As filed with the Securities and Exchange Commission on January 28, 2026
Registration File No. 333-229782
Registration File No. 811-23425

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
____________________________________________________________________________
 FORM N-2
☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 12
☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ Amendment No. 16
__________________________________________________________________________
CIM Real Assets & Credit Fund
(Exact Name of Registrant as Specified in Charter)
__________________________________________________________________________

4700 Wilshire Boulevard
Los Angeles, California 90010
(323) 860-4900
(Address and Telephone Number, Including Area Code, of Principal Executive Offices)

David Thompson
4700 Wilshire Boulevard
Los Angeles, California 90010
(323) 860-4900
(Name and Address of Agent for Service)
__________________________________________________________________________

Copies to:

Rajib Chanda
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
Jacqueline Edwards
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
__________________________________________________________________________

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
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Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
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Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
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☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
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This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:   .

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This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:   .

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This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:   .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”))
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act)
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act)
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act)
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))
☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

CIM REAL ASSETS & CREDIT FUND
Class I, Class C, Class A and Class L Common Shares of Beneficial Interest
The Fund. CIM Real Assets & Credit Fund, a Delaware statutory trust, is a non-diversified, closed-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), that continuously offers its common shares of beneficial interest (the “Common Shares”) and is operated as an “interval fund.” The words “Fund,” “we,” “us” and “our” refer to CIM Real Assets & Credit Fund and its wholly-owned subsidiaries, except when the context suggests otherwise.
Securities Offered. The Fund is offering four classes of Common Shares on a continuous basis: Class I Common Shares (the “Class I Shares”), Class A Common Shares (the “Class A Shares”), Class C Common Shares (the “Class C Shares”) and Class L Common Shares (the “Class L Shares”). The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal fees. Class I Shares and Class C Shares are offered on a continuous basis at current net asset value (“NAV”) per Class I Share and Class C Share, respectively. Class A Shares are offered on a continuous basis at current NAV per Class A Share, plus a sales load of up to 5.75% per Class A Share. Class L Shares are offered on a continuous basis at current NAV per Class L Share, plus a sales load of up to 4.25% per Class L Share. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account.
Investment Objective. The Fund’s investment objective is to generate current income through cash distributions and preserve shareholders’ capital across various market cycles, with a secondary objective of capital appreciation. There can be no assurance that the Fund will achieve its investment objective. Further, the Fund aims to generate current income with lower volatility and correlation to other income investment alternatives.
Investment Strategies. The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its assets (net assets plus any borrowings for investment purposes) in “real assets” (as defined below) and “credit and credit-related investments” (as defined below).
The Fund defines “real assets” as assets issued by issuers where the underlying interests are investments in real estate or infrastructure (“Real Assets”). The Fund’s investments in Real Assets generally consist of (1) direct real estate that is held through one or more wholly-owned subsidiaries, (2) public real estate investment trusts (“REITs”) (including publicly-traded REITs and publicly registered and non-listed REITs) and private REITs, (3) real estate mortgages, (4) commercial mortgage-backed securities (“CMBS”) and (5) infrastructure assets. The Fund’s investments in Real Assets will generally consist of Real Assets in qualified communities throughout the United States (“Qualified Communities”). In addition to its Real Assets located in the United States, the Fund invests in Real Assets located in foreign countries (including real estate debt or mortgages backed by real estate in foreign countries). The Fund will limit its foreign Real Assets investments to Real Assets located in Canada, and countries in Western Europe, Central America or South America and may invest in emerging markets countries located in those regions. The Fund will limit its foreign investments to 15% of its total assets. There is no minimum allocation to foreign investments and, at times, the Fund may hold only U.S. investments. The Fund has formed a wholly-owned subsidiary that has elected to be taxed as a REIT (the “REIT Subsidiary”). Certain of the Fund’s Real Assets are held through the REIT Subsidiary.
The Fund defines “Credit and Credit-Related Investments” as debt securities, such as bonds and loans, and securities that have risk profiles consistent with fixed-income securities such as preferred stock and subordinated debt. The Fund intends for its “Credit and Credit-Related Investments” to generally consist of (1) investments in floating and fixed rate loans of U.S. middle-market companies; (2) broadly syndicated senior secured corporate loans (“Broadly Syndicated Loans”); (3) investments in the debt and equity tranches of collateralized loan obligations (“CLOs”); and (4) opportunistic credit investments, by which the Fund means stressed and distressed credit situations, restructurings and non-performing loans. The Fund’s credit and credit-related investments will primarily be issued by U.S. issuers, although the Fund may invest in credit and credit-related investments of foreign issuers or that have foreign exposure, subject to the 15% limitation noted above. Certain of the Fund’s credit and credit-related investments will be in U.S. middle-market companies. The CLOs in which the Fund intends to invest are collateralized by portfolios consisting primarily of below investment grade U.S. senior secured loans with a large
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number of distinct underlying borrowers across various industry sectors. The Fund’s credit and credit-related investments are typically unrated or rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal. Unrated and below investment grade securities are also sometimes referred to as “junk” securities. In addition, the CLO equity and subordinated debt securities in which the Fund will invest are highly leveraged (with CLO equity securities typically being leveraged 9 to 13 times), which magnifies the Fund’s risk of loss on such investments.
As a fundamental policy, the Fund will concentrate its investments in the real estate industry, meaning that it will invest over 25% of its total assets in the real estate industry. Therefore, the performance of its portfolio will be significantly impacted by the performance of the real estate market in general and the Fund may experience more volatility and be exposed to greater risk than it would be if it held a less concentrated portfolio. See “Risks—Real Estate Industry Risk” in this prospectus.
Although the make-up of the Fund’s investment portfolio will vary over time due to factors such as market conditions and the availability of attractive investment opportunities, the Fund is currently targeting to invest 30% of the Fund’s total assets in Real Assets (excluding real estate mortgages and CMBS) and 70% of the Fund’s total assets in Credit and Credit-Related Investments and real estate mortgages and CMBS. The Fund has obtained an exemptive order from the SEC (the “Order”) to allow it to co-invest with certain of its affiliates in a manner consistent with its investment objective, positions, policies, strategies and restrictions as well as regulatory requirements, the conditions specified in the Order and other pertinent factors. Pursuant to the Order, the Fund is generally permitted to co-invest with certain of its affiliates if a “required majority” (as defined in the 1940 Act) of its independent trustees makes certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of the Fund or its shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of shareholders and is consistent with the Fund’s investment objective and strategies. Co-investment transactions with other funds and vehicles managed by affiliates of the Advisers provide the Fund’s investors with exposure to proprietary transactions alongside large, sophisticated institutions that otherwise may not be available to retail investors and may have high investment minimums. Co-investment transactions also promote further alignment with other funds and vehicles managed by affiliates of the Advisers.
Investing in the Common Shares involves certain risks. See “Risks” beginning on page 43 of this prospectus.

	Offering Price to the Public (1)	Maximum Sales Load	Proceeds to Fund (2)
Class I Shares	At current NAV	–	Amount invested at current NAV
Class C Shares	At current NAV	–	Amount invested at current NAV
Class A Shares	At current NAV, plus a sales load of up to 5.75%	5.75%	Amount invested at current purchase price, less applicable Sales Load
Class L Shares	At current NAV, plus a sales load of up to 4.25%	4.25%	Amount invested at current purchase price, less applicable Sales Load
Maximum Offering (3)(4)	$1,000,000,000	Up to 5.75%	Up to $1,000,000,000
__________________________
(1)Each class of common shares is continuously offered at a price equal to current NAV, plus, in the case of Class A Shares and Class L Shares, a maximum sales load of 5.75% and 4.25% of the offering price, respectively. The Fund has received exemptive relief from the SEC to permit the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal fees.
(2)The payment of both the sales load, which is directly borne by investors, will immediately reduce the NAV of each Common Share purchased in this offering.
(3)Assumes an offering of only Class A Shares and Class L Shares at the maximum sales load.
(4)The Fund estimates that it will incur approximately $7.1 million of interest expenses in the next 12 months. Any such expenses will be borne by investors in this offering and will result in a reduction of the NAV of the Common Shares.

Interval Fund/Repurchase Offers. The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to shareholders, conducts periodic repurchase offers. The Fund has adopted a fundamental investment policy to make quarterly offers to repurchase no less than 5% of its outstanding Common Shares at NAV. As a fundamental policy, it may not be changed without shareholder approval. If a repurchase offer is oversubscribed, the Fund may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Common Shares as of the date of the Repurchase Request Deadline (as defined below). Any share repurchase offer in excess of 5% of the Fund’s outstanding Common Shares is entirely within the discretion of the Fund. In the event that the Fund determines not to repurchase more than the repurchase offer amount, or if the Fund does determine to increase the amount but shareholders tender more than the repurchase offer amount plus 2% of the Fund's outstanding Common Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Common Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. However, the Fund may accept all Common Shares tendered for repurchase by shareholders who own less than 100 Common Shares and who tender all of their Common Shares, before prorating other amounts tendered. With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum.
Shareholders will receive written notice of each quarterly repurchase offer (the “Repurchase Offer Notice”) at least 21 calendar days and not more than 42 calendar days before the date the repurchase offer ends (the “Repurchase Request Deadline”). Common Shares will be repurchased at the NAV per Common Share determined as of the close of regular trading on the New York Stock Exchange no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (the “Repurchase Pricing Date”). The Fund will distribute such payment no later than seven calendar days after the Repurchase Pricing Date. See “Periodic Repurchase Offers”.
Risks. Investing in the Fund involves a high degree of risk. In particular:
•The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.
•Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his, her or its shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.
•The Fund will ordinarily pay distributions from its net investment income, if any, once a month; however, the amount of distributions that the Fund may pay, if any, is uncertain.
•The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital, meaning a return of a shareholder’s original investment in the Fund and borrowings. Shareholders who receive periodic distributions consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses, as well as the sales load. Our distributions to stockholders may be funded from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, and additional support payments that are subject to repayment to our adviser if certain conditions are met. The reimbursement of these payments to our adviser (if any such reimbursements are made) would reduce the future distributions to which you would otherwise be entitled.
•With regard to Class A Shares and Class L Shares, there is a front-end sales load of up to 5.75% and up to 4.25% of the offering price, respectively. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment. Investors will experience immediate dilution of their investment as a result of paying selling commissions and dealer manager fees and offering expenses the Fund incurs in connection with this offering. In addition, because the Fund continuously issues Common Shares in this offering, investors may experience additional dilution in the NAV of their Common Shares.
•The Common Shares have no history of public trading, nor is it intended that the Common Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Common Shares, liquidity for the Common Shares will be provided only through repurchase offers of Common Shares at NAV, and there is no guarantee that an investor will be able to sell all the Common Shares the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Common Shares to be illiquid.
•Investing in the Common Shares may be speculative and involves a high degree of risk, including the risks associated with leverage.
•The Fund’s investments in foreign real estate or foreign issuers may involve more risk than in investments in U.S. real estate or U.S. issuers. These foreign investments may fluctuate more widely in price and may be more difficult to sell due to adverse market, economic, political, regulatory or other factors.
•Fluctuations in currency exchange rates may negatively affect the value of the Fund’s foreign dollar denominated investments or reduce the Fund’s returns.
See “Risks” below in this prospectus.
Accordingly, the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment.
Leverage. In pursuing the Fund’s investment objective, the Fund will seek to enhance returns through the use of leverage. The Fund (i) uses borrowings, including loans from certain financial institutions and the issuance of commercial paper and debt securities (collectively, “Borrowings”) to leverage its portfolio, in an aggregate amount of up to 33 1/3% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such Borrowings) immediately after such Borrowings and (ii) may issue preferred stock in an aggregate amount of up to 50% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such issuance) immediately after such issuance.
In addition, the Fund has entered into a total return swap (“TRS”) through a wholly-owned subsidiary. A TRS is a specific type of swap contract in which one party agrees to make periodic payments to another party based on the return of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS is typically used to obtain exposure to a basket of securities or loans or market without owning or taking physical custody of such securities or loans or investing directly in such market. The TRS effectively adds leverage to our portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. See “Swap Agreements” in this prospectus.
In addition to any indebtedness incurred by the Fund, the Fund also utilizes leverage by mortgaging certain properties held by the Fund’s subsidiaries (including the REIT Subsidiary) or by acquiring properties with existing debt. Any such leverage of the Fund’s properties that are primarily controlled by the Fund will be consolidated with any leverage incurred directly by the Fund and subject to the 1940 Act’s limitations on leverage.
The use of leverage involves increased risk, including increased variability of the Fund’s net income, distributions and NAV in relation to market changes. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our securities. The Fund’s leverage strategy may not work as planned or achieve its goal. All leverage expenses of the Fund will be borne solely by holders of the Fund’s Common Shares. See “Prospectus Summary—Leverage” and “Risks—Leverage Risk.”
Investment Adviser. CIM Capital IC Management, LLC, a Delaware limited liability company (the “Adviser”), is the Fund’s investment adviser and is primarily responsible for determining the amount of the Fund’s total assets that are allocated to each of the Fund’s sub-advisers, and will review such allocation percentage on an ongoing basis and adjust the allocation percentage as necessary to best achieve the Fund’s investment objective. The Adviser also provides administrative and compliance oversight services to the Fund. The Adviser, a wholly-owned subsidiary of CIM Group, LLC (collectively with its affiliates, “CIM Group” or “CIM”), is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Founded in 1994, CIM Group is a vertically-integrated community focused real estate and infrastructure owner, operator, lender and developer (meaning that it combines in-house investment and management teams) of real assets for CIM’s own account and on behalf of CIM’s partners and co-investors seeking exposure to real assets and associated credit strategies with a principal focus on metropolitan areas across the Americas and Europe. CIM Group, the parent company of the Adviser, has aggregate assets owned and operated of approximately $31.8 billion1 as of September 30, 2025 across multiple strategies but has not previously managed and does not currently manage any other registered investment companies.
The Adviser has engaged CIM Capital SA Management, LLC, a Delaware limited liability company (the “CIM Sub-Adviser”) that is registered as an investment adviser with the SEC under the Advisers Act, to act as an investment sub-adviser to the Fund. The CIM Sub-Adviser is a wholly-owned subsidiary of CIM Group and is an affiliate of the Adviser. The CIM Sub-Adviser is responsible for identifying and sourcing investment opportunities with respect to investments in Real Assets held by the Fund, either through a REIT Subsidiary managed by the CIM Sub-Adviser or directly.
The Adviser has also engaged OFS Capital Management, LLC, a Delaware limited liability company (the “OFS Sub-Adviser,” and, together with the CIM Sub-Adviser, the “Sub-Advisers” and each a “Sub-Adviser”) that is registered as an investment adviser with the SEC under the Advisers Act, to act as an investment sub-adviser to the Fund. The OFS Sub-Adviser is an indirect wholly-owned subsidiary of Orchard First Source Asset Management Holdings, LLC (“OFSAM”), and is an affiliate of the Adviser. The OFS Sub-Adviser is responsible for identifying and sourcing credit and credit-related investment opportunities as well as investments in CMBS.
The Adviser and the Sub-Advisers together are referred to as the “Advisers.”
Distributor and Dealer Manager. Northern Lights Distributors, LLC (the “Distributor”), an affiliate of the Ultimus Administrator (defined below), is the principal underwriter and distributor of the Class I Shares, Class C Shares, Class A Shares and Class L Shares. In addition, CCO Capital, LLC (the “Dealer Manager”) serves as the Fund’s dealer manager and receives compensation for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of the Common Shares.
Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. The Fund is designed as a long-term investment and not as a trading vehicle. Investors should read this prospectus, which concisely sets forth information about the Fund, before deciding whether to invest in the Common Shares, and retain it for future reference. Additional information about the Fund, including the Fund’s Statement of Additional Information (“SAI”) dated January 28, 2026, has been filed with the Securities and Exchange Commission (“SEC”). The table of contents of the SAI appears on page SAI-1 of this prospectus. The SAI, material incorporated by reference and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll free at 855-747-9559 or by contacting the Fund by mail at 4700 Wilshire Boulevard, Los Angeles, CA 90010. You may also obtain a copy of each of the filings on the SEC’s website at http://www.sec.gov or on the Fund’s website at https://www.cimgroup.com/investment-platforms/credit/racr. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.
The Common Shares do not represent a deposit or obligation of and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus dated January 28, 2026.
1 “Assets Owned and Operated” represents the aggregate assets owned and operated by CIM Group on behalf of partners (including where CIM contributes alongside for its own account) and co-investors, whether or not CIM has discretion, in each case without duplication.
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You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

PROSPECTUS SUMMARY
This is only a summary of certain information contained in this prospectus relating to CIM Real Assets & Credit Fund (the “Fund”). This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information (the “SAI”).
The Fund
CIM Real Assets & Credit Fund, a Delaware statutory trust, is a non-diversified, closed-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), that continuously offers its common shares of beneficial interest (the “Common Shares”) and is operated as an “interval fund.” The words “Fund,” “we,” “us” and “our” refer to CIM Real Assets & Credit Fund and its wholly-owned subsidiaries, except when the context suggests otherwise. See “The Fund” and “The Fund’s Subsidiaries.”
The Offering
The Fund is offering four shares of Common Shares on a continuous basis: Class I Common Shares (the “Class I Shares”), Class A Common Shares (the “Class A Shares”), Class C Common Shares (the “Class C Shares”) and Class L Common Shares (the “Class L Shares”). The Fund has received exemptive relief from the Securities and Exchange Commission (the “SEC”) to permit the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges.
Class I Shares and Class C Shares are offered on a continuous basis at current net asset value (“NAV”) per Class I Share and Class C Share, respectively. Class A Shares are offered on a continuous basis at current NAV per Class A Share, plus the maximum sales load of 5.75% of the offering price. Class L Shares are offered on a continuous basis at current NAV per Class L Share, plus the maximum sales load of 4.25% of the offering price. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Class I Shares, Class C Shares, Class A Shares and Class L Shares have equal rights and privileges. See “Plan of Distribution.”
The Fund reserves the right to reject a purchase order for any reason. Shareholders will not have the right to redeem their Common Shares. However, as described below, in order to provide limited liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding Common Shares.
Minimum Investment
The minimum initial investment for Class C Shares, Class A Shares and Class L Shares is $2,500 per account. The minimum initial investment for Class I Shares is $1,000,000 per account. The minimum subsequent investment per account for all classes of Common Shares is $1,000. The minimum investment for each class of Common Shares may be modified or waived in the sole discretion of the Fund or the Dealer Manager. The Fund or Dealer Manager may permit a financial intermediary to waive the initial minimum per shareholder for Class I Shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based advisory programs; financial intermediaries with clients of a registered investment advisor (“RIA”) purchasing fund shares in fee based advisory accounts with a $1,000,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund or Dealer Manager, as applicable.
Investment Objective
The Fund’s investment objective is to generate current income through cash distributions and preserve and protect shareholders’ capital across various market cycles, with a secondary objective of capital appreciation. There can be no assurance that the Fund will achieve its investment objective. The Fund’s investment objective is not a fundamental policy and may be changed by the Fund’s Board of Trustees (the “Board” or the “Board of Trustees”) without the approval of the holders of a majority of the outstanding Common Shares or preferred shares, if any. Further, the Fund aims to generate current income with lower volatility and correlation to other income investment alternatives.
Investment Strategies
The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its assets (net assets plus any borrowings for investment purposes) in Real Assets (as defined below) and “credit and credit-related securities” (as defined below).
The Fund defines “real assets” as assets issued by issuers where the underlying interests are investments in real estate or infrastructure. The Fund’s investments in Real Assets generally consist of (1) direct real estate that is held through one or more wholly-owned subsidiaries, (2) public REITs (including publicly-traded REITs and publicly registered and non-listed REITs) and private REITs, (3) real estate mortgages, (4) CMBS and (5) infrastructure assets. The Fund’s investments in Real Assets will generally consist of Real Assets in qualified communities throughout the United States (“Qualified Communities”). In addition to its Real Assets located in the United States, the Fund invests in Real Assets located in foreign countries (including real estate debt or mortgages backed by real estate in foreign countries). The Fund will limit its foreign Real Assets investments to Real Assets located in Canada, and countries in Western Europe, Central America or South America and may invest in emerging markets countries located in those regions. The Fund will limit its foreign investments to 15% of its total assets. There is no minimum allocation to foreign investments and, at times, the Fund may hold only U.S. investments.
As a fundamental policy, the Fund will concentrate its investments in the real estate industry, meaning that it will invest over 25% of its total assets in the real estate industry. Therefore, the performance of its portfolio will be significantly impacted by the performance of the real estate market in general and the Fund may experience more volatility and be exposed to greater risk than it would be if it held a less concentrated portfolio. See “Risks—Real Estate Industry Risk” in this prospectus.
The Fund defines “credit and credit-related investments” as debt securities, such as bonds and loans, and securities that have risk profiles consistent with fixed-income securities such as preferred stock and subordinated debt. The Fund’s “credit and credit-related investments” generally consist of (1) investments in floating and fixed rate loans of U.S. middle-market companies; (2) Broadly Syndicated Loans; (3) CLOs; and (4) opportunistic credit investments, by which the Fund means stressed and distressed credit situations, restructurings and non-performing loans. The Fund may also obtain exposure to the asset classes above by investing in other investment companies that invest in those types of assets. The Fund’s credit and credit-related investments will primarily be issued by U.S. issuers, although the Fund may invest in credit and credit-related investments of foreign issuers or that have foreign exposure, subject to the 15% limitation noted above. Certain of the Fund’s credit and credit-related investments will be in U.S. middle-market companies. Generally, middle-market investments are held to maturity (typically 5 to 7 years) or repayment but may be sold earlier if a liquidity event occurs, such as a sale, recapitalization, or worsening of the credit quality of the portfolio company. The CLOs in which the Fund intends to invest are collateralized by portfolios consisting primarily of below investment grade U.S. senior secured loans with a large number of distinct underlying borrowers across various industry sectors. These investments are considered speculative with respect to timely payment of interest and repayment of principal. Unrated and below investment grade securities are also sometimes referred to as “junk” securities. Although the make-up of the Fund’s investment portfolio will vary over time due to factors such as market conditions and the availability of attractive investment opportunities, the Fund is currently targeting to invest 30% of the Fund’s total assets in Real Assets (excluding real estate mortgages and CMBS) and 70% of the Fund’s total assets in Credit and Credit-Related Investments and real estate mortgages and CMBS.
The Adviser has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Real Assets (excluding CMBS) to the CIM Sub-Adviser and the portion of the Fund’s investment portfolio that is allocated to CMBS and credit and credit-related investments to the OFS Sub-Adviser. The Adviser will determine the amount of the Fund’s total assets that are allocated to each Sub-Adviser, and will review such allocation percentage on an ongoing basis and adjust the allocation percentage as necessary to best achieve the Fund’s investment objective. It is expected that the portion of the Fund’s assets that are managed by the CIM Sub-Adviser will be between 30% and 70% of the Fund’s total assets, and that the portion of the Fund’s assets that are managed by the OFS Sub-Adviser will be between 30% and 70% of the Fund’s total assets.

The Fund may not make loans except as permitted by the 1940 Act, but does not otherwise impose any limits on its loan origination activities. The Fund has not imposed specific limitations on the portion of its assets that may be invested in any of the categories outlined. The actual percentage of the Fund’s assets that are managed by the Sub-Advisers may from time to time be outside the target levels provided above due to factors such as market conditions and the availability of attractive investment opportunities.
In connection with making floating and fixed rate loans to U.S. middle-market companies, the Fund may also be offered the opportunity to invest in warrants and common and preferred equity securities of such issuers.
The Fund has obtained an exemptive order from the SEC (the “Order”) to allow it to co-invest with certain of its affiliates in a manner consistent with its investment objective, positions, policies, strategies and restrictions as well as regulatory requirements, the conditions specified in the Order and other pertinent factors. Pursuant to the Order, the Fund is generally permitted to co-invest with certain of its affiliates if a “required majority” (as defined in the 1940 Act) of its independent trustees makes certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of the Fund or its shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of shareholders and is consistent with the Fund’s investment objective and strategies. Co-investment transactions with other funds and vehicles managed by affiliates of the Advisers provide the Fund’s investors with exposure to proprietary transactions alongside large, sophisticated institutions that otherwise may not be available to retail investors and may have high investment minimums. Co-investment transactions also promote further alignment with other funds and vehicles managed by affiliates of the Advisers. As a result of the Order, there could be significant overlap in the Fund’s investment portfolio and the investment portfolio of other funds managed by the Adviser, the Sub-Advisers or their affiliates that can avail themselves of the Order. In addition, the Fund has filed a new application for exemptive relief that, if granted, would supersede the Fund’s existing Order and permit the Fund to co-invest pursuant to a different set of conditions than those in the Fund’s existing Order. However, there is no guarantee that such application will be granted.
Our Structure
The Fund currently makes its real estate property investments through wholly-owned subsidiaries. In each instance that the Fund makes a real estate property investment, the Fund has created a wholly-owned subsidiary that is organized as a Delaware LLC to make that investment. As a result, each real estate property investment of the Fund is directly owned by a separate wholly-owned subsidiary of the Fund that was formed to hold that particular property. Certain of the Fund’s credit investments and its investment in a TRS are also held through subsidiaries created by the Fund. The Fund has also formed a wholly-owned subsidiary that has elected to be taxed as a REIT (the “REIT Subsidiary”). The REIT Subsidiary indirectly holds certain of the Fund’s Real Assets investments by, in each case, owning the separate subsidiary that was formed to hold a particular real estate investment. The Fund expects to form a new wholly-owned subsidiary each time it makes a new real estate property investment, has formed subsidiaries to hold its credit investments and may form one or more wholly-owned subsidiaries in connection with credit investments if the Adviser or the Sub-Advisers determine that it is in the best interest of the Fund and its shareholders that such investment be held in such capacity.
Periodic Repurchase Offers
The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to shareholders, conducts periodic repurchase offers. The Fund has adopted a fundamental investment policy to make quarterly offers to repurchase no less than 5% of its outstanding Common Shares at NAV.
Notification of each quarterly repurchase offer will be sent to shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which shareholders must tender their Common Shares in response to a repurchase offer) (the “Repurchase Request Deadline”).

The Common Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Common Shares. Accordingly, you may not be able to sell Common Shares when and/or in the amount that you desire. Thus, the Common Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Risks—Repurchase Offers Risk.” The Fund has elected not to impose any repurchase fee on repurchases of Common Shares.
Leverage
In pursuing the Fund’s investment objective, the Fund will seek to enhance returns through the use of leverage. The Fund (i) uses borrowings, including loans from certain financial institutions, commercial paper and debt securities (collectively, “Borrowings”), in an aggregate amount of up to 33 1/3% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such Borrowings) immediately after such Borrowings, and (ii) may issue preferred stock in an aggregate amount of up to 50% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such issuance) immediately after such issuance. Currently, the Fund has an unsecured credit facility with a bank in place under which the Fund can borrow up to $70.0 million, subject to a borrowing base calculation. Subject to the satisfaction of certain conditions and the borrowing base calculation, the Fund can increase the amount that it may borrow under the unsecured credit facility to $100.0 million. Outstanding advances under the unsecured credit facility bear interest at the rate of Secured Overnight Financing Rate (“SOFR”) plus 4.00%. The Fund also pays a quarterly facility fee of 0.125% of the commitment under the unsecured credit facility. The unsecured credit facility contains certain customary covenants, including a maximum debt to asset value ratio covenant and a minimum liquidity requirement. The unsecured credit facility matures in December 2026, provided that the Fund may elect to extend the maturity date for two periods of 12 months each, in each instance upon satisfaction of certain conditions. As of January 16, 2026, $35.0 million was outstanding under the unsecured credit facility at a weighted average interest rate of 7.69%.
The Fund has a Master Repurchase Agreement (the “Reverse Repo Facility”) with J.P. Morgan Securities LLC (“JP Morgan”), which provides for financing primarily through JP Morgan’s purchase of certain assets from the Fund and an agreement by the Fund to repurchase such assets back at an agreed-upon future date and price. In the event of the Fund’s default of the obligation to repurchase, JP Morgan has the right to liquidate the assets and apply the proceeds in satisfaction of the Fund’s obligation to repurchase. The Reverse Repo Facility carries a rolling term which is reset monthly and advances thereunder may be made based on one-month Term SOFR plus a spread designated by JP Morgan, which as of January 16, 2026, ranged from 0.65% to 1.40%. As of January 16, 2026, the Fund had 20 CMBS and 17 CLO Debt investments with an aggregate fair value of $114.2 million financed with $87.0 million in borrowings under the Reverse Repo Facility at a weighted average interest rate of 4.89%. The average outstanding balance under the Reverse Repo Facility from October 1, 2025 to January 16, 2026, was $65.3 million.
As of January 16, 2026, the Fund had two wholly-owned properties with outstanding mortgage notes: one bearing a floating interest rate of SOFR plus 3.50% with an outstanding principal balance and fair value of $28.5 million maturing on December 12, 2026, and one bearing a fixed interest rate of 5.06% with an outstanding principal balance and fair value of $18.7 million maturing on January 1, 2031. In addition, as of January 16, 2026, the Fund had certain co-investments in real assets that had mortgage notes outstanding. As of January 16, 2026, the Fund’s share of the mortgage notes outstanding related to these co-investments had a carrying value of $48.9 million with a fair value of $48.4 million.
If cash flow is insufficient to pay principal and interest on borrowings, a default could occur, ultimately resulting in foreclosure of any security instrument securing the debt and a complete loss of the investment, which could result in losses to the Fund.
In addition, the Fund has entered into a TRS through a wholly-owned subsidiary. A TRS is a specific type of swap contract in which one party agrees to make periodic payments to another party based on the return of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS is typically used to obtain exposure to a basket of securities or loans or market without owning or taking physical custody of such securities or loans or investing directly in such market. The TRS effectively adds leverage to our portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market.
In addition to any indebtedness incurred by the Fund, the Fund also utilizes leverage by mortgaging certain properties held by the Fund’s subsidiaries (including the REIT Subsidiary) or by acquiring properties with existing debt. Any such leverage relating to properties that are primarily controlled by the Fund will be consolidated with any leverage incurred directly by the Fund and subject to the 1940 Act’s limitations on leverage, which allows for borrowings in an aggregate amount of up to 33 1/3% of the Fund’s total assets.
Distributions
The Fund has made and intends to continue to make distributions of the net investment income of the Fund each month to its shareholders after payment of Fund operating expenses following the commencement of this offering. In addition, the Fund intends to distribute any net capital gains it earns from the sale of portfolio securities to shareholders no less frequently than annually.
Cash distributions to holders of the Common Shares will automatically be reinvested under the Fund’s Dividend Reinvestment Plan (the “DRP”) in additional whole and fractional shares unless investors elect to receive distributions in cash. Investors may terminate their participation in the DRP with prior written notice to the Fund. See “Distributions” and “Dividend Reinvestment Plan.”
Investment Adviser
CIM Capital IC Management, LLC (the “Adviser”) acts as the Fund’s investment adviser and is primarily responsible for determining the amount of the Fund’s total assets that are allocated to each of the Fund’s sub-advisers, and will review such allocation percentage on an ongoing basis and adjust the allocation percentage as necessary to best achieve the Fund’s investment objective. The Adviser also provides administrative and compliance oversight services to the Fund and the REIT Subsidiary. Founded in 1994, CIM Group, the parent company of the Adviser, is a vertically-integrated community-focused real estate and infrastructure owner, operator, lender and developer of real assets. Mitsui & Co., Ltd., a Japanese trading conglomerate, owns approximately 20% interest in CIM Group. As of September 30, 2025, CIM Group has aggregate assets owned and operated of approximately $31.8 billion2 across multiple strategies, but has not previously managed any registered investment companies. The Adviser or its affiliate will also furnish us with office facilities, equipment and personnel for servicing the management of our operations.
To the extent advisory fees are paid to the Adviser by the REIT Subsidiary, such fees will be offset against fees otherwise payable by the Fund to the Adviser, such that shareholders of the Fund will only be subject to one layer of fees to the Adviser. Notwithstanding this arrangement, the Fund and its shareholders will indirectly bear the expenses associated with the organization, investment activities and operating of the REIT Subsidiary including maintaining REIT qualification.
Investment Sub-Advisers
The Adviser has engaged CIM Capital SA Management, LLC, a Delaware limited liability company (the “CIM Sub-Adviser”) that is registered as an investment adviser with the SEC under the Advisers Act, to act as an investment sub-adviser to the Fund and the REIT Subsidiary. The CIM Sub-Adviser is responsible for identifying and sourcing investment opportunities with
2 “Assets Owned and Operated” represents the aggregate assets owned and operated by CIM Group on behalf of partners (including where CIM contributes alongside for its own account) and co-investors, whether or not CIM has discretion, in each case without duplication.

respect to investments in Real Assets (excluding CMBS) held by the Fund, either through the REIT Subsidiary or another subsidiary.
The CIM Sub-Adviser, subject to oversight by the Adviser and subject to the authority of the Board of Trustees, is primarily responsible for making investment decisions with respect to Real Assets (excluding CMBS) held by the Fund, either through the REIT Subsidiary or another subsidiary. Investments in Real Assets include interests in real estate held through subsidiaries, including the REIT Subsidiary, mortgages and infrastructure assets.
The Adviser has also engaged OFS Capital Management, LLC, a Delaware limited liability company (the “OFS Sub-Adviser”), that is registered as an investment adviser with the SEC under the Advisers Act, to act as an investment sub-adviser to the Fund.
The OFS Sub-Adviser, subject to oversight by the Adviser and subject to the authority of the Board of Trustees, is responsible for identifying and sourcing credit and credit-related investment opportunities, including, but not limited to, investments in middle-market companies, Broadly Syndicated Loans, investments in the debt and equity tranches of CLOs and opportunistic credit investments (including stressed and distressed credit situations). The OFS Sub-Adviser is also responsible for identifying and sourcing investments in CMBS. OFS (which refers to the collective activities and operations of OFSAM and its subsidiaries and certain affiliates) is a full-service provider of capital and leveraged finance solutions to U.S. corporations.
The OFS Sub-Adviser serves as the investment adviser to business development companies, registered closed-end funds, and separately managed, proprietary and sub-advised accounts.
The OFS Sub Adviser capitalizes on the deal origination and sourcing, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of OFS’s professionals. The senior management team at OFS has developed a broad network of contacts within the investment community and possesses an average of over 25 years of experience in credit investments.
As our investment sub-advisers, the Sub-Advisers are obligated to allocate investment opportunities among us and any other clients fairly and equitably over time in accordance with their allocation policies.
Management and Incentive Fees
Pursuant to the amended and restated investment advisory agreement that the Fund has entered into with the Adviser (the “Investment Advisory Agreement”), and in consideration of the advisory services to be provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — the Management Fee and the Incentive Fee (each as defined below). At the end of each calendar quarter, the Adviser shall designate 50% of the total management fees (base management fees plus any incentive fees payable to the Adviser by the Fund, collectively referred to as “Total Adviser Fees”) as Sub-Advisory fees (the “Sub-Advisory Fees”) provided however, that to the extent that any of the Total Adviser Fees relates to CMBS, the Adviser shall designate 25% of the Total Adviser Fee for such CMBS assets as Sub-Advisory Fees. Pursuant to the Investment Sub-Advisory Agreement that the Adviser has entered into with the CIM Sub-Adviser (the “CIM Investment Sub-Advisory Agreement”), the Adviser will pay the CIM Sub-Adviser a percentage of the Sub-Advisory Fees equal to the percentage of unlevered equity capital attributable to all investments in Real Assets identified and sourced by the CIM Sub-Adviser. Pursuant to the Investment Sub-Advisory Agreement that the Adviser has entered into with the OFS Sub-Adviser (the “OFS Investment Sub-Advisory Agreement”), the Adviser will pay the OFS Sub-Adviser a percentage of the Sub-Advisory Fees equal to the percentage of unlevered equity capital attributable to all credit and credit-related investments and CMBS identified and sourced by the OFS Sub-Adviser. The Sub-Advisory Fees will be paid by the Adviser out of the fee the Adviser receives from the Fund, and will not impact the Fund’s expenses.
In addition, pursuant to the investment advisory agreement that the REIT Subsidiary has entered into with the Adviser (the “REIT Subsidiary Advisory Agreement”), and in consideration of the advisory services to be provided by the Adviser to the REIT Subsidiary, the Adviser is entitled to a management fee, as described below. Pursuant to an investment sub-advisory agreement that the CIM Sub-Adviser has entered into with the Adviser on behalf of the REIT Subsidiary (the “REIT Subsidiary

Sub-Advisory Agreement”), the Adviser pays the CIM Sub-Adviser 50% of the management fee payable to the Adviser on behalf of the REIT Subsidiary.
Management Fee. The “Management Fee” is a fee payable to the Adviser on behalf of the Fund, and is calculated at an annual rate of 1.50% of the daily value of the Fund’s net assets and is payable quarterly in arrears. The management fee payable to the Adviser on behalf of the REIT Subsidiary is calculated at an annual rate of 1.50% of the daily value of the REIT Subsidiary’s net assets. Management Fees payable by the Fund will be offset by any advisory fees paid by the REIT Subsidiary. The Adviser has waived its right to receive a Management Fee on the portion of the Fund’s assets invested in an affiliated publicly-traded REIT.
Incentive Fee. The “Incentive Fee” is a fee calculated and payable quarterly in arrears and equals 15.00% of the Fund’s “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter, subject to a preferred return, or “hurdle,” of 1.50% of the Fund’s NAV and a “catch up” feature. The amount of the Incentive Fee is not affected by any realized or unrealized losses that the Fund may suffer. See “Management and Incentive Fees.”
Co-Administrators and Accounting Agent
Under the administration agreement that the Fund has entered into with the Adviser (in its capacity as co-administrator) (the “Administration Agreement”), the Adviser or its affiliate furnishes the Fund with the provision of clerical and other administrative services, including investor relations and accounting services and maintenance of certain books and records on our behalf. In addition, the Adviser (in its capacity as co-administrator) is responsible for the publication of our NAV per each class of Common Shares and will oversee the preparation and filing of our tax returns, the payment of our expenses and the performance oversight of various third party service providers.
Separately, Ultimus Fund Solutions, LLC, located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, serves as co-administrator and accounting agent of the Fund (the “Ultimus Administrator” or “Accounting Agent”). Pursuant to a services agreement by and between the Fund and the Ultimus Administrator (the “Services Agreement”), the Ultimus Administrator provides the Fund with certain administration and accounting services, and will perform the calculation of our NAV per Common Share.
In accordance with the Administration Agreement, the Fund will reimburse the Adviser or its affiliates (in its capacity as co-administrator) for certain expenses incurred by it or its affiliates in connection with the administration of the Fund’s business and affairs. Separately, pursuant to the Services Agreement, the Fund will pay the Ultimus Administrator the greater of a minimum fee of $370,000 or fees based on the annual net assets of the Fund plus out of pocket expenses (the “Administration Fee”) in connection with providing services to the Fund.
In addition, pursuant to the administration agreement that the REIT Subsidiary has entered into with the Adviser (in its capacity as administrator) (the “REIT Subsidiary Administration Agreement”), the Adviser or its affiliate furnishes the REIT Subsidiary with the provision of administrative services. In accordance with the REIT Subsidiary Administration Agreement, the REIT Subsidiary reimburses the Adviser (in its capacity as the REIT Subsidiary administrator) for certain expenses incurred by it or its affiliates in connection with the administration of the REIT Subsidiary’s business and affairs.
Custodian and Transfer Agent
US Bank, National Association serves as the Fund’s primary custodian. UMB Bank, N.A. also serves as custodian regarding certain of the Fund’s assets. SS&C GIDS, Inc. (“SS&C”) serves as Fund’s transfer agent. See “Custodian and Transfer Agent.”
Distributor and Dealer Manager
Northern Lights Distributors, LLC, an affiliate of the Ultimus Administrator (the “Distributor”), is the principal underwriter and distributor of Class I Shares, Class C Shares, Class A Shares and Class L Shares and serves in that capacity on a best efforts basis, subject to various conditions. In addition, CCO Capital, LLC (the “Dealer Manager”) serves as the Fund’s dealer manager. In connection with the Dealer Manager’s wholesale activities, the Distributor and the Dealer Manager have entered into a wholesale marketing agreement (the “Wholesale Marketing Agreement”), pursuant to which the Dealer Manager solicits, through participating dealers, purchasers in the Fund’s shares and undertakes such advertising and promotion as it believes is reasonable in connection with procuring purchasers in the Fund’s shares and pursuant to which the Distributor may compensate the Dealer Manager for such services. The Common Shares may be offered through other brokers, dealers and other financial intermediaries (“Selling Agents”) that have entered into selling agreements with the Distributor.
With regard to Class A Shares and Class L Shares, there is a front-end sales load of up to 5.75% and up to 4.25% of the offering price, respectively, which includes a selling commission paid to Selling Agents and a fee paid to the Dealer Manager (the “Dealer Manager Fee”). For Class A Shares, the Selling Agents typically receive 5.0% of the front-end sales load and the Dealer Manager receives 0.75%. For Class L Shares, the Selling Agents typically receive 3.5% of the front-end sales load and the Dealer Manager receives 0.75%. The Dealer Manager may re-allow all or a portion of the Dealer Manager Fee to Selling Agents. The Selling Agents may, in their sole discretion, reduce or waive the selling commission. Investors should direct any questions regarding selling commissions to the relevant Selling Agent.
With regard to Class A Shares, Class C Shares, and Class L Shares, the Fund pays the Distributor an ongoing fee (the “Servicing Fee”) that is calculated monthly and accrued daily at an annualized rate of 0.25% of the average daily net assets of the Fund attributable to Class A Shares, Class C Shares, and Class L Shares. The Servicing Fee is for personal services provided to shareholders and/or the maintenance of shareholder accounts and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Servicing Fee to the Selling Agents that sell Class A Shares, Class C Shares, and Class L Shares. Payment of the Servicing Fee is governed by the Fund’s Amended and Restated Distribution and Shareholder Services Plan.
In addition, with regard to Class C and Class L Shares, the Fund pays the Distributor an ongoing distribution fee (the “Distribution Fee”) that is calculated monthly and accrued daily at an annualized rate of 0.75% and 0.25% of the average daily net assets of the Fund attributable to Class C Shares and Class L Shares, respectively. The Distribution Fee is for the sale and marketing of the Class C Shares and Class L Shares and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Distribution Fee to the Selling Agents that sell Class C Shares and Class L Shares. Payment of the Distribution Fee is governed by the Fund’s Amended and Restated Distribution and Shareholder Services Plan.
Expense Limitation Agreement
The Adviser, through February 28, 2027, and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding the incentive fee, the management fee, the service fee, fees and expenses associated with property management, development management and leasing brokerage services provided by affiliates of the Adviser, including CIM Group, LP or another licensed service provider under common control with CIM Group, LP (the “Affiliated Real Estate Service Providers”) or by unaffiliated third parties for real properties owned by the REIT Subsidiary (the “Real Estate Services”), the distribution fee, dividend and interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the fund), brokerage commissions, acquired fund fees and expenses, taxes and extraordinary expenses), to the extent that they exceed 0.75% per annum of the Fund’s average daily net assets (the “Expense Limitation”). See “—Fund Expenses” below in this prospectus. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date which they were incurred; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time the expenses were waived or absorbed to be exceeded; and (3) the reimbursement is approved by the Board.

Unlisted Closed-End Fund Structure; Limited Liquidity
The Fund does not intend to list its Common Shares for trading on any securities exchange. There is currently no secondary market for its Common Shares and the Fund does not expect any secondary market to develop for its Common Shares. Shareholders of the Fund are not able to have their Common Shares redeemed or otherwise sell their Common Shares on a daily basis because the Fund is an unlisted closed-end fund. To provide liquidity to shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Common Shares, as described herein. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Common Shares. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund.
Investor Suitability
An investment in the Fund involves a considerable amount of risk. It is possible that investors will lose money, including a complete loss of investment. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Common Shares. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to their investment objectives and personal financial situation and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.
Risks
Investing in the Fund involves risks, including the risk that shareholders may receive little or no return on their investment or that shareholders may lose part or all of their investment. Below is a summary of some of the principal risks of investing in the Fund. For a more complete discussion of the risks of investing in the Fund, see “Risks.” Shareholders should consider carefully the following principal risks before investing in the Fund:
•Unlike shares of most closed-end funds, the Common Shares will not be listed on any securities exchange;
•Although the Fund intends to implement a quarterly share repurchase program, there is no guarantee that an investor will be able to sell all of the Common Shares that the investor desires to sell. The Fund should therefore be considered to offer only limited liquidity;
•The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on the Fund’s business and operations;
•If a shareholder is able to sell its Common Shares, the shareholder may receive less than its purchase price and the then current NAV per each class of Common Shares;
•The Fund’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Shareholders who receive periodic distributions consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Although a return of capital will generally not be taxable to a shareholder, it would reduce the shareholder’s adjusted tax basis in the Common Shares and may result in higher capital gains taxes, or a lower capital loss, when Common Shares are sold. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses, as well as the sales load;
•The Fund’s ability to grow depends on its ability to raise capital;
•The Fund may borrow money, which magnifies the potential for gain or loss on amounts invested, subjects the Fund to certain covenants with which it must comply and may increase the risk of investing with the Fund;
•The Fund operates in a highly competitive market for investment opportunities;

•The Fund will be exposed to the risks related to investments in real estate, including risks related to the performance of the real estate market;
•Because the Fund will concentrate its investments in the real estate industry, the Fund may experience more volatility and be exposed to greater risk than it would be if it held a more diversified portfolio;
•The Fund’s investments in CMBS are subject to all of the risks of the underlying mortgage loans, including interest rate risk;
•The Fund has formed a wholly-owned REIT Subsidiary, which is subject to regulatory and tax requirements to maintain its status as a REIT. To qualify and remain eligible for the special tax treatment accorded to a REIT and their shareholders under the Internal Revenue Code of 1986, as amended (the “Code”), the REIT Subsidiary must, among other things, meet certain source-of-income, asset-diversification and annual distribution requirements. The failure to meet these requirements could result in the loss of REIT status. The failure of the Fund’s REIT Subsidiary to maintain its REIT status could have a negative impact on the Fund’s investment returns;
•The Fund’s investments in and originated loans to Middle-Market companies involve a number of significant risks;
•The Fund’s investments in second lien loans and unsecured loans are lower in priority of payment to senior secured loans, they are subject to the additional risk;
•The Fund’s investments in equity securities may fail to appreciate, decline in value or lose all value, and the Fund’s ability to recover its investment will depend on its portfolio company’s success;
•The Fund’s investments in Broadly Syndicated Loans involve a number of significant risks;
•The Fund’s investments in distressed credit investments have significant risk of loss, and the Fund’s efforts to protect its distressed credit investments may involve large costs and may not be successful;
•The Fund’s credit and credit related investments will generally be in below investment grade instruments commonly referred to as “junk” or high-yield instruments and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal;
•The Fund’s credit and credit-related investments are subject to risk of covenant breach, which could jeopardize the borrower’s ability to meet its obligations under the debt or equity securities that the Fund holds;
•The Fund is exposed to risks associated with changes in interest rates through its credit and credit-related investments. If interest rates fall, the Fund may not be able to generate income, and if interest rates rise, the Fund may incur more costs in connection with its use of leverage;
•The Fund is exposed to risks associated with its investment in CLOs;
•The Fund’s financial condition and results of operations could be negatively affected if a significant investment fails to perform as expected;
•There are significant and potential conflicts of interest that could impact the Fund’s investment returns. See “Conflicts of Interest”;
•To qualify and remain eligible for the special tax treatment accorded to a regulated investment company (“RIC”) and their shareholders under the Code, the Fund must, among other things, meet certain source-of-income, asset-diversification and annual distribution requirements. The failure to meet these requirements could result in the loss of RIC status. The failure of the Fund to maintain its RIC status could have a negative impact on the Fund’s investment returns and accordingly a shareholder’s returns from the Fund;
•The Fund has entered into a TRS, which exposes the Fund to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage;
•Certain investments may be exposed to the credit risk of the counterparties with whom the Fund deals as a result of the Fund’s loan origination activities;

•The valuation of securities or instruments that lack a central trading place (such as fixed-income securities or instruments) may carry greater risk than those that trade on an exchange;
•The Fund has no fixed policy regarding portfolio maturity or duration. Holding long duration and long maturity investments will increase the Fund’s exposure to the credit and interest rate risks described above, including with respect to changes in interest rates through the Fund’s credit and credit-related investments as well as increased exposure to risk of loss;
•The Fund may be materially adversely affected by market, economic and political conditions globally and in the jurisdictions and sectors in which the Fund invests;
•The Fund is subject to certain limitations on its ability to participate in transactions with affiliates, including the conditions of the co-investment exemptive relief Order that it has received from the SEC;
•Accordingly, the Fund should be considered a speculative investment that entails substantial risks and a prospective investor should invest in the Fund only if they can sustain a complete loss of their investment;
•The Fund’s investments in foreign real estate or foreign issuers may involve more risk than in investments in U.S. real estate or U.S. issuers. These foreign investments may fluctuate more widely in price and may be more difficult to sell due to adverse market, economic, political, regulatory or other factors;
•Fluctuations in currency exchange rates may negatively affect the value of the Fund’s foreign dollar denominated investments or reduce the Fund’s returns.
SUMMARY OF FUND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in the Fund’s Common Shares would bear directly or indirectly:

	Class I Shares	Class C Shares	Class A Shares	Class L Shares
Shareholder Transaction Expenses:
Maximum Sales Load (as a percentage of the offering price)(1)	None	None	5.75%	4.25%
Maximum Early Withdrawal Charge(2)	None	1.00%	None	None
Annual Expenses (Percentage of Net Assets Attributable to Common Shares)
Management Fee(3)	1.50%	1.50%	1.50%	1.50%
Incentive fees payable under our investment advisory agreement (15% of Pre-Incentive Fee Net Investment Income subject to hurdle)(4)
Servicing Fee(5)	None	0.25%	0.25%	0.25%
Distribution Fee(6)	None	0.75%	None	0.25%
Interest Payments on Borrowed Funds(7)	2.86%	2.86%	2.86%	2.86%
Other Expenses(8)	4.55%	3.92%	3.93%	3.91%
Total Annual Fund Operating Expenses	8.91%	9.28%	8.54%	8.77%
Fees Waived and/or Expenses Reimbursed(9)	(6.66)%	(6.03)%	(6.04)%	(6.02)%
Total Annual Fund Operating Expenses After Waiver and/or Reimbursement(10)	2.25%	3.25%	2.50%	2.75%

_____________________
(1)As a percentage of the Fund’s public offering price per Share. Northern Lights Distributors, LLC is the Distributor for the Class I Shares, Class C Shares, Class A Shares and Class L Shares. The Distributor is not required to sell any specific number or dollar amount of Shares, but will use its best efforts to distribute the Common Shares. The Common Shares may be offered through Selling Agents that have entered into selling agreements with the Distributor. Selling Agents typically receive the selling commissions with respect to Class A Shares and Class L Shares purchased by their clients. The Distributor does not retain any portion of the selling commissions. With regard to Class A Shares, an investor will pay a maximum sales load of up to 5.75% of the offering price, which consists of (i) selling commissions of up to 5.00% and (ii) a Dealer Manager Fee of up to 0.75%. With regard to Class L Shares, an investor will pay a maximum sales load of up to 4.25% of the offering price for the purchase of Class L Shares, which consists of (i) selling commissions of up to 3.50% and (ii) a Dealer Manager Fee of up to 0.75%. However, purchases of $250,000 or more of Class A Shares and Class L Shares may be eligible for a sales load discount. See “Plan of Distribution—Sales Load.” The Selling Agents may, in their sole discretion, reduce or waive the selling commissions. Investors should direct any questions regarding sales loads to the relevant Selling Agent. No selling commissions or dealer manager fees will be paid in connection with sales under the DRP.
(2)Class C Shares will be subject to an early withdrawal charge of 1.0% of the shareholder’s repurchase proceeds in the event that a shareholder tenders his or her Class C Shares for repurchase by the Fund at any time prior to the one-year anniversary of the purchase of such Class C Shares.
(3)The Adviser receives a Management Fee, which is calculated at an annual rate of 1.50% of the daily value of the Fund’s net assets and is payable quarterly in arrears. Management Fees payable by the Fund will be offset by any advisory fees paid by a REIT Subsidiary. The Adviser has waived its right to receive a Management Fee on the portion of the Fund’s assets invested in an affiliated publicly-traded REIT.
(4)We have agreed to pay the Adviser as compensation under the Investment Advisory Agreement a quarterly incentive fee equal to 15% of our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter, subject to a quarterly preferred return, or hurdle, of 1.50% of our NAV (the “Hurdle Rate”) and a catch-up feature. Pre-Incentive Fee Net Investment Income includes accrued income that we have not yet received in cash. No incentive fee is payable to the Adviser on realized capital gains. The incentive fee is paid to the Adviser as follows:
▪    No Incentive Fee is payable in any calendar quarter in which the Fund’s Pre-Incentive Fee Net Investment Income does not exceed the Hurdle Rate of 1.50%;
▪    100% of the Fund’s Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle Rate but is less than or equal to 1.765% in any calendar quarter is payable to the Adviser. This portion of the Fund’s Pre-Incentive Fee Net Investment Income which exceeds the Hurdle Rate but is less than or equal to 1.765% is referred to as the “catch-up.” The “catch-up” provision is intended to provide the Adviser with an incentive fee of 15% on all of the Fund’s Pre-Incentive Fee Net Investment Income when the Fund’s Pre-Incentive Fee Net Investment Income reaches 1.765% of our NAV in any calendar quarter; and
▪    15% of the Fund’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 1.765% in any calendar quarter is payable to the Adviser once the Hurdle Rate is reached and the catch-up is achieved (15% of all the Fund’s Pre-Incentive Fee Net Investment Income thereafter is allocated to the Adviser).
For a more detailed discussion of the calculation of this fee, see “Management—Management Fee and Incentive Fee.” We estimate annual incentive fees payable to the Adviser during the twelve months of operations following the date of this prospectus to be no more than 1.0% based on our estimation of the use of the proceeds of this offering and assumed leverage of approximately 12.5% of our total assets (as determined immediately before the leverage is incurred). Incentive fees payable to our Adviser will be offset by any incentive fees payable by our REIT Subsidiaries.
(5)With regard to Class A Shares, Class C Shares, and Class L Shares, the Fund pays the Distributor a Servicing Fee that is calculated monthly and accrued daily at an annualized rate of 0.25% of the Fund’s average daily net assets attributable to

Class A Shares, Class C Shares and Class L Shares for services to shareholders. The Servicing Fee is for personal services provided to shareholders and/or the maintenance of shareholder accounts and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Servicing Fee to the Selling Agents that sell Class A Shares, Class C Shares and Class L Shares. The Servicing Fee is governed by the Fund’s Amended and Restated Distribution and Shareholder Services Plan.
(6)With regard to Class C and Class L Shares, the Fund pays the Distributor a Distribution Fee that is calculated monthly and accrued daily at an annualized rate of 0.75% and 0.25% of the Fund’s average daily net assets attributable to Class C Shares and Class L Shares, respectively. The Distribution Fee is for the sale and marketing of the Class C Shares and Class L Shares and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Distribution Fee to the Selling Agents that sell Class C Shares and Class L Shares. Payment of the Distribution Fee is governed by the Fund’s Amended and Restated Distribution and Shareholder Services Plan.
(7)Interest Payments on Borrowed Funds, which for this purpose includes interest expense on the Reverse Repo Facility, for each class is based on estimated amounts for the current fiscal year and assumes $87.0 million and $35.0 million outstanding as of January 16, 2026 on the Reverse Repo Facility and the unsecured credit facility, respectively, at a weighted average interest rate of 5.71%. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s borrowings and market interest rates. Interest Payments on Borrowed Funds are required to be treated as an expense of the Fund for accounting purposes. See “Risks—Leverage Risk.”
(8)“Other Expenses” are estimated based on Fund average net assets of $248.9 million and anticipated expenses for the Fund’s next twelve months of operations. “Other Expenses” include, without limitation, professional fees, certain offering costs, SEC filing fees, printing fees, administration fees, investor servicing fees, loan origination fees, custody fees, trustee fees, insurance costs and certain costs incurred in connection with the Fund’s TRS (which represent approximately 0.06% of Fund net assets). The interest expense payable under the TRS is included in “Other Expenses” and has not been included under the “Interest Payments on Borrowed Funds” line item because the amounts subject to the TRS are not treated as our debt obligations for accounting purposes. “Other Expenses” includes all estimated fees and expenses of our subsidiaries.
(9)The Adviser and the Fund have entered into the Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including organizational and certain offering expenses, but excluding the incentive fee, the management fee, the shareholder services fee, fees and expenses associated with the Real Estate Services provided by the Affiliated Real Estate Service Providers or by unaffiliated third parties for real properties owned by the REIT Subsidiary, the distribution fee, dividend and interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), brokerage commissions, acquired fund fees and expenses, taxes and extraordinary expenses), to the extent that they exceed the Expense Limitation. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than thirty-six (36) months from the date which they were incurred; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time the expenses were waived or absorbed to be exceeded (in each case, after the reimbursement is taken into account); and (3) the reimbursement is approved by the Board. The Expense Limitation Agreement will remain in effect until February 28, 2027. The Expense Limitation Agreement may be terminated at any time, and without payment of any penalty, by the Board, upon sixty (60) days’ written notice to the Adviser. The Expense Limitation Agreement may not be terminated by the Adviser without the consent of the Board.
(10)Excludes interest payments on Borrowed Funds as well as interest expense payable under the TRS.

EXAMPLE
As required by relevant SEC regulations, the following example illustrates the expenses that you would pay on a $1,000 investment in years one through ten assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return and no redemption of shares (the example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year):

	1 Year	3 Years	5 Years	10 Years
Class I Shares	23	199	342	667
Class C Shares	33	214	361	689
Class A Shares	81	241	370	668
Class L Shares	69	234	369	676
_____________________
(1)    The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The Fund’s financial statements for the two years in the period then ended September 30, 2025 were audited by Deloitte & Touche LLP (“Deloitte”), an independent registered public accounting firm.1 The report of Deloitte, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2025. To request the Fund’s Annual or Semi-Annual Report, please call 855-747-9559. The table below sets forth financial data for Class A Shares, Class I Shares, Class C Shares, and Class L Shares outstanding throughout the period presented.
1 The Fund’s financial statements for the years prior to the fiscal year ended 2024 were audited by the Fund’s prior independent registered public accounting firm.

For a Share Outstanding Throughout the Periods Presented	For The Year Ended		For The Year Ended		For The Year Ended		For The Year Ended	For The Year Ended		For the Period May 5, 2020 (Commencement of Operations) to
	September 30,		September 30,		September 30,		September 30,	September 30,		September 30,
Class A	2025		2024		2023		2022	2021		2020

Net asset value, beginning of period	$21.99		$24.42		$26.11		$26.45	$25.16		$25.00

INCOME FROM INVESTMENT OPERATIONS:
Net investment income (1)	1.14		1.33		1.53		1.20	0.91		0.20
Net realized and unrealized gain/(loss)	0.68		(1.75)		(1.58)		0.02	1.91		0.46
Total from investment operations	1.82		(0.42)		(0.05)		1.22	2.82		0.66

DISTRIBUTIONS:
From net investment income	(0.91)		(1.24)		(0.99)		(0.78)	(0.99)		(0.50)
From net realized gain on investments	—		—		—		—	(0.36)		—
Return of Capital	(0.94)		(0.77)		(0.65)		(0.78)	(0.18)		—
Total distributions	(1.85)		(2.01)		(1.64)		(1.56)	(1.53)		(0.50)

Net increase/(decrease) in net asset value	(0.03)		(2.43)		(1.69)		(0.34)	1.29		0.16
Net asset value, end of period	$21.96		$21.99		$24.42		$26.11	$26.45		$25.16
TOTAL RETURN (2)	8.62%	(3)	(2.03)%	(3)	(0.26)%	(3)	4.78%	11.60%		2.67%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (000s)	$13,375		$12,165		$10,364		$6,256	$1,127		$101

Ratios to Average Net Assets
Ratio of expenses to average net assets excluding fee waivers and reimbursements	7.16%	(4)	6.70%	(4)	6.23%	(4)	3.76%	9.94%		45.26%	(6)
Ratio of expenses to average net assets including fee waivers and reimbursements	5.36%	(4)	5.56%	(4)	4.94%	(4)	2.50%	1.74%	(5)	1.00%	(8)(5)
Ratio of net investment income to average net assets including fee waivers and reimbursements	5.16%		5.66%		6.01%		4.60%	3.53%		1.94%	(8)
Portfolio Turnover Rate	18%		22%		9%		11%	122%		1%	(7)

_____________________

(1)	Calculated using the average shares method.
(2)
Total returns have not been annualized and do not reflect the impact of sales load. Total returns would have been lower had certain expenses not been waived or reimbursed during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares.

(3)
Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the NAVs for financial reporting purposes and the returns based upon those NAVs may differ from the NAVs and returns for shareholder transactions.

(4)	The ratio includes the incentive fee incurred during the year ended September 30, 2025, September 30, 2024 and September 30, 2023.
(5)	The Adviser waived the management fees from commencement of operations May 5, 2020 to June 30, 2021. Without this waiver the net expense ratio would have been 2.50%.
(6)	These ratios to average net assets have been annualized except for the non-recurring offering and organizational expenses which have not been annualized.
(7)	Not annualized.
(8)	Annualized.

For a Share Outstanding Throughout the Periods Presented	For The Year Ended		For The Year Ended		For The Year Ended		For The Year Ended	For The Year Ended		For the Period May 5, 2020 (Commencement of Operations) to
	September 30,		September 30,		September 30,		September 30,	September 30,		September 30,
Class C	2025		2024		2023		2022	2021		2020

Net asset value, beginning of period	$21.28		$23.73		$25.63		$26.16	$25.08		$25.00

INCOME FROM INVESTMENT OPERATIONS:
Net investment income (1)	0.96		1.14		1.31		0.90	0.70		0.22
Net realized and unrealized gain/(loss)	0.66		(1.64)		(1.61)		0.11	1.90		0.36
Total from investment operations	1.62		(0.50)		(0.30)		1.01	2.60		0.58

DISTRIBUTIONS:
From net investment income	(0.85)		(1.18)		(0.95)		(0.77)	(0.98)		(0.50)
From net realized gain on investments	—		—		—		—	(0.36)		—
Return of Capital	(0.94)		(0.77)		(0.65)		(0.77)	(0.18)		—
Total distributions	(1.79)		(1.95)		(1.60)		(1.54)	(1.52)		(0.50)

Net increase/(decrease) in net asset value	(0.17)		(2.45)		(1.90)		(0.53)	1.08		0.08
Net asset value, end of period	$21.11		$21.28		$23.73		$25.63	$26.16		$25.08
TOTAL RETURN (2)	7.91%	(3)	(2.42)%	(3)	(1.26)%	(3)	4.05%	10.73%		2.35%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (000s)	$9,892		$11,013		$12,303		$9,543	$5,972		$572

Ratios to Average Net Assets
Ratio of expenses to average net assets excluding fee waivers and reimbursements	7.89%	(4)	7.44%	(4)	6.94%	(4)	4.57%	11.49%		44.33%	(6)
Ratio of expenses to average net assets including fee waivers and reimbursements	6.03%	(4)	6.29%	(4)	5.66%	(4)	3.25%	2.48%	(5)	1.75%	(8)(5)
Ratio of net investment income to average net assets including fee waivers and reimbursements	4.50%		4.96%		5.25%		3.50%	2.73%		2.20%	(8)
Portfolio Turnover Rate	18%		22%		9%		11%	122%		1%	(7)
_____________________

(1)	Calculated using the average shares method.
(2)
Total returns have not been annualized and do not reflect the impact of sales load. Total returns would have been lower had certain expenses not been waived or reimbursed during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares.

(3)
Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the NAVs for financial reporting purposes and the returns based upon those NAVs may differ from the NAVs and returns for shareholder transactions.

(4)	The ratio includes the incentive fee incurred during the year ended September 30, 2025, September 30, 2024 and September 30, 2023.
(5)	The Adviser waived the management fees from commencement of operations May 5, 2020 to June 30, 2021. Without this waiver the net expense ratio would have been 2.50%.
(6)	These ratios to average net assets have been annualized except for the non-recurring offering and organizational expenses which have not been annualized.
(7)	Not annualized.
(8)	Annualized.

For a Share Outstanding Throughout the Periods Presented	For The Year Ended		For The Year Ended		For The Year Ended		For The Year Ended	For The Year Ended		For the Period May 5, 2020 (Commencement of Operations) to
	September 30,		September 30,		September 30,		September 30,	September 30,		September 30,
Class I	2025		2024		2023		2022	2021		2020

Net asset value, beginning of period	$22.23		$24.59		$26.26		$26.54	$25.18		$25.00

INCOME FROM INVESTMENT OPERATIONS:
Net investment income (1)	1.20		1.42		1.60		1.21	0.99		0.23
Net realized and unrealized gain/(loss)	0.69		(1.76)		(1.62)		0.08	1.90		0.45
Total from investment operations	1.89		(0.34)		(0.02)		1.29	2.89		0.68

DISTRIBUTIONS:
From net investment income	(0.93)		(1.25)		(1.00)		(0.78)	(0.99)		(0.50)
From net realized gain on investments	—		—		—		—	(0.36)		—
Return of Capital	(0.94)		(0.77)		(0.65)		(0.79)	(0.18)		—
Total distributions	(1.87)		(2.02)		(1.65)		(1.57)	(1.53)		(0.50)

Net increase/(decrease) in net asset value	0.02		(2.36)		(1.67)		(0.28)	1.36		0.18
Net asset value, end of period	$22.25		$22.23		$24.59		$26.26	$26.54		$25.18
TOTAL RETURN (2)	8.86%	(3)	(1.64)%	(3)	(0.15)%	(3)	5.04%	11.88%		2.75%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (000s)	$241,166		$254,254		$290,728		$258,576	$81,221		$6,259

Ratios to Average Net Assets
Ratio of expenses to average net assets excluding fee waivers and reimbursements	6.96%	(4)	6.51%	(4)	5.97%	(4)	3.60%	9.98%		44.53%	(6)
Ratio of expenses to average net assets including fee waivers and reimbursements	5.16%	(4)	5.31%	(4)	4.62%	(4)	2.25%	1.48%	(5)	0.75%	(8)(5)
Ratio of net investment income to average net assets including fee waivers and reimbursements	5.38%		5.95%		6.24%		4.60%	3.86%		2.29%	(8)
Portfolio Turnover Rate	18%		22%		9%		11%	122%		1%	(7)
_____________________

(1)	Calculated using the average shares method.
(2)
Total returns have not been annualized and do not reflect the impact of sales load. Total returns would have been lower had certain expenses not been waived or reimbursed during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares.

(3)
Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the NAVs for financial reporting purposes and the returns based upon those NAVs may differ from the NAVs and returns for shareholder transactions.

(4)	The ratio includes the incentive fee incurred during the year ended September 30, 2025, September 30, 2024 and September 30, 2023.
(5)	The Adviser waived the management fees from commencement of operations May 5, 2020 to June 30, 2021. Without this waiver the net expense ratio would have been 2.50%.
(6)	These ratios to average net assets have been annualized except for the non-recurring offering and organizational expenses which have not been annualized.
(7)	Not annualized.
(8)	Annualized.

For a Share Outstanding Throughout the Periods Presented	For The Year Ended		For The Year Ended		For The Year Ended		For The Year Ended	For The Year Ended		For the Period May 5, 2020 (Commencement of Operations) to
	September 30,		September 30,		September 30,		September 30,	September 30,		September 30,
Class L	2025		2024		2023		2022	2021		2020

Net asset value, beginning of period	$21.74		$24.14		$25.93		$26.35	$25.13		$25.00

INCOME FROM INVESTMENT OPERATIONS:
Net investment income (1)	1.07		1.26		1.45		1.06	0.95		0.17
Net realized and unrealized gain/(loss)	0.68		(1.68)		(1.61)		0.08	1.79		0.46
Total from investment operations	1.75		(0.42)		(0.16)		1.14	2.74		0.63

DISTRIBUTIONS:
From net investment income	(0.89)		(1.21)		(0.98)		(0.78)	(0.98)		(0.50)
From net realized gain on investments	—		—		—		—	(0.36)		—
Return of Capital	(0.94)		(0.77)		(0.65)		(0.78)	(0.18)		—
Total distributions	(1.83)		(1.98)		(1.63)		(1.56)	(1.52)		(0.50)

Net increase/(decrease) in net asset value	(0.08)		(2.40)		(1.79)		(0.42)	1.22		0.13
Net asset value, end of period	$21.66		$21.74		$24.14		$25.93	$26.35		$25.13
TOTAL RETURN (2)	8.37%	(3)	(2.01)%	(3)	(0.71)%	(3)	4.51%	11.31%		2.55%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of period (000s)	$652		$647		$591		$584	$105		$101

Ratios to Average Net Assets
Ratio of expenses to average net assets excluding fee waivers and reimbursements	7.44%	(4)	6.96%	(4)	6.22%	(4)	4.08%	17.63%		45.51%	(6)
Ratio of expenses to average net assets including fee waivers and reimbursements	5.60%	(4)	5.81%	(4)	5.10%	(4)	2.75%	1.59%	(5)	1.25%	(8)(5)
Ratio of net investment income to average net assets including fee waivers and reimbursements	4.93%		5.41%		5.75%		4.10%	3.73%		1.68%	(8)
Portfolio Turnover Rate	18%		22%		9%		11%	122%		1%	(7)
_____________________

(1)	Calculated using the average shares method.
(2)
Total returns have not been annualized and do not reflect the impact of sales load. Total returns would have been lower had certain expenses not been waived or reimbursed during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares.

(3)
Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the NAVs for financial reporting purposes and the returns based upon those NAVs may differ from the NAVs and returns for shareholder transactions.

(4)	The ratio includes the incentive fee incurred during the year ended September 30, 2025, September 30, 2024 and September 30, 2023.
(5)	The Adviser waived the management fees from commencement of operations May 5, 2020 to June 30, 2021. Without this waiver the net expense ratio would have been 2.50%.
(6)	These ratios to average net assets have been annualized except for the non-recurring offering and organizational expenses which have not been annualized.
(7)	Not annualized.
(8)	Annualized.

SENIOR SECURITIES
Information about the Fund’s senior securities is shown in the following table as of the fiscal years ended September 30, 2021 through September 30, 2025. The opinion of Deloitte & Touche, LLP, our independent registered public accounting firm, on the senior securities table as of September 30, 2025 is attached as an exhibit to the registration statement of which this prospectus is a part1.

Class and Period End	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average market Value Per Unit(4)
Credit Facility (Banc of California F.K.A. PacWest)
September 30, 2025	$26,000,000	$11,196	$—	N/A
September 30, 2024	$33,000,000	$9,427	$—	N/A
September 30, 2023	$45,000,000	$7,959	$—	N/A
September 30, 2022	$—	$—	$—	N/A
September 30, 2021	$—	$—	$—	N/A
Construction Note (Epic)(5)
September 30, 2025	$12,300,015	$2,035	$—	N/A
September 30, 2024	$15,599,275	$1,754	$—	N/A
September 30, 2023	$14,673,944	$2,111	$—	N/A
September 30, 2022	$11,190,488	$3,078	$—	N/A
September 30, 2021	$4,427,024	$3,318	$—	N/A
Mortgage Note (Vale)(5)
September 30, 2025	$5,680,000	$1,860	$—	N/A
September 30, 2024	$5,680,000	$1,776	$—	N/A
September 30, 2023	$5,680,000	$1,874	$—	N/A
September 30, 2022	$5,680,000	$2,095	$—	N/A
September 30, 2021	$5,680,000	$1,902	$—	N/A
Mortgage Note (Sora)
September 30, 2025	$29,275,730	$1,725	$—	N/A
September 30, 2024	$29,275,730	$1,711	$—	N/A
September 30, 2023	$41,275,730	$1,229	$—	N/A
September 30, 2022	$40,779,892	$1,399	$—	N/A
September 30, 2021	$—	$—	$—	N/A
Mortgage Note (Tides)(5)
September 30, 2025	$31,020,319	$1,338	$—	N/A
September 30, 2024	$30,920,084	$1,309	$—	N/A
September 30, 2023	$33,737,373	$1,421	$—	N/A
September 30, 2022	$33,206,516	$1,555	$—	N/A
September 30, 2021	$—	$—	$—	N/A
1 The consent of the Fund’s prior independent registered public accounting firm on the senior securities table for each of the three years in the period ended September 30, 2023 is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Period End	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average market Value Per Unit(4)
Mortgage Note (1902 Park Ave)(5)
September 30, 2025(6)	$—	$—	$—	N/A
September 30, 2024	$4,677,372	$2,348	$—	N/A
September 30, 2023	$4,677,372	$2,526	$—	N/A
September 30, 2022	$—	$—	$—	N/A
September 30, 2021	$—	$—	$—	N/A
Mortgage Note (La Brea)
September 30, 2025	$28,500,000	$1,704	$—	N/A
September 30, 2024	$—	$—	$—	N/A
September 30, 2023	$—	$—	$—	N/A
September 30, 2022	$—	$—	$—	N/A
September 30, 2021	$—	$—	$—	N/A

(1)Total principal value outstanding of each class of senior securities at the end of the period presented.
(2)For the credit facility, the asset coverage ratio for a class of senior securities representing indebtedness is calculated by subtracting the Fund’s consolidated total liabilities (excluding the indebtedness represented by the senior securities in this table) from the Fund’s total assets and dividing by total senior securities representing indebtedness. For the mortgage notes, the asset coverage ratio for a class of senior securities representing indebtedness is calculated by subtracting the property’s consolidated total liabilities (excluding the indebtedness represented by the senior securities in this table) from the property’s total assets and dividing by total senior securities representing indebtedness. The asset coverage ratio is then multiplied by $1,000 to determine the “Asset Coverage Per Unit”.
(3)The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.
(4)Not applicable to senior securities outstanding as of period end.
(5)Amounts presented herein represent the Fund’s share of the related mortgage note. Mortgage notes for properties that are primarily controlled by the Fund will be consolidated with any leverage incurred directly by the Fund and subject to the 1940 Act’s limitations on leverage.
(6)During the year ended September 30, 2025, the outstanding balance on the mortgage note was repaid in full.

USE OF PROCEEDS
The Fund will invest the net proceeds of the sale of its Common Shares in accordance with the Fund’s investment objective and strategies as stated below. The Fund currently anticipates being able to invest any proceeds from the sale of its Common Shares within three months of receipt of such proceeds, depending on the availability of appropriate investment opportunities consistent with the Fund’s investment objectives and market conditions. Pending the investment of the proceeds pursuant to the Fund’s investment objective and strategies, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in short-term, high quality debt securities, money market securities, cash or cash equivalents, and may make a higher percentage of investments in Broadly Syndicated Loans. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its policies.

THE FUND
The Fund is a non-diversified, closed-end management investment company that continuously offers its Common Shares and is operated as an “interval fund.” The Fund was organized as a Delaware statutory trust on February 4, 2019 pursuant to an Agreement and Declaration of Trust governed by the laws of the State of Delaware. The Fund’s principal office is located at 4700 Wilshire Boulevard, Los Angeles, California 90010, and its telephone number is (323) 860-4900.
THE FUND’S INVESTMENTS
Investment Objective
The Fund’s investment objective is to generate current income through cash distributions and preserve and protect shareholders’ capital across various market cycles, with a secondary objective of capital appreciation. There can be no assurance that the Fund will achieve this objective. The Fund’s investment objective is non-fundamental and may be changed by the Board without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change in this investment objective. Further, the Fund aims to generate current income with lower volatility and correlation to other income investment alternatives.
Investment Strategies
The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its assets (net assets plus any borrowings for investment purposes) in “real assets” and “credit and credit-related investments.”
The Fund defines “real assets” as assets issued by issuers where the underlying interests are investments in real estate or infrastructure. The Fund’s investments in Real Assets generally consist of (1) direct real estate that is held through one or more wholly-owned subsidiaries, (2) public REITs (including publicly-traded REITs and publicly registered and non-listed REITs) and private REITs, (3) real estate mortgages, (4) CMBS and (5) infrastructure assets. In addition to its Real Assets located in the United States, the Fund invests in Real Assets located in foreign countries (including real estate debt or mortgages backed by real estate in foreign countries). The Fund will limit its foreign Real Assets investments to Real Assets located in Canada, and countries in Western Europe, Central America or South America and may invest in emerging markets countries located in those regions. The Fund will limit its foreign investments to 15% of its total assets. There is no minimum allocation to foreign investments and, at times, the Fund may hold only U.S. investments.
“Credit and credit-related investments” are defined as debt securities, such as bonds and loans, and securities that have risk profiles consistent with fixed-income securities such as preferred stock and subordinated debt, which also provide the Fund with income when held by the Fund. The Fund intends for its “credit and credit-related investments” to generally consist of (1) investments in floating and fixed rate loans of U.S. middle-market companies; (2) Broadly Syndicated Loans; (3) CLOs; and (4) opportunistic credit investments, by which the Fund means stressed and distressed credit situations, restructurings and non-performing loans. The Fund’s credit and credit-related investments will primarily be issued by U.S. issuers, although the Fund may invest in credit and credit-related investments of foreign issuers or that have foreign exposure, subject to the 15% limitation noted above. Certain of the Fund’s credit and credit-related investments will be in U.S. middle-market companies.
The CLOs in which the Fund intends to invest are collateralized by portfolios consisting primarily of below investment grade U.S. senior secured loans with a large number of distinct underlying borrowers across various industry sectors. These investments are considered speculative with respect to timely payment of interest and repayment of principal. Unrated and below investment grade securities are also sometimes referred to as “junk” securities. Although the make-up of the Fund’s investment portfolio will vary over time due to factors such as market conditions and the availability of attractive investment opportunities, the Fund is currently targeting to invest 30% of the Fund’s total assets in Real Assets (excluding real estate mortgages and CMBS) and 70% of the Fund’s total assets in Credit and Credit-Related Investments and real estate mortgages and CMBS.

Although a minimum of 25% of the Fund’s total assets will be in the real estate industry to comply with the Fund’s fundamental policies, the Fund has not otherwise imposed limitations on the portion of its assets that may be invested in any of the categories outlined.
In connection with making floating and fixed rate loans to U.S. middle-market companies, the Fund may also be offered the opportunity to invest in warrants and common and preferred equity securities of such issuers.
The Fund has obtained the Order from the SEC to allow it to co-invest with certain of its affiliates in a manner consistent with its investment objective, positions, policies, strategies and restrictions as well as regulatory requirements, the conditions specified in the Order and other pertinent factors. Pursuant to the Order, the Fund is generally permitted to co-invest with certain of its affiliates if a “required majority” (as defined in the 1940 Act) of its independent trustees makes certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of the Fund or its shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of shareholders and is consistent with the Fund’s investment objective and strategies. Co-investment transactions with other funds and vehicles managed by affiliates of the Advisers provide the Fund’s investors with exposure to proprietary transactions alongside large, sophisticated institutions that otherwise may not be available to retail investors and may have high investment minimums. Co-investment transactions also promote further alignment with other funds and vehicles managed by affiliates of the Advisers. As a result of the Order, there could be significant overlap in the Fund’s investment portfolio and the investment portfolio of other funds managed by the Adviser, the Sub-Advisers or their affiliates that can avail themselves of the Order. In addition, the Fund has filed a new application for exemptive relief that, if granted, would supersede the Fund’s existing Order and permit the Fund to co-invest pursuant to a different set of conditions than those in the Fund’s existing Order. However, there is no guarantee that such application will be granted.
Portfolio Composition
Under normal market conditions, at least 80% of the Fund’s portfolio will be invested in a broad portfolio of investments across the following asset classes:
•    Real Assets, consisting of
•    real estate that will be held through one or more wholly-owned subsidiaries;
•    public REITs (including publicly-traded REITs and publicly registered and non-listed REITs) and private REITs;
•    real estate mortgages;
•    CMBS; and
•    Infrastructure assets.
•    Credit and credit-related investments, consisting of
•    investments in middle-market companies;
•    Broadly Syndicated Loans;
•    investments in the debt and equity tranches of CLOs (which may also include investing in other investment companies that invest in these types of assets); and
•    opportunistic credit investments.
The Adviser is responsible for overseeing the management of the Fund’s activities, including investment strategies, investment goals, asset allocation, leverage limitations, reporting requirements, and other guidelines in addition to the general monitoring of the Fund’s portfolios, subject to the oversight of the Board. The Adviser has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Real Assets (excluding CMBS) to the CIM Sub-Adviser and the portion of the Fund’s investment portfolio that is allocated to CMBS and credit and credit-related investments to the OFS Sub-Adviser. The Adviser will determine the amount of the Fund’s total assets that are allocated to each Sub-Adviser, and will review such allocation percentage on an ongoing basis and adjust the allocation percentage as necessary to best achieve the Fund’s investment objective. It is expected that the portion of the Fund’s assets that are managed by the CIM Sub-Adviser will be between 30% and 70% of the Fund’s total assets, and that the portion of the Fund’s assets that are managed by the OFS Sub-Adviser will be between 30% and 70% of the Fund’s total assets. See “Conflicts of Interest.”
The actual percentage of the Fund’s assets that are managed by each Sub-Adviser may from time to time be outside the target levels provided above due to factors such as market conditions and the availability of attractive investment opportunities. When allocating the Fund’s investments across these asset classes, the Fund will take into account the requirements for qualifying to be taxed as a RIC under the Code. A more detailed description of the Fund’s investment policies and restrictions and more detailed information about the Fund’s portfolio investments are contained in the SAI.
Real Assets Investments
The Fund’s investments in Real Assets will primarily include investments in (i) Real Assets in qualified communities throughout the United States (“Qualified Communities”) and (ii) infrastructure assets in the United States. The Fund will hold certain of these assets through one or more subsidiaries. In addition to its Real Assets located in the United States, the Fund invests in Real Assets located in foreign countries (including real estate debt or mortgages backed by real estate in foreign countries). The Fund has no minimum allocation to foreign investments and, at times, the Fund may hold only U.S. investments.
Real Assets in Qualified Communities
Investments in Real Assets include Real Assets in Qualified Communities throughout the United States that are identified through the CIM Sub-Adviser’s community qualification process. Qualified Communities fall into one of two categories: (i) transitional metropolitan districts that have dedicated resources to become vibrant communities and (ii) well-established, thriving metropolitan areas (typically major central business districts). Qualified Communities are distinct established or up-and-coming districts where people can live, work, shop and be entertained—all within walking distance or close proximity to public transportation. These areas also often have high barriers to entry, high population density, improving demographic trends and a propensity for growth. The Fund believes that the CIM Sub-Adviser will be able to mitigate the risks associated with acquiring Real Assets through its existing local market knowledge of the community where the asset is located or by developing such knowledge prior to making an investment.
Infrastructure Assets
Investments in Real Assets will also include investments in individual infrastructure assets and/or equity, debt or other interests in infrastructure assets or similar assets or interests. The Fund will primarily target equity and debt positions in what the CIM Sub-Adviser considers to be high quality infrastructure assets that offer potential upside opportunity and/or are projected to produce long-term reliable cash flows. The Fund may invest in a range of operating “brownfield”, meaning infrastructure that was previously constructed, infrastructure assets as well as “greenfield”, meaning a new construction, infrastructure projects.
The Fund’s infrastructure asset investments may include (but are not limited to) investments in assets in the following infrastructure sectors and types:

Energy and Utilities	• Renewable energy • Electricity transmission and distribution • Energy storage / pipelines • Power generation

Transportation	• Parking facilities • Roads, bridges and tunnels • Airports • Maritime ports and terminals • Rail and/or mass transit

Communications and Social Infrastructure	• Wireless towers, ground leases and rooftop sites • Cable networks • Distributed antenna systems • Data centers • Education, healthcare and government facilities

Water	• Storage • Treatment • Water rights • Desalination • Distribution

Waste Management	• Transfer and disposal sites • Collection systems • Waste product recycling • Waste-to-energy facilities
Foreign Real Assets Investments
In addition to its Real Assets located in the United States, the Fund invests in Real Assets located in foreign countries. The Fund classifies a Real Asset as foreign when it is located outside of the United States or its underlying interests are investments in real estate or infrastructure located outside of the United States (including real estate debt or mortgages backed by real estate in foreign countries). The Fund will limit its foreign Real Assets investments to Real Assets located in Canada, and countries in Western Europe, Central America or South America and may invest in emerging markets countries located in those regions, as categorized by the MSCI Emerging Markets Index. The Fund will limit its foreign investments to 15% of its total assets. There is no minimum allocation to foreign investments and, at times, the Fund may hold only U.S. investments.
The Fund’s Subsidiaries
The Fund currently makes its real estate property investments through wholly-owned subsidiaries. In each instance that the Fund makes a real estate property investment, the Fund has created a wholly-owned subsidiary that is organized as a Delaware LLC to make this investment. As a result, each real estate property of the Fund is directly owned by a separate wholly-owned subsidiary of the Fund that was formed to hold that particular property. Certain of the Fund’s credit investments and its investment in a TRS are also held through subsidiaries created by the Fund. The Fund has also formed a REIT Subsidiary, which indirectly holds certain of the Fund’s Real Assets investments by, in each case, owning the separate subsidiary that was formed to hold a particular real estate investment. The Fund expects to continue to form a new wholly-owned subsidiary each time it makes a new real estate property investment, has formed subsidiaries to hold its credit investments and may form one or more wholly-owned subsidiaries in connection with credit investments if the Adviser or the Sub-Advisers determine that it is in the best interest of the Fund and its shareholders that such investment be held in such capacity. The Fund does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.
The Fund treats all assets of all of its wholly-owned subsidiaries as assets of the Fund for purposes of compliance with investment policies, compliance with rules regarding affiliated transactions, and compliance with custody requirements. Additionally, the Fund treats the debt of its wholly-owned subsidiaries and of properties that are primarily controlled by the Fund as its own for purposes of compliance with its limitation on leverage.
REIT Subsidiaries
As noted above, certain of the Fund’s holdings in Real Assets are held indirectly by the REIT Subsidiary. The REIT Subsidiary is and any future REIT subsidiary would be also managed by the CIM Sub-Adviser. The Fund expects that its investments in REIT subsidiaries will constitute approximately 25% of its total assets, but the Fund will invest no more than 25% of its total assets in any one REIT subsidiary. Certain properties held by the REIT Subsidiary may also utilize leverage, including by mortgaging properties held by special purpose vehicles, or by acquiring property with existing debt. The Fund will treat such borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage. If cash flow is insufficient to pay principal and interest on such borrowings, a default could occur, ultimately resulting in foreclosure of any security instrument securing the debt and a complete loss of the investment, which could result in losses to a REIT subsidiary and, therefore, to the Fund. Any such leverage of the Fund’s properties that are primarily controlled by the Fund will be consolidated with any leverage incurred directly by the Fund and subject to the 1940 Act’s limitations on leverage. Investment through a REIT subsidiary involves risks, including the risk that failure of the REIT subsidiary to qualify or maintain its status as a REIT will have adverse tax consequences on the REIT subsidiary and may adversely affect the performance of the Fund, which are more fully described in “Risks—Risks Associated with the Fund’s Investments in Real Assets.”
In order to qualify as a REIT, a subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and stockholder ownership. Because certain activities, if performed by a subsidiary, may not be qualifying REIT activities under the Code, the subsidiary may form taxable REIT subsidiaries, as defined in the Code, to engage in such activities. Even if the subsidiary qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. If, for any taxable year, the subsidiary does not qualify as a REIT, all of its taxable income (including its net capital gain) would be subject to U.S. federal corporate income tax and applicable state and local taxes without any deduction for distributions to shareholders. Dividends payable by a REIT subsidiary to the Fund and, in turn, by the Fund to shareholders generally are not qualified dividends eligible for the reduced rates of tax. Each REIT subsidiary generally will be organized as a Delaware limited liability company and will elect to be treated and operate so as to qualify as a REIT for U.S. federal income tax purposes. A REIT subsidiary will be a “wholly-owned subsidiary” of the Fund pursuant to the definition of that term in the Investment Company Act (i.e., the Fund owns 95% or more of the subsidiary’s outstanding voting securities). The Fund will hold all of the common shares of any REIT subsidiary. In order to satisfy the Code’s 100-shareholder requirement, certain persons unaffiliated with the Adviser will purchase non-voting preferred shares of any REIT subsidiary. Such non-voting preferred shares are expected to have a nominal value.
Other REITs
In addition to its investment in REIT subsidiaries, the Fund may invest in public REITs (including publicly registered and non-traded REITs) and private REITs. The Fund expects that its investments in other REITs will constitute approximately less than 10% of its total assets.
REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive most of their income from the collection of rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. REITs are not subject to U.S. federal income tax on income distributed to shareholders provided they comply with the applicable requirements of the Code. The Fund will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests in addition to the expenses paid by the Fund. Debt securities issued by REITs are, for the most part, general and unsecured obligations and are subject to risks associated with REITs. REITs are subject to risks similar to those associated with direct ownership of real estate.
The Fund has invested in an affiliated publicly-traded REIT. The Fund would only invest in affiliated REITs that offer their securities to unaffiliated third parties (including to existing security holders) and on the same terms and at the same times as such securities are offered to such unaffiliated third parties. The Fund may only invest in affiliated REITs to the extent permitted by applicable law and related interpretations of the staff of the SEC.
Mortgages
The Fund will invest in real estate mortgages by engaging in any of the following transactions: directly originating loans, purchasing them from third-party sellers, or investing in or purchasing the securities through a REIT subsidiary. Opportunities may arise to purchase real estate mortgages, possibly at discounts to par, which will compensate the Fund for the lack of control or structural enhancements typically associated with directly structured investments. The experience of the CIM Sub-Adviser’s management team in both disciplines will provide the Fund flexibility in a variety of market conditions.
The Fund will acquire real estate mortgages consisting of the following types:
•Senior Mortgage Loans: These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.

•Subordinated Debt: These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. A B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Notes.

•Preferred Equity: Preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the investment. Through preferred equity investments, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which we have an interest and protect our equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on our investment.

•Mezzanine Loans: Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.
CMBS
CMBS are commercial mortgages pooled in a trust and are principally secured by real property or interests. Accordingly, these securities are subject to all of the risks of the underlying loans. CMBS are structured with credit enhancement, as dictated by the major rating agencies and their proprietary rating methodologies, to protect against potential cash flow delays and shortfalls. This credit enhancement usually takes the form of allocation of loan losses to investors in reverse sequential order of priority (equity to AAA classes), whereas interest distributions and loan prepayments are usually applied sequentially in order of priority (AAA classes to equity).
The Fund invests in CMBS as well as commercial loans and other commercial real estate debt, including small balance commercial mortgage loans and bridge loans. The Fund may originate commercial loans and other commercial real estate debt or purchase such assets in the secondary market.
Credit and Credit-Related Investments
Middle-Market Investments
The Fund makes investments in and originate loans to U.S. middle-market companies through the OFS Sub-Adviser’s access to a network of financial institutions, private equity sponsors (private equity firms that generally acquire companies through leveraged buyouts with whom we partner for investment purposes), investment banks, consultants and attorneys, and its proprietary database of borrowers developed over the OFS Sub-Adviser’s more than 25 years in lending to middle-market companies. The Fund refers to “Middle-Market” as companies that may exhibit one or more of the following characteristics:
•    number of employees between 150 and 2,000;
•    revenues between $15 million and $300 million;
•    annual earnings before interest, taxes, depreciation and amortization (“EBITDA”) between $5 million and $100 million;
•    private companies owned by private equity firms or owners/operators;
•    enterprise value between $10 million and $500 million;
•    effective and experienced management teams;
•    defensible market share;
•    solid historical financial performance (including a steady stream of cash flow);
•    a high degree of recurring revenue;
•    diversity of customers, markets, products and geography; and
•    differentiated products or services.
While the Fund believes that the characteristics listed above are important in identifying and originating loans to prospective portfolio companies, not all of these criteria will be met by each prospective portfolio company.
The Fund anticipates holding Middle-Market investments with the following characteristics:
•    Senior Secured First-Lien Loans. Senior secured first-lien loans obtain security interests in the assets of the portfolio companies as collateral in support of the repayment of these loans (in certain cases, subject to a payment waterfall). The collateral takes the form of first-priority liens on specified assets of the portfolio company borrower and, typically, first-priority pledges of the ownership interests in the borrower. The first-lien loans may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.
•    Senior Secured Unitranche Loans. Unitranche loans are loans that combine both senior and subordinated debt into one loan under which the borrower pays a single interest rate that is intended to reflect the blended relative risk of the secured and unsecured components. Unitranche loans are typically structured as senior secured loans. Security interests are obtained in the assets of these portfolio companies as collateral in support of the repayment of these loans. This collateral takes the form of first-priority liens on the assets of a portfolio company and, typically, first-priority pledges of the ownership interests in the company. Unitranche offers the borrower the convenience of dealing with one lender, which may result in a higher blended rate of interest to the lender than otherwise might be realized in a traditional multi-tranche structure. Unitranche loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases, the Fund, together with affiliates, as permitted under applicable law, will be the sole lender, of unitranche loans, which can afford the Fund additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.
•    Senior Secured Second-Lien Loans. Senior secured second-lien loans obtain security interests in the assets of the portfolio companies as collateral in support of the repayment of such loans. This collateral typically takes the form of second-priority liens on the assets of a portfolio company and may involve entering into an inter-creditor agreement with the holders of the portfolio company’s first-lien senior secured debt. These loans typically provide for no contractual loan amortization in the initial years of the facility, with all amortization deferred until loan maturity.
•    Subordinated (“Mezzanine”) Loans. These investments are typically structured as unsecured, subordinated loans that will typically provide for relatively high, fixed interest rates that provide significant current interest income. These loans typically will have interest-only payments (often representing a combination of cash pay and payment-in-kind (“PIK”) interest) in the early years, with amortization of principal deferred to maturity. Mezzanine loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. Mezzanine investments are generally more volatile than secured loans and may involve a greater risk of loss of principal. Mezzanine loans often include a PIK feature (meaning a feature allowing for the payment of interest in the form of additional principal amount of the loan instead of in cash), which effectively operates as negative amortization of loan principal, thereby increasing credit risk exposure over the life of the loan.
•    Equity Securities. Equity securities typically consist of either a direct minority equity investment in common or membership/partnership interests or preferred stock of a portfolio company, and are typically not control-oriented investments. Preferred equity investments typically contain a fixed dividend yield based on the par value of the equity security. Preferred equity dividends may be paid in cash at a stipulated date, usually quarterly, and are participating and/or cumulative. The Fund may structure such equity investments to include provisions protecting its rights as a minority-interest holder, as well as a “put,” or right to sell such securities back to the issuer, upon the occurrence of specified events. In many cases, there may be registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights, which grant the Fund the right to register its equity interest when either the portfolio company or another investor in the portfolio company files a registration statement with the SEC to issue securities. Equity investments typically will be made in connection with debt investments to the same portfolio companies.
•    Warrants. In some cases, a transaction may include the receipt of nominally priced warrants to buy a minority equity interest in the portfolio company in connection with a loan. As a result, as a portfolio company appreciates in value, there is an opportunity to achieve additional investment return from this equity interest. The Fund may structure such warrants to include provisions protecting its rights as a minority-interest holder, as well as a put to sell such securities back to the issuer, upon the occurrence of specified events. In many cases, there may be registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

Middle-Market investments involve tailoring the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects lender rights and manages lender risk while creating incentives for the portfolio company to achieve its business plan and improve its operating results.
Generally, Middle-Market investments are held to maturity (typically 5 to 7 years) or repayment but may be sold earlier if a liquidity event occurs, such as a sale, recapitalization, or worsening of the credit quality of the portfolio company. The Fund may not make loans except as permitted by the 1940 Act, but does not otherwise impose any limits on its loan origination activities.
Loan origination to middle-market companies involves a number of significant risks. Generally, little public information exists about these companies, and the Fund will rely on the ability of the OFS Sub-Adviser’s investment professionals to obtain adequate information to evaluate the potential returns from originating loans to these companies. If the Fund is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and may lose money on its investments. Middle-market companies may have limited financial resources and may be unable to meet their obligations under their debt securities that the Fund holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of realizing any guarantees the Fund has obtained in connection with its investment. Such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. The Fund will originate loans to middle-market companies that issue securities which may be considered lower grade securities, commonly called “junk bonds,” which are either rated below investment grade by one or more nationally-recognized statistical rating agencies at the time of investment, or may be unrated but determined by the OFS Sub-Adviser to be of comparable quality. Originating loans to these types of companies may be risky, and such loans may be considered predominantly speculative with respect to the borrower’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default. See “Risks—Middle-Market Lending Risk” and “Risks—Below Investment Grade, or High Yield, Instruments Risk.”
Broadly Syndicated Loans
Broadly Syndicated Loans (whose features are similar to those described under “Senior Secured First-Lien Loans” and “Senior Secured Second-Lien Loans” above) are typically originated and structured by banks on behalf of large corporate borrowers, typically located within the U.S., with employee counts, revenues, EBITDA and enterprise values larger than the Middle-Market characteristics described above. The proceeds of Broadly Syndicated Loans are often used for leveraged buyout transactions, mergers and acquisitions, recapitalizations, refinancings, and financing capital expenditures. Broadly Syndicated Loans are typically distributed by the arranging bank to a diverse group of investors, consisting of: CLOs; senior secured loan and high yield bond mutual funds; closed-end funds, hedge funds, banks, and insurance companies; and finance companies.
A borrower must comply with various covenants contained in a loan agreement or note purchase agreement between the borrower and the holders of the Broadly Syndicated Loan (the “Loan Agreement”). In a typical Broadly Syndicated Loan, an administrative agent (the “Agent”) administers the terms of the Loan Agreement. In such cases, the Agent is normally responsible for the collection of principal and interest payments from the borrower and the apportionment of these payments to the credit of all institutions that are parties to the Loan Agreement. The Fund will generally rely upon the Agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the Broadly Syndicated Loan. Additionally, the Fund normally will rely on the Agent and the other loan investors to use appropriate credit remedies against the borrower. The Agent is typically responsible for monitoring compliance with covenants contained in the Loan Agreement based upon reports prepared by the borrower. The Agent may monitor the value of the collateral and, if the value of the collateral declines, may accelerate the Broadly Syndicated Loan, may give the borrower an opportunity to provide additional collateral or may seek other protection for the benefit of the participants in the Broadly Syndicated Loan. The Agent is compensated by the borrower for providing these services under a Loan Agreement, and such compensation may include special fees paid upon structuring and funding the Broadly Syndicated Loan and other fees paid on a continuing basis.

Broadly Syndicated Loans typically have rates of interest that are determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Broadly Syndicated Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Broadly Syndicated Loans should decrease. These base lending rates are primarily the SOFR and secondarily the prime rate offered by one or more major U.S. banks and the certificate of deposit rate or other base lending rates used by commercial lenders.
The Fund may invest in Broadly Syndicated Loans through assignments of, or participations in, Broadly Syndicated Loans. In the process of buying, selling and holding Broadly Syndicated Loans, the Fund may receive and/or pay certain fees. These fees are in addition to interest payments received and may include facility fees, commitment fees, amendment fees, commissions and prepayment penalty fees. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Broadly Syndicated Loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a Broadly Syndicated Loan by a borrower. Other fees received by the Fund may include covenant waiver fees, covenant modification fees or other amendment fees. Fees received by the Fund will be deferred and recognized over time on a straight-line basis.
Collateralized Loan Obligations
The Fund’s investments in CLOs will be comprised primarily of investments in the debt and equity tranches of CLOs (including warehouse facilities for CLOs). The Fund focuses on securitization vehicles that pool portfolios of below investment grade U.S. senior secured loans, which pools of underlying assets are often referred to as a CLO’s “collateral.” The vast majority of the portfolio of most CLOs consists of first lien senior secured loans although many CLOs enable the CLO collateral manager to invest up to approximately 10% of the portfolio in other assets, including second lien loans, unsecured loans, DIP loans and fixed rate loans.
CLOs are generally required to hold a portfolio of assets that is both highly diversified by underlying borrower and industry and is subject to certain asset concentration limitations. Most CLOs are structured to allow for reinvestment of proceeds of repayments of assets over a specific period of time (typically four to five years). The Fund targets cash flow CLOs, for which the terms and covenants of the structure are typically based on the cash flow generated by, and the par value (as opposed to the market price) of, the CLO collateral. These covenants include collateral coverage tests, interest coverage tests and collateral quality tests. CLO payment provisions are detailed in a CLO’s indenture and are referred to as the “priority of payments” or “waterfall.”
A CLO funds the purchase of its investment portfolio through the issuance of CLO equity and debt instruments in the form of multiple, and primarily floating rate debt, tranches. The CLO debt tranches typically have a stated coupon and are rated “AAA” (or its equivalent) at the most senior level down to “BB” or “B” (or its equivalent), which is below investment grade, at the most junior level by Moody’s, S&P and/or Fitch. Unrated and below investment grade securities are sometimes referred to as “junk” securities. CLO debt tranches are not impacted by defaults and realized losses until total losses exceed the value of the equity tranche.
The CLO equity tranche, which is in the first loss position, is unrated and subordinated to the debt tranches and typically represents approximately 8% to 11% of a CLO’s capital structure. A CLO’s equity tranche represents the first loss position in the CLO. The holders of CLO equity tranche interests are typically entitled to any cash reserves that form part of the structure when such reserves are permitted to be released. The CLO equity tranche captures available payments at the bottom of the payment waterfall, after operational and administrative costs of the CLO and servicing of the debt securities. Economically, the equity tranche benefits from the difference between the interest received from the investment portfolio and the interest paid to the holders of debt tranches of the CLO structure. Should a default or decrease in expected payments to a particular CLO occur, that deficiency typically first affects the equity tranche in that holders of that position generally will be the first to have their payments decreased by the deficiency.

Each tranche within a typical CLO has voting rights on any amendments that would have a material effect on such tranche. Neither the debt tranches nor equity tranche of CLOs have voting rights on the management of the underlying investment portfolio. The holders of the equity tranches of CLOs typically have the right to approve and/or replace the CLO collateral manager after such CLO manager has triggered a default. The equity tranche of a CLO also typically has the ability to call the debt tranches following a non-call period. Debt tranches of CLOs typically do not have the right to call the other CLO security tranches.
CLOs generally do not face refinancing risk on the CLO debt since a CLO’s indenture requires that the maturity dates of a CLO’s assets (typically 5 – 8 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO’s liabilities (typically 11 – 12 years from the date of issuance). The Fund will, at times, make investments in CLO debt and related investments, in certain cases, to complement the CLO equity investments that we make. As market conditions change, the Fund’s investment focus may vary from time to time between CLO equity and CLO debt investments.
CLOs have two priority-of-payment schedules (commonly called “waterfalls”), which are detailed in a CLO’s indenture, that govern how cash generated from a CLO’s underlying collateral is distributed to the CLO debt and equity investors. One waterfall (the interest waterfall) applies to interest payments received on a CLO’s underlying collateral. The second waterfall (the principal waterfall) applies to cash generated from principal on the underlying collateral, primarily through loan repayments and sales.
Through the interest waterfall, any excess interest-related cash flow available after the required quarterly interest payments to CLO debt investors are made and certain CLO expenses (such as administration and management fees) are paid is then distributed to the CLO’s equity investors each quarter, subject to compliance with certain tests. The OFS Sub-Adviser believes that excess interest-related cash flow is an important driver of CLO equity returns. In addition, relative to certain other high-yielding credit investments, such as mezzanine or subordinated debt, CLO equity is expected to have a shorter payback period with higher front-end loaded quarterly cash flows during the early years of a CLO’s life if there is no disruption in the interest waterfall due to a failure to remain in compliance with certain tests.
Most CLOs are revolving structures that generally allow for reinvestment over a specific period of time (typically 3 – 5 years). Specifically, a CLO’s collateral manager normally has broad latitude - within a specified set of asset eligibility and diversity criteria - to manage and modify a CLO’s portfolio over time. The OFS Sub-Adviser believes that skilled CLO collateral managers can provide significant value through a combination of: (1) their credit expertise; and (2) a strong understanding of how to manage effectively within the rules-based structure of a CLO and optimize CLO equity returns.
After the CLO’s reinvestment period has ended, in accordance with the CLO’s principal waterfall, cash generated from principal payments or other proceeds are generally distributed to repay CLO debt investors in order of seniority. That is, the AAA tranche investors are repaid first, the AA tranche investors second and so on, with any remaining principal being distributed to the equity tranche investors. In certain instances, principal may be reinvested after the end of the reinvestment period.
CLOs contain a variety of covenants that are designed to enhance the credit protection of CLO debt investors, including overcollateralization tests (“overcollateralization tests”) and interest coverage tests (“IC Tests”). The overcollateralization tests and IC Tests require CLOs to maintain certain levels of overcollateralization (measured as par value of assets to liabilities subject to certain adjustments) and interest coverage, respectively. If a CLO breaches an overcollateralization test or IC Test, excess cash flow that would otherwise be available for distribution to the CLO equity tranche investors is diverted to prepay CLO debt investors in order of seniority until such time as the covenant breach is cured. If the covenant breach is not or cannot be cured, the CLO equity investors (and potentially other debt tranche investors) may experience a partial or total loss of their investment. For this reason, CLO equity investors are often referred to as being in a first loss position.
In certain instances, the loans underlying the CLOs in which the Fund will invest will have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, some of the loans underlying the CLOs in which the Fund will invest may be referred to as “covenant-lite” loans. The term “covenant-lite” refers generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Typically, the indenture governing a CLO will permit only a certain percentage of the loans underlying a CLO to be “covenant lite.” Accordingly, to the extent the Fund is exposed to “covenant-lite” loans, it may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
Some CLOs also have interest diversion tests, which also act to ensure that CLOs maintain adequate overcollateralization. If a CLO breaches an interest diversion test, excess interest cash flow that would otherwise be available for distribution to the CLO equity tranche investors is diverted to acquire new collateral obligations until the test is satisfied. Such diversion would lead to payments to the equity investors being delayed and/or reduced.
Cash flow CLOs do not have mark-to-market triggers and, with limited exceptions (such as the proportion of assets rated “CCC+” or lower (or their equivalent) by which such assets exceed a specified concentration limit, discounted purchases and defaulted assets), CLO covenants are calculated using the par value of collateral, not the market value or purchase price. As a result, a decrease in the market price of a CLO’s performing portfolio does not generally result in a requirement for the CLO collateral manager to sell assets (i.e., no forced sales) or for CLO equity investors to contribute additional capital (i.e., no margin calls).
Distressed Credit Investments
The Fund may invest in distressed investments in U.S. issuers including loans, loan participations, or bonds, many of which are not publicly traded, and which may involve a substantial degree of risk. In certain periods, there may be little or no liquidity in the markets for these securities or instruments. In addition, the prices of such securities or instruments may be subject to periods of abrupt and erratic market movements and above-average price volatility. It may be more difficult to value such securities and the spread between the bid and asked prices of such securities may be greater than normally expected. If the OFS Sub-Adviser’s evaluation of the risks and anticipated outcome of an investment in a distressed security should prove incorrect, the Fund may lose a substantial portion or all of the Fund’s investment or the Fund may be required to accept cash or securities with a value less than our original investment.
Investments in Restructurings
The Fund may invest in restructurings that involve, or otherwise invest in the debt securities of, U.S. companies that are experiencing or are expected to experience severe financial difficulties. These severe financial difficulties may never be overcome and may cause such companies to become subject to bankruptcy proceedings. The return on investment sought or targeted by the Fund in any investment in a restructuring may depend upon the restructuring progressing in a particular manner or resulting in a particular outcome (including regarding the conversion or repayment of the Fund’s investments). There can be no assurance that any such outcome, development or result will occur or be successful and, as a result, the premise underlying the Fund’s investment may never come to fruition and the Fund’s returns may be adversely affected. Investments in restructurings could, in certain circumstances, subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment therein. For instance, under certain circumstances, payments to the Fund and distributions to shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings may be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court’s discretionary power to disallow, subordinate or disenfranchise particular claims or characterize investments made in the form of debt as equity contributions. For certain restructurings, the Fund may utilize blocker corporations, which may incur U.S. federal and state income taxes. In restructurings, whether constituting liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the restructuring either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security or instrument the value of which will be less than the purchase price to the Fund of the security in respect to which such distribution was made. The Fund may not be “hedged” against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed restructuring is consummated. Under certain circumstances, a lender that has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated or disallowed, or may be found liable for damages suffered by parties as a result of such actions.
When a company seeks relief under the U.S. Bankruptcy Code (or has a petition filed against it), an automatic stay prevents all entities, including creditors, from foreclosing or taking other actions to enforce claims, perfect liens or reach collateral securing such claims. Creditors who have claims against the company prior to the date of the bankruptcy filing must petition the court to permit them to take any action to protect or enforce their claims or their rights in any collateral. Such creditors may be prohibited from doing so if the court concludes that the value of the property in which the creditor has an interest will be “adequately protected” during the proceedings. If the United States Bankruptcy Court’s assessment of adequate protection is inaccurate, a creditor’s collateral may be wasted without the creditor being afforded the opportunity to preserve it. Thus, even if the Fund holds a secured claim, it may be prevented from collecting the liquidation value of the collateral securing its debt, unless relief from the automatic stay is granted by the court. Bankruptcy proceedings are inherently litigious, time consuming, highly complex and driven extensively by facts and circumstances, which can result in challenges in predicting outcomes. The equitable power of bankruptcy judges also can result in uncertainty as to the ultimate resolution of claims.
Security interests held by creditors are closely scrutinized and frequently challenged in bankruptcy proceedings and may be invalidated for a variety of reasons. For example, security interests may be set aside because, as a technical matter, they have not been perfected properly under the Uniform Commercial Code or other applicable law. If a security interest is invalidated, the secured creditor loses the value of the collateral and because loss of the secured status causes the claim to be treated as an unsecured claim, the holder of such claim will almost certainly experience a significant loss of its investment. There can be no assurance that the security interests securing the Fund’s claims will not be challenged vigorously and found defective in some respect, or that the Fund will be able to prevail against the challenge.
Moreover, debt may be disallowed or subordinated to the claims of other creditors if the creditor is found guilty of certain inequitable conduct resulting in harm to other parties with respect to the affairs of a company filing for protection from creditors under the U.S. Bankruptcy Code. Creditors’ claims may be treated as equity if they are deemed to be contributions to capital, or if a creditor attempts to control the outcome of the business affairs of a company prior to its filing under the U.S. Bankruptcy Code. Serving on an official or unofficial creditors’ committee, for example, increases the possibility that the Fund will be deemed an “insider” or a “fiduciary” of an issuer it has so assisted and may increase the possibility that the Bankruptcy Court would invoke the doctrine of “equitable subordination” with respect to any claim or equity interest held by the Fund in such issuer and subordinate any such claim or equity interest in whole or in part to other claims or equity interests in such issuer. Claims of equitable subordination may also arise outside of the context of the Fund’s committee activities. If a creditor is found to have interfered with a company’s affairs to the detriment of other creditors or shareholders, the creditor may be held liable for damages to injured parties. While the Fund will attempt to avoid taking the types of action that would lead to equitable subordination or creditor liability, there can be no assurance that such claims will not be asserted or that the Fund will be able to successfully defend against them. In addition, if representation of a creditors’ committee of an issuer causes the Fund or the OFS Sub-Adviser to be deemed an affiliate of such issuer, the securities of such issuer held by the Fund may become restricted securities, which are not freely tradable.
While the challenges to security interests and debt described above normally occur in a bankruptcy proceeding, the conditions or conduct that would lead to an attack in a bankruptcy proceeding could in certain circumstances result in actions brought by other creditors of the debtor, shareholders of the debtor or even the debtor itself in other state or U.S. federal proceedings, including pursuant to state fraudulent transfer laws. As is the case in a bankruptcy proceeding, there can be no assurance that such claims will not be asserted or that the Fund will be able to defend against them successfully. To the extent the Fund assumes an active role in any legal proceeding involving the debtor, the Fund may be prevented from disposing of securities or instruments issued by the debtor due to the Fund’s possession of material, non-public information concerning the debtor.
From time to time, the Fund may invest in or extend loans to companies that have filed for protection under Chapter 11 of the U.S. Bankruptcy Code. These debtor-in-possession or “DIP” loans are most often revolving working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. While such loans are generally less risky than many other types of loans as a result of their seniority in the debtor’s capital structure and because their terms have been approved by a federal bankruptcy court order, it is possible that the debtor’s reorganization efforts may fail and the proceeds of the ensuing liquidation of the DIP lender’s collateral might be insufficient to repay in full the DIP loan.
Non-Performing Investments
The Fund’s portfolio may include investments whose underlying collateral are “nonperforming” and that are typically highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities or instruments of other issuers. Securities or instruments of financially troubled issuers and operationally troubled issuers are less liquid and more volatile than securities or instruments of companies not experiencing financial difficulties. Investment, directly or indirectly in the financially and/or operationally troubled issuers involves a high degree of credit and market risk. These difficulties may never be overcome and may cause borrowers to become subject to bankruptcy or other similar administrative proceedings. There is a possibility that the Fund may incur substantial or total losses on its investments and in certain circumstances, subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment therein.
The Fund may hold direct or indirect interests in non-performing real estate loans. Non-performing real estate loans may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of the principal of such loan and/or purchasing senior loans. In addition, a company may announce a plan of restructuring which promises to enhance value and fail to implement it, resulting in losses to investors. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization either will be unsuccessful, will be delayed or will result in a distribution of cash or a new security, the value of which will be less than the purchase price to the Fund of the investment in respect of which such distribution was made. In addition, certain privately offered commercial real estate investments carry risks of illiquidity and lack of control. It is possible that the applicable Sub-Adviser may find it necessary or desirable to foreclose on collateral securing one or more real estate loans purchased by the Fund. The foreclosure process will vary from jurisdiction to jurisdiction and can be lengthy and expensive. Issuers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses against the holder of a real estate loan, including, without limitation, lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action. During the foreclosure proceedings, an issuer may have the ability to file for bankruptcy or its equivalent, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property. If this were to occur, the Fund may be negatively impacted. Similar risks relate to foreclosure of mezzanine debt and the exercising of remedies in connection with such debt.
Swap Agreements
The Fund has entered into a TRS through a wholly-owned subsidiary (the “Swap Subsidiary”) and may enter into one or more TRS in the future. A TRS is a specific type of swap contract in which one party agrees to make periodic payments to another party based on the return of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS is typically used to obtain exposure to a basket of securities or loans or market without owning or taking physical custody of such securities or loans or investing directly in such market.

The Fund’s TRS references a portfolio of bank loans with Citibank, N.A. (“Citi”) as the counterparty. Under the TRS, Citi has contractually committed to make payments based on the total return (income plus realized appreciation) of each reference asset in exchange for a periodic payment from the Swap Subsidiary based on a floating interest rate and any realized depreciation of each reference asset. Additionally, the Swap Subsidiary posts collateral to cover its potential contractual obligations to Citi under the TRS. The TRS is marked-to-market daily consistent with the Fund’s valuation policy and changes in value are recorded by the Fund as unrealized gain or loss in its consolidated financial statements. The TRS effectively adds leverage to the Fund’s portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. The TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that the Fund will not be able to meet its obligations to the counterparty. In addition, because the TRS is a form of synthetic leverage, such arrangement is subject to risks similar to those associated with the use of leverage.
In addition, the Fund may enter into additional swap agreements. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Some swaps are structured to include exposure to a variety of different types of investments or market factors, such as corporate loans, interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded over-the-counter between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.
Swap agreements may increase or decrease the overall volatility of the Fund’s investments and the price of Common Shares. The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.
Generally, swap agreements have fixed termination dates that are agreed upon by the parties to the swap. The agreement can be terminated before the termination date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or another counterparty. If the counterparty is unable to meet its obligations under a swap agreement, declares bankruptcy, defaults or becomes insolvent, the Fund may not be able to recover the money it expected to receive under the swap agreement.
The SEC adopted new regulations governing the use of derivatives by registered investment companies (“Rule 18f‐4”) in October 2020. Rule 18f‐4 imposes limits on the amount of derivatives a fund can enter into, eliminates the asset segregation framework previously used by funds to comply with Section 18 of the 1940 Act, and requires funds whose use of derivatives is greater than a limited specified amount to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager. The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f‐4.
The use of derivatives that are subject to regulation by the U.S. Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool, and the Adviser has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” with the CFTC and the National Futures Association, which regulate trading in the futures markets.

Other Investment Companies
The Fund may invest in securities of other funds, including exchange-traded funds (“ETFs”) and other registered closed-end funds, from time to time for liquidity or other investment purposes, such as providing additional diversification within a desired asset class.
The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund.
On October 7, 2020, the SEC adopted Rule 12d1-4 under the 1940 Act (“Rule 12d1-4”) which allows funds to invest in other investment companies in excess of some of the limitations contained in the 1940 Act, subject to certain limitations and conditions. An acquiring fund relying on Rule 12d-4 must enter into a fund of funds investment agreement with the acquired fund. Rule 12d1-4 outlines the requirements for fund of funds agreements and specifies certain reporting responsibilities of the acquiring fund’s adviser. The Fund may rely on Rule 12d1-4 to the extent the Adviser deems such reliance necessary or appropriate.
The Fund may invest in ETFs that are listed on an exchange and trade in the secondary market on a per-share basis. The values of ETFs are subject to change as the values of their respective component securities (or commodities) fluctuate according to market volatility. Investments in ETFs may not exactly match the performance of a direct investment in the respective indices to which they are intended to correspond due to the temporary unavailability of certain index securities in the secondary market or other extraordinary circumstances, such as discrepancies with respect to the weighting of securities.
Investment Policies
Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in “Real Assets” and “Credit and Credit-Related Investments.” The Fund may utilize leverage through borrowing for investment purposes or to satisfy repurchase requests.
The Fund is deemed to concentrate its investments in the real estate industry, because, under normal circumstances, it invests over 25% of its total assets in the real estate industry. The Fund’s 80% investment policy may be changed upon 60 days’ advance notice to shareholders. The Fund’s concentration policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Restrictions.”
Investment Process
The Fund’s investment process is a collaborative effort between the Sub-Advisers, and the Fund expects to benefit from their combined real estate, credit, transaction expertise, and deal-sourcing capabilities. The Adviser is responsible for overseeing the Fund’s strategies, operations and investment priorities, as well as optimizing the Fund’s capital structure.
The Adviser has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Real Assets (excluding CMBS) to the CIM Sub-Adviser and the portion of the Fund’s investment portfolio that is allocated to CMBS and credit and credit-related investments to the OFS Sub-Adviser. The Adviser will determine the amount of the Fund’s total assets that are allocated to each Sub-Adviser, and will review such allocation percentage on an ongoing basis and adjust the allocation percentage as necessary to best achieve the Fund’s investment objective. It is expected that the portion of the Fund’s assets that are managed by the CIM Sub-Adviser will be between 30% and 70% of the Fund’s total assets, and that the portion of the Fund’s assets that are managed by the OFS Sub-Adviser will be between 30% and 70% of the Fund’s total assets. The actual percentage of the Fund’s assets that are managed by each Sub-Adviser may from time to time be outside the target levels provided above due to factors such as market conditions and the availability of attractive investment opportunities.

CIM Sub-Adviser Investment Process
The CIM Sub-Adviser investment process is a collaborative one between the Investments Group of the CIM Sub-Adviser (“Investments Group”), the Portfolio Oversight of the Fund (a member of the Investments Group of the CIM Sub-Adviser) and the investment committees of the CIM Sub-Adviser.
The CIM Sub-Adviser has an investment committee (the “Investment Committee”) comprised of a majority of the Principals of CIM Group and a secondee from Mitsui & Co. with one legal observer and one compliance observer. Richard Ressler, as Chairman, heads the Investment Committee. The Investment Committee has delegated its preliminary investment authority with respect to real estate equity investments to the Investment Committee – Preliminary Subcommittee. The Investment Committee has delegated its investment authority with respect to (i) Real Assets-related debt investments to a credit subcommittee (the “ICCS”) and (ii) investments in publicly traded securities to a subcommittee (the “Publicly Traded Securities Sub-Committee,” and, together with the Investment Committee and the ICCS, the “CIM Sub-Adviser Investment Committees” and each a “CIM Sub-Adviser Investment Committee”). After the initial investment, the Adviser’s Real Assets Management Committee (the “Real Assets Management Committee”), with assistance from Investments Group and the Portfolio Oversight, is responsible for overseeing the applicable investments within the Fund’s portfolio.
The Portfolio Oversight leads the overall strategy for the Fund and is responsible for reviewing and considering potential new acquisitions, working with Investments Group to make key decisions, completing regular hold/sell analyses across the portfolio, and recommending to the Real Assets Management Committee and the applicable CIM Sub-Adviser Investment Committees when to divest of investments, all of which are focused on meeting the investment objectives of the Fund.
Investments Group and the Portfolio Oversight are responsible for the full lifecycle of each asset including sourcing, underwriting, due diligence, acquisition, management and disposition of investments placed into the Fund. The group’s responsibilities include sourcing opportunities both marketed and off-market using CIM Group’s broad network of relationships and performing disciplined due diligence and underwriting on every investment, preparing recommendations and investment business plans for acquisitions for presentation to the applicable CIM Sub-Adviser Investment Committee, overseeing the closing, operation and disposition of each asset, and assists with the management of investments.
Investments Group and the Portfolio Oversight provide recommendations to the CIM Sub-Adviser Investment Committees, but the applicable CIM Sub-Adviser Investment Committee will make each ultimate investment decision.
Sourcing—Real Assets-related Equity Investments
CIM Group believes that it has a significant competitive advantage in sourcing attractive, proprietary opportunities. By leveraging CIM’s Qualified Community approach, the firm and its investment professionals acquire a deep local market knowledge of each of the communities or markets where the firm has a presence. This approach allows us to identify and form relationships with all key local stakeholders, including owners, developers, leasing brokers, sales brokers, community groups, local government officials, among others and uncover attractive investment opportunities as well as acquire a deep understanding of intrinsic values, locations, market supply and demand dynamics and local regulations. CIM Group utilizes its broad network of relationships, ranging from sophisticated institutions to smaller family trusts, to identify and acquire assets at a discount to their intrinsic (i.e., expected long-term) values. These opportunities include assets that are publicly marketed for sale as well as those that may become available “off-market,” via a privately negotiated transaction. CIM Group will continue to devote significant resources to generating and fostering opportunities sourced on an “off-market” or proprietary basis outside of formal or public auction processes.
Additionally, CIM Group cultivates relationships with local government agencies and works to understand the goals and commitments of each municipality. CIM Group believes that city officials, redevelopment agencies, consultants, prospective partners and industry participants recognize the broad knowledge and depth of experience of CIM Group’s in-house team in all phases of an asset’s lifecycle and CIM’s ability to meet its commitments. Similarly, CIM has strong relationships with lenders, based in part on CIM Group’s ability to perform as CIM Group has never given back a property as a result of loan default.

Throughout CIM’s history, particularly during and after the global financial crisis, local government agencies and lenders have served as a tremendous source of deal flow to CIM, Group, as CIM Group believes that it serves as a vital contributor to the overall economic success of their communities throughout its acquisitions.
CIM Group believes that competition in metropolitan areas is highly fragmented and that few of its competitors can match its extensive array of value-added capabilities and expertise. The competitive set includes three main groups: (i) companies focused only on specific real estate property types, (ii) local developers with limited access to capital and only a local presence and (iii) entities that allocate capital but have limited real estate staff. In contrast, CIM Group is product non-specific, provides a geographically diverse perspective and is well capitalized. In addition, CIM Group maintains capabilities in a broad array of disciplines, including research, acquisition, development, capital markets, finance, leasing and management, and possesses extensive deal structuring experience and expertise (including expertise in investing in all levels across the capital stack).
Furthermore, as part of CIM Group’s community qualification process, CIM Group targets high barrier-to-entry markets and submarkets with high population density and applies rigorous research to qualify for potential acquisitions. As part of the qualification and investment process, CIM Group’s investment professionals spend a substantial portion of their time on the ground in each of the communities in which CIM Group is active getting to know all the major stakeholders, including owners, developers, lenders, brokers, local community groups, government officials, among others which allows CIM Group to gain extensive local market knowledge. As a result of this in-depth research and analysis, CIM Group has been able to source attractive off-market opportunities from its relationships with local stakeholders such as owners and operators.
Sourcing—Real Assets-related Debt Investments
CIM Group identifies real-estate debt opportunities by leveraging its extensive network of relationships within the real estate and finance industries. As described, above, CIM Group has developed strong relationships with public and private real estate owners, investors, developers and operators with expertise in all commercial real estate asset classes, as well as key intermediaries such as mortgage brokerage firms, commercial banks, leading investment banks and servicers in its Qualified Communities. CIM Group believes that these relationships serve to bolster the scale and scope of the Fund’s loan originations across its target assets. Additionally, CIM Group’s market position as both a developer and capital provider allows the Fund to source and underwrite opportunities earlier in the development/construction cycle than traditional lenders in the space. Developers may approach CIM Group as an equity provider/co-developer first, which provides a significant lead time to assess the risk of a project and determine whether it’s best served by equity or debt.
Underwriting—Real Assets-related Equity Investments
Investments Group is responsible for the underwriting and due diligence of an asset and underwriting scenarios when evaluating potential acquisition opportunities. The Investments Group underwrites a “current market case” scenario, which generally utilizes current national or submarket specific exit assumptions and interest rates, in order to reflect anticipated results under current market conditions, as well as a “long term average case” scenario.
Investments Group prepares a snapshot overview of the potential acquisition and meets with the Portfolio Oversights and Principals from Investments team to determine desirability of the asset, market, underwriting assumptions, business plan and preliminary risk-return level in order to pursue further. High-level items presented at this stage include transaction timing, a property overview, market information, business plan, preliminary returns, operating assumptions, a sensitivity analysis and any other pertinent deal-specific information.
After a potential acquisition is identified, Investments Group conducts a thorough property-level review with a multi-disciplinary team, led by one of its investment leads. During the review process, specific factors that are assessed include, but are not limited to, (i) community and political support, (ii) property analysis, (iii) market analysis, (iv) exit strategies and (v) risk assessment and mitigation.
Investments Group analyzes the property’s financial performance and carefully reviews its contracts and physical condition. In each case, the Investments Group utilizes professionals within CIM’s Onsite Property Management and

Commercial Leasing departments to evaluate those aspects of the asset. Finally, in the case of a joint venture (“JV”) with another sponsor, the Investments Group reviews the co-sponsor’s background and qualifications, and Investments team evaluates and negotiates the pricing and terms of the structure.
In preparing financial projections, Investments Group first reviews historical property performance based on current leases and existing operating expenses, confirmed by the property’s contractual obligations, and then makes adjustments to reflect changes deemed appropriate or necessary based on the Investments team’s review. Investments Group also prepares a capital budget based on its analysis of the property’s physical condition in light of current and anticipated uses.
Acquisition recommendations are presented to the Investment Committee for both preliminary and final approval. Members of the broader CIM Group team involved in the due diligence and underwriting of the transaction attend the presentation as well. The Investment Committee has delegated its preliminary investment authority with respect to real estate equity investments to the Investment Committee – Preliminary Subcommittee. Preliminary approvals occur early in the due diligence process and include a well-conceived draft of the business plan for the proposed acquisition. Final approval includes a review of additional due diligence findings and the final business plan, schedule and budget for the proposed acquisition and a grant of authority to execute the proposed transaction. The full Investment Committee will grant final approval to move forward with an acquisition, including allowing a deposit to go non-refundable on a transaction. Additionally, acquisition opportunities must meet minimum return thresholds under a downside operating plan.
Underwriting—Real Assets-related Debt Investments
Investments Group employs a value-driven and credit-oriented approach to underwriting and due diligence, consistent with the CIM Group’s disciplined strategy. Detailed financial modeling and analysis is used to assess the cash flow and debt service coverage characteristics of the properties as well as interest rate and prepayment analysis. Investments Group utilizes the in-house expertise of its vertically-integrated team to perform extensive property and market-level due diligence, including site tours, competitive analysis, tenant profile and credit reviews, market and industry research and due diligence on the prospective borrower, which may include performing background and reference checks and reviewing the borrower’s experience and capabilities in managing the collateral and executing the potential business plan. Investments Group may, as appropriate, engage and oversee third party advisors and/or consultants to conduct an engineering and environmental review of the collateral.
Recommendations to originate a loan are presented to a team designated by the ICCS (the “Credit Review Team”) for review and to confirm the issuance of a term sheet. Approval from at least a majority of the members is required to issue a term sheet. It is not required for members of the Credit Review Team to meet as a group during preliminary credit review. Alternatively, the investment team may present the transaction to each member individually. The Credit Review Team’s review may include, but is not limited to, a description/overview of the proposed transaction, the transaction P&L/ROC/Debt Yield, including underlying material assumptions, collateral description/valuation, overview of sponsors, ability to syndicate, summary of pros and cons and the recommendation from the investment lead and deal team. After a term sheet has been fully negotiated and prepared for execution by both borrower and lender parties, it is presented to the ICCS for approval. If approved by the Chairman and a majority of the other members of the ICCS, a fully negotiated term sheet may be executed, the terms of which remain subject to, among other things, satisfactory due diligence. Transactions are presented to the ICCS by the investment lead in the form of a Memorandum, which may include, but is not limited to, a description of the proposed investment, including detailed financial information, a description of the investment and the relevant market, a business plan for the investment, analysis of expected returns, including sensitivity analyses of the market case for opportunistic investments and the base and downside cases for stabilized investments, market comparables, risks and mitigants, budget and schedule and other material information. Following completion of due diligence, the Credit Review Team reviews any material changes that deviate from the executed term sheet. If there are any material deviations, the transaction goes back to ICCS for further review. If there are no material deviations, upon the approval from the Credit Review Team and after the definitive loan documentation has been fully negotiated and prepared for execution by both borrower and lender parties, the chairman of the ICCS must approve the closing of the transaction.

Real Asset Management
After the initial investment, the Real Assets Management Committee, with assistance from Investments Group and the Portfolio Oversight, is responsible for overseeing the asset management of CIM Group’s assets. The Real Assets Management Committee reviews and approves strategic decisions related to financing strategies and hold/sell analyses and tracks performance relative to overall business plan execution. While Investments Group and the Portfolio Oversight provide recommendations, the Real Assets Management Committee reviews and approves strategic decisions related to financing strategies and hold/sell analyses.
The Real Assets Management Committee conducts an in-depth review of the following key items:
•    Overall Portfolio Update: Review Fund-level returns, capital availability and fundraising progress.
•    Asset/Portfolio Financing: Discuss upcoming debt maturities and provide recommendations for financing strategy, analyze decisions to add leverage to an asset and determine strategy with respect to corporate-level financings and the fund-level line of credit.
•    Material Updates to Asset Performance: Report progress in executing major value-creation projects, deviations from or changes to business plans and changes in market dynamics that may have a material effect on the asset.
•    Hold/Sell Recommendations: Evaluate assets that the Portfolio Oversight recommends for near-to mid-term sale and discuss exit strategies for those assets. Review sale progress on assets that are currently being marketed for disposition.
In addition to reviewing specific property-level conditions and recommendations, the Real Assets Management Committee reviews real estate and related capital market conditions, considers current market trends and monitors fund strategies and portfolio composition.
Further, with respect to Real Assets-related debt investments, the Real Assets Management Committee oversees the servicing and asset management-related functions for the Fund. CIM Group has a fully integrated loan servicing team that is responsible for tracking the financial performance of collateral, monitoring construction progress, cash management and reserve accounts, and ensuring that borrowers remain compliant with the terms of the loans. While the team has the capability to service the loans internally as required, it typically oversees the work of external servicing agencies. The Real Assets Management Committee is comprised of CIM’s three original founders, Richard S. Ressler, Avi Shemesh and Shaul Kuba (“Founding Principals”), Principal/Chief Compliance Officer and Principal/Head of Investments Group and is chaired by Richard Ressler. The Real Assets Management Committee leverages CIM Group’s experience as a developer and operator to ensure that the appropriate controls and rights are in place for approving draw requests and development milestones. In the event that a borrower is unable to perform on the loan and execute the business plan, CIM Group will pursue appropriate work-out solutions for the loan at the direction of the Real Assets Management Committee. If the borrower continues to default on the loan and foreclosure is required, the development and operations experience of CIM Group’s vertically-integrated team leaves the Fund well positioned to complete the intended business plan and ultimately dispose of the underlying real estate asset. The Real Assets Management Committee meets monthly to review loan and property performance.
OFS Sub-Adviser Investment Process
The OFS Sub-Adviser’s investment committees, which include the pre-allocation investment committee, middle-market investment committee, broadly syndicated investment committee and structured credit investment committee (collectively, the “Credit Investment Committees”) are responsible for the recommendations of overall asset allocation decisions and the evaluation and approval of credit and credit-related investments and CMBS investments for the Fund.
•    Preliminary Investment Review: preliminary review and approval of a potential investment opportunity’s terms. During this stage, the applicable Credit Investment Committee ensures that a potential investment opportunity conforms to the Fund’s investment objective and respective investment strategy, and identifies further analyses to be performed by the underwriting teams prior to final approval.
•    Final Approval: final approval of a potential investment opportunity after evaluating all aspects of the investment, including, but not limited to, the return profile, risks, management team credentials, real estate fundamentals, and legal, accounting, and tax issues. During this stage, the applicable Credit Investment Committee makes a final determination regarding whether a particular proposed investment opportunity meets the Fund’s investment objectives, strategies, and policies, and whether to make the proposed investment.
•    Ongoing Portfolio Review: on an ongoing basis after an investment is made, the Credit Investment Committee considers each investment’s suitability relative to the investment objective, target investments, return metrics, and risk profile of the Fund, while also weighing the investment’s impact on the Fund’s portfolio, including sector, regional, and manager diversification, and other factors and requirements.
Once the applicable Credit Investment Committee has completed the final review and approval of an investment, the OFS Sub-Adviser will have the discretion to make the investment consistent with the Fund’s investment objective and strategies.
Loan Origination Process—OFS Sub-Adviser
The Fund seeks to originate loans to middle-market companies that have experienced and incentivized management teams, stable and predictable cash flows and defensible market positions. The Fund underwrites its originated loans with the expectation that the Fund will hold them for a number of years, and structures and documents investments accordingly; however, the Fund may sell positions if circumstances have changed from the time of underwriting or if the Fund deems doing so is in the Fund’s best interest. See “— Disposal or Sale of Loans”.
The OFS Sub-Adviser has relationships with several major and regional investment and commercial banks, as well as commercial finance institutions. The OFS Sub-Adviser also has extensive relationships with private equity sponsors, financial intermediaries, family offices, non-traditional sponsors, owners and operators, CLO collateral managers and other members in the lending community. Select investment professionals are also involved in the Fund’s origination and the OFS Sub-Adviser’s sourcing efforts. During a typical week, certain investment professionals are on the road conducting sourcing activities, which include: meetings with loan intermediaries; attending and sponsoring conferences; and meetings with existing and former portfolio companies. Once a new deal has been identified, it is discussed during weekly investment team pipeline calls.
The large number of investment opportunities generated by the OFS Sub-Adviser enables it to maintain a portfolio of diverse companies located throughout the United States in industries including, but not limited to, healthcare and pharmaceuticals, high tech industries, transportation and logistics, value-added distribution, business services, telecommunications, industrial and niche manufacturing, specialty chemicals, consumer products and services, aerospace and defense, franchising and food and beverage.
Underwriting—OFS Sub-Adviser
With respect to loans it originates, the Fund employs a thorough and disciplined underwriting approach through the OFS Sub-Adviser and a due diligence process that is conducted in accordance with established credit policies and procedures, and that is focused on investment recovery. The OFS Sub-Adviser’s process in advance of the Fund originating a loan involves a comprehensive analysis of a prospective portfolio company’s market, operational, financial, and legal position, as well as its future prospects.
The OFS Sub-Adviser’s due diligence and underwriting process typically addresses the following elements (although certain elements may not be included in every due diligence undertaking):
•    Prospective Portfolio Company Characteristics: focusing on primary drivers of the company’s revenues and cash flows, including: its key products and services; customer and supplier concentrations, and contractual relationships;

depth, breadth, and quality of company management, as well as the extent to which the management team is appropriately compensated with equity incentives; and any regulatory, labor or litigation matters impacting the company.
•    Industry and Competitive Overview: an analysis of industry size and the company’s position within that industry; growth potential and barriers to entry; governmental, regulatory, or technological issues potentially affecting the industry; and cyclicality or seasonality risks associated with the industry.
•    Financial Analysis: involving an understanding of the company’s historical financial results, focusing on: actual operating trends experienced over time in order to forecast future performance, including in various sensitized performance scenarios; projected cash flows, debt service coverage, and leverage multiples under such scenarios; and an assessment of enterprise valuations and debt repayment/investment recovery prospects given such sensitized performance scenarios.
•    Investment Documentation: focusing on obtaining legal protections available to the Fund given its position within the capital structure, including, as appropriate: financial covenants; collateral liens and stock pledges; review of loan documents of portfolio company’s creditors; and negotiation of inter-creditor agreements.
The investment teams routinely use third-party sources and market studies to corroborate valuation and industry-specific due diligence, as well as provide quality of earnings analysis. Where applicable, background checks are conducted, and portfolio company tax compliance information may also be requested during the quality of earnings review. In addition, the investment teams may contact customers, suppliers and competitors and, when appropriate, perform on-site visits as part of a routine business due diligence process. Experienced legal counsel is engaged to evaluate regulatory, tax or other company-specific risks.
The investment teams also review and discuss the inclusion of covenants in potential investments. Covenants are contractual restrictions that lenders place on companies to limit the corporate actions a company may pursue. Generally, the loans in which the Fund expects to originate will have financial maintenance covenants, which are used to proactively address materially adverse changes in a portfolio company’s financial performance. However, to a lesser extent, the Fund may originate “covenant-lite” loans. The Fund uses the term “covenant-lite” to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent the Fund invests in “covenant-lite” loans, it may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
Potential investments are discussed regularly with members of the investment committees during the underwriting process, and, after the investment teams complete their final due diligence, each proposed investment is presented to the investment committees and subjected to further extensive discussion and follow-up analysis, if necessary. A formal memorandum for each investment opportunity will typically include the results of business due diligence, multi-scenario financial analysis, risk-management assessment, results of third-party consulting work, background checks (where applicable) and structuring proposals. The investment committee will then vote to approve the investment.
Portfolio Review/Risk Monitoring—OFS Sub-Adviser
The OFS Sub-Adviser views active portfolio monitoring as a vital part of its loan origination process, and benefits from a portfolio management system that includes daily, weekly, monthly and quarterly components, and that involves comprehensive review of the performance of each of the Fund’s originated loans. As part of the portfolio management process, the OFS Sub-Adviser performs ongoing risk assessments on each of the Fund’s investments that it originates and assigns each loan a credit rating based on an internal ratings scale. The OFS Sub-Adviser generally expects to be the agent for directly originated loans and, as a result, the OFS Sub-Adviser expects to control the loan documentation and negotiation of covenants in those scenarios.
Disposal or Sale of Loans—OFS Sub-Adviser
The Fund retains the flexibility to dispose of the loans it originates in any manner consistent with applicable law and the Fund’s investment policies and restrictions. For example, the Fund may, among other possibilities: (i) hold a loan to maturity; (ii) assign a loan to one or more third parties; (iii) sell participation interests in a loan to one or more third parties, including for example through a competitive bidding process; or (iv) sell loans to a third party that intends to securitize the assets. The Fund may make commitments with respect to indebtedness or securities of a potential portfolio company in excess of the Fund’s final investment. In such situations, while the Fund may initially agree to fund up to a certain dollar amount of an investment it originates, the Fund may subsequently syndicate or sell a portion of such amount such that the Fund is left with a smaller investment than what was reflected in its original commitment.
The Fund may originate loans to borrowers that issue illiquid and/or restricted securities. Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the securities. In either case, the Fund would bear market risks during that period. Additionally, applicable law, including the 1940 Act, may at times require the Fund to dispose of investments at a time when it otherwise would not dispose of such investment or hold an investment when it would otherwise dispose of it, in each case, in order to comply with applicable law.
Co-Investment Transactions
For those investments made through joint transactions requiring exemptive relief, the Fund has obtained the Order from the SEC to allow it to co-invest with certain of its affiliates in a manner consistent with its investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions. Pursuant to the Order, the Fund is generally permitted to co-invest with certain of its affiliates if a “required majority” (as defined in the 1940 Act) of its independent trustees makes certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of the Fund or its shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of shareholders and is consistent with the Fund’s investment objective and strategies. In addition, the Fund has filed a new application for exemptive relief that, if granted, would supersede the Fund’s existing Order and permit the Fund to co-invest pursuant to a different set of conditions than those in the Fund’s existing Order. However, there is no guarantee that such application will be granted.
RISKS
The Fund is a non-diversified, closed-end management investment company designed as a long-term investment and not as a trading vehicle. The Fund is not intended to be a complete investment program and, due to the uncertainty inherent in all investments, there can be no assurance that the Fund will achieve its investment objective. At any point in time an investment in the Common Shares may be worth less than the original amount invested, even after taking into account the distributions paid by and the ability of shareholders to reinvest dividends.

Risks Related to the Fund’s Business and Structure
Investment and Market Risk
An investment in the Common Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Common Shares represents an indirect investment in a portfolio of investments in Real Assets and Credit-related investments owned by the Fund, and the value of these investments may fluctuate, sometimes rapidly and unpredictably. At any point in time an investment in the Common Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.
Economic Recession or Downturn Risk
Many of the Fund’s portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay the Fund’s debt investments during these periods. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing the Fund’s secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.
Geopolitical and Global Economic Risk
The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets, and may cause economic uncertainties or deterioration in the United States and worldwide. For example, we have observed and continue to observe supply chain interruptions, significant labor and resource shortages, commodity inflation, tariffs, elevated interest rates, a risk of recession, instability in the U.S. and international banking systems, impacts of the ongoing war between Russia and Ukraine and the Israel-Hamas conflict, and elements of geopolitical, economic and financial market instability in the United States, the United Kingdom, the European Union and China. Any of the above factors could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objectives, but there can be no assurance that we will be successful in doing so.
Legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Areas subject to potential change, amendment or repeal include the Dodd-Frank Act and the authority of the Federal Reserve and the Financial Stability Oversight Council. The United States may also potentially withdraw from or renegotiate various trade agreements and take other actions that would change current trade policies of the United States. The Fund cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the United States. Such actions could have a significant adverse effect on the Fund’s business, financial condition and results of operations. The Fund cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on its investments. The Fund monitors developments and seeks to manage its investments in a manner consistent with achieving its investment objective, but there can be no assurance that it will be successful in doing so.
As a result of recent elections in the United States, there are expected to be changes in federal policy, including tax policies, and at regulatory agencies over time. The nature, timing and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain, however. Uncertainty surrounding future changes may adversely affect our operating environment and therefore our business, financial condition, results of operations and growth prospects. See “Risks Related to the Risk Retention Rules.”
From time to time, the Fund maintains cash balances at banks in excess of the FDIC insurance limit. If a bank in which the Fund holds funds fails or is subject to significant adverse conditions in the financial or credit markets, the Fund could be subject to a risk of loss of all or a portion of such funds or be subject to a delay in accessing all or a portion of such uninsured funds. In addition, the Fund has undrawn capacities under its credit facility. Any loss of such funds, lack of access to such funds or inability to borrow from any of the Fund’s lenders could adversely impact the Fund’s short-term liquidity and ability of the Fund to meet its operating expenses or working capital needs.
Should the U.S. economy be adversely impacted by increased volatility in the global financial markets caused by further turbulence in Chinese stock markets and global commodity markets, the war in Ukraine and Russia, the Israel-Hamas war, health pandemics or for any other reason, loan and asset growth and liquidity conditions at U.S. financial institutions, including us, may deteriorate.
Risks related to Global Pandemics
Social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) will occur that create uncertainty and have significant impacts on issuers, industries, governments and other systems, including the financial markets, to which companies and their investments are exposed. As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Events that occur in one country, region or financial market will, more frequently, adversely impact issuers in other countries, regions or markets, including in established markets such as the United States. These impacts can be exacerbated by failures of governments and societies to adequately respond to an emerging event or threat.
The Fund believes closures of businesses and stay in place orders and the resulting remote working arrangements for non-essential personnel in response to the COVID-19 pandemic has resulted in long-term changed work practices that could negatively impact the Fund’s real estate investments. For example, the increased adoption of and familiarity with remote work practices, and the recent increase in tenants seeking to sublease their leased space, has resulted in decreased demand for office space. Further, prior to the onset of the COVID-19 pandemic, telecommuting, flexible work schedules, open workspaces and teleconferencing had become increasingly common and there was an increasing trend among some businesses to utilize shared office space and co-working spaces. As a result, there has been a general trend in office real estate for tenants to decrease the space they occupy per employee. Tenants in the Fund’s office investments may elect to not renew their leases, or to renew them for less space than they currently occupy, which could increase vacancy, place downward pressure on occupancy, rental rates and income and property valuation. The need to reconfigure leased office space in response to new tenants’ needs, to modify utilization or for other reasons, may impact space requirements and also may require us to spend increased amounts for tenant improvements. If substantial reconfiguration of the tenant’s space is required, the tenant may find it more advantageous to relocate than to renew its lease and renovate the existing space. All of these factors could have a material adverse effect on the Fund’s business, financial condition, results of operations, cash flow or ability to satisfy debt service obligations or to maintain our level of distributions on our Common Shares may be negatively impacted.
Any future pandemic or outbreak could have, an adverse impact on the economy in general, which could have a material adverse impact on, among other things the commercial real estate market, the ability of lenders to originate loans, the volume and type of loans originated, and the volume and type of amendments and waivers granted to borrowers and remedial actions taken in the event of a borrower default, each of which could negatively impact the amount and quality of loans available for investment by the Fund and returns to the Fund, among other things. It is impossible to determine the scope of any outbreaks, how long any such outbreak, market disruption or uncertainties may last or the effect any governmental actions will have or the full potential impact on us and our investments. These potential impacts, while uncertain, could adversely affect the Fund and its investments.

Shares Not Listed; No Market for Shares
The Fund is organized as a closed-end management investment company and designed for long-term investors. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Common Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Common Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment, and shareholders should expect that they will be unable to sell their Common Shares for an indefinite time or at a desired price.
Repurchase Offers Risk
As described under “Prospectus Summary—Periodic Repurchase Offers” above, the Fund is an “interval fund” and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct quarterly repurchase offers for the Fund’s outstanding Common Shares at NAV. Repurchases will be funded from available cash, cash from the sale of Common Shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in an increased expense ratio for shareholders who do not tender their Common Shares for repurchase, untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by (i) holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments and (ii) holding back (i.e., not investing) cash from the sale of Common Shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If, as expected, the Fund employs leverage, repurchases of Common Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect holders of Common Shares who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income.
If a repurchase offer is oversubscribed, the Fund may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Common Shares as of the date of the Repurchase Request Deadline. In the event that the Fund determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Common Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Common Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more Common Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Common Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Common Shares is determined. In addition, the repurchase of Common Shares by the Fund will generally be a taxable event to holders of Common Shares. See “Certain U.S. Federal Tax Considerations—Taxation of U.S. Shareholders.”
Exclusive Forum and Jury Trial Waiver Risk
The Fund’s amended and restated declaration of trust (the “Declaration of Trust”) provides that, to the fullest extent permitted by law, unless the Fund consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Fund, (ii) any action asserting a claim of breach of a duty owed by any trustee, officer or other agent of the Fund to the Fund or the Fund’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of Title 12 of the Delaware Code, Delaware statutory or common law, or the Declaration of Trust, or (iv) any action asserting a claim governed by the internal affairs doctrine (for the avoidance of doubt, including any claims brought to interpret, apply or enforce the federal securities laws of the United States, including, without limitation, the 1940 Act or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder) shall be the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction.
The Declaration of Trust also includes an irrevocable waiver of the right to trial by jury in all such claims, suits, actions and proceedings. Any person purchasing or otherwise acquiring any of the Fund’s Common Shares shall be deemed to have notice of and to have consented to these provisions of the Declaration of Trust. These provisions may limit a shareholder’s ability to bring a claim in a judicial forum or in a manner that it finds favorable for disputes with the Fund or the Fund’s trustees or officers, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision or the jury trial waiver provision to be inapplicable or unenforceable in an action, the Fund may incur additional costs associated with resolving such action in other jurisdictions or in other manners, which could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Notwithstanding any of the foregoing, the Fund and any investor in the Fund cannot waive compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
Cyber-Security Risk and Identity Theft Risks
Cyber-security incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. The Adviser’s and Sub-Advisers’ information and technology systems may be vulnerable to damage or interruption from computer viruses and other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals or service providers, power, communications or other service outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information. Although the Adviser and Sub-Advisers have implemented various measures to manage risks relating to these types of events, such systems could be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing it from being addressed appropriately. The Adviser and Sub-Advisers and/or the Fund may have to make a significant investment to fix or replace them. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in the Adviser’s, Sub-Advisers’ and/or the Fund’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to shareholders and the intellectual property and trade secrets of the Adviser or Sub-Advisers. Such a failure could harm the Adviser or Sub-Advisers and/or the Fund’s reputation, subject any such entity and their respective affiliates to legal claims and adverse publicity and otherwise affect their business and financial performance.
A disaster or a disruption in the infrastructure that supports the Fund’s business, including a disruption involving electronic communications or other services used by the Fund or by third parties with whom the Fund conducts business, or directly affecting the Fund’s headquarters, could have a material adverse impact on the Fund’s ability to continue to operate its business without interruption. The Fund’s disaster recovery programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse the Fund for its losses, if at all.
Third parties with which the Fund does business may also be sources of cyber-security or other technological risk. The Fund outsources certain functions and these relationships allow for the storage and processing of its information, as well as client, counterparty, employee, and borrower information. While the Fund engages in actions to reduce its exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure, destruction, or other cyber-security incident that affects its data, resulting in increased costs and other consequences as described above.
Use of Artificial Intelligence Risk
Recent technological advances in artificial intelligence and machine learning technology (“Machine Learning Technology”) pose risks to the Fund and its investments, and any third parties with whom we engage. The Fund could be exposed to the risks of Machine Learning Technology if third-party service providers or any counterparties use Machine Learning Technology in their business activities. The Fund is not in a position to control the use of Machine Learning Technology in third-party products or services. Use of Machine Learning Technology could include the input of confidential information in contravention of applicable policies, contractual or other obligations or restrictions, resulting in such confidential information becoming partly accessible by other third-party Machine Learning Technology applications and users. Machine Learning Technology and its applications continue to develop rapidly, and the Fund cannot predict the risks that may arise from such developments. Machine Learning Technology is generally highly reliant on the collection and analysis of large amounts of data, and it is not possible or practicable to incorporate all relevant data into the model that Machine Learning Technology utilizes to operate. Certain data in such models will inevitably contain a degree of inaccuracy and error and could otherwise be inadequate or flawed, which would likely degrade the effectiveness of Machine Learning Technology. To the extent the Fund is exposed to the risks of Machine Learning Technology use, any such inaccuracies or errors could adversely impact us and our business.
Trade Policy
Political leaders in the United States and certain European nations have recently been elected on protectionist platforms, fueling doubts about the future of global free trade. The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi- lateral trade agreements and treaties with foreign countries. In addition, the U.S. government has recently imposed tariffs on certain foreign goods, including steel and aluminum, and has indicated a willingness to impose tariffs on imports of other products. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect the financial performance of CIM Clients and their investments.
In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.

Risks Related to the Fund’s Investments in Real Assets
Real Estate Industry Risk
The Fund will invest a substantial portion of its assets in Real Assets, which includes real estate-related loans and securities. Therefore, the performance of its portfolio will be significantly impacted by the performance of the real estate market in general and the Fund may experience more volatility and be exposed to greater risk than it would be if it held a more diversified portfolio. The Fund will be impacted by factors particular to the real estate industry including, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding, competition and a decreased demand for office properties as a result of the increasing shift to remote work following the COVID-19 pandemic; (iv) increases in operating expenses including property taxes; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing (ix) prolonged periods of higher interest rates, such as the current period; and (x) changes in availability of leverage on loans for or secured by real estate. Changes in U.S. federal tax laws, certain of which might be currently debated or pending as of the date of this prospectus, may have a significant impact on the U.S. real estate industry in general, particularly in the geographic markets targeted by Fund investments. The value of securities in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.
There are also special risks associated with particular real estate sectors including, but not limited to, those risks described below:
Retail Properties. Retail properties are subject to risks that include changes to the overall health of the economy, and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.
Office Properties. Office properties are subject to risks that include changes to the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.
Industrial Properties. Industrial properties are subject to risks that include changes to the overall health of the economy, and other factors such as downturns in the manufacture, processing and shipping of goods.
Shopping Centers. Shopping center properties are subject to risks that are principally based on their dependence on the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases, a tenant may lease a significant portion of the space in one center, and its closure or bankruptcy could cause significant revenue loss, including the loss of revenue from smaller tenants in the same shopping center that may financially struggle due to lower foot traffic in the mall generally, due to loss of the large tenant. Shopping centers also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues and operate profitably. Shopping centers are also subject to risks due to changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.
Self-Storage Properties. The value and successful operation of a self-storage property is subject to risk based on a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.
Multifamily Properties. The value and successful operation of a multifamily property is subject to risks based on a number of factors, such as the location of the property, the ability of the management team, the level of mortgage interest rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.
Hospitality Properties. The risks of hotel, motel and similar hospitality properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.
Healthcare Properties. Healthcare properties and healthcare providers are subject to risks arising from a number of several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.
Other factors may contribute to real estate industry risks and, therefore, to risks associated with investments by the Fund in real estate-related debt and debt securities:
Development Issues. Certain real estate borrowers may engage in the development or construction of real estate properties. These companies are exposed to a variety of risks inherent in real estate development and construction, such as the risk of cost overruns, inadequate capital to complete the project, and that there will be insufficient tenant demand at economically profitable rent levels.
Inadequate Insurance. Certain real estate borrowers may fail to carry sufficient liability, fire, flood, earthquake extended coverage and rental loss insurance, or any insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the borrower could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.
Dependence on Tenants. The value and cash flow associated with rental real estate depends upon the ability of the borrower to generate enough rental income in excess of its debt service and other rental real estate expenses. Changes beyond the control of the borrower may occur with its tenants who may suffer economic setbacks which may in turn render them unable to make its lease payment. In that event the borrowers may suffer lower revenues and service its debt owed to the Fund.
Financial Leverage. The Fund’s borrowers may be highly leveraged and financial covenants may affect their ability to operate effectively and service its debt owed to the Fund.
Acquisition Risks. The Fund may obtain only limited warranties when it invests in a property and will typically have only limited recourse in the event that the Fund’s due diligence did not identify any issues that lower the value of the property.
Due Diligence of Properties. Before originating or acquiring any investments, the CIM Sub-Adviser will typically conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each potential origination or acquisition, as the case may be. Due diligence may entail evaluation of important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants, investment banks and other third parties may be involved in the due diligence process to varying degrees depending on the type of asset, the costs of which will be borne by the Fund. Such involvement of third-party advisors or consultants may present a number of risks primarily relating to the Sub-Adviser’s reduced control of the functions that are outsourced. In addition, if the CIM Sub-Adviser is unable to timely engage third-party providers, its ability to evaluate and make more complex transactions could be adversely affected. When conducting due diligence and making an assessment regarding a potential transaction, the CIM Sub-Adviser will rely on the resources available to it, including information provided by an underlying borrower and, in some circumstances, third-party investigations. The due diligence investigation that the CIM Sub-Adviser carries out with respect to any opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such opportunity. Moreover, such an investigation will not necessarily result in an investment being successful. There can be no assurance that attempts to provide downside protection with respect to investments will achieve their desired effect and potential investors should regard participation in the Fund as being speculative and having a high degree of risk.
There can be no assurance that the Fund will be able to detect or prevent irregular accounting, employee misconduct or other fraudulent practices during the due diligence phase or during its efforts to monitor investments on an ongoing basis or that any risk management procedures implemented by the CIM Sub-Adviser will be adequate. In the event of fraud by any obligor of a loan originated or acquired by the Fund or any of its affiliates, the Fund may suffer a partial or total loss of its loan made to such obligor. An additional concern is the possibility of material misrepresentation or omission on the part of such obligor. Such inaccuracy or incompleteness may adversely affect the value of investments. The Fund will rely upon the accuracy and completeness of representations made by such obligor in the due diligence process to the extent reasonable when it makes investments, but cannot guarantee such accuracy or completeness.
Expedited Transactions. Analyses and decisions by the CIM Sub-Adviser may frequently be required to be undertaken on an expedited basis to take advantage of opportunities. In such cases, the information available to the CIM Sub-Adviser at the time of making a decision may be limited, and the CIM Sub-Adviser may not have access to detailed information regarding the opportunity or the underlying real asset, such as physical and structural condition and characteristics, environmental matters, zoning regulations, or other local conditions affecting the asset. Therefore, no assurance can be given that the CIM Sub-Adviser will have knowledge of all circumstances that may adversely affect an asset. In addition, the CIM Sub-Adviser expects to rely upon certain independent consultants in connection with its evaluation of opportunities. No assurance can be given as to the accuracy or completeness of the information provided by such independent consultants and the Fund may incur liability as a result of such consultants’ actions.
Environmental Issues. Environmental laws regulate, and impose liability for, releases of hazardous or toxic substances into the environment. Under some of these laws, an owner or operator of real estate may be liable for costs related to soil or groundwater contamination on or migrating to or from its property. In addition, persons who arrange for the disposal or treatment of hazardous or toxic substances may be liable for the costs of cleaning up contamination at the disposal site. These laws often impose liability regardless of whether the person knew of, or was responsible for, the presence of the hazardous or toxic substances that caused the contamination. The presence of, or contamination resulting from, any of these substances, or the failure to properly remediate them, may adversely affect the Fund’s ability to sell or rent any property, to borrow using the property as collateral or create lender’s liability for the Fund. In addition, third parties exposed to hazardous or toxic substances may sue for personal injury damages and or property damages. For example, some laws impose liability for release of or exposure to asbestos-containing materials. As a result, in connection with the Fund’s future ownership, operation, and development of real estate assets, or the Fund’s potential role as a lender for loans secured directly or indirectly by real estate properties, the Fund may be potentially liable for investigation and cleanup costs, penalties and damages under environmental laws.
Lending Market Conditions. Instability in the United States, European and other credit markets, at times, can make it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate or refinance completed projects.
For example, historically adverse developments relating to sub-prime mortgages have adversely affected the willingness of some lenders to extend credit, in general, which may make it more difficult for homeowners or companies to obtain financing on attractive terms or at all so that they may commence or complete real estate projects, refinance completed projects or purchase real estate. These factors do adversely affect real estate values generally. These factors also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Accordingly, these factors could, in turn, reduce the number of real estate investment opportunities and reduce the Fund’s investment returns and the Fund may not be able to obtain financing for its liquidity needs in the future at all or sources of financing may not be available on attractive terms. If the Fund cannot obtain additional funding for our long-term liquidity needs, the Fund’s assets may generate lower cash flow or decline in value, or both, which may cause the Fund to sell assets at a time when the Fund would not otherwise do so and could have a material adverse effect on its business.
Illiquid / Long Term Investments; Disposition Risks. The Fund may be unable to sell an investment if or when it decides to do so, including as a result of uncertain market conditions. Real estate assets are, in general, relatively illiquid and may become even more illiquid during periods of economic downturn Further, there is no or very limited market for some of the real estate loan investments that the Fund may make. As a result, the Fund may not be able to sell its investments quickly or on favorable terms in response to changes in the economy or other conditions when it otherwise may be prudent to do

so. In addition, certain significant expenditures generally do not change in response to economic or other conditions, including debt service obligations, real estate taxes, and operating and maintenance costs. This combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced earnings. Therefore, the Fund may be unable to adjust its portfolio promptly in response to economic, market or other conditions, some of the Fund’s leases may not include periodic rental increases, or the rental increases may be less than the fair market rate at a future point in time. In either case, the value of the leased property to a potential purchaser may not increase over time, which may restrict the Fund’s ability to sell that property, or if the Fund is able to sell that property, may result in a sale price less than the price that the Fund paid to purchase the property or the price that could be obtained if the rental income was at the then-current market rate. The Fund’s ability to dispose of investments on advantageous terms or at all depends on certain factors beyond the Fund’s control, including competition from other sellers and the availability of attractive financing for potential buyers of the Fund’s investments. The Fund cannot predict the various market conditions affecting real estate assets which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the disposition of the Fund’s investments, the Fund cannot assure its shareholders that the Fund will be able to sell its investments at a profit or at all in the future. Furthermore, the Fund may be required to expend funds to correct defects or to make improvements before a property can be sold. There can be no assurance that the Fund will have funds available to correct such defects or to make such improvements.
Real Estate Taxes. Real-estate related taxes may increase, and if these increases are not passed on to the Fund’s tenants, the Fund’s income will be reduced. The Fund will be required to pay property taxes for properties that it will own, which property taxes can increase as property tax rates increase or as properties are assessed or reassessed by taxing authorities. In California, pursuant to an existing state law commonly referred to as Proposition 13, all or portions of a property are reassessed to market value only at the time of “change in ownership” or completion of “new construction,” and thereafter, annual property tax increases are limited to 2% of previously assessed values. As a result, Proposition 13 generally results in significant below-market assessed values over time. From time to time, including in the November 2020 election in California, lawmakers and political coalitions have initiated efforts to repeal or amend certain provisions of Proposition 13. If successful in the future, these proposals could substantially increase the assessed values and property taxes for any properties that the Fund may own in California. Although some tenant leases may permit pass through such tax increases to the tenants for payment, renewal leases or future leases may not be negotiated on the same basis.
In addition, adverse changes in the operation of any property in which the Fund has invested, or the financial condition of any tenant, could have an adverse effect on the Fund’s ability to collect rent payments and, accordingly, on its ability to make distributions to shareholders. A tenant may experience, from time to time, a downturn in its business which may weaken its financial condition and result in its failure to make rental payments when due. At any time, a tenant may seek the protection of applicable bankruptcy or insolvency laws, which could result in the rejection and termination of such tenant’s lease or other adverse consequences and thereby cause a reduction in the distributable cash flow of the Fund. If a tenant’s lease is not affirmed following bankruptcy or if a tenant’s financial condition weakens, the Fund’s operating cash flow may be adversely affected. No assurance can be given that tenants will not file for bankruptcy protection in the future or, if they do, that their leases will continue in effect.
Real Estate Risks as a Result of Economic Instability
Real estate assets are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for distributions, as well as the value of our properties. These events include adverse changes in economic and socioeconomic conditions. During periods of economic instability or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. If the properties in which the Fund invests cannot operate so as to meet the Fund’s financial expectations, business, financial condition, results of operations, cash flow or ability to satisfy debt service obligations or to maintain our level of distributions on our Common Shares may be negatively impacted.

The profitability of any properties in which the Fund may invest depends, in part, on the financial well-being and success of the tenants of such properties. Current global market volatility will likely continue to negatively affect tenants of any properties in which the Fund may invest to the extent of, among other things: (i) the inability of tenants to pay rent, (ii) the deferral of rent payments by tenants, (iii) tenants’ requests to modify terms of their leases in a way that will reduce the economic value of their leases, (iv) an increase in early lease terminations or a decrease in lease renewals and (v) inability to re-lease vacant space due to a systemic shift in the demand for office space as a result of the recent proliferation of remote work. Additionally, the profitability of any retail properties in which the Fund may invest depends, in part, on the willingness of customers to visit the businesses of the Fund’s tenants. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could cause employees or customers to avoid properties in which the Fund invests, which could adversely affect foot traffic to businesses and tenants’ ability to adequately staff their businesses. Such events could adversely impact tenants’ sales and/or cause the temporary closure or slowdown of the businesses of tenants, which could severely disrupt their operations and have a material adverse effect on the Fund’s business, financial condition and results of operations. Similarly, the potential effects of quarantined employees of office tenants may adversely impact their businesses and affect their ability to pay rent on a timely basis.
Commercial Real Estate Lending Investments Risk
The Fund’s commercial real estate loans will be secured by commercial property and will be subject to risks of delinquency and foreclosure, and risks of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things,
•    tenant mix;
•    success of tenant businesses;
•    property management decisions;
•    property location, condition and design;
•    competition from comparable types of properties;
•    changes in laws that increase operating expenses or limit rents that may be charged;
•    changes in national, regional or local economic conditions and/or specific industry segments, including the credit and securitization markets;
•    declines in regional or local real estate values;
•    declines in regional or local rental or occupancy rates;
•    increases in interest rates, real estate tax rates and other operating expenses;
•    costs of remediation and liabilities associated with environmental conditions;
•    the potential for uninsured or underinsured property losses;
•    changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and
•    acts of God, terrorist attacks, social unrest and civil disturbances.
In the event of any default under a mortgage loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations and limit amounts available for distribution to the Fund’s shareholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on the Fund’s anticipated return on the foreclosed mortgage loan.
Real Estate-Related Debt Risk
The Fund may invest in commercial real estate-backed non-recourse loans. Such loans involve many significant relatively unique and acute risks and the value of such loans, and whether and to what extent such loans perform as expected, will depend, in part, on the prevailing conditions in the market for real estate generally and, in particular, on the value of the collateral asset. Deterioration of real estate fundamentals may negatively impact the performance of portfolio assets. Whether obligors of loans originated or acquired by the Fund can repay their loans from the Fund will depend on a number of factors including but not limited to general economic and market conditions, local conditions, the quality and philosophy of management, competition based on rental rates, attractiveness and location of the properties, physical condition of the properties, quality of maintenance, insurance and management services and changes in operating costs. Events outside the control of such obligors, such as political action, governmental regulation, demographic changes, economic growth, increasing fuel prices, government regulation (including those governing usage, improvements, zoning and taxes), interest rate levels, the availability of financing, participation by other partners in the financial markets, potential liability under changing laws, bankruptcy or financial difficulty of a major tenant and/or acts of war or terrorism, could significantly reduce the revenues generated or significantly increase the expense of constructing, operating, maintaining or restoring real estate properties. In turn, this may impair such obligors’ ability to repay their loans from the Fund. In addition, there can be no assurance that any insurance required by the Fund to be maintained by obligors of loans originated or acquired by the Fund on real estate-related assets will be sufficient to cover losses suffered by such assets.
While acquisition of real estate properties contain many similar risks, real estate debt involve many unique risks. For instance, many, if not all, of the obligors with respect to loans originated or acquired by the Fund will be special purpose vehicles. With some exceptions, these loans will generally be “non-recourse” loans where the sole recourse for the repayment will be collateral assets. As a result, the ability of such obligors to make payments is dependent upon the underlying collateral assets rather than upon the existence of independent income or assets of such obligors or any parent guarantees. The securities or loans that the Fund originates or acquires in may be subject to early redemption features, refinancing options, pre-payment options or similar provisions which, in each case, could result in obligors of such securities or loans repaying principal to the Fund earlier than expected, resulting in a lower return to the Fund than projected (even taking into consideration any make-whole or similar feature). In addition, certain of the loans or securities that the Fund holds may be structured so that all or a substantial portion of the principal will not be paid until maturity, which increases the risk of default at that time.
Construction-Related Investments Risk
The Fund may originate or acquire construction loans. Construction lending generally is considered to involve a higher degree of risk of non-payment and loss than other types of lending due to a variety of factors. If the costs to complete a project financed by a construction loan are higher than anticipated, the borrower may not be able to raise sufficient additional capital to complete the project. Similarly, if the time to complete a project is longer than is anticipated, there is a risk that the borrower will not be able to complete by maturity of the loan or that the borrower will not have sufficient funds to pay the carrying costs of the project. Because construction loans depend on timely, successful completion and the lease-up and commencement of operations post-completion, the Fund may need to increase its allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with such loans. Further, as the lender under a construction loan, the Fund may be obligated to fund all or a significant portion of the loan at one or more future dates. The Fund may not have the funds available at such future date(s) to meet its funding obligations under the loan. In that event, the Fund would likely be in breach of the loan unless it is able to raise the funds from alternative sources, which it may not be able to achieve on favorable terms or at all. If the Fund fails to fund its commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including: a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete construction from other sources; a borrower’s claim against the Fund for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan.
The Fund may also extend loans whose purpose is to renovate, refurbish or expand a real estate property. Renovation, refurbishment or expansion of a collateral asset involves risks of cost overruns and non-completion. Costs of construction or renovation to bring a property up to standards established for the market intended for that property may exceed original estimates. Other risks may include: environmental risks, permitting risks, other construction risks and subsequent leasing of the property not being completed on schedule or at projected rental rates. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the related obligor may experience a prolonged impairment of net operating income and may not be able to make payments of interest or principal to the Fund or necessary expenses to own the asset such as insurance or real estate taxes, which could materially and adversely affect the Fund.
Mezzanine and B-Note Debt Risks
The Fund may originate as well as acquire mezzanine and/or B-note debt. Mezzanine and B-note loans are typically subject to intercreditor arrangements, the provisions of which may prohibit or restrict the ability of the holder of a mezzanine or B-note loan to (i) exercise remedies against the collateral with respect to their loans; (ii) challenge any exercise of remedies against the collateral by the first lien lenders with respect to their first liens; (iii) challenge the enforceability or priority of the first liens on the collateral; and (iv) exercise certain other secured creditor rights, both before and during a bankruptcy of the borrower. Accordingly, the ability of the Fund to influence an obligor’s affairs, especially during periods of financial distress or following an insolvency, is likely to be substantially less than that of a senior creditor. For example, under terms of intercreditor agreements, senior creditors will typically be able to restrict the exercise by the Fund of its rights as a creditor. Accordingly, the Fund may not be able to take the steps necessary to protect its assets in a timely manner or at all. Subordinate securities, such as mezzanine and B-note debt, have a higher risk of loss than more senior securities. Mezzanine and B-note debt securities are also subject to other creditor risks, including (i) the possible invalidation of a transaction as a “fraudulent conveyance” under relevant creditors’ rights laws, (ii) so-called lender liability claims by the issuer of the obligations and (iii) environmental liabilities that may arise with respect to collateral securing the obligations. In some circumstances the only available remedy the holder of the subordinate debt may have is to pay off the senior interests, and the Fund may not have sufficient funds to effectuate such pay offs. In addition, depending on fluctuations of the equity markets and other factors, warrants and other equity securities which might have been issued to the Fund in connection with the origination of such subordinate debt may become worthless. Accordingly, there can be no assurance that the Fund’s rate of return objectives will be realized.
Further, unlike mortgage financings in which a lender makes a loan to a property owner in exchange for a security interest in the underlying real property, real estate mezzanine financing is generally made to a direct or indirect parent of the property owner in exchange for a direct or indirect pledge of the equity interest in the property owner. The parent of the property owner is commonly set up as a single purpose entity intended to be a “bankruptcy remote” entity which owns only the equity interest in the property owner. In such a circumstance, the Fund’s remedies in the event of non-performance would include foreclosure on the equity interests pledged by the parent of such property. While the foreclosure process on such equity interests is generally less cumbersome and quicker than foreclosure on real property, such foreclosure process may nevertheless involve the risks discussed in the preceding paragraph. Furthermore, such mezzanine financing may involve multiple levels of mezzanine loans to multiple levels of mezzanine borrowers (each pledging its equity interest in the borrower under the more senior financing as collateral) and therefore the real asset may be negatively affected by separate levels of mezzanine financing. There can also be no guarantee that in such circumstances the Fund will be able to negotiate favorable intercreditor rights between itself as mezzanine lender and the senior lenders.

Participation Risk
The Fund may acquire exposure to commercial real estate loans by acquiring participation interests in such loans. Participations by the Fund in a seller’s portion of a loan typically result in a contractual relationship only with such seller of such participation interest, not with the borrower. In the case of a participation, the Fund will generally have the right to receive payments of principal, interest and any fees to which it is entitled only from the seller of such participation and only upon receipt by such seller of such payments from the borrower. By holding a participation in a loan, the Fund generally will have no right to directly enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set off against the borrower, and the Fund may not directly benefit from the underlying Real Assets. As a result, the Fund will assume the credit risk of both the borrower and the seller of such participation, which will remain the legal owner of record of the applicable loan. In the event of the insolvency of the seller, the Fund, by owning a participation, may be treated as a general unsecured creditor of the seller, and may not benefit from any set off between the seller and the borrower. In addition, the Fund may purchase a participation from a seller that does not itself retain any portion of the applicable loan and, therefore, may have limited interest in monitoring the terms of the loan agreement and the continuing creditworthiness of the borrower. When the Fund holds a participation in a loan, it will not have the right to vote under the applicable loan agreement with respect to every matter that arises thereunder, and it is expected that each seller will reserve the right to administer the loan sold by it as it sees fit and to amend the documentation evidencing such loan in all respects. Sellers voting in connection with such matters may have interests different from those of the Fund and may fail to consider the interests of the Fund in connection with their votes.
The purchaser of an assignment of an interest in a loan typically succeeds to all the rights and obligations of the assigning seller and becomes a lender under the loan agreement with respect to that loan. As a purchaser of an assignment, the Fund generally will have the same voting rights as other lenders under the applicable loan agreement, including the right to vote to waive enforcement of breaches of covenants or to enforce compliance by the borrower with the terms of the loan agreement, and the right to set off claims against the borrower and to have recourse to collateral supporting the loan. Assignments are, however, arranged through private negotiations between assignees and assignors, and in certain cases the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning seller.
Assignments and participations are often sold without recourse to the sellers, and the sellers will generally make limited or no representations or warranties about the underlying loan, the borrowers, and the documentation of the loans or any collateral securing the loans. In addition, the Fund will be bound by provisions of the underlying loan agreements, if any, that require the preservation of the confidentiality of information provided by the borrower. Because of certain factors including confidentiality provisions, the unique and customized nature of the loan agreement and the private syndication of the loan, loans are not purchased or sold as easily as are publicly traded securities.
Investing in Mortgages Risk
Investments in real estate mortgages may be first, second or third mortgages that may or may not be insured or otherwise guaranteed. In general, investments in mortgages include the following risks:
•    that the value of mortgaged property may be less than the amounts owed, causing realized or unrealized losses;
•    the borrower may not pay indebtedness under the mortgage when due, requiring the Fund to foreclose, and the amount recovered in connection with the foreclosure may be less than the amount owed;
•    that interest rates payable on the mortgages may be lower than the Fund’s cost of funds; and
•    in the case of junior mortgages, that foreclosure of a senior mortgage would eliminate the junior mortgage.
If any of the above were to occur, cash flows from operations and the Fund’s ability to make expected dividends to shareholders could be adversely affected.

Commercial Mortgage-Backed Securities Risk
Mortgage-backed securities are bonds which evidence interests in, or are secured by, commercial mortgage loans. Accordingly, CMBS are subject to all of the risks of the underlying mortgage loans. In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated. The value of CMBS may also change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying commercial mortgage properties. CMBS are also subject to several risks created through the securitization process.
The Fund invests in the residual or equity tranches of CMBS, which are referred to as subordinate CMBS or interest-only CMBS. Subordinate CMBSs are paid interest only to the extent there are funds available to make payments. There are multiple tranches of CMBS, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of risk. The most senior tranche of a CMBS has the greatest collateralization and pays the lowest interest rate. If there are defaults or the collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Lower tranches represent lower degrees of credit quality and pay higher interest rates intended to compensate for the attendant risks. The return on the lower tranches is especially sensitive to the rate of defaults in the collateral pool. The lowest tranche (i.e., the “equity” or “residual” tranche) specifically receives the residual interest payments (i.e., money that is left over after the higher tranches have been paid and expenses of the issuing entities have been paid) rather than a fixed interest rate. As a result, interest only CMBS possess the risk of total loss of investment in the event of prepayment of the underlying mortgages. There is no limit on the portion of the Fund’s total assets that may be invested in interest-only multifamily CMBS.
The Fund invests in interest-only multifamily CMBS issued by multifamily mortgage loan securitizations. However, these interest-only multifamily CMBS typically only receive payments of interest to the extent that there are funds available in the securitization to make the payment and may introduce increased risks since these securities have no underlying principal cash flows.
Investing in REITs Risk
The Fund may invest in public (including non-traded REITs) and private REITs. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. REITs are subject to risks similar to those associated with direct ownership of real estate (as discussed above), as well as additional risks discussed below.
REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive most of their income from the collection of rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. REITs are not subject to U.S. federal income tax on income distributed to shareholders provided they comply with the applicable requirements of the Code. The Fund will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests in addition to the expenses paid by the Fund. Debt securities issued by REITs are, for the most part, general and unsecured obligations and are subject to risks associated with REITs.
Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. An equity REIT may be affected by changes in the value of the underlying properties owned by the REIT. A mortgage REIT may be affected by changes in interest rates and the ability of the issuers of its portfolio mortgages to repay their obligations. REITs are dependent upon the skills of their managers and are not diversified. REITs are generally dependent upon maintaining cash flows to repay borrowings and to make distributions to shareholders and are subject to the risk of default by lessees or borrowers. REITs whose underlying assets are concentrated in properties used by a particular industry, such as health care, are also subject to risks associated with such industry. REITs are often leveraged or invest in properties that are themselves leveraged, exposing them to the risks of leverage generally. Among other things, leverage will generally increase losses during periods of real estate market declines.
REITs (especially mortgage REITs) are also subject to interest rate risks. When interest rates decline, the value of a REIT’s investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT’s investment in fixed rate obligations can be expected to decline. If the REIT invests in adjustable rate mortgage loans the interest rates on which are reset periodically, yields on a REIT’s investments in such loans will gradually align themselves to reflect changes in market interest rates. This causes the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed rate obligations.
REITs may have limited financial resources, may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than larger company securities.
The Fund may be subject to additional risks with respect to its investments in nonaffiliated private REITs, including but not limited to:
•    The CIM Sub-Adviser may have limited or no control over the investment decisions made by any such private nonaffiliated REIT. Even though the private nonaffiliated REITs will be subject to certain constraints, the asset managers may change aspects of their investment strategies at any time. The CIM Sub-Adviser’s ability to withdraw an investment or allocate away from any private nonaffiliated REIT, may be constrained by limitations imposed by the private nonaffiliated REIT, which may prevent the Fund from actively managing its portfolio away from underperforming REITs or in uncertain markets. By investing in the Fund, a shareholder will not be deemed to be an investor in any REIT and will not have the ability to exercise any rights attributable to an investor in any such REIT related to their investment.
Because certain investments in private REITs are short-lived, the Fund may be unable to reinvest the distributions received from the private REIT in investments with similar returns, which could adversely impact the Fund’s performance.
•    The valuation of the Fund’s investments in private REITs will be impacted by the institutional asset managers of those REITs, which valuation may not be accurate or reliable. While the valuation of the Fund’s publicly traded securities are more readily ascertainable, the Fund’s ownership interests in private REITs are not publicly traded and the Fund will depend on the institutional asset manager to a private REIT to provide an initial valuation of those investments. Moreover, the valuation of the Fund’s investment in a private REIT, as provided by an institutional asset manager for its assets as of a specific date, may vary from the actual sales price of its assets or any secondary market value price for the underlying fund’s interest, if such investments were sold to a third party.
•    The Fund’s investments in private REITs may be subject to the credit risks of any borrowers of the debt investments held by certain of the private REITs. There is a risk that borrowers to certain REITs in which the Fund invests will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of an investment and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the investment. Default could reduce the value and liquidity of securities, thereby reducing the value of an investor’s investment. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.
Investing in Affiliated REITs Risk
In addition to those risks described above with respect to all REITs, investing in affiliated REITs may pose additional risks to the Fund. The Fund would only invest in affiliated REITs that offer their securities to unaffiliated third parties (including to existing security holders) and on the same terms and at the same times as such securities are offered to such unaffiliated third parties. Similarly, the Fund may only redeem shares of an affiliated REIT on the same terms and at the same times as redemptions are offered to such unaffiliated third parties. The Fund may therefore be limited in the affiliated REITs in which it can invest. As a result, the CIM Sub-Adviser may have a conflict of interest in selecting to invest the Fund’s assets in an affiliated REIT. The Fund may only invest in affiliated REITs to the extent permitted by applicable law and related interpretations of the staff of the SEC.
REIT Tax Risk for REIT Subsidiaries
The REIT Subsidiary has elected to be taxed as a REIT, and any additional REIT subsidiary is expected to elect to be taxed as a REIT beginning with the first year in which it commences material operations. In order for a REIT subsidiary to qualify and maintain its qualification as a REIT, it must satisfy certain requirements set forth in the Code and Treasury Regulations that depend on various factual matters and circumstances. The Fund and the CIM Sub-Adviser intend to cause any REIT subsidiary to structure its activities in a manner designed to satisfy all of these requirements. However, the application of such requirements is not entirely clear, and it is possible that the Internal Revenue Service (“IRS”) may interpret or apply those requirements in a manner that jeopardizes the ability of a REIT subsidiary to satisfy all of the requirements for qualification as a REIT.
If a REIT subsidiary fails to qualify as a REIT for any taxable year and it does not qualify for certain statutory relief provisions, it will be subject to U.S. federal income tax on its taxable income at the applicable corporate income tax rate. In addition, it would generally be disqualified from treatment as a REIT for the four taxable years following any taxable year in which it fails to qualify as a REIT. Loss of REIT status would reduce such REIT subsidiary’s net earnings available for investment or distribution to the Fund as a result of the imposition of entity-level tax on such REIT subsidiary. In addition, distributions to the Fund would no longer qualify for the dividends paid deduction, and such REIT subsidiary would no longer be required to make distributions. If this occurs, such REIT subsidiary might be required to borrow funds or liquidate some investments in order to pay the applicable tax.
To obtain the favorable tax treatment afforded to REITs under the Code, among other things, such REIT subsidiary generally will be required each year to distribute to its shareholders at least 90% of its REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gain. To the extent that it does not distribute all of its net capital gains, or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it will have to pay an entity-level tax on amounts retained. Furthermore, if it fails to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year, and (c) any undistributed taxable income from prior periods, it would have to pay a 4% nondeductible U.S. federal excise tax on the excess of the amounts required to be distributed over the sum of (x) the amounts that it actually distributed or has been deemed to have distributed and (y) the amounts it retained and upon which it paid income tax at the entity level. These requirements could cause it to distribute amounts that otherwise would be spent on investments in real estate assets, and it is possible that a REIT subsidiary might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund the required distributions. The Fund will hold all of the common shares of any REIT subsidiary. In order to satisfy the Code’s 100-shareholder requirement, certain persons unaffiliated with the Advisers will purchase non-voting preferred shares of any REIT subsidiary. Such non-voting preferred shares are expected to have a nominal value.
In order to qualify as a REIT, not more than 50% of the value of each REIT subsidiary’s shares may be owned, directly or indirectly, through the application of certain attribution rules under the Code, by any five or fewer individuals, as defined in the Code to include specified entities, during the last half of any taxable year other than a REIT subsidiary’s first taxable year (the “50% Test”). For purposes of the 50% Test, each REIT subsidiary will “look through” to the beneficial owners of the Common Shares. Accordingly, if five or fewer individuals or certain specified entities during the last half of any calendar year own, directly or indirectly, more than 50% of a REIT subsidiary’s shares through the Fund, then such REIT subsidiary’s qualification as a REIT could be jeopardized. The CIM Sub-Adviser intends to monitor all purchases and transfers of each REIT subsidiary’s shares and the Common Shares by regularly reviewing, among other things, ownership filings required by the U.S. federal securities laws to monitor the beneficial ownership of each REIT subsidiary’s shares to ensure that each REIT subsidiary will meet and will continue to meet the 50% Test. However, the CIM Sub-Adviser may not have the information necessary for it to ascertain with certainty whether or not a REIT subsidiary satisfies the 50% test and may not be able to prevent each REIT subsidiary from failing the 50% Test. If a REIT subsidiary fails to satisfy the requirements related to the ownership of its outstanding capital stock, such REIT subsidiary would fail to qualify as a REIT and such REIT subsidiary would be required to pay U.S. federal income tax on its taxable income, and distributions to its shareholders would not be deductible by it in determining its taxable Income.
Additionally, in order to qualify as a REIT, each REIT subsidiary must meet the additional requirements described under “Certain U.S. Federal Tax Considerations – Requirements for Qualification as a REIT” relating to its organization, sources of income and nature of assets. The Fund intends to structure and operate any REIT subsidiary and conduct its activities in a manner designed to satisfy all of these requirements. However, the application of such requirements is complex, and it is possible that the IRS may interpret or apply those requirements in a manner that jeopardizes the ability of a REIT subsidiary to satisfy all of the requirements for qualification as a REIT or that the REIT subsidiary may be unable to satisfy all of the applicable requirements.

Risks Related to the Fund’s Credit and Credit-Related Investments
Middle-Market Lending Risk
Middle-Market investments involve a number of significant risks. Generally, little public information exists about these companies, and the Fund relies on the ability of the OFS Sub-Adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If the Fund is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and may lose money on its investments. Middle-Market companies may have limited financial resources and may be unable to meet their obligations under their debt securities that the Fund holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of realizing any guarantees the Fund has obtained in connection with its investment. Such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns.
Middle-Market companies are more likely to be considered lower grade investments, commonly called “junk bonds,” which are either rated below investment grade by one or more nationally-recognized statistical rating agencies at the time of investment, or may be unrated but determined by the OFS Sub-Adviser to be of comparable quality. On average, the debt in which the Fund may invest has contractual maturities between four and six years, and typically is not rated by any rating agency. The OFS Sub-Adviser believes, however, that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s). The Fund may invest without limit in debt of any rating, as well as debt that has not been rated by any nationally recognized statistical rating organization.
Lower grade securities or comparable unrated securities are considered predominantly speculative regarding the issuer’s ability to pay interest and principal, and are susceptible to default or decline in market value due to adverse economic and business developments. The market values for lower grade debt tend to be very volatile and are less liquid than investment grade securities. For these reasons, an investment in the Fund is subject to the following specific risks: increased price sensitivity to a deteriorating economic environment; greater risk of loss due to default or declining credit quality; adverse company specific events are more likely to render the issuer unable to make interest and/or principal payments; and if a negative perception of the lower grade debt market develops, the price and liquidity of lower grade securities may be depressed. This negative perception could last for a significant period of time.
Additionally, Middle-Market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the Fund’s portfolio company and, in turn, on the Fund. Middle-Market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence. In addition, the Fund’s executive officers, directors and the OFS Sub-Adviser may, in the ordinary course of business, be named as defendants in litigation arising from its investments in the portfolio companies.
Loan Origination Risk
The Fund may seek to originate loans which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. The Fund will be subject to the credit risk of borrowers of the loans it originates. See “Middle-Market Lending Risk”. The Fund may subsequently offer such investments for sale to third parties; provided, that there is no assurance that the Fund will complete the sale of such an investment. If the Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund’s investments being over-concentrated in certain borrowers. The Fund will be responsible for any expenses associated with originating a loan and not covered by the borrower (whether or not consummated). This may include significant legal and due diligence expenses, which will be indirectly borne by the Fund and holders of the Common Shares.
Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state Attorneys General, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies’ financial results. To the extent the Fund engages in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund may be subject to enhanced risks of litigation, regulatory actions and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its investments.
In addition, the portfolios of certain loans that the Fund may originate may be “covenant-lite” loans. The Fund uses the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent the Fund originates “covenant-lite” loans, the Fund may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
Second Lien Loans Risk
Second lien loans generally are subject to the same risks associated with investments in senior secured loans. Because second lien loans and unsecured loans are lower in priority of payment to senior secured loans, they are subject to the additional risk that the cash flow of the borrower and property securing the loan, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. Second lien loans are expected to have greater price volatility than senior secured loans and may be less liquid.
Equity Investment Risk
The Fund may purchase common stock, preferred stock and warrants in various portfolio companies, typically in connection with debt investments in the same portfolio companies. Although equity securities historically have generated higher average total returns than debt securities over the long term, equity securities may experience more volatility in those returns than debt securities. The equity securities the Fund acquires may fail to appreciate, decline in value or lose all value, and the Fund’s ability to recover its investment will depend on its portfolio company’s success. Investments in equity securities involve a number of significant risks, including the risk of further dilution in the event the portfolio company issues additional securities. Investments in preferred securities involve special risks, such as the risk of deferred distributions, illiquidity and limited voting rights.
Broadly Syndicated Loans Risk
The Broadly Syndicated Loans in which the Fund invests are primarily rated below investment grade, but some Broadly Syndicated Loans may be unrated and of comparable credit quality. As a result, the risks associated with such Broadly Syndicated Loans are generally similar to the risks of other below investment grade fixed income instruments, although Broadly Syndicated Loans are senior and typically secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investments in below investment grade Broadly Syndicated Loans are considered speculative because of the credit risk of the borrowers. Such borrowers are more likely than investment grade borrowers to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the Fund’s NAV and income dividends. An economic downturn would generally lead to a higher non-payment rate, and a Broadly Syndicated Loan may lose significant fair value before a default occurs. Moreover, any specific collateral used to secure a Broadly Syndicated Loan may decline in value or become illiquid, which would adversely affect the Broadly Syndicated Loan’s value. Broadly Syndicated Loans are subject to a number of risks described elsewhere in this prospectus, including liquidity risk and the risk of investing in below investment grade fixed income instruments.
Broadly Syndicated Loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a Broadly Syndicated Loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, whether when due or upon acceleration, or that the collateral could be liquidated, readily or otherwise. In the event of bankruptcy or insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral, if any, securing a Broadly Syndicated Loan. The collateral securing a Broadly Syndicated Loan, if any, may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a borrower. Some Broadly Syndicated Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Broadly Syndicated Loans to presently existing or future indebtedness of the borrower or take other action detrimental to the holders of Broadly Syndicated Loans including, in certain circumstances, invalidating such Broadly Syndicated Loans or causing interest previously paid to be refunded to the borrower. Additionally, a Broadly Syndicated Loan may be “primed” in bankruptcy, which reduces the ability of the holders of the Broadly Syndicated Loan to recover on the collateral. Priming takes place when a debtor in bankruptcy is allowed to incur additional indebtedness by the bankruptcy court and such indebtedness has a senior or pari passu lien with the debtor’s existing secured indebtedness, such as existing Broadly Syndicated Loans or secured corporate bonds.
In addition, some of the Broadly Syndicated Loans in which the Fund may invest may be “covenant-lite” loans. The Fund uses the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent the Fund invests in “covenant-lite” loans, it may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
There may be less readily available information about most Broadly Syndicated Loans and the borrowers thereunder than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), or registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Broadly Syndicated Loans may be issued by companies that are not subject to SEC reporting requirements and these companies, therefore, do not file reports with the SEC that must comply with SEC form requirements and in addition are subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. As a result, the OFS Sub-Adviser will rely most often on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the OFS Sub-Adviser.
The OFS Sub-Adviser has observed that borrowers and transaction sponsors have more frequently utilized EBITDA add-backs to demonstrate run-rate profitability and, in some cases, to maintain compliance with leverage covenants. EBITDA add-backs involve a borrower or transaction sponsor adding certain expenses back to EBITDA based on assumptions regarding the anticipated effect of a transaction. In certain cases, borrowers may be permitted flexibility to add-back a variety of expenses to EBITDA, allowing the borrower to increase leverage under restrictive covenants. Additionally, borrowers may be permitted to designate unrestricted subsidiaries under the terms of their financing agreements, which would exclude such unrestricted subsidiaries from restrictive covenants under the financing agreement with the borrower. Without restriction under the financing agreement, the borrower could take various actions with respect to the unrestricted subsidiary including, among other things, incur debt, grant security on its assets, sell assets, pay dividends or distribute shares of the unrestricted subsidiary to the borrower’s shareholders. Any of these actions could increase the amount of leverage that the borrower is able to incur and increase the risk involved in our Broadly Syndicated Loans accordingly.
The secondary trading market for Broadly Syndicated Loans may be less liquid than the secondary trading market for registered investment grade debt securities. No active trading market may exist for certain Broadly Syndicated Loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell Broadly Syndicated Loans quickly or at a fair price. To the extent that a secondary market does exist for certain Broadly Syndicated Loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Broadly Syndicated Loans and other variable rate debt instruments are subject to the risk of payment defaults of scheduled interest or principal. Such payment defaults would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. Similarly, a sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and in the Fund’s NAV. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in share prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of Broadly Syndicated Loans and other debt obligations, impairing the Fund’s NAV.
Broadly Syndicated Loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Broadly Syndicated Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of Broadly Syndicated Loans that are considered highly levered transactions. Such sales could result in prices that, in the opinions of the Advisers, do not represent fair value. If the Fund attempts to sell a Broadly Syndicated Loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the Broadly Syndicated Loan may be adversely affected.
The Fund will acquire Broadly Syndicated Loans through assignments and through participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. In general, a participation is a contractual relationship only with the institution participating out the interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, (i) the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation; and (ii) both the borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration. Further, in purchasing participations in lending syndicates, the Fund may be more limited than it otherwise would be in its ability to conduct due diligence on the borrower. In addition, as a holder of the participations, the Fund may not have voting rights or inspection rights that the Fund would otherwise have if it were investing directly in the Broadly Syndicated Loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the Broadly Syndicated Loan.
Distressed Credit Investments Risk
The Fund’s investments in distressed credit investments have significant risk of loss, and the Fund’s efforts to protect its distressed credit investments may involve large costs and may not be successful. The Fund also will be subject to significant uncertainty as to when and in what manner and for what value the distressed credit investments in which the Fund invests will eventually be satisfied (e.g., through liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the distressed credit securities or a payment of some amount in satisfaction of the obligation). In addition, even if an exchange offer is made or plan of reorganization is adopted with respect to distressed credit investments the Fund holds, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. If the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of distressed credit securities, the Fund may be restricted from disposing of such securities.
The Fund may hold the debt securities and loans of companies that are more likely to experience bankruptcy or similar financial distress, such as companies that are thinly capitalized, employ a high degree of financial leverage, are in highly competitive or risky businesses, are in a start-up phase, or are experiencing losses. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversarial proceedings and are beyond the control of the creditors. A bankruptcy filing by a company whose debt the Fund has purchased may adversely and permanently affect such company. If the proceeding results in liquidation, the liquidation value of the company may have deteriorated significantly from what the Fund believed to be the case at the time of the Fund’s initial investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until a plan of reorganization or liquidation ultimately becomes effective. The administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, the Fund’s influence with respect to the class of securities or other obligations it owns may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial, eroding the value of any recovery by holders of other securities of the bankrupt entity.
A bankruptcy court may also re-characterize the Fund’s debt investment as equity, and subordinate all or a portion of the Fund’s claim to that of other creditors. This could occur even if the Fund’s investment had initially been structured as senior debt.
Below Investment Grade, or High Yield, Instruments Risk
The Fund anticipates that substantially all of the credit and credit-related instruments in which it makes investments will be instruments that are rated below investment grade or are unrated. Below investment grade instruments are commonly referred to as “junk” or high-yield instruments and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Lower grade instruments may be particularly susceptible to economic downturns, which could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon, increase the incidence of default for such instruments and severely disrupt the market value of such instruments.

Lower grade instruments, though higher yielding, are characterized by higher risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated instruments. The retail secondary market for lower grade instruments may be less liquid than that for higher rated instruments. As a result, prices of high-yield investments have at times experienced significant and rapid decline when a substantial number of holders (or a few holders of a significantly large “block” of the securities) decided to sell. In addition, the Fund may have difficulty disposing of certain high-yield investments because there may be a limited trading market (or no trading market) for such securities. To the extent that a secondary trading market for non-investment grade high-yield investments does exist, it would not be as liquid as the secondary market for highly rated investments. As secondary market trading volumes increase, new loans frequently contain standardized documentation to facilitate loan trading that may improve market liquidity. There can be no assurance, however, that future levels of supply and demand in loan trading will provide an adequate degree of liquidity or that the current level of liquidity will continue. Because holders of such loans are offered confidential information relating to the borrower, the unique and customized nature of the loan agreement, and the private syndication of the loan, loans are not purchased or sold as easily as publicly traded securities are purchased or sold. Although a secondary market may exist, risks similar to those described above in connection with an investment in high-yield debt investments are also applicable to investments in lower rated loans. Reduced secondary market liquidity would have an adverse impact on the fair value of the securities and on our direct or indirect ability to dispose of particular securities in response to a specific economic event such as deterioration in the creditworthiness of the issuer of such securities.
Adverse conditions could make it difficult at times for the Fund to sell certain instruments or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade instruments, investors could lose money on their investment in Common Shares of the Fund, both in the short-term and the long-term.
Covenant Breach Risk
A borrower may fail to satisfy financial or operating covenants imposed by the Fund or other lenders, which could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize such company’s ability to meet its obligations under the debt or equity securities that the Fund holds. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting company.
Prepayment Risk
During periods of declining interest rates, borrowers may exercise their option to prepay principal earlier than scheduled. For corporate bonds, such payments often occur during periods of declining interest rates, which may require the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and dividends to shareholders. This is known as prepayment or “call” risk. Broadly Syndicated Loans are subject to prepayment risk and typically do not have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than the stated principal amount) only if certain prescribed conditions are met). The degree to which borrowers prepay Broadly Syndicated Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the borrower and competitive conditions among Broadly Syndicated Loan investors, among others. For these reasons, prepayments cannot be predicted with accuracy. Upon a prepayment, either in part or in full, the outstanding debt from which the Fund derives interest income will be reduced. The Fund may not be able to reinvest the proceeds received on terms as favorable as the prepaid loan.
Additionally, although the OFS Sub-Adviser’s valuations and projections take into account certain expected levels of prepayments, the collateral of a CLO may be prepaid more quickly than expected. As part of the ordinary management of its portfolio, a CLO will typically generate cash from asset repayments and sales and reinvest those proceeds in substitute assets, subject to compliance with its investment tests and certain other conditions. The earnings with respect to such substitute assets will depend on the quality of reinvestment opportunities available at the time. The need to satisfy the CLO’s covenants and identify acceptable assets may require the CLO collateral manager to purchase substitute assets at a lower yield than those initially acquired or require that the sale proceeds be maintained temporarily in cash. Either such action by the CLO collateral manager may reduce the yield that the CLO collateral manager is able to achieve. A CLO’s investment tests may incentivize a CLO collateral manager to buy riskier assets than it otherwise would, which could result in additional losses. These factors could reduce the Fund’s return on investment and may have a negative effect on the fair value of its assets and the market value of its securities.
In addition, the reinvestment period for a CLO may terminate early, which may cause the holders of the CLO’s securities to receive principal payments earlier than anticipated. Prepayment rates are influenced by changes in interest rates and a variety of factors beyond the Fund’s control and consequently cannot be accurately predicted. Early prepayments give rise to increased reinvestment risk, as the Fund or a CLO collateral manager might realize excess cash from prepayments earlier than expected. There can be no assurance that the CLO collateral managers will be able to reinvest such amounts in an alternative investment that provides a comparable return relative to the credit risk assumed. If the Fund or a CLO collateral manager is unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce the Fund’s net investment income and the fair value of that asset.
Counterparty Risk
The Fund may be exposed to counterparty risk in addition to credit risks associated with its lending activities. The Fund expects to conduct transactions with counterparties in the financial services industry. Many of the routine transactions the Fund enters into expose the Fund to significant credit risk in the event of default by one of its counterparties.
In the event of bankruptcy of a portfolio company, the Fund may not have full recourse to its assets in order to satisfy its loan, or its loan may be subject to equitable subordination. In addition, certain of the Fund’s loans may be subordinate to other debt of the portfolio company. If a portfolio company defaults on the Fund’s loan or on debt senior to the Fund’s loan, or in the event of a portfolio company bankruptcy, the Fund’s loan will be satisfied only after the senior debt receives payment. Where debt senior to the Fund’s loan exists, the presence of inter-creditor arrangements may limit the Fund’s ability to amend its loan documents, assign its loans, accept prepayments, exercise remedies (through “standstill” periods) and control decisions made in bankruptcy proceedings relating to the portfolio company. Bankruptcy and portfolio company litigation can significantly increase collection losses and the time needed for the Fund to acquire the underlying collateral in the event of a default, during which time the collateral may decline in value, causing the Fund to suffer losses.
Borrowers of Broadly Syndicated Loans may be permitted to designate unrestricted subsidiaries under the terms of their financing agreements, which would exclude such unrestricted subsidiaries from restrictive covenants under the financing agreement with the borrower. Without restriction under the financing agreement, the borrower could take various actions with respect to the unrestricted subsidiary including, among other things, incur debt, grant security on its assets, sell assets, pay dividends or distribute shares of the unrestricted subsidiary to the borrower’s shareholders. Any of these actions could increase the amount of leverage that the borrower is able to incur and increase the risk involved in the Fund’s investments in Broadly Syndicated Loans accordingly.
If the value of collateral underlying the Fund’s loan declines or interest rates increase during the term of the Fund’s loan, a portfolio company may not be able to obtain the necessary funds to repay the Fund’s loan at maturity through refinancing. Decreasing collateral value and/or increasing interest rates may hinder a portfolio company’s ability to refinance the Fund’s loan because the underlying collateral cannot satisfy the debt service coverage requirements necessary to obtain new financing. If a borrower is unable to repay the Fund’s loan at maturity, the Fund could suffer a loss which may adversely impact its financial performance.

Valuation Risk
The Fund continuously offers its shares at NAV on a daily basis. However, certain securities in which the Fund invests may be less liquid and more difficult to value than other types of securities. Pursuant to Rule 2a-5 under the 1940 Act (“Rule 2a-5”), the Board has designated the Adviser as the “Valuation Designee.” Where possible, the Adviser utilizes independent pricing services to value certain portfolio instruments at their market value. If the pricing services are unable to provide a market value or if a significant event occurs such that the valuation(s) provided are deemed unreliable, the Adviser may value portfolio instrument(s) at their fair value, which is generally the amount an owner might reasonably expect to receive upon a current sale. Valuation risks associated with the Fund’s investments include, but are not limited to: a limited number of market participants compared to publicly traded investment grade securities, a lack of publicly available information about some borrowers, resale restrictions, settlement delays, corporate actions and adverse market conditions that may make it difficult to value or sell such instruments.
A large percentage of the Fund’s portfolio investments will not be publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. The Adviser values these investments at fair value in good faith pursuant to Rule 2a-5. The types of factors that may be considered in valuing the Fund’s investments include the enterprise value of the portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to similar publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Adviser considers the pricing indicated by the external event to corroborate the Fund’s valuation. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed and may differ materially from the values that the Fund may ultimately realize. The Fund’s NAV per each class of Common Shares could be adversely affected if the Adviser’s determinations regarding the fair value of these investments are higher than the values that the Fund realizes upon disposition of such investments.
Additionally, the Adviser’s participation in the Fund’s valuation process could result in a conflict of interest since the Adviser’s management fee is based on our net assets.
Liquidity Risk
The Fund may invest without limitation in securities that, at the time of investment, are illiquid (determined using the SEC’s standard applicable to registered investment companies, i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). The Fund may also invest in securities subject to restrictions on resale. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities. The illiquidity of these investments may make it difficult for the Fund to sell such investments if the need arises. In addition, if the Fund is required to liquidate all or a portion of its portfolio quickly, the Fund may realize significantly less than the value at which it has previously recorded these investments.
Illiquid and restricted securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. Each Sub-Adviser’s judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted securities may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the securities. In either case, the Fund would bear market risks during that period.
Some loans and other instruments are not readily marketable and may be subject to restrictions on resale. Loans and other instruments may not be listed on any national securities exchange and no active trading market may exist for certain of the loans and other instruments in which the Fund will invest. Where a secondary market exists, the market for some loans and other instruments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Credit Risk
Credit risk is the risk that one or more loans or other floating rate instruments in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the fair value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default.
Interest Rate Risk
Since the Fund may incur leverage to make investments, the Fund’s net investment income depends, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. In a rising interest rate environment, any leverage that the Fund incurs may bear a higher interest rate than may currently be available. There may not, however, be a corresponding increase in the Fund’s investment income. Any reduction in the rate of return on new investments relative to the rate of return on current investments, and any reduction in the rate of return on current investments, could adversely impact the Fund’s net investment income, reducing its ability to service the interest obligations on, and to repay the principal of, its indebtedness.
The fixed-income instruments that the Fund may invest in are subject to the risk that fair values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the fair value of an instrument will be more pronounced for fixed-rate instruments, such as most corporate bonds, than it will for loans or other floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV.
A general increase in interest rates may have the effect of making it easier for the Adviser and Sub-Advisers to receive incentive fees, without necessarily resulting in an increase in our net earnings. Given the structure of our Investment Advisory Agreement with the Adviser, any general increase in interest rates will likely have the effect of making it easier for the Adviser to meet the quarterly hurdle rate for payment of income incentive fees under the Investment Advisory Agreement without any additional increase in relative performance on the part of the Adviser. In a rising interest rate environment, this risk may increase as interest rates continue to rise. In addition, in view of the catch-up provision applicable to income incentive fees under the Investment Advisory Agreement, the Adviser and Sub-Advisers could potentially receive a significant portion of the increase in our investment income attributable to such a general increase in interest rates. If that were to occur, our increase in net earnings, if any, would likely be significantly smaller than the relative increase in the Adviser’s income incentive fee resulting from such a general increase in interest rates.
Conversely, in a period of declining interest rates, certain obligations will be paid off by the obligor more quickly than originally anticipated, and the Fund could have to invest the proceeds in securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuations) as borrowers are motivated to pay off debt and refinance at new lower rates. During such periods, we would expect reinvestment of the prepayment proceeds by the Fund to generally be at lower rates of return than the return on the assets that were prepaid.
The fair value of certain of our investments may be significantly affected by changes in interest rates. Although senior secured loans are generally floating rate instruments, our investments in senior secured loans through CLOs are sensitive to interest rate levels and volatility. Although CLOs are generally structured to mitigate the risk of interest rate mismatch, there may be some difference between the timing of interest rate resets on the assets and liabilities of a CLO. Such a mismatch in timing could have a negative effect on the amount of funds distributed to CLO equity investors. In addition, CLOs may not be able to enter into hedge agreements, even if it may otherwise be in the best interests of the CLO to hedge such interest rate risk. Furthermore, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may adversely affect our cash flow, fair value of our assets and operating results. In the event that our interest expense were to increase relative to income, or sufficient financing became unavailable, our return on investments and cash available for distribution to stockholders or to make other payments on our securities would be reduced. In addition, future investments in different types of instruments may carry a greater exposure to interest rate risk.
Floating Rate Floor Risk. Because CLOs generally issue debt on a floating rate basis, an increase in SOFR will increase the financing costs of CLOs. Many of the senior secured loans held by these CLOs have reference rate floors such that, when the floating rate is below the stated floor, the stated floating rate floor (rather than SOFR itself) is used to determine the interest payable under the loans. Therefore, if SOFR increases but stays below the average floating rate floor rate of the senior secured loans held by a CLO, there would not be a corresponding increase in the investment income of such CLOs. The combination of increased financing costs without a corresponding increase in investment income in such a scenario would result in smaller distributions to equity holders of a CLO. In addition, there may be disputes between market participants regarding the interpretation and enforceability of provisions in our SOFR-based CLO investments (or lack or such provisions) related to the economic floors in such investments.
Floating Rate Mismatch. Many underlying corporate borrowers can elect to pay interest based on 1-month SOFR, 3-month SOFR and/or other rates in respect of the loans held by CLOs in which we are invested, in each case plus an applicable spread, whereas CLOs generally pay interest to holders of the CLO’s debt tranches based on 3-month SOFR plus a spread. There may be a mismatch in the rate at which CLOs earn interest and the rate at which they pay interest on their debt tranches, which may negatively impact the cash flows on a CLO’s equity tranche, which may in turn adversely affect our cash flows and results of operations.
Given the structure of the incentive fee payable to the Adviser, a general increase in interest rates will likely have the effect of making it easier for the Adviser to meet the quarterly hurdle rate for payment of income incentive fees under the Investment Advisory Agreement without any additional increase in relative performance on the part of the Adviser.
CLO Risks
Investing in senior secured loans indirectly through CLO securities involves particular risks. We are exposed to underlying senior secured loans and other credit investments through investments in CLOs, but may obtain such exposure directly or indirectly through other means from time to time. Loans may become nonperforming or impaired for a variety of reasons. Such nonperforming or impaired loans may require substantial workout negotiations or restructuring that may entail, among other things, a substantial reduction in the interest rate and/or a substantial write-down of the principal of the loan. In addition, because of the unique and customized nature of a loan agreement and the private syndication of a loan, certain loans may not be purchased or sold as easily as publicly traded securities, and, historically, the trading volume in the loan market has been small relative to other markets. Loans may encounter trading delays due to their unique and customized nature, and transfers may require the consent of an agent bank and/or borrower. Risks associated with senior secured loans include the fact that prepayments generally may occur at any time without premium or penalty. Additionally, under certain circumstances, the equity owners of the borrowers in which CLOs invest may recoup their investments in the borrower, through a dividend recapitalization, before the borrower makes payments to the lender. For these reasons, an investor in a CLO may experience a reduced equity cushion or diminution of value in any debt investment, which may ultimately result in the CLO investor experiencing a loss on its investment before the equity owner of a borrower experiences a loss.
In addition, the portfolios of certain CLOs in which we invest may contain middle-market loans. Loans to middle-market companies may carry more inherent risks than loans to larger, publicly traded entities. Middle-market companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our investment. Such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies may also experience substantial variations in operating results. Additionally, middle-market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on a portfolio company and, in turn, on us. Middle-market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence. Accordingly, loans made to middle-market companies may involve higher risks than loans made to companies that have greater financial resources or are otherwise able to access traditional credit sources. Middle-market loans are less liquid and have a smaller trading market than the market for broadly syndicated loans and may have default rates or recovery rates that differ (and may be better or worse) than has been the case for broadly syndicated loans or investment grade securities. There can be no assurance as to the levels of defaults and/or recoveries that may be experienced with respect to middle-market loans in any CLO in which we may invest. As a consequence of the forgoing factors, the securities issued by CLOs that primarily invest in middle-market loans (or hold significant portions thereof) are generally considered to be a riskier investment than securities issued by CLOs that primarily invest in broadly syndicated loans.
In addition, the portfolios of certain CLOs in which the Fund may invest may contain “covenant-lite” loans. The Fund uses the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent the Fund is exposed to “covenant-lite” loans, the Fund may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.
The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.
Our investments in CLO securities and other structured finance securities involve certain risks. CLOs and structured finance securities are generally backed by an asset or a pool of assets (typically senior secured loans and other credit-related assets in the case of a CLO) that serve as collateral. We and other investors in CLO and other structured finance securities ultimately bear the credit risk of the underlying collateral. In the case of most CLOs, the structured finance securities are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches have a priority in right of payment to subordinated/equity tranches.
In light of the above considerations, CLO and other structured finance securities may present risks similar to those of the other types of debt obligations and, in fact, such risks may be of greater significance in the case of CLO and other structured finance securities. For example, investments in structured vehicles, including equity and subordinated debt securities issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations.
In addition to the general risks associated with investing in debt securities, CLO securities carry additional risks, including: (1) the possibility that distributions from collateral assets will not be adequate to make interest or other payments; (2) the quality of the collateral may decline in value or default; (3) our investments in CLO equity and subordinated debt tranches will likely be subordinate in right of payment to other more senior classes of CLO debt; and (4) the complex structure of a particular security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results. Additionally, changes in the collateral held by a CLO may cause payments on the instruments we hold to be reduced, either temporarily or permanently. Structured investments, particularly the subordinated interests in which we may invest, are less liquid than many other types of securities and may be more volatile than the assets underlying the CLOs we may target. In addition, CLO and other structured finance securities may be subject to prepayment risk. Further, the performance of a CLO or other structured finance security may be adversely affected by a variety of factors, including the security’s priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. There are also the risks that the trustee of a CLO does not properly carry out its duties to the CLO, potentially resulting in loss to the CLO. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility. Investments in structured finance securities may also be subject to liquidity risk.
Our investments in subordinated or equity CLO securities are more likely to suffer a loss of all or a portion of their value in the event of a default. We invest in subordinated notes issued by a CLO that comprise the equity tranche, which are junior in priority of payment and are subject to certain payment restrictions generally set forth in an indenture governing the notes. In addition, CLO subordinated notes generally do not benefit from any creditors’ rights or ability to exercise remedies under the indenture governing the notes. The subordinated notes are not guaranteed by another party. Subordinated notes are subject to greater risk than the secured notes issued by the CLO. CLOs are typically highly levered, utilizing up to approximately 9-13 times leverage, and therefore subordinated notes are subject to a risk of total loss. There can be no assurance that distributions on the assets held by the CLO will be sufficient to make any distributions or that the yield on the subordinated notes will meet our expectations. In addition, CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs. See “Certain U.S. Federal Tax Considerations—Taxation as a Regulated Investment Company.”
CLOs generally may make payments on subordinated notes only to the extent permitted by the payment priority provisions of an indenture governing the notes issued by the CLO. CLO indentures generally provide that principal payments on subordinated notes may not be made on any payment date unless all amounts owing under secured notes are paid in full. In addition, if a CLO does not meet the asset coverage tests or the interest coverage test set forth in the indenture governing the notes issued by the CLO, cash would be diverted from the subordinated notes to first pay the secured notes in amounts sufficient to cause such tests to be satisfied.
The subordinated notes are unsecured and rank behind all of the secured creditors, known or unknown, of the issuer, including the holders of the secured notes it has issued. Relatively small numbers of defaults of instruments underlying CLOs in which we hold subordinated notes may adversely impact our returns. The leveraged nature of subordinated notes is likely to magnify the adverse impact on the subordinated notes of changes in the market value of the investments held by the issuer, changes in the distributions on those investments, defaults and recoveries on those investments, capital gains and losses on those investments, prepayments on those investments and availability, prices and interest rates of those investments.
CLO subordinated notes do not have a fixed coupon and payments on CLO subordinated notes will be based on the income received from the underlying collateral and the payments made to the secured notes, both of which may be based on floating rates. While the payments on CLO subordinated notes will vary, CLO subordinated notes may not offer the same level of protection against changes in interest rates as other floating rate instruments. An increase in interest rates would materially increase the financing costs of CLOs. Since underlying instruments held by a CLO may have SOFR floors, there may not be corresponding increases in investment income to the CLO (if SOFR increases but stays below the SOFR floor rate of such instruments) resulting in smaller distribution payments on CLO subordinated notes.
Subordinated notes are illiquid investments and subject to extensive transfer restrictions, and no party is under any obligation to make a market for subordinated notes. At times, there may be no market for subordinated notes, and we may not be able to sell or otherwise transfer subordinated notes at their fair value, or at all, in the event that it determines to sell them. Investments in CLO subordinated notes may have complicated accounting and tax implications.
Our investments in the primary CLO market involve certain additional risks. Between the pricing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the target initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than the face value of their investment.
We are subject to risks associated with loan accumulation facilities. We invest capital in loan accumulation facilities, which are short- to medium-term facilities often provided by the bank that will serve as the placement agent or arranger on a CLO transaction and which acquire loans on an interim basis that are expected to form part of the portfolio of such future CLO. Investments in loan accumulation facilities have risks that are similar to those applicable to investments in CLOs as described in this Prospectus. In addition, there is also mark-to-market risk in some loan accumulation facilities, and there typically will be no assurance that the future CLO will be consummated or that the loans held in such a facility are eligible for purchase by the CLO. Furthermore, we likely will have no consent rights in respect of the loans to be acquired in such a facility and in the event we do have any consent rights, they will be limited. In the event a planned CLO is not consummated, or the loans are not eligible for purchase by the CLO, we may be responsible for either holding or disposing of the loans. This could expose us primarily to credit and/or mark-to-market losses, and other risks. Loan accumulation facilities typically incur leverage from three to six times prior to a CLO’s closing and as such the potential risk of loss will be increased for such facilities that employ leverage.
The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.
CLO investments involve complex documentation and accounting considerations. CLOs and other structured finance securities in which we expect to invest are often governed by a complex series of legal documents and contracts. As a result, the risk of dispute over interpretation or enforceability of the documentation may be higher relative to other types of investments. For example, some documents governing the loans underlying our CLO investments may allow for “priming transactions,” in connection with which majority lenders or debtors can amend loan documents to the detriment of other lenders, amend loan documents in order to move collateral, or amend documents in order to facilitate capital outflow to other parties/subsidiaries in a capital structure, any of which may adversely affect the rights and security priority of the CLOs in which we are invested.
The accounting and tax implications of the CLO investments that we intend to make are complicated and involve assumptions based on management’s judgment. In particular, reported earnings from CLO equity securities under U.S. generally accepted accounting principles, or “GAAP,” are recognized as an effective yield calculated from estimated total cash flows from the CLO investments over the expected holding periods of the investments, which can be as long as six to seven years. These estimated cash flows require assumptions regarding future transactions and events within the CLO entities concerning their portfolios and will be based upon the best information under the circumstances and may require significant management judgment or estimation. The principal assumptions included in these estimates include, but are not limited to, prepayment rates, interest rate margins on reinvestments, default rates, loss on default, and default recovery period within the CLO entities. If any of these assumptions prove to be inaccurate, the estimated cash flows could also be inaccurate.
GAAP earnings are based on the effective yields derived from cash flows from the CLO securities without regard to timing of income recognition for tax purposes, which may cause our GAAP earnings to diverge from our investment company taxable income and may result in the characterization of a non-taxable (i.e., return of capital) distribution from CLO investments as interest income in our financial statements. Conversely, events within the CLO, such as gains from restructuring or the prepayment of the underlying loans-which may not impact CLO cash flows, can result in taxable income without similar income recognized for GAAP earnings. These differences between accounting treatment and tax treatment of income from these investments may resolve gradually over time or may resolve through recognition of a capital gain or loss at maturity, while for reporting purposes the totality of cash flows are reflected in a constant yield to maturity. Additionally, under certain circumstances, we may be required to take into account income from CLO investments for tax purposes no later than such income is taken into account for GAAP purposes, which may accelerate our recognition of taxable income.
Current taxable earnings on these investments will generally not be determinable until after the end of the tax year of each individual CLO that ends within our fiscal year and the CLO sponsor provides its tax reporting to us, even though the investments will generate cash flow throughout our fiscal year. Since our income tax reporting to stockholders is on a calendar year basis, we will be required to estimate taxable earnings from these investments from September 30th, the end of our fiscal year, through December 31st. Effective execution of our distribution policy will require us to estimate taxable earnings from these investments and pay distributions to our stockholders based on these estimates. If our estimates of taxable earnings are greater than actual taxable earnings from these investments determined as of the end of the calendar year, a portion of the distributions paid during that year may be characterized as a return of capital. If our estimates of taxable earnings are lower than actual taxable earnings as of the end of the calendar year, we may incur excise taxes and/or have difficulties maintaining our tax treatment as a RIC. See “Risks Relating to the Fund’s RIC Status.”
Risks Related to Market Size. Increased competition in the market or a decrease in new CLO issuances may result in increased price volatility or a shortage of investment opportunities. In recent years there has been a marked increase in the number of, and flow of capital into, investment vehicles established to pursue investments in CLO securities whereas the size of this market is relatively limited. While we cannot determine the precise effect of such competition, such increase may result in greater competition for investment opportunities, which may result in an increase in the price of such investments relative to the risk taken on by holders of such investments. Such competition may also result under certain circumstances in increased price volatility or decreased liquidity with respect to certain positions.

Risks Related to the Risk Retention Rules
The application of the risk retention rules under Section 941 of the Dodd-Frank Act and other similar European Union and United Kingdom law to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for us.
Section 941 of the Dodd-Frank Act added a provision to the Exchange Act, as amended, requiring the seller, sponsor or securitizer of a securitization vehicle to retain no less than five percent of the credit risk in assets it sells into a securitization and prohibiting such securitizer from directly or indirectly hedging or otherwise transferring the retained credit risk. The responsible federal agencies adopted final rules implementing these restrictions on October 22, 2014. The risk retention rules became effective with respect to CLOs two years after publication in the Federal Register. Under the final rules, the asset manager of a CLO is considered the sponsor of a securitization vehicle and is required to retain five percent of the credit risk in the CLO, which may be retained horizontally in the equity tranche of the CLO or vertically as a five percent interest in each tranche of the securities issued by the CLO. Although the final rules contain an exemption from such requirements for the asset manager of a CLO if, among other things, the originator or lead arranger of all of the loans acquired by the CLO retain such risk at the asset level and, at origination of such asset, takes a loan tranche of at least 20% of the aggregate principal balance, it is possible that the originators and lead arrangers of loans in this market will not agree to assume this risk or provide such retention at origination of the asset in a manner that would provide meaningful relief from the risk retention requirements for CLO managers.
Collateral managers of “open market CLOs” are no longer required to comply with the U.S. risk retention rules at this time. On February 9, 2018, a three-judge panel (the “Panel”) of the United States Court of Appeals for the D.C. Circuit (the “Appellate Court”) ruled in favor of an appeal by the Loan Syndications and Trading Association (the “LSTA”) against the SEC and the Board of Governors of the Federal Reserve System (the “Applicable Governmental Agencies”) that managers of so-called “open market CLOs” are not “securitizers” under Section 941 of the Dodd-Frank Act and, therefore, are not subject to the requirements of the U.S. risk retention rules (the “Appellate Court Ruling”). The LSTA was appealing from a judgment entered by the United States District Court for the District of Columbia (the “D.C. District Court”), which granted summary judgment in favor of the SEC and Federal Reserve and against the LSTA with respect to its challenges. On April 5, 2018, the D.C. District Court entered an order implementing the Appellate Court Ruling and thereby vacated the U.S. risk retention rules insofar as they apply to CLO managers of “open market CLOs”.
As such, collateral managers of open market CLOs are no longer required to comply with the U.S. risk retention rules at this time. It is possible that some collateral managers of open market CLOs will decide to dispose of the notes constituting the “eligible vertical interest” or “eligible horizontal interest” they were previously required to retain, or decide to take other action with respect to such notes that is not otherwise permitted by the U.S. risk retention rules. As a result of this decision, certain CLO managers of “open market CLOs” will no longer be required to comply with the U.S. risk retention rules solely because of their roles as managers of “open market CLOs”, and there may be no “sponsor” of such securitization transactions and no party may be required to acquire and retain an economic interest in the credit risk of the securitized assets of such transactions.
There can be no assurance or representation that any of the transactions, structures or arrangements currently under consideration by or currently used by CLO market participants will comply with the U.S. risk retention rules to the extent such rules are reinstated or otherwise become applicable to open market CLOs. The ultimate impact of the U.S. risk retention rules on the loan securitization market and the leveraged loan market generally remains uncertain, and any negative impact on secondary market liquidity for securities comprising a CLO may be experienced due to the effects of the U.S. risk retention rules on market expectations or uncertainty, the relative appeal of other investments not impacted by the U.S. risk retention rules and other factors.
In the European Union and the United Kingdom, there has also been an increase in political and regulatory scrutiny of the securitization industry. Regulation EU 2017/2402 of the European Parliament and the Council of 12 December 2017 laying down a general framework for securitization and creating a specific framework for simple, transparent and standardized securitization including any implementing regulation, technical standards and official guidance related thereto, as may be amended, varied or substituted from time to time (the “EU Securitization Regulation”) became effective on January 17, 2018 and applies to all new securitizations issued on or after January 1, 2019. The EU Securitization Regulation repealed and replaced the prior EU risk retention requirements with a single regime that applies to European credit institutions, institutions for occupational retirement provision, investment firms, insurance and reinsurance companies, alternative investment fund managers that manage and/or market their alternative investment funds in the EU, undertakings for collective investment in transferable securities regulated pursuant to EU Directive 2009/65/EC and the management companies thereof and, subject to some exceptions, institutions for occupational pension provision (IORPs), each as set out in the EU Securitization Regulation (such investors, “EU Affected Investors”). Such EU Affected Investors may be subject to punitive capital requirements and/or other regulatory penalties with respect to investments in securitizations that fail to comply with the EU Securitization Regulation.
The securitization framework in the UK is currently set out in: (i) the Securitisation Regulations 2024 (SI 2024/102) (the “SR 2024”) made by the UK Treasury, (ii) the Securitisation Sourcebook of the Financial Conduct Authority Handbook (the “FCASR”) published by the UK Financial Conduct Authority (the “FCA”), (iii) the Securitisation Part of the Prudential Regulation Authority Rulebook (the “PRASR”) published by the UK Prudential Regulation Authority (the “PRA”), and (iv) those provisions of the Financial Services and Markets Act 2000 (the “FSMA”) conferring power on the UK Treasury, the FCA and the PRA to make, respectively, the SR 2024, the rules in the FCASR and the rules in the PRASR, and those provisions of the FSMA referred to in, as applicable, the SR 2024, the FCASR and the PRASR, in the case of each of paragraphs (i) to (iv) (inclusive), as amended, supplemented or replaced from time to time (together, the “UK Securitization Framework” and, together with the EU Securitization Regulation, the “Securitization Regulations”).
The UK Securitization Framework applies to insurance undertakings and reinsurance undertakings as defined in the FSMA, the trustee or managers of, occupational pension schemes as defined in the Pension Schemes Act 1993 that have their main administration in the UK, and certain fund managers of such schemes, alternative investment fund managers as defined in the Alternative Investment Fund Managers Regulations 2013 which market or manage alternative investment funds in the UK (and additionally, small registered UK alternative investment fund managers as defined in the UK Alternative Investment Fund Managers Regulations 2013), UCITS (as defined in the FSMA), which are authorized open ended investment companies as defined in the FSMA, and management companies as defined in the FSMA, Financial Conduct Authority firms as defined in Regulation (EU) No 575/2013 as it forms part of UK domestic law by virtue of the EUWA subject to amendments made by the Capital Requirements (Amendment) (EU Exit) Regulations 2018 (SI 2018/1401) and as amended (the “UK CRR”), CRR firms as defined in the UK CRR and certain consolidated affiliates of such UK CRR firms (such investors and each relevant affiliate, “UK Affected Investors” and together with EU Affected Investors, the “Affected Investors”). UK Affected Investors may be subject to punitive capital requirements and/or other regulatory penalties with respect to investments in securitizations that fail to comply with the UK Securitization Framework. The Securitization Regulations restrict Affected Investors from investing in securitizations unless, among other things: (a)(i) the originator, sponsor or original lender with respect to the relevant securitization will retain, on an on-going basis, a net economic interest of not less than 5% with respect to certain specified credit risk tranches or securitized exposures; (ii) the risk retention is disclosed to the investor in accordance with the applicable Securitization Regulation and (iii) certain information and/or reports (which in the case of EU Affected Investors must fully comply with the EU Securitization Regulation transparency requirements); and (b) such investor is able to demonstrate that it has undertaken certain due diligence with respect to various matters, including the risk characteristics of its investment position and the underlying assets, and that procedures are established for such activities to be monitored on an on-going basis. There are material differences between the Securitization Regulations and risk retention requirements that applied prior to the enactment of the Securitization Regulations, particularly with respect to transaction transparency, reporting and diligence requirements and the imposition of a direct compliance obligation on the “sponsor”, “originator” or “original lender” of a securitization where such entity is established in the EU.
CLOs issued in Europe are generally structured in compliance with the Securitization Regulations so that Affected Investors can invest in compliance with such requirements. To the extent a CLO is structured in compliance with the Securitization Regulations, our ability to invest in the residual tranches of such CLOs could be limited, or we could be required to hold our investment for the life of the CLO. If a CLO has not been structured to comply with the Securitization Regulations, it will limit the ability of EEA/UK regulated institutional investors to purchase CLO securities, which may adversely affect the price and liquidity of the securities (including the residual tranche) in the secondary market. Additionally, the Securitization Regulations and any regulatory uncertainty in relation thereto may reduce the issuance of new CLOs and reduce the liquidity provided by CLOs to the leveraged loan market generally. Reduced liquidity in the loan market could reduce investment opportunities for collateral managers, which could negatively affect the return of our investments. Any reduction in the volume and liquidity provided by CLOs to the leveraged loan market could also reduce opportunities to redeem or refinance the securities comprising a CLO in an optional redemption or refinancing and could negatively affect the ability of obligors to refinance their collateral obligations, either of which developments could increase defaulted obligations above historic levels.
The Japanese Financial Services Agency (the “JFSA”) published a risk retention rule as part of the regulatory capital regulation of certain categories of Japanese investors seeking to invest in securitization transactions (the “JRR Rule”). The JRR Rule mandates an “indirect” compliance requirement, meaning that certain categories of Japanese investors will be required to apply higher risk weighting to securitization exposures they hold unless the relevant originator commits to hold a retention interest equal to at least 5% of the exposure of the total underlying assets in the transaction (the “Japanese Retention Requirement”) or such investors determine that the underlying assets were not “inappropriately originated.” The Japanese investors to which the JRR Rule applies include banks, bank holding companies, credit unions (shinyo kinko), credit cooperatives (shinyo kumiai), labor credit unions (rodo kinko), agricultural credit cooperatives (nogyo kyodo kumiai), ultimate parent companies of large securities companies and certain other financial institutions regulated in Japan (such investors, “Japanese Affected Investors”). Such Japanese Affected Investors may be subject to punitive capital requirements and/or other regulatory penalties with respect to investments in securitizations that fail to comply with the Japanese Retention Requirement.
The JRR Rule became effective on March 31, 2019. At this time, there are a number of unresolved questions and no established line of authority, regulatory guidance, precedent or market practice that provides definitive guidance with respect to the JRR Rule, and no assurances can be made as to the content, impact or interpretation of the JRR Rule. In particular, the basis for the determination of whether an asset is “inappropriately originated” remains unclear and, therefore, unless the JFSA provides further specific clarification, it is possible that CLO securities we have purchased may contain assets deemed to be “inappropriately originated” and, as a result, may not be exempt from the Japanese Retention Requirement. The JRR Rule or other similar requirements may deter Japanese Affected Investors from purchasing CLO securities, which may limit the liquidity of CLO securities and, in turn, adversely affect the price of such CLO securities in the secondary market. Whether and to what extent the JFSA may provide further clarification or interpretation as to the JRR Rule is unknown.

Lender Liability Risk
A number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.
In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (a) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.”
Because affiliates of, or persons related to, the Advisers may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.

Leverage Risk
The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time of incurrence of indebtedness. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. Under current market conditions, the Fund intends to utilize leverage principally through (i) Borrowings in an aggregate amount of up to 33 1/3% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such Borrowings) immediately after such Borrowings or (ii) the issuance of preferred shares in an aggregate amount of up to 50% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such issuance) immediately after such issuance. Leverage may result in greater volatility of the NAV and distributions on the Common Shares because changes in the value of the Fund’s portfolio investments, including investments purchased with the proceeds from are borne entirely by shareholders. Common Share income may fluctuate if the interest rate on Borrowings changes. In addition, the Fund’s use of leverage will result in increased operating costs. Thus, to the extent that the then-current cost of any leverage, together with other related expenses, approaches the net return on the Fund’s investment portfolio, the benefit of leverage to shareholders will be reduced, and if the then-current cost of any leverage together with related expenses were to exceed the net return on the Fund’s portfolio, the Fund’s leveraged capital structure would result in a lower rate of return to shareholders than if the Fund were not so leveraged. In addition, the costs associated with the Fund’s incurrence and maintenance of leverage could increase over time. There can be no assurance that the Fund’s leveraging strategy will be successful.
Any decline in the NAV of the Fund will be borne entirely by shareholders. Therefore, if the fair value of the Fund’s portfolio declines, the Fund’s use of leverage will result in a greater decrease in NAV to shareholders than if the Fund were not leveraged.
Certain types of Borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage or portfolio composition or otherwise. In addition, the terms of the credit agreements may also require that the Fund pledge some or all of its assets as collateral.
Currently, the Fund has an unsecured credit facility with a bank in place under which the Fund can borrow up to $70.0 million, subject to a borrowing base calculation. Subject to the satisfaction of certain conditions and the borrowing base calculation, the Fund can increase the amount that it may borrow under the unsecured credit facility to $100.0 million. Outstanding advances under the unsecured credit facility bear interest at the rate of SOFR plus 4.00%. The Fund also pays a quarterly facility fee of 0.125% of the commitment under the unsecured credit facility. The unsecured credit facility contains certain customary covenants, including a maximum debt to asset value ratio covenant and a minimum liquidity requirement. The unsecured credit facility matures in December 2026, provided that the Fund may elect to extend the maturity date for two periods of 12 months each, in each instance upon satisfaction of certain conditions. As of January 16, 2026, $35.0 million was outstanding under the unsecured credit facility at a weighted average interest rate of 7.69%.
The Fund has a Reverse Repo Facility with JP Morgan, which provides for financing primarily through JP Morgan’s purchase of certain assets from the Fund and an agreement by the Fund to repurchase such assets back at an agreed-upon future date and price. In the event of the Fund’s default of the obligation to repurchase, JP Morgan has the right to liquidate the assets and apply the proceeds in satisfaction of the Fund’s obligation to repurchase. The Reverse Repo Facility carries a rolling term which is reset monthly and advances thereunder may be made based on one-month Term SOFR plus a spread designated by JP Morgan, which as of January 16, 2026, ranged from 0.65% to 1.40%. As of January 16, 2026, the Fund had 20 CMBS and 17 CLO Debt investments with an aggregate fair value of $114.2 million financed with $87.0 million in borrowings under the Reverse Repo Facility at a weighted average interest rate of 4.89%. The average outstanding balance under the Reverse Repo Facility from October 1, 2025 to January 16, 2026, was $65.3 million. See “Risks—Reverse Repurchase Agreements Risk.”

The following table illustrates the effect of the unsecured credit facility and the Reverse Repo Facility on returns from an investment in Common Shares assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.

Assumed Return on the Fund’s Portfolio (Net of Expenses)	(10)%	(5)%	—%	5%	10%
Corresponding return to common shareholders (1)	(18.84)%	(10.91)%	(2.99)%	4.93%	12.86%
(1) The hypothetical return to common shareholders is calculated by multiplying the Fund’s total assets as of January 16, 2026 by the assumed rates of return and subtracting all interest on the Fund’s unsecured credit facility and Reverse Repo Facility expected to be paid during the twelve months following January 16, 2026, and then dividing the resulting difference by our total net assets attributable to common stock as of January 16, 2026. Based on $377.1 million in total assets, $238.0 million in net assets and $122.0 million outstanding under the unsecured credit facility and Reverse Repo Facility at a weighted average interest rate of 5.71% as of January 16, 2026. Based on an outstanding indebtedness of $122.0 million as of January 16, 2026 and the weighted average interest rate of 5.71% as of that date, our investment portfolio at fair value would have had to produce an annual return of approximately 2.05% to cover annual interest payments on the outstanding debt.
As of January 16, 2026, the Fund had two wholly-owned properties with outstanding mortgage notes: one bearing a floating interest rate of SOFR plus 3.50% with an outstanding principal balance and fair value of $28.5 million maturing on December 12, 2026, and one bearing a fixed interest rate of 5.06% with an outstanding principal balance and fair value of $18.7 million maturing on January 1, 2031. In addition, as of January 16, 2026, the Fund had certain co-investments in real assets that had mortgage notes outstanding. As of January 16, 2026, the Fund’s share of the mortgage notes outstanding related to these co-investments had a carrying value of $48.9 million with a fair value of $48.4 million.
If cash flow is insufficient to pay principal and interest on borrowings, a default could occur, ultimately resulting in foreclosure of any security instrument securing the debt and a complete loss of the investment, which could result in losses to the Fund.
In addition, the Fund has entered into a TRS through a wholly-owned subsidiary. A TRS is a specific type of swap contract in which one party agrees to make periodic payments to another party based on the return of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS is typically used to obtain exposure to a basket of securities or loans or market without owning or taking physical custody of such securities or loans or investing directly in such market. The TRS effectively adds leverage to our portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. See “Risks—Total Return Swap Risk.”
In addition to any indebtedness incurred by the Fund, the Fund also utilizes leverage by mortgaging certain properties held by the Fund’s subsidiaries (including the REIT Subsidiary) or by acquiring properties with existing debt. Any such leverage relating to properties that are primarily controlled by the Fund will be consolidated with any leverage incurred directly by the Fund and subject to the 1940 Act’s limitations on leverage, which allows for borrowings in an aggregate amount of up to 33 1/3% of the Fund’s total assets.
Reverse Repurchase Agreements Risk
The Fund uses reverse repurchase agreements, which involve many of the same risks involved in the Fund’s use of leverage, as the proceeds from the reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments. Any use by the Fund of reverse repurchase agreements will be subject to Rule 18f-4.
Total Return Swap Risk
The Fund has entered into a TRS, and may enter into additional TRS agreements that expose the Fund to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage, as well as a risk of imperfect correlation between the value of the TRS and the assets underlying the TRS. A TRS is a contract in which one party agrees to make periodic payments to another party based on the return of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS is typically used to obtain exposure to a basket of securities or loans or market without owning or taking physical custody of such securities or loans or investing directly in such market. A TRS effectively adds leverage to our portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In addition, because a TRS is a form of synthetic leverage, such arrangements are subject to risks similar to those associated with the use of leverage.
Advisory Fee Risk
Pursuant to each Advisory Agreement, the Advisers (and indirectly, the Sub-Advisers) are entitled to receive the Management Fee, regardless of our performance. The Adviser is entitled to receive an asset management fee based upon the daily value of the Fund’s net assets. The Adviser’s entitlement to substantial non-performance based compensation might reduce its incentive to devote time and effort to seeking profitable opportunities for the Fund’s portfolio.
The incentive fee payable by the Fund to the Adviser (and indirectly to the Sub-Advisers) may create an incentive for the Adviser or the Sub-Advisers to pursue investments on the Fund’s behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. Such a practice could result in the Fund investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns. The incentive fee payable by the Fund to the Adviser (and indirectly to the Sub-Advisers) is based on Pre-Incentive Fee Net Investment Income, as calculated in accordance with the Investment Advisory Agreement. This may encourage the Adviser or the Sub-Advisers to use leverage to increase the return on investments, even when it may not be appropriate to do so, and to refrain from de-levering when it may otherwise be appropriate to do so. Under certain circumstances, the use of leverage may increase the likelihood of default, which would impair the value of the Fund’s securities.
Additionally, the Adviser is entitled to incentive compensation for each fiscal quarter based, in part, on Pre-Incentive Fee Net Investment Income, if any, for the immediately preceding fiscal quarter above a performance threshold for that quarter. Accordingly, since the performance threshold is based on a percentage of NAV, decreases in NAV make it easier to achieve the performance threshold, and the Fund may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of the portfolio.
Duration and Maturity Risk
The Fund has no fixed policy regarding portfolio maturity or duration. Holding long duration and long maturity investments will increase the Fund’s exposure to the credit and interest rate risks described above, including with respect to changes in interest rates through the Fund’s credit and credit-related investments as well as increased exposure to risk of loss.
Potential Conflicts of Interest Risk — Allocation of Personnel
The Fund’s executive officers and trustees, and the personnel of the Advisers, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund or of investment funds or accounts managed by the Advisers or their affiliates. As a result, they will have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its shareholders or could result in actions or inactions that are detrimental to the Fund’s business, strategy and opportunities. Additionally, certain personnel of the Advisers and their management may face conflicts in their time management and commitments. The Advisers may experience conflicts of interest relating to the allocation of the Advisers’ time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Advisers and their affiliates; compensation to the Advisers; services that may be provided by the Advisers and their respective affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Advisers, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Advisers; differing recommendations given by the Advisers to the Fund versus other clients; the Advisers’ use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Advisers’ use of “inside information” with respect to potential investments by the Fund.
Potential Conflicts of Interest Risk — Allocation of Investment Opportunities
The Adviser and each Sub-Adviser has adopted allocation procedures that are intended to treat each fund they advise in a manner that, over a period of time, is fair and equitable. The Adviser, the Sub-Advisers or their respective affiliates currently provide investment advisory and administration services and may provide in the future similar services to other entities (collectively, “Advised Funds”). Certain existing Advised Funds have, and future Advised Funds may have, investment objectives similar to those of the Fund, and such Advised Funds will invest in asset classes similar to those targeted by the Fund. Certain other existing Advised Funds do not, and future Advised Funds may not, have similar investment objectives, but such funds may from time to time invest in asset classes similar to those targeted by the Fund. The Adviser and each Sub-Adviser will endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to the Fund and other clients and in an effort to avoid favoring one client over another and taking into account all relevant facts and circumstances, including (without limitation): (i) differences with respect to available capital, size of client, and remaining life of a client; (ii) differences with respect to investment objectives or current investment strategies, including regarding: (a) current and total return requirements, (b) emphasizing or limiting exposure to the security or type of security in question, (c) diversification, including industry or company exposure, currency and jurisdiction, or (d) rating agency ratings; (iii) differences in risk profile at the time an opportunity becomes available; (iv) the potential transaction and other costs of allocating an opportunity among various clients; (v) potential conflicts of interest, including whether a client has an existing investment in the security in question or the issuer of such security; (vi) the nature of the security or the transaction, including minimum investment amounts and the source of the opportunity; (vii) current and anticipated market and general economic conditions; (viii) existing positions in a borrower/loan/security; and (ix) prior positions in a borrower/loan/security. Nevertheless, it is possible that the Fund may not be given the opportunity to participate in certain investments made by investment funds managed by investment managers affiliated with the Adviser or the Sub-Advisers.
In the event investment opportunities are allocated among the Fund and the other Advised Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Furthermore, the Fund and the other Advised Funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by the Fund and the other Advised Funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.
It is likely that the other Advised Funds may make investments in the same or similar securities at different times and on different terms than the Fund. The Fund and the other Advised Funds may make investments at different levels of a borrower’s capital structure or otherwise in different classes of a borrower’s securities, to the extent permitted by applicable law. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding the Fund may benefit the other Advised Funds. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Advised Funds, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Advised Funds.
Applicable law, including the 1940 Act, may at times prevent the Fund from being able to participate in investments that it otherwise would participate in, and may require the Fund to dispose of investments at a time when it otherwise would not dispose of such investment or hold an investment when it would otherwise dispose of it, in each case, in order to comply with applicable law.
The Adviser, the Sub-Advisers, their affiliates and their clients may pursue or enforce rights with respect to a borrower in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Adviser and the Sub-Advisers and their affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Adviser and the Sub-Advisers may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the management and incentive fee payable by the Fund and, accordingly, the fees received by the Adviser and the Sub-Advisers. Certain other Advised Funds pay the Adviser, the Sub-Advisers or their affiliates greater performance-based compensation, which could create an incentive for the Adviser, the Sub-Advisers or an affiliate to favor such investment fund or account over the Fund.
Potential Conflicts of Interest Risk – Purchases and Sales by the Fund and Other Clients
Conflicts may arise when the Fund makes an investment in conjunction with an investment being made by the Advised Funds or other clients of the Adviser, Sub-Advisers or their affiliates, or in a transaction where another client or client of such affiliates has already made an investment. Investment opportunities are, from time to time, appropriate for more than one client of the Adviser, Sub-Advisers or their affiliates in the same, different or overlapping securities of a portfolio company’s capital structure. Conflicts arise in determining the terms of investments, particularly where these clients may invest in different types of securities in a single portfolio company. Questions arise as to whether payment obligations and covenants should be enforced, modified or waived, or whether debt should be restructured, modified or refinanced.
The Fund may invest in debt and other securities of companies in which other clients hold those same securities or different securities, including equity securities. In the event that such investments are made by the Fund, the Fund’s interests will at times conflict with the interests of such other clients or clients of the Adviser’s or the Sub-Advisers’ affiliates, particularly in circumstances where the underlying company is facing financial distress. Decisions about what action should be taken, particularly in troubled situations, raises conflicts of interest, including, among other things, whether or not to enforce claims, whether or not to advocate or initiate a restructuring or liquidation inside or outside of bankruptcy, and the terms of any work-out or restructuring. The involvement of multiple clients at both the equity and debt levels could inhibit strategic information exchanges among fellow creditors, including among the Fund, the Advised Funds and other clients of the Adviser, Sub-Advisers or their affiliates. In certain circumstances, the Fund, the Advised Funds or other clients of the Adviser, Sub-Advisers or their affiliates may be prohibited from exercising voting or other rights and may be subject to claims by other creditors with respect to the subordination of their interest.
For example, in the event that one client has a controlling or significantly influential position in a portfolio company, that client may have the ability to elect some or all of the board of directors of such a portfolio company, thereby controlling the policies and operations, including the appointment of management, future issuances of securities, payment of dividends, incurrence of debt and entering into extraordinary transactions. In addition, a controlling client is likely to have the ability to determine, or influence, the outcome of operational matters and to cause, or prevent, a change in control of such a portfolio company. Such management and operational decisions may, at times, be in direct conflict with the Fund, the Advised Funds or other clients that have invested in the same portfolio company that do not have the same level of control or influence over the portfolio company.

If additional capital is necessary as a result of financial or other difficulties, or to finance growth or other opportunities, the Fund, the Advised Funds or other clients of the Adviser, Sub-Advisers or their affiliates may or may not provide such additional capital, and if provided each client will supply such additional capital in such amounts, if any, as determined by the Adviser, Sub-Advisers and/or their affiliates. Investments by more than one client of the Adviser, Sub-Advisers or their affiliates in a portfolio company also raises the risk of using assets of a client of the Adviser, Sub-Advisers or their affiliates to support positions taken by other clients of the Adviser, Sub-Advisers or their affiliates, or that a client may remain passive in a situation in which it is entitled to vote. In addition, there may be differences in timing of entry into, or exit from, a portfolio company for reasons such as differences in strategy, existing portfolio or liquidity needs, different client mandates or fund differences, or different securities being held. These variations in timing may be detrimental to the Fund.
The application of the Fund’s investment mandate as compared to investment mandates of other clients of the Adviser, the Sub-Advisers or their affiliates and the policies and procedures of the Adviser, Sub-Advisers and their affiliates are expected to vary based on the particular facts and circumstances surrounding each investment by two or more clients, in particular when those clients are in different classes of an issuer’s capital structure (as well as across multiple issuers or borrowers within the same overall capital structure) and, as such, there may be a degree of variation and potential inconsistencies, in the manner in which potential or actual conflicts are addressed.
Limitations on Transactions with Affiliates Risk
Our Adviser and Sub-Advisers will experience conflicts of interest in connection with the management of our business affairs relating to and arising from a number of matters, including: the allocation of investment opportunities by our Adviser and Sub-Advisers and their affiliates; compensation to our Adviser and Sub-Advisers; services that may be provided by our Adviser and Sub-Advisers and their affiliates to issuers in which we invest; investments by us and other clients of our Adviser and Sub-Advisers, subject to the limitations of the 1940 Act, as described below; the formation of additional investment funds managed by our Adviser or Sub-Advisers; differing recommendations given by our Adviser and Sub-Advisers to us versus other clients; our Adviser’s and Sub-Advisers’ use of information gained from issuers in our portfolio for investments by other clients, subject to applicable law; and restrictions on our Adviser’s and Sub-Advisers’ use of “inside information” with respect to potential investments by us.
Furthermore, the 1940 Act limits the Fund’s ability to enter into certain transactions with certain of its affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security directly from or to any portfolio company of or private equity fund managed by the Adviser or the Sub-Advisers or any of their respective affiliates. However, the Fund may, under certain circumstances, purchase any such portfolio company’s loans or securities in the secondary market, which could create a conflict for the Adviser or the Sub-Advisers between the interests of the Fund and the portfolio company, in that the ability of the Adviser or the Sub-Advisers to recommend actions in the best interest of the Fund might be impaired. The 1940 Act also prohibits certain “joint” transactions with certain of its affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to us.
The Fund, the Adviser, the Sub-Advisers and certain funds that the Adviser and Sub-Advisers manage have obtained the Order that allows the Fund to co-invest in portfolio companies alongside certain other Advised Funds, in accordance with the conditions specified in the Order. Pursuant to the Order, the Fund is generally permitted to co-invest with Advised Funds if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Fund’s independent trustees makes certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund or its shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s investment objective and strategies. As a result of the Order, there could be significant overlap in the Fund’s investment portfolio and the investment portfolio of the Advised Funds and/or other funds established by the Adviser, the Sub-Advisers or their affiliates that could avail themselves of the Order.

In addition, the Fund has filed a new application for exemptive relief that, if granted, would supersede the Fund’s existing Order and permit the Fund to co-invest pursuant to a different set of conditions than those in the Fund’s existing Order. However, there is no guarantee that such application will be granted.
Dependence on Key Personnel Risk
The Adviser and the Sub-Advisers are dependent upon the experience and expertise of certain key personnel in providing services with respect to the Fund’s investments. If the Adviser or the Sub-Advisers were to lose the services of these individuals, their ability to service the Fund could be adversely affected. As with any managed fund, the Adviser and the Sub-Advisers may not be successful in selecting the best-performing securities or investment techniques for the Fund’s portfolio and the Fund’s performance may lag behind that of similar funds. The Fund’s NAV changes daily based on the performance of the securities and derivatives in which it invests. The Adviser’s and Sub-Advisers’ judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. The Adviser and the Sub-Advisers have informed the Fund that the investment professionals associated with the Adviser or the Sub-Advisers, as the case may be, are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. In addition, individuals not currently associated with the Adviser or the Sub-Advisers may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals.
Inflation/Deflation Risk
Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions on the Common Shares can decline.
In addition, during any periods of rising inflation, the borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Repurchase Agreements Risk
Subject to its investment objective and policies, the Fund may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future. The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund generally will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.
Payment-In-Kind and Original Issue Discount Risk
Certain of the credit or credit-related securities in which the Fund may invest may offer a flexible payment and covenant structure to portfolio companies that may not provide the same level of protection to the Fund as more restrictive conditions that traditional lenders typically impose on borrowers. For example, the Fund’s investments may include an end-of-term payment, payment-in-kind (“PIK”) interest payment and/or original issue discount (“OID”). If a portfolio company fails to satisfy financial or operating covenants imposed by the Fund or other lenders, the company may default on the Fund’s loan which could potentially lead to termination of its loans and foreclosure on its assets. If a portfolio company defaults under the Fund’s loan, this could trigger cross-defaults under other agreements and jeopardize such portfolio company’s ability to meet its obligations under the loans that the Fund holds, including payment to us of the end-of-term payment, PIK interest payment and/or OID. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.
To the extent that the Fund invests in OID instruments, including PIK loans, zero coupon bonds, and debt securities with attached warrants, investors will be exposed to the risks associated with the inclusion of such non-cash income in taxable and accounting income prior to receipt of cash, including the following risks:
•    the interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;
•    the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;
•    market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;
•    PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;
•    the use of PIK and OID securities may provide certain benefits to the Adviser and the Sub-Advisers, including increasing management fees and incentive fees;
•    for U.S. federal income tax purposes, the Fund may be required to make distributions of OID income to shareholders without receiving any cash and such distributions have to be paid from offering proceeds or the sale of assets without investors being given any notice of this fact; and
•    the required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.
Competition for Investment Opportunities
The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.

Inadequate Return Risk
No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Common Shares.
Portfolio Turnover Risk
The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.
Lack of Funds to Make Additional Investments Risk
The Fund may not have the funds or ability to make additional investments in its portfolio companies. After the Fund’s initial investment in a portfolio company, it may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common shares. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.
Uncertain Exit Strategies
Due to the illiquid nature of some of the positions that the Fund is expected to acquire, as well as the risks associated with the Fund’s investment strategies, the Fund is unable to predict with confidence what the exit strategy may ultimately be for any given investment, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.
Sourcing of Suitable Assets Risk
No assurance can be given the Sub-Advisers will be able to find enough appropriate investments that meet the Fund’s investment criteria.
Non-Diversification Risk
The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer other than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. The Fund has qualified and intends to qualify annually for the special tax treatment available to “regulated investment companies” under Subchapter M of the Code, and thus intends to continue to satisfy the diversification requirements of Subchapter M, including its less stringent diversification requirements that apply to the percentage of the Fund’s total assets that are represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and certain other securities.
Distribution Payment Risk
The Fund cannot assure investors that it will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the

Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s adjusted tax basis in his or her Common Shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the adjusted tax basis in the Common Shares. As a result of such reduction in adjusted tax basis, shareholders may be subject to tax in connection with the sale of Common Shares, even if such Common Shares are sold at a loss relative to the shareholder’s original investment.
Inadequate Network of Broker-Dealer Risk
The success of the Fund’s continuous public offering, and correspondingly the Fund’s ability to implement its investment objective and strategies, depends upon the ability of the Dealer Manger to establish, operate and maintain a network of Selling Agents to sell the Common Shares. If the Dealer Manager fails to perform, the Fund may not be able to raise adequate proceeds through the Fund’s continuous public offering to implement the Fund’s investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.
“Best-Efforts” Offering Risk
This offering is being made on a best efforts basis, whereby the Distributor is not required to sell any specific number or dollar amount of Common Shares, but will use its best efforts to distribute the Common Shares. Shares will not be listed on any national securities exchange and the Distributor will not act as a market marker in Shares. To the extent that less than the maximum number of Common Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.
Investor Dilution Risk
Investors in this offering will purchase Common Shares at a price equal to the then current NAV per each class of Common Shares plus the applicable sales load. Additionally, the Fund will bear certain expenses in connection with its organization and the continuous offering of its Common Shares. As a result, investors in this offering will incur immediate dilution of their investment when purchasing Common Shares.
In addition, shareholders will not have preemptive rights. The Declaration of Trust authorizes it to issue an unlimited number of Common Shares. If the Fund engages in a subsequent offering of Common Shares or securities convertible into Common Shares, issues additional Common Shares pursuant to its DRP or otherwise issues additional Common Shares, investors who purchase Shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Fund’s outstanding Common Shares. Furthermore, an investor may experience a dilution in the value of the Common Shares depending on the terms and pricing of any Share issuances (including the Common Shares being sold in this offering) and the value of the Fund’s assets at the time of issuance.
Risks Relating to the Fund’s RIC Status
Although the Fund has elected to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code, no assurance can be given that the Fund will be able to qualify for and maintain RIC status. If the Fund qualifies as a RIC under the Code, the Fund generally will not be subject to U.S. federal income tax on its income and capital gains that are timely distributed (or deemed distributed) as dividends for U.S. federal income tax purposes to its shareholders. To qualify as a RIC under the Code and to be relieved of U.S. federal income tax at corporate rates on income and gains timely distributed as dividends for U.S. federal income tax purposes to the Fund’s shareholders, the Fund must, among other things, meet certain source-of-income, asset-diversification and distribution requirements. The distribution requirement for a RIC is satisfied if the Fund timely distributes dividends each tax year for U.S. federal income tax purposes of an amount generally at least equal to 90% of the sum of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to the Fund’s shareholders.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income
Certain of the Fund’s investments will require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt instruments that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Common Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize additional gain or loss on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, shareholders, may receive larger capital gain distributions than it or they would in the absence of such transactions.
Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to shareholders. OID creates the risk of non-refundable cash payments to the Advisers based on accruals that may never be realized. In addition, the deferral of PIK interest also reduces a loan’s loan-to-value ratio at a compounding rate.
Uncertain Tax Treatment
The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in connection with the Fund’s intention to distribute sufficient income each tax year to minimize the risk that it becomes subject to U.S. federal income or excise tax.
CLO Anti-Deferral Provision Risks
The Fund has purchased and may in the future purchase residual or subordinated interests in CLOs that are treated for U.S. federal income tax purposes as shares in a “passive foreign investment company,” or a “PFIC.” If the Fund acquires shares in a PFIC (including equity tranche investments in CLOs that are PFICs), it may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. This additional tax and interest may apply even if the Fund makes a distribution in an amount equal to any “excess distribution” or gain from the disposition of such shares as a taxable dividend by the Fund to its shareholders. However, the Fund may elect to treat its investments in passive foreign investment companies (individually, a “PFIC”) as “qualified electing funds” under the Code (a “QEF”), and in lieu of the foregoing requirements, the Fund will be required to include in income each year its proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF to the Fund. Income the Fund derives from a PFIC with respect to which the Fund has made a qualifying elected fund (“QEF”) election will constitute qualifying income for purposes of determining its ability to be subject to taxation as a RIC provided that such income is derived in connection with the Fund’s business of investing in stocks and securities or the PFIC makes distributions of that income to the Fund in the same year in which it is included in the Fund’s taxable income. In lieu of a QEF election, the Fund may elect to mark-to-market its shares in a PFIC at the end of each taxable year; in this case, the Fund will recognize as ordinary income its allocable share of any increase in the value of such shares, and as ordinary loss its allocable share of any decrease in such value to the extent that any such decrease does not exceed prior increases included in its income. Under either election, the Fund may be required to recognize taxable income in excess of distributions received from such PFICs and proceeds from dispositions of PFIC stock during that year. The Fund must, nonetheless, distribute such income to maintain its tax treatment as a RIC.
If the Fund holds more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation, or a “CFC” (including equity tranche investments in a CLO treated as CFC), it may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to the Fund’s pro rata share of certain of the corporation’s income for the tax year (including both ordinary earnings and capital gains). If the Fund is required to include such deemed distributions from a CFC in its income, it will be required to distribute such income to maintain RIC tax treatment regardless of whether or not the CFC makes an actual distribution during such year.
If the Fund is required to include amounts in income prior to receiving distributions representing such income, it may have to sell some of our investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, it may fail to qualify for RIC tax treatment and thus become subject to U.S. federal income tax at corporate rates.
CLO Withholding Tax Risks
Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” imposes a withholding tax of 30% on payments of U.S. source interest and distributions to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements. Most CLO vehicles in which the Fund invests will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which the Fund invests fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect the Fund’s operating results and cash flows. See “Certain U.S. Federal Tax Considerations— Taxation of Non-U.S. Shareholders” for additional discussion regarding FATCA.
Risks Related to Dividends-In-Kind
The Fund may distribute taxable distributions that are payable in cash or Common Shares at the election of each stockholder. Under certain applicable IRS guidance, distributions by RICs that are payable in cash or in shares of stock at the election of stockholders are treated as taxable distributions. The Internal Revenue Service has published guidance indicating that this rule will apply where the total amount of cash to be distributed is not less than 20% of the total distribution. Under this guidance, if too many stockholders elect to receive their distributions in cash, the cash available for distribution must be allocated among the shareholders electing to receive cash (with the balance of the distribution paid in stock). In no event will any stockholder electing to receive cash, receive less than the lesser of (a) the portion of the distribution such shareholder has elected to receive in cash or (b) an amount equal to his, her or its entire distribution times the percentage limitation on cash available for distribution. If the Fund decides to make any distributions consistent with this guidance that are payable in part in our stock, taxable stockholders receiving such distributions will be required to include the full amount of the distribution (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain distribution) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such distributions in excess of any cash received. If a U.S. stockholder sells the stock it receives as a distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of the Fund’s stock at the time of the sale. Furthermore, with respect to Non-U.S. stockholders, the Fund may be required to withhold U.S. tax with respect to such distributions, including in respect of all or a portion of such distribution that is payable in stock. In addition, if a significant number of the Fund’s stockholders determine to sell shares of the Fund’s stock in order to pay taxes owed on distributions, it may put downward pressure on the trading price of the Fund’s stock.

Risks Related to Foreign Investments
Foreign Investments’ Risks
The Fund has invested in, and may in the future make additional investments in securities, direct loans, Broadly Syndicated Loans and subordinated loans, of non-U.S. issuers or borrowers. These investments involve certain risks not involved in domestic investments and may experience more rapid and extreme changes in value than investments in U.S. companies. Markets for these investments in foreign countries often are not as developed, efficient or liquid as similar markets in the United States, and therefore, the prices of non-U.S. instruments may be more volatile. Certain foreign countries may impose restrictions on the ability of issuers of non-U.S. instruments to make payments of principal and interest to investors located outside the country, whether from currency blockage or otherwise. In addition, the Fund will be subject to risks associated with adverse political and economic developments in foreign countries, including seizure or nationalization of foreign deposits, different legal systems and laws relating to creditors’ rights and the potential inability to enforce legal judgments, all of which could cause the Fund to lose money on its foreign investments. Generally, there is less readily available and reliable information about non-U.S. issuers or borrowers due to less rigorous disclosure or accounting standards and regulatory practices. Investments in so-called “emerging markets” (or lesser developed countries) are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. Compared to developed countries, emerging market countries may have relatively unstable governments, economies based on only a few industries and smaller securities and debt markets. Securities and debt issued by companies located in emerging market countries tend to be especially volatile and may be less liquid than securities and debt traded in developed countries. Additionally, companies in emerging market countries may not be subject to accounting, auditing, financial reporting and recordkeeping requirements that are as robust as those in more developed countries.
Foreign Real Estate and Real Estate-Related Investment Risk
We have invested and may make additional investments in real estate located outside of the United States and real estate debt issued in, and/or backed by real estate in, countries outside the United States, including Canada, countries in Western Europe, Central America and South America. Foreign real estate and real estate-related investments involve certain factors not typically associated with investing in real estate and real estate-related investments in the United States, including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which such investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between U.S. and non-U.S. real estate markets, including potential price volatility in and relative illiquidity of some non-U.S. markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and differences in government supervision and regulation; (v) certain economic, social and political risks, including potential exchange-control regulations, potential restrictions on non-U.S. investment and repatriation of capital, the risks associated with political, economic or social instability, including the risk of sovereign defaults, regulatory change, and the possibility of expropriation or confiscatory taxation or the imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, and adverse economic and political developments; (vi) the possible imposition of non-U.S. taxes on income and gains and gross sales or other proceeds recognized with respect to such investments; (vii) differing and potentially less well-developed or well-tested corporate laws regarding stakeholder rights, creditors’ rights (including the rights of secured parties), fiduciary duties and the protection of investors; (viii) different laws and regulations including differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (ix) political hostility to investments by foreign investors; and (x) less publicly available information.

Currency Risk
A portion of the Fund’s foreign investments may be denominated in foreign currencies. These investments involve special risks compared with investing exclusively in the United States. Because these investments may involve non-U.S. dollar currencies and because the Fund may hold funds in these currencies in bank deposits during the completion of the investments, the Fund may be adversely affected by changes in currency rates (including as a result of the devaluation of a foreign currency) and in exchange control regulations and may incur costs in connection with conversions between various currencies. In addition, the equivalent U.S. dollar obligations of the Fund’s investments located outside of the United States may increase as a result of adverse changes in currency rates. Emerging market currencies may be more volatile and less liquid, and subject to significantly greater risk of currency controls and convertibility restrictions, than currencies of developed countries.
Currency Hedging Risk
The Advisers may seek to hedge all or a portion of the Fund’s foreign currency risk. However, the Advisers cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful. Hedging may mitigate, but not eliminate, currency risk.
Lack of Financial Reporting and Adverse Foreign Taxes Related to Foreign Investments Risk
The Fund has invested in foreign Real Assets, and may in the future make additional investments in additional foreign Real Assets. Because foreign entities are not subject to uniform reporting standards, practices and requirements comparable with those applicable to U.S. companies, there may be different types of, and lower quality, information available about non-U.S. companies. In particular, the assets and profits appearing on the financial statements of a company may not reflect its financial position or results of operation in the way they would be reflected had such financial statements been prepared in accordance with the U.S. generally accepted accounting principles. In addition, financial data related to foreign investments may be affected by both inflation and local accounting standards, and may not accurately reflect the real condition of companies and securities markets. Moreover, the Fund may be subject to tax, reporting and other filing obligations in foreign jurisdictions in which foreign companies reside or operate. In addition, foreign securities markets, particularly in developing countries, may be substantially less liquid and have greater volatility than U.S. securities markets.
Market Disruption Risk and Terrorism Risk
The military operations of the United States and its allies, the instability in various parts of the world, including the ongoing war between Russia and Ukraine and the Israel-Hamas conflict, and the prevalence of terrorist attacks throughout the world could have significant adverse effects on the global economy. The war between Russia and Ukraine and the Israel-Hamas conflict and are expected to continue to cause financial market volatility and have adversely impacted and are expected to continue to adversely impact the global economy. Terrorist attacks may also exacerbate some of the risk factors in this subsection of the Prospectus. A terrorist attack involving, or in the vicinity of, a Fund investment, directly or indirectly, may result in a liability far in excess of available insurance coverage. The Advisers cannot predict the likelihood of these types of events occurring in the future nor how such events may affect the Fund.
In particular, on February 24, 2022, Russian President Vladimir Putin commenced a full-scale invasion of Russia’s pre-positioned forces into Ukraine, which could have a negative impact on the economy and business activity globally (including in the countries in which the Fund invests), and therefore could adversely affect the performance of the Fund’s investments. The Russian invasion of Ukraine and the war between Israel and Hamas in the Middle East have led, are currently leading, and for an unknown period of time may continue to lead to disruptions in local, regional, national, and global markets and economies affected thereby. Furthermore, the aforementioned conflicts and the varying involvement of the United States and other NATO countries could preclude prediction as to their ultimate adverse impact on global economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Fund and the performance of its investments or operations, and the ability of the Fund to achieve its investment objectives. Additionally, to the extent that third parties, investors, or related customer bases have material operations or assets in such conflict zones, they may have adverse consequences related to the ongoing conflict.
Emerging Market Investments Risk
The Fund has invested and may make additional investments in real estate or issuers in emerging markets, specifically certain markets in Central America or South America. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; (ii) significant price volatility; (iii) restrictions on foreign investment; and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.
Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.
Additional risks of emerging markets investments may include (i) greater social, economic and political uncertainty and instability; (ii) more substantial governmental involvement in the economy; (iii) less governmental supervision and regulation; (iv) the unavailability of currency hedging technique; (v) companies that are newly organized and small; (vi) differences in auditing and financial reporting standards; which may result in unavailability of material information about issuers; and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a security. Such a delay could result in possible liability to a purchaser of the security.
Climate Change Risk
Climate change is widely considered to be a significant threat to the global economy. Our business operations and our portfolio companies could face risks associated with climate change, including risks related to the impact of climate-related legislation and regulation (both domestically and internationally), risks related to climate-related business trends (such as the process of transitioning to a lower-carbon economy), and risks stemming from the physical impacts of climate change, such as the increasing frequency or severity of extreme weather events and rising sea levels and temperatures.
MANAGEMENT OF THE FUND
General
Pursuant to the Declaration of Trust, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The responsibilities of the Board include, among other things, the appointment of the Fund’s investment adviser and investment sub-advisers, the oversight of the Fund’s investment activities, overseeing the Adviser’s valuation of the Fund’s assets, oversight of the Fund’s financing arrangements and corporate governance activities. The Board consists of five members (the “Trustees”), three of whom are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act, of the Fund, the Adviser or the Sub-Advisers and are “independent” as determined by the Board (the “Independent Trustees”). The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Trustees serving on the Board were elected by the organizational trustee of the Fund. The SAI provides additional information about the Trustees.

The Adviser serves as the Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement and subject to the authority of, and any policies established by, the Board. The Adviser also serves as the REIT Subsidiary’s investment adviser. The Adviser has engaged the CIM Sub-Adviser to act as an investment sub-adviser to the Fund and the REIT Subsidiary. The CIM Sub-Adviser is responsible for identifying and sourcing investment opportunities with respect to investments in Real Assets held by the Fund, through a subsidiary, and the REIT Subsidiary. The Adviser has also engaged the OFS Sub-Adviser to act as an investment sub-adviser to the Fund. The OFS Sub-Adviser is responsible for identifying and sourcing credit and corporate credit-related investment opportunities, including, but not limited to, Middle-Market investments, Broadly Syndicated Loans, investments in the debt and equity tranches of CLOs, opportunistic credit investments, including stressed and distressed credit situations, as well as CMBS, subject to oversight by the CIM Sub-Adviser. Pursuant to the Investment Sub-Advisory Agreements, the Sub-Advisers manage the Fund’s investment portfolio, direct all purchases and sales of portfolio securities and report thereon to the Fund’s officers and Trustees regularly.
The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance and, beginning with the second anniversary of the effective date of the Investment Advisory Agreement, the CIM Investment Sub-Advisory Agreement and the OFS Investment Sub-Advisory Agreement, and will annually review the Investment Advisory Agreement and each Investment Sub-Advisory Agreement to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided.
About our Adviser
The Adviser is a wholly owned subsidiary of CIM Group. The Adviser has no prior experience serving as an investment adviser to a registered investment company, and the Fund is currently its only registered investment company. CIM Group was founded in 1994 by Shaul Kuba, Richard Ressler and Avi Shemesh and owned and operated approximately $31.8 billion2 of assets across its vehicles as of September 30, 2025. As of September 30, 2025, CIM Group had over 900 employees and more than 500 professionals in 9 corporate offices worldwide. CIM also maintains additional offices with distribution staff and JV partnerships.
CIM Group is headquartered in Los Angeles, California and has offices in Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; New York, New York; Orlando, Florida; Phoenix, Arizona; London, UK and Tokyo, Japan. CIM also maintains additional offices globally with distribution staff and JV partnerships. CIM Group is led by its Founding Principals, alongside a senior leadership team of 14 Principals. Through CIM’s vertically integrated structure, CIM leverages in-house expertise across the full life cycle of assets to drive value creation across the process. CIM has dedicated teams for sourcing/acquisition, credit analysis, development, financing, commercial leasing, onsite property management and distribution. These functions bring alignment of interests and deep expertise, allowing for disciplined business plan underwriting and effective risk management. CIM also seeks to maximize synergies across its vertically integrated platform. The three investment platforms, real estate, infrastructure, and credit, leverage in-house expertise to create value within each investment.
The Adviser, together with the Sub-Advisers and subject to the authority of the Board of Trustees, is responsible for the overall management of the Fund’s business affairs pursuant to the Investment Advisory Agreement that the Fund has entered into with the Adviser. The Adviser will have no discretion over the Fund’s investments. The Adviser has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Real Assets (excluding CMBS) to the CIM Sub-Adviser and the portion of the Fund’s investment portfolio that is allocated to CMBS and credit and credit-related investments to the OFS Sub-Adviser. The principal business address of the Adviser is 4700 Wilshire Boulevard, Los Angeles, California 90010.
2 “Assets Owned and Operated” represents the aggregate assets owned and operated by CIM Group on behalf of partners (including where CIM contributes alongside for its own account) and co-investors, whether or not CIM has discretion, in each case without duplication.

About the CIM Sub-Adviser
The CIM Sub-Adviser, subject to the authority of the Board of Trustees, is responsible for the investment advisory activities relating to the Fund’s investments in Real Assets (excluding CMBS). The CIM Sub-Adviser has no prior experience serving as an investment adviser to a registered investment company.
The CIM Sub-Adviser capitalizes on the extensive in-house research, acquisition, credit analysis, development, financing, leasing and onsite property management experience of CIM Group’s professionals.
As investment sub-adviser to the Fund, the CIM Sub-Adviser is obligated to allocate investment opportunities among us and any other clients fairly and equitably over time in accordance with its allocation policy. The CIM Sub-Adviser, is a registered investment adviser under the Advisers Act. The principal business address of the CIM Sub-Adviser is 4700 Wilshire Boulevard, Los Angeles, California 90010.
About the OFS Sub-Adviser
The OFS Sub-Adviser, subject to oversight by the CIM Sub-Adviser and subject to the authority of the Board of Trustees, is responsible for the investment advisory activities relating to the Fund’s credit and credit-related investments and CMBS investments.
OFS (which refers to the collective activities and operations of OFSAM and its subsidiaries and certain affiliates) is a full-service provider of capital and leveraged finance solutions to U.S. corporations. The OFS Sub-Adviser serves as the investment adviser to business development companies, registered closed-end funds, and separately managed, proprietary and sub-advised accounts.
The OFS Sub-Adviser capitalizes on the deal origination and sourcing, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of OFS’s professionals. The senior management team at OFS has developed a broad network of contacts within the investment community and possesses an average of over 25 years of experience in credit investments.
As investment sub-adviser to the Fund, the OFS Sub-Adviser is obligated to allocate investment opportunities among us and any other clients fairly and equitably over time in accordance with its allocation policy.
As of December 31, 2025, OFS had over 50 full-time employees. OFS is headquartered in Chicago, Illinois and also has offices in New York, New York and Los Angeles, California. The principal business address of the OFS Sub-Adviser is 10 S. Wacker Drive, Suite 2500, Chicago, Illinois 60606.

The following chart shows the structure of the advisory relationships between the Fund and the Advisers:
The Adviser has delegated investment discretion for the portion of the Fund’s investment portfolio that is allocated to Real Assets (excluding CMBS) to the CIM Sub-Adviser and the portion of the Fund’s investment portfolio that is allocated to CMBS and credit and credit-related investments to the OFS Sub-Adviser. The Adviser will determine the amount of the Fund’s total assets that are allocated to each Sub-Adviser, and will review such allocation percentage on an ongoing basis and adjust the allocation percentage as necessary to best achieve the Fund’s investment objective. It is expected that the portion of the Fund’s assets that are managed by the CIM Sub-Adviser will be between 30% and 70% of the Fund’s total assets, and that the portion of the Fund’s assets that are managed by the OFS Sub-Adviser will be between 30% and 70% of the Fund’s total assets. The actual percentage of the Fund’s assets that are managed by each Sub-Adviser may from time to time be outside the target levels provided above due to factors such as market conditions and the availability of attractive investment opportunities.
Competitive Advantages
The Fund believes it will benefit from the following three principal competitive advantages that CIM Group and its affiliates have developed over the past 30 years.
Experienced, vertically integrated team with credit expertise. Established in 1994, CIM Group is a vertically integrated community-focused real estate and infrastructure owner, operator, lender and developer of real assets. CIM Group’s real asset holdings include residential, commercial, retail, hospitality, debt and infrastructure assets as well as other credit strategies. CIM Group’s broad expertise includes in-house research, acquisition, development, finance, leasing and management capabilities. CIM Group employs over 900 people, including more than 500 professionals and its 17 Principals. CIM Group is led by its Founding Principals, who have worked together to own and operate real assets for over 30 years. CIM Group’s corporate offices are located in Los Angeles, CA (headquarters), Atlanta, GA, Chicago, IL, Dallas, TX, London, UK, New York, NY, Orlando, FL, Phoenix, AZ and Tokyo, Japan. CIM also maintains additional offices globally with distribution staff and JV partnerships. As of September 30, 2025, CIM Group, the parent company of the Adviser, has aggregate assets owned and operated of approximately $31.8 billion3 of assets across multiple strategies.
Community-focused approach. CIM Group’s successful track record is anchored by CIM’s community-oriented approach as well as several other competitive advantages including its use of low leverage, underwriting approach, disciplined capital
3 “Assets Owned and Operated” represents the aggregate assets owned and operated by CIM Group on behalf of partners (including where CIM contributes alongside for its own account) and co-investors, whether or not CIM has discretion, in each case without duplication.

deployment, vertically-integrated capabilities and strong network of relationships. CIM Group believes that current market conditions are creating attractive opportunities to acquire real estate with strong fundamentals at a discount to values that CIM will be able to obtain in the long term. CIM Group believes that successful development, re-development, ownership and operation of real estate and infrastructure assets benefits from strong community engagement and support. Since inception, CIM’s unique community qualification process has served as the foundation for its strategy. CIM targets high barrier-to-entry markets and submarkets with high population density and applies rigorous research to qualify for potential acquisitions. Since 1994, CIM has qualified 135 communities in high barrier-to-entry markets and has deployed capital in 75 of the communities. The qualification process generally takes between six months and five years.
Over the past 30 years, CIM Group has principally deployed capital in its Qualified Communities. Qualified Communities are distinct districts that have dedicated resources to become or are currently vibrant communities where people can live, work, shop and be entertained – all within walking distance of, or close proximity to, public transportation. These areas also generally have high barriers to entry, high population density, improving demographic trends and a propensity for growth. Today’s economic environment continues the trend of urbanization that the U.S. has been experiencing over the last two decades fueled by the need for efficient solutions to meet continued population growth and limited natural resources. CIM Group believes that many of the risks associated with acquiring, owning and operating a real asset are mitigated by accumulating local market knowledge of the community where the asset lies. CIM Group typically spends significant time and resources qualifying targeted communities prior to making any acquisitions. The time that CIM Group has spent in its Qualified Communities has historically resulted in a significant number of opportunities sourced on an “off-market” basis outside of formal or public auction processes.
Disciplined underwriting process. CIM Group’s disciplined underwriting approach is based on CIM’s adherence to stringent guidelines regardless of market conditions. CIM Group generally employs a “current market case” underwriting scenario, as well as a “long-term average” underwriting scenario and underwrites all of its acquisitions on both a leveraged and unleveraged basis. CIM Group’s experience across multiple market cycles has underscored its long-term average underwriting, which is an evaluation of each asset’s performance assuming financing, managing and selling the asset based on long-term historical averages. CIM believes that its underwriting will assist in accurately assessing potential returns relative to the risk within a range of potential outcomes. CIM Group believes this underwriting discipline provides an advantage that will help the Fund to better identify and price attractive opportunities and to assess the anticipated performance and levels of risk and return that the Fund should expect from its assets.
The Fund also believes it will benefit from the following competitive strengths of the OFS Sub-Adviser and its affiliates:
Deep Management Team Experienced in All Phases of Investment Cycle and Across All Levels of the Capital Structure. The OFS Sub-Adviser has access to the resources and expertise of OFSAM’s investment professionals. OFSAM’s senior credit and investment professionals (including all investment committee members) have an average of over 25 years of investment experience with strong institutional backgrounds.
Scalable Infrastructure Supporting the Entire Investment Cycle. The OFS Sub-Adviser believes that its acquisition, origination and sourcing, underwriting, administration and management platform is highly scalable (that is, it can be expanded on a cost-efficient basis within a timeframe that meets the demands of business growth). The OFS Sub-Adviser’s platform extends beyond origination and sourcing and includes a regimented credit monitoring system. The OFS Sub-Adviser believes that its careful approach, which involves ongoing review and analysis by an experienced team of professionals, should enable it to identify problems early and to assist portfolio companies before they face difficult liquidity constraints.
Extensive Sourcing Capabilities. The OFS Sub-Adviser gives us access to the deal flow of OFSAM. The OFS Sub-Adviser believes that OFSAM’s over 25-year history as a credit platform and its market position make it a leading credit investor, and OFSAM has extensive relationships with potential borrowers and other lenders.
Structuring with a High Level of Service and Operational Orientation. The OFS Sub-Adviser provides client-specific and creative financing structures to portfolio companies. Especially as it relates to investing in middle-market companies, the OFS

Sub-Adviser believes that the middle-market companies it targets, as well as sponsor groups it may pursue, require a higher level of service, creativity and knowledge than has historically been provided by other service providers more accustomed to participating in commodity-like loan transactions.
Rigorous Credit Analysis and Approval Procedures. The OFS Sub-Adviser utilizes the established, disciplined investment process of OFSAM for reviewing investment opportunities, structuring transactions and monitoring investments. Using OFSAM’s disciplined approach to investing, the OFS Sub-Adviser seeks to minimize credit losses through effective underwriting, comprehensive due diligence investigations and structuring.
Investment Personnel
The management of the Fund’s investment portfolio is the responsibility of each Sub-Adviser.
The portfolio managers listed below are personnel of the CIM Sub-Adviser (including certain members of the Investment Committee) and the OFS Sub-Adviser, and receive no direct compensation from the Fund in connection with their portfolio management activities. Below is biographical information relating to the portfolio managers of the Advisers:
CIM Sub-Adviser - Members of the CIM Investment Committee and other Professionals

Richard Ressler is the founder and president of Orchard Capital Corporation (“Orchard Capital”), a firm that provides consulting and advisory services to companies in which Orchard Capital or its affiliates invest. Through his affiliation with Orchard Capital, Mr. Ressler serves in various senior capacities with, among others, CIM Group, L.P. (together with its controlled affiliates, “CIM”), a community-focused real estate and infrastructure owner, operator, lender and developer, Orchard First Source Asset Management Holdings, LLC (“OFSAM Holdings”), a holding company consisting of asset management businesses, including, OFS Capital Management, LLC, a registered investment adviser focusing primarily on investments in middle-market and broadly syndicated loans, debt and equity positions in collateralized loan obligations and other structured credit investments and other registered investment advisers focusing primarily on investments in broadly syndicated loans, and OCV Management, LLC (“OCV”), an investor, owner and operator of technology companies. Mr. Ressler also serves as a board member for various public and private companies in which Orchard Capital or its affiliates invest. Mr. Ressler served as non-executive chairman of the board of Ziff Davis, Inc. (NASDAQ: ZD), formerly known as j2Global, Inc., from 1997 until May 2022 and as its chief executive officer from 1997 to 2000. In addition, he has also served as the chief executive officer and president and as a director of CIM Real Estate Finance Trust, Inc. (“CMFT”), a non-listed REIT operated by an affiliate of CIM that invests in net lease core real estate assets as well as real estate loans and other credit investments, since February 2018, and has served as chairman of its board of directors since August 2018. Mr. Ressler has served as the chairman of the investment risk management committee of CMFT since April 2022 and served as a member of the nominating and corporate governance committee from August 2018 to March 2022. Mr. Ressler has served as chairman of the board of Creative Media & Trust Corporation (Nasdaq: CMCT), a real estate investment trust that owns, operates and develops premier multifamily and creative office assets in vibrant communities throughout the United States, since 2014. Mr. Ressler served as the chief executive officer, president and a director of CIM Income NAV, Inc. (“CIM Income NAV”) from February 2018 to December 2021 and as chairman of the board of directors of CIM Income NAV from August 2018 to December 2021 until CIM Income NAV’s merger with and into CMFT in December 2021. Mr. Ressler served as the chief executive officer and president and as a director of Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) from February 2018 and as chairman of its board of directors from August 2018 until CCIT III’s merger with and into CMFT in December 2020. Mr. Ressler also served as a director of Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”) from January 2019 until CCIT II’s merger with Peakstone Realty Trust (f/k/a Griffin Realty Trust, Inc. (“GRT”)) in March 2021 and as a director of Cole Credit Property Trust V, Inc. (“CCPT V”) from January 2019 to October 2019.

Mr. Ressler co-founded CIM Group, L.P. in 1994 and serves as the executive chairman of CIM and as an officer of various affiliates of CIM, including the Adviser. Mr. Ressler co-founded the predecessor of OFSAM Holdings in 2001 and chairs its executive committee. Mr. Ressler co-founded OCV in 2016 and chairs its executive committee. Prior to founding Orchard Capital, from 1988 until 1994, Mr. Ressler served as vice chairman of Brooke Group Limited, the predecessor of

Vector Group, Ltd. (NYSE: VGR) and served in various executive capacities at VGR and its subsidiaries. Prior to VGR, Mr. Ressler was with Drexel Burnham Lambert, Inc., where he focused on merger and acquisition transactions and the financing needs of middle-market companies. Mr. Ressler began his career in 1983 with Cravath, Swaine and Moore LLP, working on public offerings, private placements, and merger and acquisition transactions. Mr. Ressler holds a B.A. from Brown University, and J.D. and M.B.A. degrees from Columbia University.

Avraham Shemesh is a Co-Founder, Principal and President of CIM’s Real Asset Management division with more than 30 years of active real estate, infrastructure and lending experience. Since co-founding CIM Group, L.P. in 1994, Mr. Shemesh has been instrumental in building CIM Group, L.P.’s real estate, infrastructure and debt platforms. He serves on CIM Group, L.P.’s Investment, Allocation, Valuation and Real Assets Management Committees as well as the ICCS, providing guidance on the diverse opportunities available across CIM’s various platforms and acts in various senior capacities within CIM Mr. Shemesh is responsible for CIM’s long-time relationships with strategic institutions and oversees teams essential to acquisitions, portfolio management and internal and external communication. He serves as an officer of various affiliates of CIM. In addition, Mr. Shemesh has served as a director of CMFT since March 2019. He has also served as a director of CMCT since 2014. He served as a director of CIM Income NAV from January 2019 to December 2021. He also served as the chief executive officer and president and as a director of CCIT II from February 2018, and as chairman of the board of directors of CCIT II from August 2018 until CCIT II’s merger with GRT in March 2021. Until the mergers of such entities with and into CMFT in December 2020, he served as the chief executive officer and as a director of CCPT V beginning in March 2018, as Chairman of the board of directors of CCPT V beginning in August 2018, and as a director of CCIT III beginning in January 2019. Prior to CIM Group, L.P., Mr. Shemesh was involved in a number of successful entrepreneurial real estate activities, including co-founding Dekel Development, a developer of a wide variety of commercial and multifamily properties in Los Angeles.

Shaul Kuba is a Co-Founder, Principal and President of CIM’s Real Asset Services division with more than 30 years of active real estate, infrastructure and lending experience. Since co-founding CIM Group, L.P. in 1994, Mr. Kuba has been an integral part of building CIM Group, L.P.’s platforms. As a principal and head of CIM Group, L.P.’s development group, he is actively involved in the development, redevelopment and repositioning of CIM Group, L.P.’s real estate assets. Additionally, Mr. Kuba is instrumental in sourcing new opportunities and establishing and maintaining relationships with national and regional retailers, hospitality brands and restaurateurs. He serves on CIM Group, L.P.’s Investment, Allocation and Real Asset Management Committees and provides guidance on the diverse opportunities across CIM’s platforms. He also serves as an officer of various affiliates of CIM. He has served as a director of CMCT since 2014 and its chief investment officer since March 2023. Prior to CIM Group, L.P., Mr. Kuba was involved in a number of successful entrepreneurial real estate activities including co-founding Dekel Development, a developer of commercial and multifamily properties in Los Angeles.

OFS Sub-Adviser Portfolio Managers:

Bilal Rashid has served as a member of the Board of Trustees since August 2019. He is the Chairman of the Board of Directors and Chief Executive Officer of OFS Capital Corporation (Nasdaq: OFS) and the Chairman of the Board, President and Chief Executive Officer of Hancock Park Corporate Income, Inc. and OFS Credit Company, Inc. (Nasdaq: OCCI), each of which is externally managed by OFS Capital Management, LLC (“OFS Sub-Adviser”). He is also President and a Senior Managing Director of the OFS Sub-Adviser, Chief Executive Officer of Orchard First Source Asset Management Holdings, LLC (“Holdings”), and a member of Holdings’ executive committee. Mr. Rashid also serves on the Middle-Market Investment Committee, Broadly Syndicated Investment Committee and Structured Credit Investment Committee of the OFS Sub-Adviser.

Mr. Rashid has more than 25 years of experience in investment banking, debt capital markets and investing as it relates to corporate credit, structured credit and securitization. Over the years, he has advised and arranged financing for commercial finance companies including business development companies, banks, and asset management companies including hedge funds and private equity firms. Prior to joining Orchard First Source Capital, Inc. in 2008, Mr. Rashid was a managing director in the Global Markets & Investment Banking (“GMI”) division at Merrill Lynch. Before joining Merrill Lynch in 2005, he was a vice president at Natixis Capital Markets, which he joined from Canadian Imperial Bank of Commerce (“CIBC”). Prior to CIBC, he

worked as an investment analyst in the project finance area at the International Finance Corporation, which is part of the World Bank. Prior to that, Mr. Rashid was a financial analyst at Lehman Brothers. Mr. Rashid holds a B.S. in Electrical Engineering from Carnegie Mellon University and an MBA from Columbia University.

Kyde Sharp is a Managing Director and member of the Middle-Market Investment Committee of the OFS Sub-Adviser. Mr. Sharp is responsible for sourcing and evaluating investment opportunities for the middle-market lending business as well as portfolio management. Prior to joining OFSC in 2017, Mr. Sharp was a Managing Director of Fifth Street Asset Management (NASDAQ: FSAM), a credit-focused asset manager located in Greenwich, CT. Earlier in his career he was an Associate with The Ben Barnes Group (formerly Entrecorp) where he priced, structured and negotiated equity-based consulting engagements. Mr. Sharp holds a Master of Business Administration from The Wharton School, University of Pennsylvania, a Juris Doctor from Fordham University School of Law, and a Bachelor of Arts in Philosophy from Hamilton College.

Kenneth A. Brown is a Managing Director of the OFS Sub-Adviser and serves as a member of the Broadly Syndicated Investment Committee and the Structured Credit Investment Committee of the OFS Sub-Adviser. He is responsible for leading the trading, underwriting and credit monitoring functions of the CLOs, as well as maintaining relationships with agent/investment banks. Mr. Brown has over 25 years of experience in leveraged finance and public accounting. Prior to joining OFSC in 2007, Mr. Brown was a Vice President at GE Antares Capital, a unit of General Electric Capital Corporation and a leading middle-market agent lender for private equity sponsored transactions. Prior to GE Antares, Mr. Brown was at First Source Financial, Inc., a middle-market lender focused on direct and participation interests in private equity sponsored transactions, and Arthur Andersen LLP, a national public accounting firm. Mr. Brown has also earned his CPA certification. Mr. Brown holds a Bachelor of Science in Accountancy from the University of Illinois at Urbana-Champaign and a Master of Business Administration, with concentrations in Finance and Strategic Management, from The University of Chicago Booth School of Business.

Glen Ostrander is a Managing Director of the OFS Sub-Adviser and focuses on structured products investment activities of the firm, capital markets related activities, fundraising, and strategic initiatives. Mr. Ostrander serves as a member of the Structured Credit Investment Committee of the OFS Sub-Adviser. Mr. Ostrander has more than 20 years of experience in investing, banking and debt capital markets relating to securitization, corporate credit, and structured credit. Mr. Ostrander has been involved in the CLO market since the late 1990s, with experience in the creation and full life cycle of various types of CLOs through multiple credit cycles. Prior to joining OFSC, Mr. Ostrander worked within the Global Markets & Investment Banking division at Merrill Lynch. Prior to joining Merrill Lynch, he was a Vice President at Wachovia Capital Markets from 1998 to 2006 and worked at International Business Machines and Koch Industries. Throughout his experience at Wachovia Capital Markets, Merrill Lynch, and the OFS Sub-Adviser, Mr. Ostrander has been involved in the structuring of CLO transactions, investing throughout the CLO capital structure, and the creation and vetting of CLO collateral managers. Mr. Ostrander holds a Bachelor of Science in Accounting from Belmont Abbey College.
The SAI provides additional information about the compensation of investment personnel, other accounts managed by investment personnel and ownership of Common Shares by investment personnel.
Control Persons and Principal Holders of Securities
As of December 31, 2025, the Adviser and its affiliates beneficially owned 3.10% of our outstanding Common Shares. For information regarding the ownership of our securities, see “Control Persons and Principal Stockholders” in the SAI.
Custodian, Distribution Paying Agent, Transfer Agent and Registrar
US Bank, National Association, which has its principal office at 190 S. LaSalle Street, 8th Floor, Chicago, IL 60603, serves as custodian to the Fund. UMB Bank, N.A., which has its principal office at 928 Grand Blvd., 5th Floor, Kansas City, MO 64106, serves as custodian regarding certain of the Fund’s assets. SS&C GIDS, Inc., which has its principal office at 801 Pennsylvania Avenue, Kansas City, MO 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

MANAGEMENT AND INCENTIVE FEES
Pursuant to the amended and restated investment advisory agreement that the Fund has entered into with the Adviser (the “Investment Advisory Agreement”), and in consideration of the advisory services to be provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components — the Management Fee and the Incentive Fee (each as defined below). At the end of each calendar quarter, the Adviser shall designate 50% of the Total Adviser Fees as Sub-Advisory fees provided however, that to the extent that any of the Total Adviser Fees relates to CMBS, the Adviser shall designate 25% of the Total Adviser Fee for such CMBS assets as Sub-Advisory Fees. Pursuant to the CIM Investment Sub-Advisory Agreement, the Adviser will pay the CIM Sub-Adviser a percentage of the Sub-Advisory Fees equal to the percentage of unlevered equity capital attributable to all investments in Real Assets identified and sourced by the CIM Sub-Adviser. Pursuant to the Investment Sub-Advisory Agreement, the Adviser will pay the OFS Sub-Adviser a percentage of the Sub-Advisory Fees equal to the percentage of unlevered equity capital attributable to all credit and credit-related investments and CMBS identified and sourced by the OFS Sub-Adviser. The Sub-Advisory Fees will be paid by the Adviser out of the fee the Adviser receives from the Fund, and will not impact the Fund’s expenses.
In addition, pursuant to the REIT Subsidiary Advisory Agreement, and in consideration of the advisory services to be provided by the Adviser to the REIT Subsidiary, the Adviser is entitled to a management fee, as described below. Pursuant to the REIT Subsidiary Sub-Advisory Agreement, the Adviser pays the CIM Sub-Adviser 50% of the management fee payable to the Adviser on behalf of the REIT Subsidiary.
Management Fee
The Management Fee payable to the Adviser on behalf of the Fund is calculated at an annual rate of 1.50% of the daily value of the Fund’s net assets and is payable quarterly in arrears. The management fee payable to the Adviser on behalf of the REIT Subsidiary is calculated at an annual rate of 1.50% of the daily value of the REIT Subsidiary’s net assets. Management Fees payable by the Fund will be offset by any advisory fees paid by a REIT Subsidiary. The Adviser has waived its right to receive a Management Fee on the portion of the Fund’s assets invested in an affiliated publicly-traded REIT.
Incentive Fee
The Incentive Fee is calculated and payable quarterly in arrears and equals 15% of the Fund’s “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter, subject to a preferred return, or “hurdle,” and a “catch up” feature. For this purpose, “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from an investment, which are deferred and recognized on a straight-line basis) accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the Management Fee, expenses payable under the Services Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes accrued income that the Fund has not yet received in cash, as well as any such amounts received (or accrued) in kind. Pre-Incentive Fee Net Investment Income does not include any capital gains or losses, and no incentive fees are payable in respect of any capital gains and no incentive fees are reduced in respect of any capital losses. For purposes of calculating Pre-Incentive Fee Net Investment Income, we will look through derivatives or swaps as if the Fund owned the reference assets directly. Therefore, Net Interest, if any, associated with a derivative or swap (which is defined as the difference between (a) the interest income and fees received in respect of the reference assets of the derivative or swap and (b) all interest and other expenses paid by the Fund to the derivative or swap counterparty) is included in the calculation of Pre-Incentive Fee Net Investment Income. We will not include termination payments received related to a derivative or swap position in the calculation of Pre-Incentive Fee Net Investment Income. Incentive fees payable to our Adviser will be offset by any incentive fees payable by our REIT Subsidiaries.
Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a hurdle of 1.50% of the Fund’s NAV per quarter. For such purposes, the Fund’s quarterly rate of return is determined by dividing its Pre-Incentive Fee Net Investment Income by its NAV as of the prior period end.
The incentive fee is paid to the Adviser as follows:
•    No Incentive Fee is payable in any calendar quarter in which the Fund’s Pre-Incentive Fee Net Investment Income does not exceed the quarterly hurdle rate of 1.50%;
•    100% of the Fund’s Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than or equal to 1.765% in any calendar quarter is payable to the Adviser. This portion of the Fund’s Pre-Incentive Fee Net Investment Income which exceeds the hurdle rate but is less than or equal to 1.765% is referred to as the “catch-up.” The “catch-up” provision is intended to benefit the Adviser and to provide the Adviser with an incentive fee of 15% on all of the Fund’s Pre-Incentive Fee Net Investment Income when the Fund’s Pre-Incentive Fee Net Investment Income reaches 1.765% of our NAV in any calendar quarter; and
•    15.0% of the Fund’s Pre-Incentive Fee Net Investment Income, if any, that exceeds 1.765% in any calendar quarter is payable to the Adviser once the hurdle rate is reached and the catch-up is achieved (15.0% of all the Fund’s Pre-Incentive Fee Net Investment Income thereafter is allocated to the Adviser).
You should be aware that a rise in the general level of interest rates may be expected to lead to higher interest rates applicable to the Fund’s investments. Accordingly, an increase in interest rates would make it easier for the Fund to meet or exceed the hurdle rate and may result in a substantial increase of the amount of Incentive Fees payable to the Adviser.
No Incentive Fee is payable to the Adviser on capital gains, whether realized or unrealized. In addition, the amount of the Incentive Fee is not affected by any realized or unrealized losses that the Fund may suffer. As a result, the Fund may pay Incentive Fees to the Adviser for a quarter in which the Fund experiences a decline in its NAV.
The following is a graphical representation of the calculation of the Incentive Fee:
Quarterly Incentive Fee
Fund’s Pre-Incentive Fee Net Investment Income
(expressed as a percentage of the value of net assets)
Percentage of Pre-Incentive Fee Net Investment Income allocated to the Incentive Fee.
Any returns shown in the graphical representation of the incentive fee are for illustrative purposes only, and actual returns may vary from those shown.
Example of Incentive Fee Calculation
Assumptions
•    Hurdle Rate = 1.50%
•    Management Fee = 1.50%
•    Other estimated expenses (legal, accounting, custodian, transfer agent, etc.)(1) = 1.75%
(1)    Excludes estimated offering expenses and expenses paid directly, or reimbursed by, the Adviser.

Alternative 1
Additional Assumptions
•    Investment income (including interest, dividends, fees, etc.) = 4.0%
•    Pre-Incentive Fee Net Investment Income (investment income – (management fee + other expenses)) = 0.75%
Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate, therefore there is no incentive fee.
Alternative 2
Additional Assumptions
•    Investment income (including interest, dividends, fees, etc.) = 5.75%
•    Pre-Incentive Fee Net Investment Income (investment income – (management fee + other expenses)) = 2.50%
Pre-Incentive Fee Net Investment Income exceeds the hurdle rate, therefore there is an incentive fee.
Incentive Fee Calculation = 0.37525% [0.265% + 0.110250%] or [(100%*(1.765% - 1.50%) + 15%*(2.50% - 1.765%)]
Approval of the Investment Advisory Agreement and Sub-Advisory Agreements
Approval of the Investment Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder. A discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement is available in the Fund’s semi-annual report on Form N-CSR for the period ended March 31, 2025.
Approval of each of the CIM Investment Sub-Advisory Agreement and the OFS Investment Sub-Advisory Agreement was made in accordance with, and on the basis of an evaluation satisfactory to the Board, as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder. A discussion regarding the basis for the Board’s approval of the CIM Investment Sub-Advisory Agreement is available in the Fund’s semi-annual report on Form N-CSR for the period ended March 31, 2025. A discussion regarding the basis for the Board’s approval of the OFS Investment Sub-Advisory Agreement is available in the Fund’s annual report on Form N-CSR for the year ended September 30, 2025.
The Investment Advisory Agreement and the CIM Investment Sub-Advisory Agreement were most recently renewed and approved by the Board, on February 12, 2025. The OFS Investment Sub-Advisory Agreement was most recently renewed and approved by the Board on May 22, 2025.

FUND EXPENSES
The Advisers bear all of their own costs incurred in providing investment advisory services to the Fund. As described below, however, the Fund bears all other expenses incurred in the business of the Fund, including amounts that the Fund pays to the Adviser (in its capacity as Co-Administrator) for certain administrative services that the Adviser (or its affiliate) provides pursuant to the Administration Agreement. The services provided pursuant to the Administration Agreement include provisions of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on our behalf. In addition, the Adviser will perform the calculation and publication of our NAV and oversee the preparation and filing of our tax returns, the payment of our expenses and the performance oversight of various third party service providers. The Adviser or its affiliate will also furnish us with office facilities, equipment and personnel for servicing the management of our operations.
Expenses borne directly by the Fund (and thus indirectly by the shareholders) include:

•    the independent audit of the Fund’s seed-stage financial statements and expenses related to its registration under the 1940 Act;
•    organization and offering costs of the Fund;
•    borrowings and offerings of the Common Shares and other securities and incurrences of any indebtedness, subject to limitations included in the Investment Advisory Agreement;
•    the cost of calculating the Fund’s NAV, including the cost of any third-party valuation services;
•    the cost of effecting sales and repurchases of the Common Shares and other securities and effecting distributions on the Fund’s securities;
•    investment advisory fees of the Adviser;
•    fees relating to, or associated with, making, monitoring and disposing of investments and valuing investments and enforcing contractual rights, including fees and expenses associated with performing due diligence reviews of prospective investments;
•    broken deal expenses, i.e., fees and expenses relating to investments that could have been made by the Fund but the Fund did not make and./or transactions that could have been executed by the Fund but the Fund did not consummate, including fees and expenses associated with preforming due diligence review and negotiating the terms of such investments or transactions;
•    research and market data (including news and quotation equipment and services and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);
•    transfer agent, dividend paying and reinvestment agent and custodial fees;
•    fees and expenses associated with the Fund’s marketing efforts;
•    interest payable on debt, if any, incurred to finance the Fund’s investments;
•    U.S. federal and state registration fees;
•    U.S. federal, state and local taxes;
•    the fees and expenses of the Independent Trustees;
•    the costs of proxy statements, shareholders’ reports and notices;
•    fidelity bond, trustees and officers/errors and omissions liability insurance and other insurance premiums;
•    direct costs such as printing, mailing, long distance telephone and staff costs;
•    fees and expenses associated with independent audits, internal audit and outside legal costs;
•    the costs associated with the Fund’s reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;
•    brokerage commissions for the Fund’s investments; and
•    all other fees and expenses incurred by the Advisers, the Fund or any of the Fund’s subsidiaries in connection with administering the Fund’s business, including the reimbursement of the allocable portion of the compensation of the Fund’s principal financial officer, chief compliance officer and administrative support, to the extent they are not controlling persons of the Advisers or any of its affiliates, subject to the limitations included in the Investment Advisory Agreement and Administration Agreement.
For the avoidance of doubt, the Fund will indirectly bear the expenses of the REIT Subsidiary (although any advisory fees paid by the REIT Subsidiary to the Adviser will be offset by a corresponding waiver of the Fund’s advisory fee by the Adviser). Except as otherwise described in this prospectus, the Adviser and the Sub-Advisers will each be reimbursed by the Fund for any of the above expenses that they pay on behalf of the Fund, including administrative expenses they incur on such entity’s behalf. The Affiliated Real Estate Service Providers may also perform the Real Estate Services for the Fund’s Real Assets Investments at prevailing market rates. The Fund will also reimburse the Adviser for actual expenses incurred in connection with the Real Estate Services. The Real Estate Services may consist of property management, development management, and/or leasing brokerage services for real estate investments held by the REIT Subsidiary.
Property management services are those generally related to the day-to-day physical management of the property, which include:
•    arranging for regular maintenance and emergency repairs;
•    preparation of annual capital and operating budgets and monthly operating reports;
•    supervision of onsite personnel;
•    monitoring results and oversight of vendor services, maintenance and capital improvement schedules; and
•    ensuring that revenue objectives are met, lease terms are followed, receivables are collected, preventative maintenance programs are implemented, vendors are evaluated and expenses are controlled.
Development management services are those generally related to the oversight and execution of the development plans for the property, which include:
•    construction oversight, including adherence to budgets, schedules, quality and scope of a construction project;
•    management of the design, engineering and construction of development opportunities;
•    selection and management of project teams including architects, engineers, design professionals, contractors and other consultants;
•    oversight of project entitlements including site planning, technical studies, project permits and approvals, community outreach, public-private partnerships and government interface;
•    project design management with a focus on programming, integration of uses, efficiencies, aesthetics, sustainability and environmental quality; and
•    management of general contractors and trade subcontractors directed at achieving quality, schedule and budget targets.
Leasing and brokerage services are those generally related to leasing property to tenants, which include:
•    development of leasing plans; and
•    marketing of available space to prospective tenants.
To the extent certain expenses attributable to the Fund are allocated among multiple entities, such expenses related to personnel will be allocated based on the percentage of time spent on each entity (i.e. the allocable portion of the compensation of the Fund’s principal financial officer, chief compliance officer and administrative support), and such expenses related to services used by multiple entities will be allocated based on each entity’s assets under management (i.e. software costs).
Expense Limitation and Reimbursement Agreement
The Adviser and the Fund have entered into the Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including organizational and certain offering expenses, but excluding the incentive fee, the management fee, the shareholder services fee, fees and expenses associated with the Real Estate Services, the distribution fee, dividend and interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), brokerage commissions, acquired fund fees and expenses, taxes and extraordinary expenses), to the extent that they exceed the Expense Limitation. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than thirty-six (36) months from the date which they were incurred; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time the expenses were waived or absorbed to be exceeded; and (3) the reimbursement is approved by the Board. The Expense Limitation Agreement will remain in effect until February 28, 2027. The Fund expects the Expense Limitation Agreement to continue in effect for successive twelve month-periods contingent on the annual approval of a majority of the Board. The Expense Limitation Agreement may be terminated at any time, and without payment of any penalty, only by the Board, upon sixty (60) days’ written notice to the Adviser. The Expense Limitation Agreement may not be terminated by the Adviser without the consent of the Board. For the year ended September 30, 2025, the Adviser waived fees and reimbursed expenses of $4,778,561 .
As of September 30, 2025, the following amounts were available for recoupment by the Adviser based upon their potential expiration dates:

Period Waived
From	To	Amount	Maximum Expiration Date
10/1/2022	9/30/2023	$4,024,557	9/30/2026
10/1/2023	9/30/2024	$3,542,903	9/30/2027
10/1/2024	9/30/2025	$4,778,561	9/30/2028
Organizational and Offering Costs
Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Fund’s organization. The Fund’s offering costs include, among other things, legal, accounting, printing and other expenses pertaining to this offering. Organization costs will be expensed as incurred and offering costs will be capitalized on the Fund’s statement of assets and liabilities as deferred offering costs and will be amortized to deferred offering expense on the Fund’s statement of operations over a twelve-month period commencing at the later of (i) when the expense was incurred and (ii) when operations begin.
CONFLICTS OF INTEREST
The Adviser and the Sub-Advisers are affiliates as a result of being entities under common control. The Fund’s executive officers and trustees, and the employees of the Adviser and the Sub-Advisers, serve or may serve as officers, trustees or principals of (i) entities that operate in the same or a related line of business as the Fund, (ii) entities in which the Fund invests or in which the Fund is considering making an investment, or (iii) the Advised Funds.
The Sub-Advisers, from time to time, may be presented with investment opportunities that fall within the investment objectives of the Fund and the Advised Funds. In such circumstances, the CIM Sub-Adviser or the OFS Sub-Adviser, as applicable, expect to allocate such opportunities among the Fund and the Advised Funds in accordance with their respective allocation policies designed to allocate investment opportunities among their respective Advised Funds in a fair and equitable manner. If an investment opportunity is appropriate for two or more such Advised Funds with similar or overlapping investment strategies, such investment opportunity will be allocated based on the provisions governing allocation of such investment opportunities, if any, in the relevant organizational and operational documents of such Advised Funds. In the absence of such provisions, the Allocation Committee of the CIM Sub-Adviser or the OFS Sub-Adviser, as applicable, will determine the allocation by considering, among other things, the following factors and the weight that should be given with respect thereto: (i) the investment guidelines and/or restrictions set forth in the applicable organizational or operational documents of each such Advised Fund; (ii) the risk and return profile of each such Advised Fund; (iii) the suitability/priority of a particular investment for such Advised Fund, and the applicability of any current investment strategies, including regarding: (a) current and total return requirements, (b) emphasizing or limiting exposure to the security or type of security in question, (c) diversification, including industry or company exposure, currency and jurisdiction, or (d) rating agency ratings; (iv) if applicable, the target position size of the investment for the Advised Fund; (v) the Advised Fund’s level of available cash for investment; (vi) the total amount of funds committed by the Advised Fund, and the Advised Fund’s existing or prior positions in the security or borrower, if any; (vii) the vintage and remaining term of the Advised Fund’s investment period, if any; and (viii) any other consideration deemed relevant by the CIM Sub-Adviser and the OFS Sub-Adviser, as applicable, in good faith. Priority as to acquisitions will generally be given to the Advised Funds that are in their “ramp-up” period over the Advised Funds that are outside their ramp-up period but still within their investment or re-investment periods. However, application of one or more of the factors listed above, or other factors determined to be relevant or appropriate, may result in the allocation of an investment opportunity to a fund no longer in its ramp-up period over a fund that is still within its ramp-up period.
In certain cases, an investment opportunity that is suitable for multiple Advised Funds may not be capable of being shared among some or all of such Advised Funds due to the limited availability of the opportunity or other factors such as regulatory or contractual restrictions imposed upon one or more of such Advised Funds. In situations where co-investment among multiple Advised Funds is not permitted or appropriate, the CIM Sub-Adviser or the OFS Sub-Adviser, as applicable, will need to decide which Advised Fund will participate in the investment. The CIM-Sub Adviser or the OFS Sub-Adviser, as applicable, will allocate investment opportunities across its Advised Funds for which such opportunities are appropriate, consistent with (1) its internal conflict of interest and allocation policies and (2) the requirements of the Advisers Act. The CIM Sub-Adviser or the OFS Sub-Adviser, as applicable, will seek to allocate investment opportunities among such Advised Funds in a manner that is fair and equitable over time and consistent with (i) applicable law, (ii) such allocation procedures it may have in place from time to time as described in its Form ADV and (iii) such other relevant internal policies and procedures of the CIM Sub-Adviser or the OFS Sub-Adviser, as applicable, from time to time. However, there is no assurance that such investment opportunities will be allocated to the Fund fairly or equitably in the short-term or over time and there can be no assurance that the Fund will be able to participate in any particular investment opportunities that are suitable for it.
The Fund is prohibited under the 1940 Act from participating in certain transactions with its affiliates without the prior approval of the Board of Trustees and, in some cases, of the SEC. Those transactions include purchases and sales, and so-called “joint” transactions, in which the Fund and one or more of its affiliates are engaging together in certain types of profit-making activities. Any person that owns, directly or indirectly, five percent or more of our outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act, and the Fund is generally prohibited from engaging in purchases or sales of assets or joint transactions with such affiliates, absent the prior approval of the Board. Additionally, without the approval of the SEC, the Fund is prohibited from engaging in purchases or sales of assets or joint transactions with the following affiliated persons: (a) the Fund’s officers, trustees, and employees; (b) the Adviser and its affiliates; (c) the CIM Sub-Adviser or its affiliates; and (d) the OFS Sub-Adviser or its affiliates.
The Fund may, however, invest alongside the Adviser, the Sub-Advisers and their respective affiliates or their respective other Advised Funds in certain circumstances where doing so is consistent with current law and SEC staff interpretations. For example, the Fund may invest alongside such accounts consistent with guidance promulgated by the SEC staff permitting the Fund and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the CIM Sub-Adviser or the OFS Sub-Adviser, acting on the Fund’s behalf and on behalf of other clients, negotiates no term other than price. Co-investment with such other accounts is not permitted or appropriate under this guidance when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between our interests and those of other accounts. Moreover, except in certain circumstances, this guidance does not permit the Fund to invest in any issuer in which the Adviser or the Sub-Advisers and their affiliates or an Advised Fund or its affiliates has previously invested.
In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the Order that the Fund has obtained from the SEC allow it to co-invest with certain of its affiliates in a manner consistent with its investment objective, positions, policies, strategies and restrictions as well as regulatory requirements, the conditions specified in the Order and other pertinent factors. Pursuant to the Order, the Fund is generally permitted to co-invest with certain of its affiliates if a “required majority” (as defined in the 1940 Act) of its independent trustees makes certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of the Fund or its shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of shareholders and is consistent with the Fund’s investment objective and strategies. As a result of the Order, there could be significant overlap in the Fund’s investment portfolio and the investment portfolio of other funds managed by the Adviser, the Sub-Advisers or their affiliates that can avail themselves of the Order.
Conflicts may arise when the Fund makes an investment in conjunction with an investment being made by the Advised Funds or other clients of the Adviser, Sub-Advisers or their affiliates, or in a transaction where another client or client of such affiliates has already made an investment. Investment opportunities are, from time to time, appropriate for more than one client of the Adviser, Sub-Advisers or their affiliates in the same, different or overlapping securities of a portfolio company’s capital structure. Conflicts arise in determining the terms of investments, particularly where these clients may invest in different types of securities in a single portfolio company. Questions arise as to whether payment obligations and covenants should be enforced, modified or waived, or whether debt should be restructured, modified or refinanced.
The Fund may invest in debt and other securities of companies in which other clients hold those same securities or different securities, including equity securities. In the event that such investments are made by the Fund, the Fund’s interests will at times conflict with the interests of such other clients or clients of the Adviser’s or the Sub-Advisers’ affiliates, particularly in circumstances where the underlying company is facing financial distress. Decisions about what action should be taken, particularly in troubled situations, raises conflicts of interest, including, among other things, whether or not to enforce claims, whether or not to advocate or initiate a restructuring or liquidation inside or outside of bankruptcy, and the terms of any work-out or restructuring. The involvement of multiple clients at both the equity and debt levels could inhibit strategic information exchanges among fellow creditors, including among the Fund, the Advised Funds and other clients of the Adviser, Sub-Advisers or their affiliates. In certain circumstances, the Fund, the Advised Funds or other clients of the Adviser, Sub-Advisers or their affiliates may be prohibited from exercising voting or other rights and may be subject to claims by other creditors with respect to the subordination of their interest.
For example, in the event that one client has a controlling or significantly influential position in a portfolio company, that client may have the ability to elect some or all of the board of directors of such a portfolio company, thereby controlling the policies and operations, including the appointment of management, future issuances of securities, payment of dividends, incurrence of debt and entering into extraordinary transactions. In addition, a controlling client is likely to have the ability to determine, or influence, the outcome of operational matters and to cause, or prevent, a change in control of such a portfolio company. Such management and operational decisions may, at times, be in direct conflict with the Fund, the Advised Funds or other clients that have invested in the same portfolio company that do not have the same level of control or influence over the portfolio company.
If additional capital is necessary as a result of financial or other difficulties, or to finance growth or other opportunities, the Fund, the Advised Funds or other clients of the Adviser, Sub-Advisers or their affiliates may or may not provide such additional capital, and if provided each client will supply such additional capital in such amounts, if any, as determined by the Adviser, Sub-Advisers and/or their affiliates. Investments by more than one client of the Adviser, Sub-Advisers or their affiliates in a portfolio company also raises the risk of using assets of a client of the Adviser, Sub-Advisers or their affiliates to support positions taken by other clients of the Adviser, Sub-Advisers or their affiliates, or that a client may remain passive in a situation in which it is entitled to vote. In addition, there may be differences in timing of entry into, or exit from, a portfolio company for reasons such as differences in strategy, existing portfolio or liquidity needs, different client mandates or fund differences, or different securities being held. These variations in timing may be detrimental to the Fund.
The application of the Fund’s investment mandate as compared to investment mandates of other clients of the Adviser, the Sub-Advisers or their affiliates and the policies and procedures of the Adviser, Sub-Advisers and their affiliates are expected to vary based on the particular facts and circumstances surrounding each investment by two or more clients, in particular when those clients are in different classes of an issuer’s capital structure (as well as across multiple issuers or borrowers within the same overall capital structure) and, as such, there may be a degree of variation and potential inconsistencies, in the manner in which potential or actual conflicts are addressed.

The results of the Fund’s investment activities may differ significantly from the results achieved by the Advised Funds. It is possible that one or more of such funds will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which one or more affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible.
The Sub-Advisers may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of their affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Adviser, the Sub-Advisers or their affiliates. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more affiliates of the Adviser and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.
The Affiliated Real Estate Service Providers, which entities are affiliated with the Adviser, may perform the Real Estate Services for the Fund’s Real Assets Investments at prevailing market rates. This would result in additional fees being paid to the Affiliated Real Estate Service Providers. The provision of the Real Estate Services by the Affiliated Real Estate Service Providers will give rise to conflicts of interest. For example, the Adviser may have an incentive to cause the Fund to select an Affiliated Real Estate Service Provider to perform the Real Estate Services for the purpose of generating additional fees or other compensation payable to such Affiliated Real Estate Service Provider (which will not offset any investment advisory fees paid by the Fund to the Adviser), and there can be no guarantee that the Affiliated Real Estate Service Provider will have a positive impact on the Fund or its investments, or that an Affiliated Real Estate Service Provider produce results better than a third-party service provider would. Additionally, the Affiliated Real Estate Service Providers may have duties to parties other than the Fund, and the Fund may not be able to control or influence the standards or actions of the Affiliated Real Estate Service Providers notwithstanding its affiliation with the Affiliated Real Estate Service Providers. The fees and expenses paid to the Affiliated Real Estate Service Providers will be determined in the Board’s commercially reasonable discretion, taking into account the relevant facts and circumstances (including a comparison against prevailing market rates for such services) and consistent with the responsibilities of the Board, the Fund and the Adviser.
By reason of the various activities of the Adviser and the Sub-Advisers and their affiliates, the Adviser and the Sub-Advisers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
The Adviser and the Sub-Advisers have adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Adviser and the Sub-Advisers believe such voting decisions to be in accordance with their fiduciary obligations.
PLAN OF DISTRIBUTION
This is a continuous offering of Common Shares as permitted by the U.S. federal securities laws. The Fund is offering on a continuous basis up to $1,000,000,000 in Class I Shares, Class C Shares, Class A Shares and Class L Shares. The Fund is offering to sell any combination of Common Shares, with an aggregate number of Common Shares up to the maximum offering amount.
The table below summarizes the fees generally payable to the Distributor with respect to the Class I Shares, Class C Shares, Class A Shares and Class L Shares.

	Class I Shares	Class C Shares	Class A Shares	Class L Shares
Sales Load	None	None	5.75%	4.25%
Distribution Fee	None	0.75%	None	0.25%
Servicing Fee	None	0.25%	0.25%	0.25%
Northern Lights Distributors, LLC, serves as the Distributor of the Fund’s Class I Shares, Class C Shares, Class A Shares and Class L Shares and serves in that capacity on a best efforts basis, subject to various conditions. CCO Capital, LLC serves as the Fund’s Dealer Manager for this offering and receives compensation for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of the Fund’s Common Shares. In connection with the Dealer Manager’s wholesale activities, the Distributor and the Dealer Manager have entered into the Wholesale Marketing Agreement, pursuant to which the Dealer Manager solicits, through participating dealers, purchasers in the Fund’s shares and undertakes such advertising and promotion as it believes is reasonable in connection with procuring purchasers in the Fund’s shares and pursuant to which the Distributor may compensate the Dealer Manager for such services. The Common Shares may be offered through Selling Agents that have entered into selling agreements with the Distributor.
With regard to Class A Shares and Class L Shares, there is a front-end sales load of up to 5.75% and up to 4.25% of the offering price, respectively, which includes a selling commission paid to Selling Agents and the Dealer Manager Fee. For Class A Shares, the Selling Agents typically receive 5.0% of the front-end sales load and the Dealer Manager receives 0.75%. For Class L Shares, the Selling Agents typically receive 3.5% of the front-end sales load and the Dealer Manager receives 0.75%. The Dealer Manager may re-allow all or a portion of the Dealer Manager Fee to Selling Agents. The Selling Agents may, in their sole discretion, reduce or waive the selling commission. Investors should direct any questions regarding selling commissions to the relevant Selling Agent.
Class A Shares, Class C Shares and Class L Shares are available through brokerage, transactional-based accounts and through certain fee-based programs. Class I Shares are generally available only (1) to endowments, foundations, pension funds and other institutional investors for purchase in this offering, (2) through fee-based programs, also known as wrap accounts, that provide access to Class I Shares, (3) through Selling Agents that have alternative fee arrangements with their clients to provide access to Class I Shares, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (6) to other categories of investors that the Fund names in an amendment or supplement to this prospectus, or (7) to the Fund’s executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, the Sub-Advisers or other affiliates and their immediate family members, and, if approved by the Board, JV partners, consultants and other service providers. Your financial intermediary may impose higher investor eligibility standards. In certain cases, where a holder of Class A, Class C or Class L Shares exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I Shares (provided, in the case of the Class C Shares, such holder has held the shares for at least one year). The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting solely from willful misfeasance, gross negligence or fraud on the part of the Distributor in the performance of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, engage in transactions with or perform services for the Adviser and its affiliates in the ordinary course of business.
The Adviser, the Sub-Advisers or their affiliates, in the Adviser’s and the Sub-Advisers’ discretion and from their own resources, may pay additional compensation to Selling Agents in connection with the sale of the Common Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages, including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of

Additional Compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Common Shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the fund over other potential investments.
Northern Lights Distributors, LLC, located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, is the principal underwriter and acts as the distributor of the Class I Shares, Class C Shares, Class A Shares and Class L Shares. The Distributor is not required to sell any specific number or dollar amount of Shares, but will use its best efforts to distribute the Common Shares. Shares will not be listed on any national securities exchange and the Distributor will not act as a market maker in Shares. The Distributor is an affiliate of the Ultimus Administrator.
Purchasing Shares
Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors may buy and sell shares of the Fund through Selling Agents and their representatives that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund. Orders will be priced at the appropriate price next computed after it is received by a Selling Agent. A Selling Agent may hold shares in an omnibus account in the Selling Agent’s name or the Selling Agent may maintain individual ownership records. We may pay the Selling Agent for maintaining individual ownership records as well as providing other shareholder services. Selling Agents may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Selling Agent to determine if it is subject to these arrangements. Selling Agents are responsible for placing orders correctly and promptly with the Fund, and for forwarding payment promptly. Orders transmitted with a Selling Agent before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the New York Stock Exchange (“NYSE”) is open for business, will be priced based on the Fund’s NAV determined as of such day, while orders placed with a Selling Agent after the close of regular trading (generally after 4:00 p.m., Eastern Time) on a day that the NYSE is open for business will be priced based on the Fund’s NAV determined on the day following the date upon which such order is received by the Selling Agent.
By Mail
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to “CIM Real Assets & Credit Fund” or “CIM Fund”, to:

Regular Mail	Overnight Mail
CIM Real Assets & Credit Fund Investment Processing Department c/o SS&C GIDS, Inc. P.O. Box 219312 Kansas City, MO 64121-9312	CIM Real Assets & Credit Fund Investment Processing Department c/o SS&C GIDS, Inc. 801 Pennsylvania Ave, Kansas City, MO 64105
All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third-party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.
The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call us at (866) 907-2653 for wiring instructions and to notify us that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by our designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:
ABA #: (number provided by calling toll-free number above)
Credit: SS&C GIDS, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit: CIM Real Assets & Credit Fund
(shareholder registration)
(shareholder account number)
By Wire — Subsequent Investments
Before sending a wire, investors must contact the transfer agent to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.
Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $1,000 on specified days of each month into your established Fund account. Please contact the Fund at (866) 907-2653 for more information about the Fund’s Automatic Investment Plan.
By Telephone
Investors may purchase additional shares of the Fund by calling (866) 907-2653. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4:00 p.m. Eastern time will be purchased at the appropriate price calculated on that day.
Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.
In compliance with the USA Patriot Act of 2001, the Fund’s transfer agent will verify certain information on each account application or subscription agreement, as applicable. As requested on the applicable document, investors must supply full name, date of birth, social security number and residential street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Shareholder Relations at (866) 907-2653 for additional assistance when completing an account application or subscription agreement.
If the transfer agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The transfer agent also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

Purchase Through Financial Intermediaries
You may purchase Common Shares through certain financial intermediaries that have made arrangements with the Fund or its Distributor to receive purchase orders. Such financial intermediaries are authorized to designate other intermediaries to receive purchase orders on behalf of the Fund. When you place your order with such a financial intermediary, or its designee, your order is treated as if you had placed it directly with the Fund’s transfer agent, and you will pay the next price calculated by the Fund. The financial intermediary may hold your shares in an omnibus account in its (or its agent’s) name, and, in such case, the financial intermediary maintains your individual ownership records. The Adviser may pay the financial intermediary for maintaining these records as well as providing other shareholder services. The financial intermediary may charge you a fee for handling your order. The financial intermediary is responsible for processing your order correctly and promptly, keeping you advised regarding the status of your individual account, and confirming your transactions.
If you decide to purchase Common Shares through a financial intermediary, please carefully review the program materials provided to you by your financial intermediary, because particular brokers may adopt policies or procedures that are separate from those described in this Prospectus.
Purchase requests submitted to a financial intermediary after the financial intermediary’s imposed cut-off time may not be received by the Fund prior to the Fund’s cut-off time at the close of regular trading (generally 4:00 p.m., Eastern time) on that day. Such purchase requests will be processed at the NAV calculated at the close of regular trading on the next day that the NYSE is open for business. For more information about your financial intermediary’s rules and procedures, and whether your financial intermediary imposes cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund, you should contact your financial intermediary directly.
About the Dealer Manager
CCO Capital, LLC is a Delaware limited liability company that is registered as a broker-dealer with the SEC and FINRA. The Dealer Manager is an affiliate of the Adviser and is an indirect wholly-owned subsidiary of CIM Group. The Dealer Manager has distributed shares of many of CIM Group’s prior real estate programs, and has built relationships with a large number of broker-dealers throughout the country, which participated in some or all of those prior offerings. The Dealer Manager receives compensation for services relating to this offering and provides certain sales, promotional and marketing services to the Fund in connection with the distribution of the Common Shares offered pursuant to this prospectus.
Purchase Terms
The minimum initial investment is $2,500 for Class A Shares, Class C Shares and Class L Shares and $1,000,000 for Class I Shares. The minimum subsequent investment per account for all classes of Common Shares is $1,000. The Fund reserves the right to waive the investment minimum for Class I Shares, and the minimum subsequent investment for all classes. The Fund may permit a financial intermediary to waive the initial minimum per shareholder for Class I Shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based advisory programs; financial intermediaries with clients of an RIA purchasing fund shares in fee based advisory accounts with a $1,000,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. Your financial intermediary may impose higher minimum investment thresholds. The Fund’s Common Shares are offered for sale through the Distributor at the then-current NAV per each class of Common Shares plus any applicable sales load. The price of the Common Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Common Shares. The Fund will accept the purchase of Common Shares daily.

Share Class Considerations
An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class may be different. When selecting a share class, you should consider the following:
•    which share classes are available to you;
•    how much you intend to invest;
•    how long you expect to own the shares; and
•    total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all Selling Agents offer all classes of shares. If your Selling Agent offers more than one class of shares, you should carefully consider which class of shares to purchase.
Distribution Plan
The Fund, with respect to its Class C Shares and Class L Shares, has adopted a “Distribution Plan” to pay the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of Class C Shares and Class L Shares. The DRP operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of the exemptive relief under the 1940 Act which permits it to have a multi-class structure and distribution and shareholder servicing fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee that is calculated monthly and accrued daily at an annualized rate of 0.75% and 0.25% of the average daily net assets of the Fund attributable to Class C Shares and Class L Shares, respectively. The Distributor may pay all or a portion of the Distribution Fee to the Selling Agents that sell Class C Shares and Class L Shares.
Shareholder Services Plan
The Fund has adopted a “Shareholder Services Plan” with respect to its Class C Shares, Class A Shares and Class L Shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include but are not limited to: responding to client inquiries of a general nature regarding the Fund; electronic processing of client orders; electronic fund transfers between clients and the Fund; account reconciliations with the transfer agent; facilitation of electronic delivery to clients of Fund documentation; monitoring client accounts for back-up withholding and any other special tax reporting obligations; maintenance of books and records with respect to the foregoing; and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, Class C, Class A and Class L Shares will pay the Distributor a Servicing Fee that will accrue at an annual rate of up to 0.25% of the Fund’s average daily net assets attributable to the respective share class and will be payable on a monthly basis. All or a portion of the Servicing Fee may be used to compensate financial industry professionals for providing ongoing shareholder services. Class I Shares are not subject to a shareholder servicing fee.
Sales Load
Investors purchasing Class I Shares or Class C Shares will not pay an upfront sales load.
Investors purchasing Class A Shares will pay a sales load based on the amount of their investment in the Fund. A reallowance to Selling Agents will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Dealer Manager as the Dealer Manager Fee. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.50% to 5.75% of the offering price, as set forth in the table below:

Amount Purchased	Dealer Reallowance(1)	Dealer Manager Fee	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested
Under $100,000	5.00%	0.75%	5.75%	6.10%
$100,000 – $249,999	4.00%	0.75%	4.75%	4.99%
$250,000 – $499,999	3.00%	0.75%	3.75%	3.90%
$500,000 – $999,999	2.00%	0.50%	2.50%	2.56%
$1,000,000 and Above	1.00%	0.50%	1.50%	1.52%

(1) Gross Dealer Concession paid to participating broker-dealers.
Investors purchasing Class L Shares will pay a Sales Load based on the amount of their investment. The Sales Load payable by each investor depends upon the amount invested by such investor, but may range from 1.25% to 4.25% of the offering price, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Dealer Manager as the Dealer Manager Fee. The following table shows the discounted price per Class L Share and the reduced selling commissions payable for volume sales of Class L Shares:

Dollar Amount of Shares Purchased	Dealer Reallowance (1)	Dealer Manager Fee	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested
Under $250,000	3.50%	0.75%	4.25%	4.44%
$250,000 – $499,999	2.50%	0.75%	3.25%	3.36%
$500,000 – $999,999	1.50%	0.50%	2.00%	2.04%
$1,000,000 and Above	1.00%	0.25%	1.25%	1.27%

(1) Gross Dealer Concession paid to participating broker-dealers.
Payments to Financial Intermediaries
The Adviser and/or its affiliates may enter into arrangements to make payments for additional activities to select financial intermediaries intended to result in the sale of Fund shares and/or other shareholder servicing activities out of the Adviser’s own resources (which may include profits from providing advisory services to each Fund). These payments are often referred to as “revenue sharing payments” and the revenue sharing payment amount generally vary by financial intermediary. The aggregate amount of the revenue sharing payments are determined by the Adviser and may be substantial. Revenue sharing payments create no additional cost to each Fund or its applicable shareholders. Revenue sharing payments may create an incentive for a financial intermediary or its employees or associated persons to recommend or sell shares of each Fund to you, rather than shares of another mutual fund. Please contact your financial intermediary’s investment professional for details about revenue sharing payments it may be receiving.
Networking, Sub-Accounting and Administrative Fees
Select financial intermediaries may enter into arrangements with the Fund, or its designees, to perform certain networking, recordkeeping, sub-transfer agent, sub-accounting and/or administrative services for shareholders of the Fund. These actives are routinely processed through the National Securities Clearing Corporation’s Fund/SERV and Trust Networking systems or similar systems. In consideration for providing these services in an automated environment, such financial intermediaries may receive compensation from the Fund.

This compensation may include payments to third parties that provide sub-transfer agent, recordkeeping and/or shareholder services with respect to certain shareholder accounts in lieu of the Fund’s transfer agent providing such services. These third parties are not affiliates of the Fund’s Advisers. The amount paid for sub-transfer agent/recordkeeping services varies depending on the share class and services provided, and is capped at a maximum of 0.20% of assets.
Any such compensation by the Fund to these select financial intermediaries for the aforementioned services are in addition to any distribution related services provided to applicable Fund shareholders.
Potential Sales Charge Waiver
You may be able to buy Class A or Class L Shares without a sales charge (i.e., “load-waived”) when you are:
•    reinvesting distributions;
•    participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services;
•    a current or former director or Trustee of the Fund;
•    an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Adviser or Sub-Advisers or their affiliates or of a broker-dealer authorized to sell Shares of the Fund; or
•    purchasing Shares through a financial services firm (such as a broker-dealer, investment advisor or financial institution) that has a special arrangement with the Fund.
In addition, concurrent purchases of Class A or Class L Shares by related accounts may be combined to determine the application of the sales load (i.e., available breakpoints or volume discounts). The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.
It is the investor’s responsibility to determine whether a reduced Sales Load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order to the Selling Agent through whom the purchase is made so they can notify the Fund.
Letter of Intent
The letter of intent allows you to count all investments within a 13-month period in Class A Shares or Class L Shares as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its Common Shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include the cost of Common Shares of the Fund which were previously purchased at a price including a front-end sales charge during the 90-day period prior to the Distributor receiving the letter of intent. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any Selling Agents may not maintain this information. Common Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.
Right of Accumulation
For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Common Shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:
•    an individual;

•    an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or
•    a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.
If you plan to rely on this right of accumulation, you must notify the Fund’s Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.
Early Withdrawal Charges
Selling brokers, or other financial intermediaries that have entered into selling agreements with the Distributor may receive a commission of up to 1.00% of the purchase price of Class C Shares.
Class C Shares will be subject to an early withdrawal charge of 1.0% of the shareholder’s repurchase proceeds in the event that a shareholder tenders his or her Class C Shares for repurchase such that they will have been held less than 365 days after purchase, as of the time of repurchase. The Distributor may waive the imposition of the early withdrawal charge in the following situations: (1) shareholder death or (2) shareholder bankruptcy. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases representing returns of excess contributions to such plans. Any such waiver does not imply that the early withdrawal charge will be waived at any time in the future or that such early withdrawal charge will be waived for any other shareholder. For any waiver request, notification must be made in conjunction with the tender request. If it is not, we reserve the right not to waive.
Transfer on Death Designation
Registered investors have the option of placing a transfer on death (“TOD”) designation on their Common Shares purchased in this offering. A TOD designation transfers ownership of the Common Shares to a registered investor’s designated beneficiary upon his or her death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the Common Shares. However, this option is not available to residents of the State of Louisiana. If a registered shareholder who purchased the Common Shares in this offering would like to place a TOD designation on his or her Common Shares, the registered shareholder must complete and return the TOD form available upon request to the Fund in order to effect the designation.
PERIODIC REPURCHASE OFFERS
The Fund does not intend to list the Common Shares on any securities exchange and does not expect any secondary market for its shares to develop in the foreseeable future. Therefore, shareholders should expect that they will be unable to sell their shares for an indefinite time or at a desired price. No shareholder will have the right to require the Fund to repurchase such shareholder’s shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Common Shares, and none is expected to develop in the foreseeable future, shareholders will not be able to liquidate their investment, other than through the Fund’s repurchase program.
Shareholders will receive written notice of each quarterly repurchase offer (the “Repurchase Offer Notice”) at least 21 calendar days and not more than 42 calendar days before the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per each class of Common Shares determined as of the close of regular trading on the New York Stock Exchange no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (the “Repurchase Pricing Date”). The Fund will distribute such payment no later than seven calendar days after the Repurchase Pricing Date.

Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of the Common Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of the Common Shares outstanding on the Repurchase Request Deadline.
If a repurchase offer is oversubscribed, the Fund may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Common Shares as of the date of the Repurchase Request Deadline. Any share repurchase offer in excess of 5% of the Fund’s outstanding Common Shares is entirely within the discretion of the Fund. In the event that the Fund determines not to repurchase more than the repurchase offer amount, or if the Fund does determine to increase the amount but shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Common Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Common Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. However, the Fund may accept all Common Shares tendered for repurchase by shareholders who own less than 100 Common Shares and who tender all of their Common Shares, before prorating other amounts tendered. With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum.
Notice to Shareholders
No less than 21 calendar days and no more than 42 calendar days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the Common Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their Common Shares for repurchase. The notice also will include detailed instructions on how to tender the Common Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”), as well as the procedures by which shareholders can withdraw or modify their repurchase requests until the Repurchase Request Deadline. The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.
Repurchase Price
The repurchase price of the Common Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call us at (866) 907-2653 to obtain the NAV. The Repurchase Offer Notice also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Repurchase Amounts and Payment of Proceeds
The Common Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account no more than seven days after the Repurchase Pricing Date (the “Repurchase Payment Date”). The Board may establish other policies for repurchases of the Common Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of the Common Shares not to exceed 2.00% of the outstanding Common Shares on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender Common Shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Common Shares on the Repurchase Request Deadline, the Fund will repurchase the Common Shares on a pro rata basis.

However, the Fund may accept all Common Shares tendered for repurchase by shareholders who own less than 100 Common Shares and who tender all of their Common Shares, before prorating other amounts tendered.
Suspension or Postponement of Repurchase Offer
The Fund may not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the trustees, including a majority of the independent trustees, and only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which the New York Stock Exchange or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Liquidity Requirements
The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. Specifically, from the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. The Fund will ensure that it has assets invested in liquid holdings (for example, CLOs, Broadly Syndicated Loans and CMBS) at least equal to the Liquidity Amount.
If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.
Consequences of Repurchase Offers
Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Sub-Advisers otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Sub-Advisers intend to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn, would reduce the Fund’s NAV.
Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.
The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The Common Shares are not traded on a national securities exchange and no secondary market exists for the Common Shares, nor does the Fund expect a secondary market for its shares to exist in the future.
DETERMINATION OF NET ASSET VALUE
The Fund determines the NAV per each class of Common Shares on each day that the NYSE is open for business as of the close of the regular trading session (normally, 4:00 pm eastern time). The Fund calculates NAV per each class of Common Shares on a class-specific basis, by dividing the total value of the Fund’s net assets attributable to the applicable class by the total number of Common Shares of such class outstanding. The Fund’s net assets are determined by subtracting any liabilities (including borrowings for investment purposes) from the total value of its portfolio investments and other assets. Class I and Class C Shares will be offered at NAV. Class A Shares and Class L Shares will be offered at NAV plus the applicable sales load. The Fund’s assets and liabilities are valued in accordance with the principles set forth below.
Pursuant to Rule 2a-5, the Fund has designated the Adviser as the “Valuation Designee,” meaning that the Adviser values the Fund’s assets in good faith pursuant to valuation policies and procedures that were approved by the Board. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, the Adviser will determine the fair value of such securities and other assets, pursuant to policies and procedures approved by the Board, and subject to Board oversight. On a quarterly basis, or more frequently if necessary, the Adviser reports to the Board regarding the valuation determinations made with respect to the Fund’s investments during the preceding period and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation policies and procedures.
Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the Financial Accounting Standards Board, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.
When determining the fair value of an asset, the Adviser seeks to determine the price that would be received from the sale of the asset in an orderly transaction between market participants at the measurement date, in accordance with ASC Topic 820. Fair value determinations are based upon all available inputs that the Adviser deems relevant, which may include indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts for the investment, and valuations prepared by independent valuation firms.
To the extent that an asset has observable inputs and is therefore deemed to be a Level 1 or Level 2 asset, the Adviser uses observable market quotations as an indicative measure of fair value. Accordingly, debt and equity instruments that are traded in an active market are valued using the prevailing market price. All remaining assets are considered Level 3 Assets in accordance with ASC Topic 820 above, and the Adviser utilizes the assistance of one or more third-party pricing services to value these assets.
Credit and Credit-Related Investments:
In valuing Level 3 credit and credit-related investments, the third-party pricing service considers, in part, the following:
•    macro-economic conditions impacting the private debt and equity markets;
•    industry conditions that impact the company;

•    assessing credit and company specific risk by assessing company specific factors, which includes its size, leverage, collateral, competitive strengths and weaknesses;
•    the borrower’s ability to service its debt; and
•    prevailing interest rates and projected volatility in future interest rates;
•    pricing of similar debt and equity instruments, including, implied yield of similar securities in the same capital structure;
•    relevant terms of the instrument;
•    the enterprise value of the company relative to the face amount of its outstanding debt
Using these considerations, the third-party pricing service derives a risk adjusted discount rate that it applies to the estimated future cash flow to determine the value of the security.
The third-party pricing service periodically monitors and adjusts the fair value of the securities in the Fund’s portfolio to consider the following:
•    changes in market conditions, including interest rates and yield curves;
•    changes in portfolio company information, including changes to its capital structure, liquidity and EBITDA;
•    the company’s enterprise value; and
•    known or knowable transactions, amendments or other events that are relevant to the valuation
All adjustments to the fair value of securities are reviewed and approved by the Adviser, subject to Board oversight.
Commercial Real Estate Properties:
When determining the fair value of the Fund’s interest in the REIT Subsidiary or a subsidiary that owns commercial real estate properties, the Adviser will monitor the value of each of the real properties held. In connection with such monitoring, the Adviser will rely, in part, on the periodic assessment and valuations estimates of one or more independent valuation experts.
Our independent valuation expert will value each of our real estate properties at least on a quarterly basis. The independent valuation expert will collect all reasonably available material information that it deems relevant, including information about the properties from our advisor, the independent valuation expert’s own sources, market information from public sources, the expert’s own proprietary data, and, when deemed necessary by our independent valuation expert, a physical inspection. The independent valuation expert will also review trends in capitalization rates, discount rates, interest rates, leasing rates, as well as a variety of macro- and micro-economic factors.
Based on the available information, the independent valuation expert will estimate the value of that property. The independent valuation expert will consider, as appropriate, valuation methodologies, opinions and judgments, to the extent consistent with our valuation guidelines as adopted by the Board, and with the recommendations set forth in the Uniform Standards of Professional Appraisal Practice and the requirements of the Code of Professional Ethics and Standards of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
Between valuations, the CIM Sub-Adviser will monitor our real estate assets to determine whether a material event has occurred that the Adviser believes may have a material impact on the most recent estimated values provided by our independent valuation expert. If an event has occurred (or the non-occurrence of an event) and is likely to have a material impact on previously provided estimated values of the affected commercial real estate assets, a valuation assessment will be conducted involving the Adviser. Any necessary valuation adjustments will then be incorporated into our NAV. For example, an unexpected termination or renewal of a material lease, a material change in vacancies or an unanticipated structural or environmental event at a property or capital market events may cause the value of a property to change materially. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time.
Upon acquisition, commercial properties will initially be carried at cost until the earlier of the end of (i) the quarter following the quarter of acquisition or (ii) such time as the CIM Sub-Adviser deems appropriate. Thereafter, each commercial property will be valued at least on a quarterly basis by our independent valuation expert.
When determining the fair value of notes receivable and mezzanine loans held for long-term investment, which may be secured directly or indirectly by assets of the borrower, the Adviser will also rely on the assistance of one or more independent valuation experts, which will perform periodic assessments. Typically, acquisition costs will be amortized over the lesser of the remaining life of the loan or a five-year period. Typically, notes receivable will be valued by using a discounted cash flow analysis to estimate the value of the remaining loan payments and any balloon payment at maturity. In projecting the cash flow and the discount rate, various factors will be considered, including among others the quality of the underlying real estate collateral, loan-to-value ratio, payment history and the remaining term of the notes. In addition, consideration will be given to the general real estate market conditions and prevailing interest rates.
DISTRIBUTIONS
The Fund seeks to make consistent monthly distributions at an attractive distribution rate to shareholders. The Fund’s distribution rate may be modified by the Board from time to time without any further notice as portfolio and market conditions change, depending on a number of factors, including, without limitation, the amount of the Fund’s undistributed net investment income and net short- and long term capital gains, as well as the costs of any leverage obtained by the Fund. As portfolio and market conditions change, the rate of distributions on the Common Shares and the Fund’s dividend policy could change.
To permit the Fund to maintain a more stable monthly distribution, the Fund may from time to time distribute less than the entire amount of income earned in a particular period. The undistributed income would be available to supplement future distributions. Alternatively, the Fund has distributed and may from time to time distribute more than the entire amount of its income earned in a particular period. As a result, the distributions paid by the Fund for any particular monthly period may be more or less than the amount of income actually earned by the Fund during that period. Undistributed income will add to the Fund’s NAV (and indirectly benefit the Advisers and the Co-Administrators by increasing the fees to which they are entitled) and, correspondingly, distributions from undistributed income will reduce the Fund’s NAV.
To the extent that any portion of the Fund’s monthly distributions are considered a return of capital to shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such shareholders invested. Although such return of capital distributions are not currently taxable to shareholders, such distributions will have the effect of lowering a shareholder’s adjusted tax basis in such Common Shares, and could result in a higher tax liability when the Common Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the Common Shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the Common Shares are held as capital assets). This distribution policy may, under certain circumstances, have adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board.
Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Plan.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each month. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.
Each year, a statement on Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering and as a result of receiving distributions from REITs that are return of capital distributions. To the extent that the Fund pays distributions to shareholders using proceeds it receives from Fund contributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s adjusted tax basis in his or her Common Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.
As discussed in the “Certain U.S. Federal Tax Considerations” section, to qualify annually for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and 90% of net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and net capital gain income that the Fund recognized for previous calendar years but were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to shareholders.
DIVIDEND REINVESTMENT PLAN
Pursuant to the Fund’s DRP, all common shareholders will have all dividends, including any capital gain dividends, reinvested automatically in additional Common Shares by SS&C GIDS, as agent for the common shareholders (the “DRP Agent”), unless the shareholder elects to receive cash. An election to receive cash may be revoked or reinstated at the option of the shareholder. In the case of record shareholders such as banks, brokers or other nominees that hold the Common Shares for others who are the beneficial owners, the DRP Agent will administer the DRP on the basis of the number of the Common Shares certified from time to time by the record shareholder as representing the total amount registered in such shareholder’s name and held for the account of beneficial owners who are to participate in the DRP. Shareholders whose shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details. Such shareholders may not be able to transfer their shares to another bank or broker and continue to participate in the DRP.
The Common Shares received under the DRP will be issued to you at their NAV on the ex-dividend date; there is no sales or other charge for reinvestment. You are free to withdraw from the DRP and elect to receive cash at any time by giving written notice to the DRP Agent or by contacting your broker or dealer, who will inform the Fund. Your request must be received by the Fund at least ten days prior to the payment date of the distribution to be effective for that dividend or capital gain distribution.

The DRP Agent provides written confirmation of all transactions in the shareholder accounts in the DRP, including information you may need for tax records. Any proxy you receive will include all Common Shares you have received under the DRP.
Neither the DRP Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the U.S. federal securities laws.
Automatically reinvested dividends and distributions are taxed in the same manner as cash dividends and distributions. Holders of Common Shares who receive distributions in the form of additional Common Shares will nonetheless be required to pay applicable U.S. federal, state or local taxes on the reinvested dividends, but will not receive a corresponding cash distribution with which to pay any applicable tax. See “Certain U.S. Federal Tax Considerations.” Additionally, dividends reinvested in Common Shares increase the Fund’s gross assets on which a management fee and an incentive fee are payable to the Adviser and each Sub-Adviser.
The Fund and the DRP Agent reserve the right to amend or terminate the DRP. There is no direct or indirect service charge to participants in the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by the participants, and will provide shareholders with a written notification in the event of any such amendment. Additional information about the DRP may be obtained from the DRP Agent.
All correspondence concerning the DRP should be directed to the DRP Agent at CIM Real Assets & Credit Fund, c/o SS&C GIDS, Inc., P.O. Box 219312, Kansas City, MO 64121-9312. Certain transactions can be performed by calling the toll free number (866) 907-2653.
CERTAIN PROVISIONS IN THE AGREEMENT AND DECLARATION OF TRUST
The following description is based on relevant portions of the Delaware Statutory Trust Act and on the Declaration of Trust. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act and the Declaration of Trust, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, for a more detailed description of the provisions summarized below.
The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on February 4, 2019.
Common Shares
The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of common shares of beneficial interest, with no par value. There is currently no market for the Common Shares and the Fund does not expect that a market for the Common Shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended and therefore generally will not be personally liable for the Fund’s debts or obligations. Although shareholders of an unincorporated statutory trust established under Delaware law may, in certain limited circumstances, be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

Shares
Under the terms of the Declaration of Trust, all Common Shares, when consideration for the Common Shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to shareholders if, as and when authorized and declared by the Board. The Common Shares will have no preference, preemptive, appraisal, conversion, exchange or redemption rights, and will be freely transferable. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem the Common Shares. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Common Share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding preferred shares, if any. Each whole Common Shares will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Common Shares will be entitled to a proportionate fractional vote. Shareholders shall be entitled to vote on all matters on which a vote of shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of shareholders, and only expects to hold shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of shareholders.
Preferred Shares and Other Securities
The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than common shares of beneficial interest (including preferred shares, debt securities or other senior securities), by action of the Board without the approval of shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.
Preferred shares could be issued with rights and preferences that would adversely affect shareholders. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after the issuance of preferred shares and before any distribution is made with respect to the Common Shares and before any purchase of Common Shares is made, the aggregate involuntary liquidation preference of such preferred shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares. The Fund does not plan to issue preferred shares during the twelve months following the date of this prospectus.
The following table shows the amounts of the Common Shares that have been authorized and are outstanding as of December 31, 2025:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class I Shares	Unlimited	None	10,530,811
Class C Shares	Unlimited	None	460,816
Class A Shares	Unlimited	None	603,126
Class L Shares	Unlimited	None	30,281

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.
Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.
The Fund has entered into the Investment Advisory Agreement with the Adviser. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Adviser is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.
The Adviser has entered into the CIM Investment Sub-Advisory Agreement with the CIM Sub-Adviser. The CIM Investment Sub-Advisory Agreement provides that, in the absence of gross negligence or willful misconduct for its obligations and duties thereunder, the CIM Sub-Adviser is not liable to the Adviser for any loss the Adviser suffers.
The Adviser has entered into the OFS Investment Sub-Advisory Agreement with the OFS Sub-Adviser. The OFS Investment Sub-Advisory Agreement provides that, in the absence of gross negligence or willful misconduct for its obligations and duties thereunder, the OFS Sub-Adviser is not liable to the Adviser for any loss the Adviser suffers.
The REIT Subsidiary has entered into the REIT Subsidiary Advisory Agreement with the Adviser. The REIT Subsidiary Advisory Agreement provides that, in the absence of willful misfeasance, bad faith or gross negligence or reckless disregard for its obligations and duties thereunder, the Adviser is not liable for any error of judgment or mistake of law or for any loss the REIT Subsidiary suffers.
The Adviser has entered into the REIT Subsidiary Sub-Advisory Agreement with the CIM Sub-Adviser. The REIT Subsidiary Sub-Advisory Agreement provides that, in the absence of gross negligence or willful misconduct for its obligations and duties thereunder, the CIM Sub-Adviser is not liable to the Adviser for any loss the Adviser suffers.
Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.
Number of Trustees; Appointment of Trustees; Vacancies; Removal
The Declaration of Trust provides that the number of Trustees shall be no less than one and no more than 15, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by shareholders, any such Trustees will be elected by a plurality of all shares voted at a meeting of shareholders at which a quorum is present.

The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) (i) with cause, by at least two-thirds (66 2/3%) of the remaining Trustees; or (ii) without cause, by all of the remaining Trustees.
Action by Shareholders
The Declaration of Trust provides that shareholder action can be taken only at a meeting of shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the shareholders with respect to any matter submitted to a vote of the shareholders.
Amendment of Declaration of Trust
Subject to the provisions of the 1940 Act, pursuant to the Declaration of Trust, the Board may amend the Declaration of Trust without any vote of shareholders.
No Appraisal Rights
In certain extraordinary transactions, some jurisdictions provide the right to dissenting shareholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Common Shares shall not entitle shareholders to appraisal rights.
Conflict with Applicable Laws and Regulations
The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.
Anti-Takeover Provisions in the Declaration of Trust
The Declaration of Trust includes provisions that could have the effect of limiting the ability of entities or other persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The trustees are elected for indefinite terms and do not stand for reelection. A trustee may be removed from office (i) with cause, by at least two-thirds (66 2/3%) of the remaining Trustees; or (ii) without cause, by all of the remaining Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.
Exclusive Forum and Jury Trial Waiver
The Fund’s amended and restated declaration of trust provides that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Fund, (ii) any action asserting a claim of breach of a duty owed by any trustee, officer or other agent of the Fund to the Fund or the Fund’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of Title 12 of the Delaware Code, Delaware statutory or common law, or the Fund’s Declaration of Trust, or (iv) any action asserting a claim governed by the internal affairs doctrine (for the avoidance of doubt, including any claims brought to interpret, apply or enforce the federal securities laws of the United States, including, without limitation, the 1940 Act or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder) shall be the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction.
The Fund’s Declaration of Trust also includes an irrevocable waiver of the right to trial by jury in all such claims, suits, actions and proceedings. Any person or entity purchasing or otherwise acquiring any Common Shares shall be deemed, to the fullest extent permitted by law, to have notice of and consented to these exclusive forum provisions and to have irrevocably submitted to, and waived any objection to, the exclusive jurisdiction of such courts in connection with any such action or proceeding and consented to process being served in any such action or proceeding, without limitation, and to have waived any and all right to trial by jury in connection with any such action or proceeding. Alternatively, if a court were to find the exclusive forum provision or the jury trial waiver provision to be inapplicable or unenforceable in an action, the Fund may incur additional costs associated with resolving such action in other jurisdictions or in other manners, which could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Notwithstanding any of the foregoing, the Fund and any investor in the Fund cannot waive compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to the Fund and to an investment in the Common Shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the Fund has not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, traders and dealers in securities, persons who hold their shares as part of a straddle or hedge, pension plans and trusts, persons whose functional currency is not United States dollar, regulated investment companies, REITs and financial institutions, U.S. expatriates, regulated investment companies, personal holding companies, persons required to accelerate the recognition of gross income as a result of such income being recognized on an applicable financial statement, and persons who acquire an interest in the Company in connection with the performance of services. Such persons should consult with their own tax advisers as to the U.S. federal income tax consequences of an investment in our Common Shares, which may differ substantially from those described herein. This summary assumes that investors hold their Common Shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has not sought and will not seek any ruling from the Internal Revenue Service regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.
A “U.S. shareholder” generally is a beneficial owner of the Common Shares who is for U.S. federal income tax purposes:
•    a citizen or individual resident of the United States;
•    a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•    a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•    an estate, the income of which is subject to U.S. federal income taxation regardless of its source.
A “Non-U.S. shareholder” generally is a beneficial owner of shares that is neither a U.S. shareholder nor a partnership, or entity or arrangement treated as a partnership for U.S. federal income tax purposes. If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding shares should consult with the shareholder’s tax advisers with respect to the purchase, ownership and disposition of the shares.
Tax matters are complex and the tax consequences to an investor of an investment in Common Shares will depend on the facts of the shareholder’s particular situation. The Fund encourages all investors to consult their respective tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.
Election to be Taxed as a RIC
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to U.S federal income tax on any income that the Fund timely distributes to its shareholders from the Fund’s tax earnings and profits. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset-diversification requirements (as described below). In addition, in order to maintain RIC tax treatment, the Fund generally must timely distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).
Taxation as a Regulated Investment Company
If the Fund (i) qualifies as a RIC and (ii) satisfies the Annual Distribution Requirement then the Fund will not be subject to U.S. federal income tax on the portion of the Fund’s income distributed (or deemed distributed) to shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to its shareholders. The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless the Fund distributes, in a timely manner, an amount at least equal to the sum of (i) 98% of the Fund’s net ordinary income for each calendar year, (ii) 98.2% of the Fund’s capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any ordinary income and net capital gain that the Fund recognized in preceding years, but was not distributed in such preceding years, and on which the Fund paid no U.S. federal income tax, (the “Excise Tax Avoidance Requirement”). The Fund generally will endeavor in each taxable year to avoid any U.S. federal excise tax on its earnings.
In order to qualify as a RIC for U.S. federal income tax purposes, the Fund must, among other things:
•derive in each taxable year at least 90% of the Fund’s gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to the Fund’s business of investing in such stock or securities (the “90% Income Test”);
•satisfy the Annual Distribution Requirement; and
•diversify the Fund’s holdings so that at the end of each quarter of the taxable year:
◦at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets and more than 10% of the outstanding voting securities of the issuer; and

◦no more than 25% of the value of the Fund’s assets is invested in (i) the securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) in the securities, other than securities of other RICs, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses, or (iii) in the securities of certain “qualified publicly traded partnerships,” (the “Diversification Tests”).
The Fund’s intention to qualify for treatment as a RIC may negatively affect the Fund’s return by limiting its ability to acquire or continue to hold positions that would otherwise be consistent with its investment strategy or by requiring it to engage in transactions it would otherwise not engage in, resulting in additional transaction costs.
For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also have to include in income other amounts that the Fund has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. The Fund anticipates that a portion of the Fund’s income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.
Because any original issue discount or other amounts accrued will be included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to the Fund’s shareholders in order to satisfy the Annual Distribution Requirement, even though the Fund will not have received all of the corresponding cash amount. As a result, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to qualify for and maintain RIC tax treatment under the Code. The Fund may have to sell some of the Fund’s investments at times or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for RIC tax treatment and thus become subject to U.S. federal income tax at corporate rates.
If the Fund has to borrow funds or sell assets in order to satisfy the annual Distribution Requirements, the Fund may fail to meet the Diversification Tests and the 1940 Act prohibition on making distributions while debt obligations and senior securities are outstanding, unless certain “asset coverage” tests are met. Further, if the Fund disposes of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.
Under the 1940 Act, the Fund is not permitted to make distributions to its stockholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. If the Fund is prohibited to make distributions, the Fund may fail to qualify for tax treatment as a RIC and become subject to U.S. federal income tax at corporate rates.
The Fund may purchase residual or subordinated interests in CLOs that are treated for U.S. federal income tax purposes as shares in a PFIC. In such event, the Fund may be subject to U.S. federal income tax on our allocable share of a portion of any “excess distribution” received on, or any gain from the disposition of, such shares. Additional charges in the nature of interest generally will be imposed on the Fund in respect of deferred taxes arising from any such excess distribution or gain. This additional tax and interest may apply even if the Fund makes a distribution in an amount equal to any “excess distribution” or gain from the disposition of such shares as a taxable dividend by the Fund to its shareholders. If the Fund elects to treat a PFIC as a QEF under the Code, in lieu of the foregoing requirements, the Fund will be required to include in income each year its proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, the Fund may elect mark-to-market treatment for a PFIC; in this case, the Fund will recognize as ordinary income its allocable share of any increase in the value of such shares, and as ordinary loss its allocable share of any decrease in such value to the extent that any such decrease does not exceed prior increases included in the Fund’s income. Under either election, the Fund may be required to recognize in a year income in excess of distributions from PFICs and proceeds from dispositions of

PFIC shares during that year, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.
If the Fund holds more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments in a CLO treated as CFC), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to its pro rata share of certain of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation or 10% or more of the total value of shares of all classes of shares of such corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.
Income inclusions from a QEF or a CFC will be “good income” for purposes of the 90% Income Test provided that they are derived in connection with the Fund’s business of investing in stocks and securities or the QEF or the CFC distributes such income to the Fund in the same taxable year to which the income is included in the Fund’s income.
In the event the Fund invests in foreign securities, it may be subject to withholding and other foreign taxes with respect to those securities. The Fund is not expected to satisfy the requirement to pass through to shareholders their share of any foreign taxes paid by the Fund.
Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time the Fund accrues income, expenses, or other liabilities denominated in a foreign currency and the time it actually collects such income or pays such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Certain of the Fund’s investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause the Fund to recognize income or gain without receipt of a corresponding distribution of cash, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Income Test. The Fund intends to monitor our transactions and may make certain tax elections to mitigate the potential adverse effect of these provisions, but there can be no assurance that any adverse effects of these provisions will be mitigated.
Any investment by the Fund in equity securities of REITs qualifying as such under Subchapter M of the Code may result in the Fund’s receipt of cash in excess of the REIT’s earnings. If the Fund distributes these amounts, these distributions could constitute a return of capital to its shareholders for U.S. federal income tax purposes. Investments in REIT equity securities also may require the Fund to accrue and distribute income not yet received. In such an event, to generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that the Fund otherwise would have continued to hold. Dividends received by the Fund from a REIT will not qualify for the corporate dividends-received deduction and generally will not constitute qualified dividend income.
The Fund may invest directly or indirectly in residual interests in real estate mortgage investment conduits (“REMICs”) (including by investing in residual interests in collateralized mortgage obligations with respect to which an election to be treated as a REMIC is in effect) or equity interests in taxable mortgage pools (“TMPs”). Under a notice issued by the IRS in October 2006 and Treasury regulations that have yet to be issued but may apply retroactively, a portion of the Fund’s income (including income allocated from a REIT or other pass-through entity) that is attributable to a residual interest in a REMIC or an equity interest in a TMP (referred to in the Code as an “excess inclusion”) will be subject to U.S. federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a RIC will be allocated to shareholders of the RIC in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related interest directly. In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income, and (iii) in the case of a Non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. A shareholder will be subject to U.S. federal income tax on such inclusions not withstanding any exemption from such income tax otherwise available under the Code. As a result, an investment in Fund securities may not be a suitable investment for charitable remainder trusts. See “Tax-Exempt Shareholders” below.
Taxation of U.S. Shareholders
Distributions by the Fund generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of the Fund’s “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares. To the extent such distributions paid by the Fund to non-corporate U.S. shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) may be eligible for a current maximum tax rate of 20% provided that we properly report such distribution as “qualified dividend income” in a written statement furnished to our shareholders and certain holding period and other requirements are satisfied. It is anticipated that distributions paid by the Fund will generally not be attributable to dividends and, therefore, generally will not qualify for the current 20% maximum rate applicable to Qualifying Dividends. A corporate U.S. shareholder may be eligible for a dividends received deduction with respect to a portion of an ordinary distribution it receives from the Fund that is attributable to dividends from domestic corporations, provided that the Fund properly reports the eligible portion and the corporate U.S. shareholder satisfies certain holding period requirements. It is not anticipated that a significant portion of distributions paid by the Fund will be attributable to dividends. Distributions of the Fund’s net capital gains (which is generally the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains that are currently taxable at a current maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for these shares and regardless of whether paid in cash or reinvested in additional shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such U.S. shareholder’s shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to such U.S. shareholder.
Section 199A of the Code provides individual taxpayers (and certain estates and trusts) with a 20% deduction for qualified business income. Included within the definition of qualified business income are “qualified REIT dividends” and “qualified publicly traded partnership income.” The Code does not specify whether a RIC that earns these types of income may treat a portion of its dividends attributable to such income as eligible for the 20% deduction. The Treasury Department and IRS issued final regulations that generally permit RICs to pay “section 199A dividends” to their non-corporate U.S. shareholders to the extent that such dividends are attributable to qualified REIT dividend income and are reported to U.S. shareholders as eligible for the deduction. In addition, U.S. shareholders must hold their shares in the RIC for at least 46 days during the 91-day period beginning on the date which is 45 days before the date on which the share becomes ex-dividend with respect to such dividend, and must not be under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. The regulations do not permit RICs to pass through qualified publicly traded partnership income and it is uncertain whether future regulations may allow RICs to pass through such income as eligible for the 20% deduction. As a result, if the Fund were to invest in any publicly traded partnerships, it is possible that an individual U.S. shareholder would be subject to a higher tax on income attributable to such investment than if the U.S. shareholder invested directly in the publicly traded partnership. Also, there can be no assurance that the Fund will report any of its dividends as “section 199A dividends” eligible for the 20% deduction.
The Fund may retain some or all of the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount, each U.S. shareholder will be required to include the U.S. shareholder’s share of the deemed distribution in income as if it had been actually distributed to the U.S. shareholder, and the U.S. shareholder will be entitled to claim a credit equal to the U.S. shareholder’s allocable share of the tax paid thereon by the Fund. To the extent that the amount of tax that a U.S. shareholder is treated as having paid exceeds the tax the U.S. shareholder owes on the capital gain distribution, such excess generally may be refunded or claimed as a credit against the U.S. shareholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder’s adjusted tax basis for the U.S. shareholder’s shares. In order to utilize the deemed distribution approach, the Fund must provide written notice to the Fund’s U.S. shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of the Fund’s investment company taxable income as a “deemed distribution.”
The Fund does not expect that special share distributions that the Fund pays ratably to all investors from time to time, if any, will be taxable. However, in the future, the Fund may distribute taxable dividends that are payable in cash or shares at the election of each U.S. shareholder. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of U.S. shareholders are treated as taxable dividends whether a U.S. shareholder elects to receive cash or shares. The Internal Revenue Service has issued a revenue procedure indicating that this rule will apply where the total amount of cash to be distributed is not less than 20% of the total distribution. Under this revenue procedure, if too many U.S. shareholders elect to receive such shareholders’ distributions in cash, each such shareholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of the shareholder’s distribution in shares. If the Fund decides to make any distributions consistent with this revenue procedure that are payable in part in Common Shares, taxable U.S. shareholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, Common Shares, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. shareholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. shareholder sells the Common Shares it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the Common Shares at the time of the sale.
For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s U.S. shareholders on December 31 of the year in which the dividend was declared.
If an investor purchases Common Shares shortly before the record date of a distribution, the price of the Common Shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it may represent a return of that shareholder’s investment.
A U.S. shareholder generally will recognize taxable gain or loss if the U.S. shareholder sells or otherwise disposes of the U.S. shareholder’s Common Shares. The amount of gain or loss will be measured by the difference between such shareholder’s adjusted tax basis in the Common Shares sold or otherwise disposed of and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the shareholder has held these Common Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of the Common Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received or undistributed capital gain deemed received, with respect to such Common Shares. In addition, all or a portion of any loss recognized upon a disposition of the Common Shares may be disallowed if other Common Shares (or other substantially identical stock or securities) are purchased (whether through reinvestment of distributions or otherwise) or a contract or other option to acquire such securities within 30 days before or after the disposition.
In general, individual U.S. shareholders currently are subject to a maximum U.S. federal income tax rate of 20% on their capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in the shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties and rents, and net capital gains (other than certain amounts earned from trades or businesses).
Corporate U.S. shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. shareholders generally may not deduct any net capital loss for a year, but may carry forward such losses for five years.
The Fund or the applicable withholding agent will send to each of the Fund’s U.S. shareholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the current 20% maximum rate). Dividends paid by the Fund generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder’s particular situation.
The Fund may be required to withhold U.S. federal income tax, or backup withholding from all distributions to any non-corporate U.S. shareholder (i) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies the Fund that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number generally is the shareholder’s social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.
Tax-Exempt Shareholders
Income of a RIC that would be UBTI if earned directly by a tax-exempt entity will not generally be attributed as UBTI to a tax-exempt shareholder of the RIC. Notwithstanding this “blocking” effect, a tax-exempt shareholder could realize UBTI by virtue of its investment in a Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Code Section 514(b).
A tax-exempt shareholder may also recognize UBTI if a Fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in REMICs or equity interests in TMPs as described above, if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund).

In addition, special tax consequences apply to charitable remainder trusts (“CRTs”) that invest in RICs that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. Under legislation enacted in December 2006, a CRT (as defined in section 664 of the Code) that realizes any UBTI for a taxable year must pay an excise tax annually of an amount equal to such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI as a result of investing in a Fund that recognizes “excess inclusion income.” Rather, if at any time during any taxable year a CRT (or one of certain other tax-exempt shareholders, such as the United States, a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a share in a Fund that recognizes “excess inclusion income,” then the Fund will be subject to a tax on that portion of its “excess inclusion income” for the taxable year that is allocable to such shareholders at the highest U.S. federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the 1940 Act, each Fund may elect to specially allocate any such tax to the applicable CRT, or other shareholder, and thus reduce such shareholder’s distributions for the year by the amount of the tax that relates to such shareholder’s interest in the Fund.
CRTs and other tax-exempt investors are urged to consult their tax advisors concerning the consequences of investing in a Fund.
Taxation of Non-U.S. Shareholders
Whether an investment in the Common Shares is appropriate for a Non-U.S. shareholder will depend upon that person’s particular circumstances, including whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder. An investment in the Common Shares by a Non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their respective tax advisers before investing in the Common Shares.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the Non-U.S. shareholder, distributions of investment company taxable income (including any distributions payable in shares of Common Shares) will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a Non-U.S. shareholder, and that satisfy certain other requirements. A Non-U.S. shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of our Common Shares. However, a Non-U.S. shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and gains realized upon the sale, exchange or other disposition of our Common Shares.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a Non-U.S. shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of our Common Shares will be subject to U.S. federal income tax at the rates applicable to U.S. citizens, residents or domestic corporations. Non-U.S. corporate shareholders may also be subject to the branch profits tax imposed by the Code.
Special tax rules would apply to Non-U.S. shareholders if the Fund is either a “United States real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition thereof. Very generally, a USRPHC is a domestic corporation that holds “United States real property interests” (“USRPIs”) the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other assets used or held for use in a trade or business. Under the special tax rules, certain distributions by the Fund to Non-U.S. shareholders could be subject to U.S. federal withholding tax. Furthermore, such foreign shareholders may be required to file a U.S. tax return and pay tax on such distributions (and, in certain cases, gain realized on the sale, exchange or other disposition of our Common Shares) at regular U.S. federal income tax rates. The Fund does not expect these special tax rules to apply.
The Fund may be required to withhold from distributions to Non-U.S. shareholders that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies its foreign status under penalties of perjury or otherwise establishes an exemption.
The tax consequences to a Non-U.S. shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. persons should consult their own tax advisers with respect to the particular consequences, including U.S. federal income tax and withholding tax, and state, local and foreign tax consequences, of an investment in the Fund.
FATCA
Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by certain specified U.S. persons (or held by foreign entities that have certain specified U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends. While the Code would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S. source interest or dividends, the U.S. Treasury Department has indicated its intent to eliminate this requirement in subsequent proposed regulations, which state that taxpayers may rely on the proposed regulations until final regulations are issued. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a specified U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, FATCA also imposes a 30% withholding on certain payments to certain foreign entities that are not FFIs unless the foreign entity certifies that it does not have a greater than 10% owner that is a specified U.S. person or provides the withholding agent with identifying information on each greater than 10% owner that is a specified U.S. person. Depending on the status of a Non-U.S. shareholder and the status of the intermediaries through which they hold their shares, Non-U.S. shareholders could be subject to this 30% withholding tax with respect to distributions on their Common Shares. Under certain circumstances, a Non-U.S. shareholder might be eligible for refunds or credits of such taxes.
Failure to Qualify as a RIC
If the Fund is unable to qualify for treatment as a RIC, the Fund will be subject to tax on all of the Fund’s taxable income imposed at corporate rates, regardless of whether the Fund makes any distributions to the Fund’s shareholders. Distributions would not be required, and any distributions would be taxable to the Fund’s shareholders as ordinary dividend income. Subject to certain limitations in the Code, such distributions would be eligible for the current 20% maximum rate on Qualifying Dividends to the extent of the Fund’s current and accumulated earnings and profits. Subject to certain holding period and other limitations under the Code, corporate distributees would be eligible for the dividends-received deduction; non-corporate stockholders would generally be able to treat such dividends as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain.
To requalify as a RIC in a subsequent taxable year, the Fund would be required to satisfy the RIC qualification requirements for that year and distribute any earnings and profits from any year in which the Fund failed to qualify as a RIC. Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the non-qualifying year, the Fund could be subject to tax on any unrealized net built-in gains in the assets held by it during the period in which it failed to qualify as a RIC that are recognized within the subsequent 5 years, unless the Fund made a special election to pay U.S. federal income tax at corporate rates on such built-in gain at the time of its requalification as a RIC.
REIT Subsidiary
Taxation of a REIT Subsidiary
As discussed above, the Fund currently holds certain of its assets through the REIT Subsidiary, The Fund intends to monitor the value of the shares of any REIT subsidiary such that not more than 25% of the value of the Fund’s total assets is invested in REIT subsidiaries.
The Fund intends that any REIT subsidiary would elect to be treated, and qualify annually, as a REIT under the Code beginning with the first year in which it commenced material operations. A REIT subsidiary’s ability to satisfy the 50% Test (as defined below), or any other requirement, is not certain. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in circumstances or applicable law, no assurance can be given that a REIT subsidiary would qualify as a REIT for any particular year.
Qualification and taxation as a REIT depends on a REIT subsidiary’s ability to meet, on a continuing basis, through actual results of operations, distribution levels, share ownership and various other qualification requirements imposed upon REITs by the Code. In addition, a REIT subsidiary’s ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which the REIT subsidiary invests. A REIT subsidiary’s ability to qualify as a REIT also requires that it satisfy certain asset and income tests, some of which depend upon the fair market value of assets directly or indirectly owned by it or which serve as security for loans made by it. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of a REIT subsidiary’s operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.
Requirements for Qualification as a REIT
To qualify for the beneficial tax regime applicable to REITs, a REIT subsidiary must meet and continue to meet the requirements described below relating to organization, sources of income, nature of assets and distributions of income to its shareholders.
The Code defines a REIT as a domestic corporation, trust or association:
(1)    which is managed by one or more trustees or directors;
(2)    the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;
(3)     which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code;
(4)     which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(5)    the beneficial ownership of which is held by 100 or more persons;
(6)    not more than 50% in value of the outstanding stock of which is owned, directly or indirectly applying various attribution rules, by or for five or fewer individuals (as defined in the Code to include for these purposes certain entities) (the “50% Test”);
(7)    which makes an election to be a REIT (or has made such election for a previous taxable year which has not been revoked or terminated) and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;
(8)    which uses the calendar year as its taxable year; and
(9)    which meets certain other tests, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year, that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months, and that condition (6) must be met during the last half of each taxable year. For purposes of condition (6), the beneficiaries of a pension or profit-sharing trust described in Section 401(a) of the Code, and not the pension or profit-sharing trust itself, are treated as REIT shareholders. Conditions (5) and (6) do not apply to a REIT until the second taxable year in which the REIT has made an election to be treated as such. A REIT subsidiary would be treated as having met condition (6) above for a taxable year if it complied with certain Treasury Regulations for ascertaining the ownership of its stock for such year and if it did not know (or after the exercise of reasonable diligence would not have known) that its stock was sufficiently closely held during such year to cause it to fail condition (6). For purposes of condition (9), the manner in which a REIT’s gross income is calculated for purposes of the tests regarding the nature of its income is subject to certain adjustments.
In order to maintain qualification as a REIT, a REIT subsidiary must annually satisfy two gross income requirements. First, at least 75% of a REIT subsidiary’s gross income for each taxable year generally must be derived, directly or indirectly, from investments of a passive investment character relating to real property or mortgages on real property or from certain types of temporary investments. Qualifying income, excluding gross income from certain dealer sales referred to as “prohibited transactions” (discussed below) and certain hedging and foreign currency transactions, for purposes of this 75% gross income test generally includes: (i) rents from real property, (ii) interest on debt secured by mortgages on real property or on interests in real property, (iii) dividends or other distributions on, and gain from the sale of, shares in other REITs, (iv) gain from the sale of real estate assets, (v) income and gain derived from foreclosure property, and (vi) income from certain types of temporary investments. Second, at least 95% of a REIT subsidiary’s gross income for each taxable year generally must be derived from the real property investments described above, from other types of dividends and interest, and from gain from the sale or disposition of stock or securities that are not dealer property. While rents from real property qualify for purposes of the foregoing gross income tests, rents from real property do not include “related party rents.” Related party rents are rents received from any tenant if the REIT owns, directly or indirectly, in the case of a corporate tenant, 10% or more of such tenant’s stock (by vote or value) or, in the case of a non-corporate tenant, an interest of 10% or more in the assets or net profits of such tenant. Certain constructive attribution rules apply for purposes of measuring such ownership, including attribution rules which could potentially treat the Fund and/or a REIT subsidiary as owning an interest in a tenant actually owned by a shareholder (and not actually owned by the Fund or such REIT subsidiary). The Declaration of Trust of the Fund and the organizational documents of each REIT subsidiary will require shareholders to provide certain information relating to their actual and constructive ownership of certain tenants to the CIM Sub-Adviser upon request and will include restrictions on transfers, in each case intended to avoid the recognition of related party rents. While the CIM Sub-Adviser intends to use reasonable efforts to monitor the composition of the Fund and each REIT subsidiary’s tenants in order to avoid the recognition of related party rents and exclusion of any otherwise qualifying rents from real property, no assurances can be provided that a REIT subsidiary will not recognize related party rents.
At the close of each quarter of its taxable year, a REIT subsidiary also must satisfy five tests relating to the nature of its assets. First, real estate assets, cash and cash items, and government securities must represent at least 75% of the value of a REIT subsidiary’s total assets. Second, securities (other than investments included in the 75% asset class) cannot represent more than 25% of the value of a REIT subsidiary’s total assets. Third, of the investments that are not included in the 75% asset class and that are not securities of such REIT subsidiary’s taxable REIT subsidiaries, (i) the value of any one issuer’s securities owned by a REIT subsidiary may not exceed 5% of the value of its total assets and (ii) such REIT subsidiary may not own more than 10% by vote or (with certain exceptions) by value of any one issuer’s outstanding securities. Fourth, securities of taxable REIT subsidiaries cannot represent more than 25% of the value of a REIT subsidiary’s total assets. Fifth, nonqualified publicly offered REIT debt instruments cannot represent more than 25% of the value of a REIT subsidiary’s total assets.
To obtain the favorable tax treatment afforded to REITs under the Code, among other things, a REIT subsidiary generally will be required each year to distribute to its shareholders at least 90% of its REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gain. To the extent that it does not distribute all of its net capital gains, or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it will have to pay an entity-level tax on amounts retained. Furthermore, if it fails to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year, and (c) any undistributed taxable income from prior periods, it would have to pay a 4% nondeductible excise tax on the excess of the amounts required to be distributed over the sum of (x) the amounts that it actually distributed or has been deemed to have distributed and (y) the amounts it retained and upon which it paid income tax at the entity level.
These requirements could cause a REIT subsidiary to distribute amounts that otherwise would be spent on investments in real estate assets, and it is possible that the REIT subsidiary might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund the required distributions.
The Fund intends to structure and operate any REIT subsidiary and conduct its activities in a manner designed to satisfy all of these requirements. However, the application of such requirements is complex, and it is possible that the IRS may interpret or apply those requirements in a manner that jeopardizes the ability of a REIT subsidiary to satisfy all of the requirements for qualification as a REIT or that the REIT subsidiary may be unable to satisfy all of the applicable requirements.
Investment in a REIT Subsidiary
Provided that a REIT subsidiary qualifies as a REIT, distributions made to the Fund out of the REIT subsidiary’s current or accumulated earnings and profits, and not designated as capital gain dividends, would generally be taken into account by the Fund as ordinary dividend income and would not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to a REIT subsidiary’s common shares constituted a dividend for U.S. federal income tax purposes, a REIT subsidiary’s earnings and profits would be allocated first to distributions with respect to the REIT subsidiary’s preferred stock, if any, and then to the REIT subsidiary’s common shares. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. shareholders.
In addition, distributions from a REIT subsidiary that are designated as capital gain dividends will be treated by the Fund as long-term capital gain income, to the extent that they do not exceed the actual net capital gain of the REIT subsidiary for the taxable year, without regard to the period for which the Fund has held the REIT subsidiary’s shares. To the extent that a REIT subsidiary elects under the applicable provisions of the Code to retain the REIT subsidiary’s net capital gains, the Fund would be treated as having received, for U.S. federal income tax purposes, the REIT subsidiary’s undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by the REIT subsidiary on such retained capital gains. The Fund would increase its adjusted tax basis in the REIT subsidiary’s common shares by the difference between its allocable share of such retained capital gain and its share of the tax paid by the REIT subsidiary.
Distributions from a REIT subsidiary in excess of the REIT subsidiary’s current or accumulated earnings and profits would not be taxable to the Fund to the extent that they do not exceed the Fund’s adjusted tax basis in the REIT subsidiary’s common shares in respect of which the distributions were made, but rather would reduce the adjusted tax basis of these shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the Fund of these shares. To the extent that such distributions exceed the adjusted tax basis of the Common Shares of the REIT subsidiary’s common shares, they would be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by a REIT subsidiary in October, November or December of any year and payable to the Fund if it is the holder of record on a specified date in any such month would be treated as both paid by the REIT subsidiary and received by the Fund on December 31 of such year if the dividend is actually paid by the REIT subsidiary in January of the following calendar year.
To the extent that a REIT subsidiary has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. Such losses, however, would not be passed through to the Fund and do not offset income of the Fund from other sources, nor do they affect the character of any distributions that are actually made by a REIT subsidiary, which are generally treated as taxable income in the hands of the Fund to the extent that the REIT subsidiary has current or accumulated earnings and profits.

Corporate Subsidiary
In order to maintain its qualification as a RIC, the Fund may elect to hold certain real estate investments through a wholly-owned subsidiary that elects to be classified as a corporation for U.S. federal income tax purposes. A corporate subsidiary would generally be subject to federal and state corporate income tax. Distributions made to the Fund out of a corporate subsidiary’s current or accumulated earnings and profits would generally be taken into account by the Fund as ordinary dividend income and would not be eligible for the dividends received deduction for corporations. Dividends received from corporate subsidiaries are generally eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. shareholders. Distributions from a corporate subsidiary in excess of the corporate subsidiary’s current or accumulated earnings and profits would not be taxable to the Fund to the extent that they do not exceed the Fund’s adjusted tax basis in the shares of the corporate subsidiary, but rather would reduce the adjusted tax basis of such shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition (including a taxable liquidation) by the Fund of the shares. To the extent that such distributions exceed the adjusted tax basis of the shares of the corporate subsidiary, they would be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. To the extent that a corporate subsidiary has net operating losses or capital losses, such losses would not be passed through to the Fund and do not offset income of the Fund from other sources, nor do they affect the character of any distributions that are actually made by a corporate subsidiary, which are generally treated as taxable income in the hands of the Fund to the extent that the corporate subsidiary has current or accumulated earnings and profits.
The Fund intends to monitor the value of the shares of any corporate subsidiary along with the value of any REIT subsidiary such that not more than 25% of the value of the Fund’s total assets is invested in REIT subsidiaries and corporate subsidiaries.
Possible Tax Law Changes
The foregoing discussion is only a summary and is based upon existing U.S. federal income tax law. Shareholders should recognize that the U.S. federal income tax treatment of an investment in the Fund may be modified at any time by legislative, judicial, or administrative action. Any such changes may have a retroactive effect with respect to existing transactions and investments and may modify the statements made above.
THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND. SHAREHOLDERS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.
CERTAIN ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the purchase of Common Shares by (i) “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1954, as amended (“ERISA”) that are subject to Title I of ERISA, (ii) plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Other Plan Laws”), and (iii) entities whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i) or (ii) pursuant to ERISA or other applicable law (each of the foregoing described in clauses (i), (ii) and (iii) referred to herein as a “Plan”).
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan which is a Benefit Plan Investor (defined below) and prohibit certain transactions involving the assets of Benefit Plan Investor and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Benefit Plan Investor or the management or disposition of the assets of a Benefit Plan Investor, or who renders investment advice for a fee or other compensation to a Benefit Plan Investor, is generally considered to be a fiduciary of the Benefit Plan Investor. The term “benefit plan investor” (“Benefit Plan Investor”) is generally defined to include (a) “employee benefit plans” within the meaning of Section 3(3) of ERISA that are subject to Title I of ERISA, (b) “plans” within the meaning of, and subject to, Section 4975 of the Code (including “Keogh” plans and IRAs), and (c) entities whose underlying assets are considered to include the assets of any of the foregoing described in clauses (a) and (b) above (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors and which does not satisfy another exception under ERISA).
In considering an investment in Common Shares of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Other Plan Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any applicable Other Plan Laws.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan Investor that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.
Whether or not the underlying assets of the Fund were deemed to include “plan assets,” as described below, the acquisition and/or holding of Common Shares by a Benefit Plan Investor with respect to which the Fund, the Adviser, the Distributor, the Dealer Manager or a Sub-Adviser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of Common Shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Benefit Plan Investor involved in the transaction and provided further that the Benefit Plan Investor pays no more than adequate consideration in connection with the transaction. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Benefit Plan Investors considering acquiring Common Shares in reliance on these or any other exemption should carefully review the exemption in consultation with their legal advisors to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.
Plan Assets
Under ERISA and the regulations promulgated thereunder by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “Plan Assets Regulation”), when a Benefit Plan Investor acquires an equity interest in an entity that is neither a “publicly-offered security” (within the meaning of the Plan Assets Regulation) nor a security issued by an investment company registered under the Investment Company Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by Benefit Plan Investors or that the entity is an “operating company,” each as defined in the Plan Assets Regulation. Because the Fund is registered as an investment company under the Investment Company Act, the underlying assets of the Fund will not be considered to be “plan assets” of any Benefit Plan Investor investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Benefit Plan Investor that becomes a shareholder, solely as a result of the Benefit Plan Investor’s investment in the Fund.
Other Plans
Certain Plans, such as governmental plans and non-U.S. plans, may not be subject to ERISA or Section 4975 of the Code, but may be subject to provisions of Other Plan Laws which may restrict the type of investments such a Plan may make or otherwise have an impact on such a Plan’s ability to invest the Fund. Accordingly, each Plan, including governmental and foreign plans, considering an investment in Common Shares should consult with their legal advisors regarding their proposed investment in Common Shares.
Representation
By acceptance of Common Shares, each purchaser and subsequent transferee of Common Shares will be deemed to have represented and warranted that either (i) it is not, and it is not investing on behalf of any Plan or (ii) its purchase and holding of Common Shares by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code or violation under any applicable Other Plan Laws.
Reporting of Indirect Compensation
Under ERISA’s general reporting and disclosure rules, certain Benefit Plan Investors subject to Title I of ERISA are required to file annual reports (Form 5500) with the U.S. Department of Labor regarding their assets, liabilities and expenses. To facilitate a plan administrator’s compliance with these requirements it is noted that the descriptions contained in this prospectus of fees and compensation, including the Management Fee payable to the Adviser and the Servicing Fee payable to the Distributor, are intended to satisfy the disclosure requirements for “eligible indirect compensation” for which the alternative reporting option on Schedule C of Form 5500 may be available.
The foregoing discussion of ERISA, the Code and Other Plan Law issues should not be construed as legal advice. Fiduciaries of Plans should consult their own legal advisors with respect to issues arising under ERISA, the Code and applicable Other Plan Laws make their own independent decision regarding an investment in the Fund. The foregoing discussion is general in nature and is not intended to be all-inclusive. Each Plan fiduciary should consult with its legal advisors concerning the considerations discussed above before making an investment in the Fund. As indicated above, Other Plan Laws governing the investment and management of the assets of Plans that are not subject to Title I of ERISA or Section 4975 of the Code, such as governmental plans and non-U.S. plans, may contain fiduciary responsibility and prohibited transaction requirements similar to those under ERISA and Section 4975 of the Code. Accordingly, Plans, in consultation with their legal advisors, should consider the impact of their respective laws and regulations on an investment in the Fund and the considerations discussed above, if applicable.
CUSTODIAN AND TRANSFER AGENT
The primary custodian of the assets of the Fund is U.S. Bank, National Association, located at 190 S. LaSalle Street, 8th Floor, Chicago, IL 60603. The custodian of certain of the Fund’s assets will be UMB Bank, N.A., located at 928 Grand Blvd.,

5th Floor, Kansas City, MO 64106. SS&C GIDS, Inc., located at 801 Pennsylvania Avenue, Kansas City, MO 64105, will serve as the Fund’s transfer agent and dividend paying agent with respect to the Common Shares.
LEGAL MATTERS
Certain legal matters in connection with the Common Shares have been passed upon for the Fund by Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017.
PRIVACY POLICY
Your privacy is very important to the Fund. This Privacy Notice sets forth the Fund’s policies with respect to non-public personal information about the Fund’s shareholders and prospective and former shareholders. These policies apply to shareholders in the Fund and may be changed at any time, provided a notice of such change is given to you.
You may provide the Fund with personal information, such as your name, address, e-mail address, social security and/or tax identification number, assets and/or income information: (i) in a trading confirmation or other related account or transaction documentation; (ii) in correspondence and conversations with the Fund and the Fund’s representatives; and (iii) through transactions in the Fund.
The Fund does not disclose any of this non-public personal information about the Fund’s shareholders, or prospective or former shareholders to anyone, other than to the Fund’s affiliates, such as the Adviser and the Sub-Advisers, and to certain service providers such as the Fund’s accountants, attorneys, auditors and brokers in each case, only as necessary to facilitate the acceptance and management of your investment or account and the Fund’s relationship with you, and to regulators and otherwise as permitted by applicable law. The Fund will comply with all U.S. federal and state laws regarding the protection of consumer information.
The Fund will also release information about you if you direct it to do so, if compelled to do so by law, or in connection with any government or self-regulatory organization request or investigation. For example, it may be necessary, under anti-money laundering and similar laws, to disclose information about shareholders in order to accept investments from and provide reports to them.
The Fund seeks to carefully safeguard your private information and, to that end, restricts access to non-public personal information about you to those employees and other persons who need to know the information to enable the Fund to provide services to you. The Fund also maintains physical, electronic and procedural safeguards to protect your non-public personal information.
If you have any questions regarding this policy or the treatment of your non-public personal information, please contact the Fund’s chief compliance officer at CIM Group, CIM Real Assets & Credit Fund, Chief Compliance Officer, 4700 Wilshire Boulevard, Los Angeles, California 90010.

CIM Real Assets & Credit Fund

CLASS I COMMON SHARES
CLASS C COMMON SHARES
CLASS A COMMON SHARES
CLASS L COMMON SHARES

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PROSPECTUS
January 28, 2026
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All dealers that buy, sell or trade the Common Shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.
You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

CIM REAL ASSETS & CREDIT FUND
Class I, Class C, Class A and Class L Common Shares of Beneficial Interest
Statement of Additional Information
CIM Real Assets & Credit Fund, a Delaware statutory trust, is a non-diversified, closed-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), that continuously offers its common shares of beneficial interest (the “Common Shares”) and is operated as an “interval fund.” The words “Fund,” “we,” “us” and “our” refer to CIM Real Assets & Credit Fund and its wholly-owned subsidiaries, except when the context suggests otherwise.
This Statement of Additional Information (the “SAI”) relating to Common Shares does not constitute a prospectus, but should be read in conjunction with the prospectus relating thereto dated January 28, 2026. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). This SAI does not include all information that a prospective investor should consider before purchasing Common Shares, and investors should obtain and read the prospectus prior to purchasing such shares. A copy of the prospectus may be obtained without charge by calling (866) 907-2653. You may also obtain a copy of the prospectus on the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov). Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the prospectus.
This Statement of Additional Information is dated January 28, 2026.

INVESTMENT OBJECTIVE AND POLICIES
Investment Objective
The Fund’s investment objective is to generate current income through cash distributions and preserve and protect shareholders’ capital across various market cycles, with a secondary objective of capital appreciation. There can be no assurance that the Fund will achieve this objective. The Fund’s investment objective is non-fundamental and may be changed by the Fund’s board of trustees (the “Board”) without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change in this investment objective. Further, the Fund aims to generate current income with lower volatility and correlation to other income investment alternatives.
Fundamental Policies
Except as described below, the Fund, as a fundamental policy, may not, without the approval of the holders of a majority of the outstanding voting securities of the Fund:
(1)invest 25% or more of the value of its total assets in any one industry, except the real estate industry (in which it will invest at least 25% of the value of its total assets). This limitation does not apply to securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (“U.S. government securities”) and tax-exempt securities of governments or their political subdivisions.
(2)issue senior securities or borrow money to purchase additional securities other than as permitted by the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets);
(3)underwrite the securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities or the sale of its own securities, the Fund may be deemed to be an underwriter; or
(4)purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from purchasing or selling options, futures contracts or derivative instruments or from investing in securities or other instruments backed by physical commodities).
Additionally, as a fundamental policy, the Fund may (i) purchase or sell real estate and real estate mortgage loans and (ii) make loans to the fullest extent permitted by applicable law, including the 1940 Act.
Under current law as interpreted by the SEC and its staff, the Fund may not lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties (this restriction does not apply to purchases of debt securities). Subject to this limitation, the Fund may make loans, for example: (a) by loaning portfolio securities; (b) by making loans secured by real estate; or (c) by purchasing non-publicly offered debt securities. For purposes of this limitation, the term “loans” shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities.
Except for the fundamental policies disclosed above and the Fund’s fundamental policy regarding its repurchase offers below, all other policies of the Fund disclosed herein and in the Fund’s prospectus are non-fundamental policies, which may be changed by the Board of Trustees of the Fund without shareholder approval.
Repurchase Offer Fundamental Policy
The Board has adopted a fundamental policy setting forth that the Fund will conduct quarterly repurchase offers. This fundamental policy may be changed only with the approval of a majority of the outstanding voting securities of the Fund. The Fund is required to offer on a quarterly basis to repurchase at least 5% of its outstanding Common Shares at NAV unless suspended or postponed in accordance with regulatory requirements, each repurchase request deadline shall be no sooner than
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the 21st calendar day and no later than the 42nd calendar day after shareholders are notified in writing of each quarterly repurchase and each repurchase pricing shall occur no later than the 14th day after the applicable repurchase request deadline or the next business day if the 14th is not a business day. The Fund may not offer to repurchase less than 5% nor more than 25% of its outstanding Common Shares in any repurchase offer.
Other Non-Fundamental Policies
In addition to the Fund’s investment objective, the Fund has adopted the following additional investment policy, which may be changed by the Board without shareholder approval:
The Fund has adopted a policy to invest, under normal market conditions, at least 80% of its assets (net assets plus any borrowings for investment purposes) in “Real Assets” and “Credit and Credit-Related Investments.”
The Fund’s investments in Real Assets will generally consist of (1) direct real estate that may be held through one or more wholly-owned subsidiaries, (2) public real estate investment trusts (“REITs”) (including publicly-traded REITs and publicly registered and non-listed REITs) and private REITs, (3) real estate mortgages, (4) CMBS and (5) infrastructure assets. In addition to its Real Assets located in the United States, the Fund invests in Real Assets located in foreign countries (including real estate debt or mortgages backed by real estate in foreign countries). The Fund will limit its foreign Real Assets investments to Real Assets located in Canada, and countries in Western Europe, Central America or South America and may invest in emerging markets countries located in those regions. The Fund will limit its foreign investments to 15% of its total assets. There is no minimum allocation to foreign investments and, at times, the Fund may hold only U.S. investments.
The Fund will provide shareholders with at least 60 days’ notice prior to changing the Fund’s non-fundamental policies.
The percentage limitations applicable to the Fund’s portfolio described in the prospectus and this SAI apply only at the time of investment and the Fund will not be required to sell securities due to subsequent changes in the value of securities it owns.
OTHER INVESTMENT POLICIES AND TECHNIQUES
Temporary Investments
During the period in which the net proceeds of this offering of Common Shares are being invested, the Fund may invest, for defensive or diversification purposes, some or all of its assets in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the Treasury or by U.S. government agencies or instrumentalities; non-U.S. government securities which have received the highest investment grade credit rating, certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; bank time deposits; shares of money market funds; credit linked notes; repurchase agreements with respect to any of the foregoing; or any other fixed income securities that CIM Capital SA Management, LLC (the “CIM Sub-Adviser”) and OFS Capital Management, LLC (the “OFS Sub-Adviser,” and, together with the CIM Sub-Adviser, the “Sub-Advisers” and each a “Sub-Adviser”) consider appropriate under the circumstances. It is impossible to predict when, or for how long, the Fund will use these alternative strategies. There can be no assurance that such strategies will be successful.
Commercial Paper. Commercial paper represents short-term unsecured promissory notes issued in bearer form by corporations such as banks or bank holding companies and finance companies. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.
Certificates of Deposit. Certificates of deposit are certificates that are issued against funds deposited in a commercial bank for a definite period of time and that earn a specified return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.
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Fixed Time Deposits. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation. There are generally no contractual restrictions on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is no market for such deposits. The Fund may also hold funds on deposit with its custodian bank in an interest- bearing account for temporary purposes.
Bankers’ Acceptances. Bankers’ acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are “accepted” by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity.
Private Real Estate Funds
The Fund may invest in private real estate funds managed by institutional investment managers with expertise in managing portfolios of real estate and real estate-related securities. These funds generally have large minimum investment requirements and stringent investor qualification criteria intended to limit their direct investors to mainly institutions such as endowments and pension funds.
The Fund’s typical investments in private real estate funds will be made through the purchase of common stock, limited liability company units, or limited partnership interests (or similar interests). Investment criteria will include evaluating a combination of strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation, and target leverage levels.
Derivatives
General Limitations on Derivatives Transactions. The SEC adopted new regulations governing the use of derivatives by registered investment companies (“Rule 18f‐4”) in October 2020. Rule 18f‐4 imposes limits on the amount of derivatives a fund can enter into, eliminates the asset segregation framework previously used by funds to comply with Section 18 of the 1940 Act, and requires funds whose use of derivatives is greater than a limited specified amount to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager. The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f‐4.
The Fund operates as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule 18f-4. To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule 18f-4). Unless the Fund qualifies as a “limited derivatives user” as defined in Rule 18f-4, the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
The Fund limits its engagement in derivative transactions such that it will qualify as a “limited derivatives user” for purposes of Rule 18f-4 such that the Fund will be subject to substantially fewer substantive requirements under that rule than would be the case if it did not so qualify. However, there is no guarantee that the Fund will meet or continue to meet such qualifications, and, as a result, there is a risk that the Fund may become subject to more onerous requirements under Rule 18f-4 than currently intended.
General Limitations on Futures and Options Transactions. The use of derivatives that are subject to regulation by the U.S. Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool, and CIM Capital IC Management, LLC (the “Adviser,” and, together with the Sub-Advisers, the “Advisers”) has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” with the CFTC and the National Futures Association, which regulate trading in the futures markets.
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Various exchanges and regulatory authorities have undertaken reviews of options and futures trading in light of market volatility. Among the possible actions that have been presented are proposals to adopt new or more stringent daily price fluctuation limits for futures and options transactions and proposals to increase the margin requirements for various types of futures transactions.
Options. The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.
As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.
Certain Considerations Regarding Options. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.
Some, but not all, of the Fund’s derivative instruments may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option in order to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.
Futures Contracts. The Fund may enter into securities-related futures contracts, including security futures contracts, as an anticipatory hedge. The Fund’s derivative investments may include sales of futures as an offset against the effect of expected declines in securities prices and purchases of futures as an offset against the effect of expected increases in securities prices. The Fund does not enter into futures contracts which are prohibited under the CEA and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be “short” the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.
Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. In order to enter into a security futures contract, the Fund must deposit funds with its custodian in the name of the futures commodities merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.
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An open position, either a long or short position, is closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.
Under certain market conditions, it may also be difficult or impossible to manage the risk from open security futures positions by entering into an equivalent but opposite position in another contract month, on another market, or in the underlying security. This inability to take positions to limit the risk could occur, for example, if trading is halted across markets due to unusual trading activity in the security futures contract or the underlying security or due to recent news events involving the issuer of the underlying security.
There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.
Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. At the expiration of a security futures contract that is settled through physical delivery, a person who is long the contract must pay the final settlement price set by the regulated exchange or the clearing organization and take delivery of the underlying securities. Conversely, a person who is short the contract must make delivery of the underlying securities in exchange for the final settlement price. Settlement with physical delivery may involve additional costs.
Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.
As noted above, margin is the amount of funds that must be deposited by the Fund in order to initiate futures trading and to maintain the Fund’s open positions in futures contracts. A margin deposit is intended to ensure the Fund’s performance of the futures contract. The margin required for a particular futures contract is set by the exchange on which the futures contract is traded and may be significantly modified from time to time by the exchange during the term of the futures contract.
If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. In computing its NAV, the Fund marks to market the current value of its open futures contracts. The Fund expects to earn interest income on its margin deposits.
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Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor. For example, if at the time of purchase 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, before any deduction for the transaction costs, if the account were then closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.
In addition to the foregoing, imperfect correlation between futures contracts and the underlying securities may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.
In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. For example, trading on a particular security futures contract must be halted if trading is halted on the listed market for the underlying security as a result of pending news, regulatory concerns or market volatility. Similarly, trading of a security futures contract on a narrow-based security index must be halted under circumstances where trading is halted on securities accounting for at least 50% of the market capitalization of the index. In addition, regulated exchanges are required to halt trading in all security futures contracts for a specified period of time when the Dow Jones Industrial Average experiences one-day declines of 10%, 20% and 30%. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market.
A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.
Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.
Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.
Reverse Repurchase Agreements
The Fund has entered into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. At the time the Fund enters into a reverse repurchase agreement, it may designate on its books and records liquid instruments having a value not less than the repurchase price (including accrued interest). The Fund will treat all reverse repurchase agreements as derivative transactions under Rule 18f-4. The use by the Fund of reverse repurchase agreements involves many of the same risks of
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leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.
If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.
Repurchase Agreements
The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract.
High Yield Securities
The Fund may invest in high yielding, fixed income securities rated below investment grade (e.g., rated below “Baa” by Moody’s or below “BBB” by S&P or Fitch). The Sub-Advisers anticipate investing in securities that are rated CCC or below or their equivalent, or are unrated fixed- income securities. Below investment grade securities are also sometimes referred to as “junk” securities.
Debt obligations rated in the lower ratings categories, or which are unrated, involve greater volatility of price and risk of loss of principal and income. In addition, lower ratings reflect a greater possibility of an adverse change in financial condition affecting the ability of the issuer to make payments of interest and principal.
The market price and liquidity of lower rated fixed income securities generally respond to short-term corporate and market developments to a greater extent than do the price and liquidity of higher rated securities because such developments are perceived to have a more direct relationship to the ability of an issuer of such lower rated securities to meet its ongoing debt obligations.
Reduced volume and liquidity in the high yield bond market or the reduced availability of market quotations will make it more difficult to dispose of the bonds and to value accurately our assets. In addition, our investments in high yield securities may be susceptible to adverse publicity and investor perceptions, whether or not justified by fundamental factors.
Investment Grade Bonds
The Fund may invest in a wide variety of fixed-income securities rated or determined by the Sub-Advisers to be investment grade quality that are issued by corporations and other non-governmental entities and issuers (“Investment Grade Bonds”). Investment Grade Bonds are considered from “extremely strong capacity to meet financial commitments” (AAA or Aaa) down to “adequate capacity to meet financial commitments but more subject to adverse economic conditions” (BBB or Baa). Investment Grade Bonds have varying levels of sensitivity to changes in interest rates and varying degrees of credit quality. The values of Investment Grade Bonds, like those of other fixed-income securities, may be affected by changes in the credit rating or financial condition of an issuer. Some Investment Grade Bonds possess speculative characteristics, and may be more sensitive to economic changes and changes in the financial condition of issuers. The market prices of Investment Grade Bonds in the lowest investment grade categories may fluctuate more than higher-quality securities and may decline significantly in periods of general or regional economic difficulty. Investment Grade Bonds in the lowest investment grade categories may be thinly traded, making them difficult to sell promptly at an acceptable price. Investment Grade Bonds
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include certain investment grade quality asset-backed securities, and other hybrid securities and instruments that are treated as debt obligations for U.S. federal income tax purposes.
Non-Diversified Status
The Fund does not meet the diversification requirements of the 1940 Act as in effect. Because the Fund is “non-diversified” under the 1940 Act, it is subject only to certain U.S. federal income tax diversification requirements. To comply with U.S. federal income tax requirements for qualification as a regulated investment company, the Fund’s investments will be limited in a manner such that at the close of each quarter of each taxable year, (a) no more than 25% of the value of the Fund’s total assets are invested (i) in the securities (other than U.S. government securities or securities of other regulated investment companies) of a single issuer, (ii) in the securities (other than securities of other regulated investment companies) of two or more issuers controlled (by owning 20% or more of their voting power) by the Fund and determined to be engaged in the same, similar or related trades or businesses or (iii) in the securities of one or more “qualified publicly traded partnerships” (as defined under Section 851(h) of the Internal Revenue Code of 1986, as amended (the “Code”)) and (b) at least 50% of the value of the Fund’s total assets are invested in cash, cash equivalents, government securities, securities of other regulated investment companies, and other securities, provided that with respect to such other securities, no more than 5% of the value of its total assets are invested in the securities (other than U.S. government securities or securities of other regulated investment companies) of a single issuer and no investment represents more than 10% of the outstanding voting securities of such issuer. These tax-related limitations may be changed by the Fund’s Board of Trustees only to the extent appropriate in light of changes to applicable tax requirements.
Because the Fund is “non-diversified,” it can invest a greater percentage of its assets in a single issuer or a group of issuers, and, as a result, may be subject to greater credit, market, and other risks than a diversified fund. The poor performance by a single issuer may have a greater impact on the performance of a non-diversified fund. A non-diversified fund’s shares tend to be more volatile than shares of a diversified fund and are more susceptible to the risks of focusing investments in a small number of issuers or industries, and the risks of a single economic, political or regulatory occurrence.
Foreign Investments
The Fund has invested in and may in the future make additional investments in foreign assets or assets that have foreign exposure, including investments quoted or denominated in a currency other than U.S. dollars. Investments in foreign issuers or assets that have foreign exposure may offer potential benefits not available from investments solely in the United States. Such benefits may include the opportunity to invest in foreign issuers that appear, in the opinion of the Advisers, to offer the potential for better long term growth of capital and income than investments in U.S, the opportunity to invest in foreign countries with economic policies or business cycles different from those of the United States and the opportunity to reduce fluctuations in portfolio value by taking advantage of foreign markets that do not necessarily move in a manner parallel to U.S. markets. Investing in foreign assets or in assets that have foreign exposure also involves, however, certain special risks, which are not typically associated with investing in the United States. Many of these risks are more pronounced for investments in emerging economies. The Fund’s foreign investments may be located in Canada, and in countries in Western Europe, Central America or South America.
With respect to investments in certain foreign countries, there exist certain economic, political and social risks, including the risk of adverse political developments, nationalization, military unrest, social instability, war and terrorism, confiscation without fair compensation, expropriation or confiscatory taxation, limitations on the movement of funds and other assets between different countries, or diplomatic developments, any of which could adversely affect the Fund’s investments in those countries. Governments in certain foreign countries continue to participate to a significant degree, through ownership interest or regulation, in their respective economies. Action by these governments could have a significant effect on market prices of securities and dividend payments.
Many countries throughout the world are dependent on a healthy U.S. economy and are adversely affected when the U.S. economy weakens or its markets decline. Additionally, many foreign country economies are heavily dependent on international trade and are adversely affected by protective trade barriers and economic conditions of their trading partners.
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Protectionist trade legislation enacted by those trading partners could have a significant adverse effect on investing those countries. Individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.
Investments in foreign assets or assets that have foreign exposure often involve currencies of foreign countries. Accordingly, the Fund may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations and may incur costs in connection with conversions between various currencies. The Fund may be subject to currency exposure independent of its investments. Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or anticipated changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks or by currency controls or political developments in the United States or abroad.
Because foreign issuers generally are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a U.S. company. Volume and liquidity in most foreign securities and debt markets are less than in the United States and the securities and debts of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies. The securities and debts of foreign issuers may be listed on foreign exchanges or traded in foreign OTC markets. Fixed commissions on foreign securities and debt exchanges are generally higher than negotiated commissions on U.S. exchanges, although the Fund endeavors to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of foreign exchanges, brokers, dealers and listed and unlisted companies than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. For example, there may be no comparable provisions under certain foreign laws to insider trading and similar investor protections that apply with respect to securities and debt transactions consummated in the United States.
Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities or debt transactions, making it difficult to conduct such transactions. Such delays in settlement could result in temporary periods when some of the Fund’s assets are uninvested and no return is earned on such assets. The inability of the Fund to make intended purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of portfolio investments due to settlement problems could result either in losses to the Fund due to subsequent declines in value of the investments or, if the Fund has entered into a contract to sell the investments, in possible liability to the purchaser.
The Fund may invest in countries with emerging economies or securities markets. Political and economic structures in many of such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries. Certain of such countries have in the past failed to recognize private property rights and have at times nationalized or expropriated the assets of, or ignored internationally accepted standards of due process against, private companies. In addition, a country may take these and other retaliatory actions against a specific private company, including the Fund or the Advisers, and the Fund could be subject to substantial losses. In addition, the Fund or the Advisers may determine not to invest in, or may limit its overall investment in, a particular issuer, country or geographic region due to, among other things, heightened risks regarding repatriation restrictions, confiscation of assets and property, expropriation or nationalization.
MANAGEMENT OF THE FUND
The Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The responsibilities of the Board include, among other things, the appointment of the Fund’s investment adviser and investment sub-advisers, oversight of the Fund’s investment
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activities, approving the valuation of the Fund’s assets, oversight of the Fund’s financing arrangements and corporate governance activities. The Board consists of 5 members (the “Trustees”), 3 of whom are not “interested persons,” as such term is defined in Section 2(a)(19) of the 1940 Act, of the Fund, the Adviser or of the Sub-Advisers and are “independent” as determined by the Board (the “Independent Trustees”). The Board elects our executive officers, who serve at the discretion of the Board.
Board of Trustees
Under our Declaration of Trust, each Trustee shall serve during the continued lifetime of the Fund and will not be subject to a term limit. The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Trustees serving on the Board were elected by the organizational trustee of the Fund. The Fund does not intend to hold annual meetings of its shareholders.
Interested Trustees
The following Trustees are “interested persons” as defined in the 1940 Act (the “Interested Trustees”). The address for each trustee is c/o CIM Real Assets & Credit Fund, 4700 Wilshire Boulevard, Los Angeles, CA 90010.

Name and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Principal Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee
David Thompson Birth year: 1963	Trustee, Chairman of the Board of Trustees and Chief Executive Officer	2019
Mr. Thompson has been the Chief Executive Officer of the Fund since August 2019. In addition, Mr. Thompson is a Principal and Chief Financial Officer of CIM. As a Principal, Mr. Thompson serves on CIM’s Investment Committee, Investment Committee—Credit Subcommittee and Valuation Committee. He has also been Chief Executive Officer of Creative Media & Community Trust Corporation (Nasdaq: CMCT), a CIM-managed real estate investment trust that seeks to own, operate and develop premier multifamily and creative office assets in vibrant and emerging communities throughout the United States, since March 2019. Previously, Mr. Thompson served as the Chief Financial Officer of CMCT from March 2014 to March 2019.
				1	None
Bilal Rashid Birth Year: 1971	Trustee	2019
Mr. Rashid is the Chairman of the Board and Chief Executive Officer of OFS Capital Corporation, and the Chairman of the Board, President and Chief Executive Officer of Hancock Park Corporate Income, Inc. and OFS Credit Company, Inc.. He is also President and a Senior Managing Director of the OFS Sub-Adviser, Chief Executive Officer of Orchard First Source Asset Management Holdings, LLC (“Holdings”), and a member of Holdings’ executive committee. Mr. Rashid also serves on the Middle-Market Investment Committee, Broadly Syndicated Investment Committee and Structured Credit Investment Committee of the OFS Sub-Adviser.
				4	None
(1) The Trustees and officers serve until their successors are duly elected and qualified.
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(2) The Fund Complex includes the Fund, OFS Capital Corporation (Nasdaq: OFS), a business development company managed by the OFS Sub-Adviser, OFS Credit Company (Nasdaq: OCCI), a registered investment company managed by the OFS Sub-Adviser, and Hancock Park Corporate Income, Inc., a business development company managed by the OFS Sub-Adviser.
Independent Trustees
The following Trustees are not “interested persons” as defined in the 1940 Act. The address for each trustee is c/o CIM Real Assets & Credit Fund, 4700 Wilshire Boulevard, Los Angeles, California 90010.

Name	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Principal Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee
Stephen O. Evans Birth year: 1945	2019	Mr. Evans served as a member of the Board of Directors of CIM Real Estate Finance Trust, Inc. (“CMFT”), a non- listed REIT that invests primarily in net lease core real estate assets as well as real estate loans and other credit investments, from December 2020 to December 2021. He served as a member of the board of directors of Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) from July 2016 until CCIT III’s merger with and into CMFT in December 2020. Since 2000, Mr. Evans has served as the president of Evans Realty Associates, a private real estate investment company.	1	Communities Southwest, Inc., a private land investment and development company
Carol (“Lili”) Lynton Birth year: 1961	2019	Since 1992, Ms. Lynton has been an operating partner for The Dinex Group, which operates Daniel Boulud branded restaurants, and which she co-founded. Ms. Lynton also currently serves as the President and Chief Financial Officer of Lezen Acquisition, LLC, which is the owner of Arcadia Publishing Company. Further, Ms. Lynton has served as the chief investment officer of HD American Trust, a family investment office she started in 1987.	1	Gaming and Leisure Properties, Inc. (NASDAQ: GLPI) and Phaidon Press, a private publishing company.
Ashwin Ranganathan Birth year: 1969	2019	Mr. Ranganathan is the Founder and CEO of Sikander Capital, a multi-asset family office focused on equity, venture capital and real estate, which he started in 2013. Since January 2022, Mr. Ranganathan has served as a member of the Board of Directors, as a member of the Audit Committee, Nominating & Corporate Governance Committee and as Chairman of the Compensation Committee of OFS Capital Corporation and a member of the Board of Directors, the Audit Committee and Nominating & Governance Committee of Hancock Park Corporate Income, Inc.	3	None
_____________________
(1)The Trustees and officers serve until their successors are duly elected and qualified.
(2)The Fund Complex includes the Fund, OFS Capital Corporation and Hancock Park Corporate Income, Inc.
Experience of Trustees
Biographical Information
The following is information concerning the business experience of the Board and executive officers. Our trustees have been divided into two groups — Interested Trustees and Independent Trustees. The Board believes that, collectively, the
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trustees have balanced and diverse experience, qualifications, attributes and skills, which allow our Board to operate effectively in governing the Fund and protecting the interests of its shareholders. Below is a description of the various experiences, qualifications, attributes and/or skills with respect to each trustee considered by the Board.
Interested Trustees
David Thompson has been a Trustee and Chief Executive Officer of the Fund since August 2019. He is also a Principal and Chief Financial Officer of CIM and serves on CIM’s Investment Committee, Valuation Committee and the ICCS. He has also served as CEO of CMCT since March 2019. Prior to joining CIM in November 2009, Mr. Thompson spent 15 years with Hilton Hotels Corporation, most recently as Senior Vice President and Controller. His experience includes billions of dollars of real estate acquisitions and dispositions in the hospitality, gaming and timeshare sectors, as well as significant capital markets experience. Mr. Thompson began his career as a C.P.A. in the Los Angeles office of Arthur Andersen & Co. Mr. Thompson received a B.S. degree in Accounting from the University of Southern California.
Bilal Rashid has served as a member of the Board of Trustees since August 2019. He is the Chairman of the Board of Directors and Chief Executive Officer of OFS Capital Corporation (Nasdaq: OFS) and the Chairman of the Board, President and Chief Executive Officer of Hancock Park Corporate Income, Inc. and OFS Credit Company, Inc. (Nasdaq: OCCI), each of which is externally managed by OFS Capital Management, LLC (“OFS Sub-Adviser”). He is also President and a Senior Managing Director of the OFS Sub-Adviser, Chief Executive Officer of Orchard First Source Asset Management Holdings, LLC (“Holdings”), and a member of Holdings’ executive committee. Mr. Rashid also serves on the Middle-Market Investment Committee, Broadly Syndicated Investment Committee and Structured Credit Investment Committee of the OFS Sub-Adviser.

Mr. Rashid has more than 25 years of experience in investment banking, debt capital markets and investing as it relates to corporate credit, structured credit and securitization. Over the years, he has advised and arranged financing for commercial finance companies including business development companies, banks, and asset management companies including hedge funds and private equity firms. Prior to joining Orchard First Source Capital, Inc. in 2008, Mr. Rashid was a managing director in the Global Markets & Investment Banking (“GMI”) division at Merrill Lynch. Before joining Merrill Lynch in 2005, he was a Vice President at Natixis Capital Markets, which he joined from Canadian Imperial Bank of Commerce (“CIBC”). Prior to CIBC, he worked as an investment analyst in the project finance area at the International Finance Corporation, which is part of the World Bank. Prior to that, Mr. Rashid was a financial analyst at Lehman Brothers. Mr. Rashid holds a B.S. in Electrical Engineering from Carnegie Mellon University and an MBA from Columbia University.
Independent Trustees
Stephen O. Evans has been a Trustee of the Fund since August 2019. Mr. Evans also served as a member of the board of directors of CIM Real Estate Finance Trust, Inc. from December 2020 to December 2021. Mr. Evans previously served as a member of the board of directors of Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) from July 2016 to December 2020, having served as a member of its audit committee from July 2016 to December 2020 and as the chairman of its nominating and corporate governance committee and its valuation, compensation and affiliate transactions committee since August 2018 to December 2020. Mr. Evans previously served as CCIT III’s non-executive chairman of the board from July 2016 to August 2018. Since 2000, Mr. Evans has served as the president of Evans Realty Associates, a private real estate investment company. Mr. Evans previously served as an executive committee member and trustee of Equity Residential (EQR), a publicly-traded REIT, from 1998 to June 2010, and as Executive Vice President at Equity Residential from 1998 through 1999. In 1981, Mr. Evans co-founded and served as chief executive officer and chairman of Evans Withycombe Residential, a private multi-family housing investment, development and management company focused in Arizona and Southern California. In 1994, Evans Withycombe Residential (EWR) became a publicly-traded REIT and Mr. Evans served as its chief executive officer and chairman until its merger with Equity Residential in December 1997. Mr. Evans served as a director of the Biltmore Bank of Arizona from 2004 to December 2012, and currently serves as a director of Communities Southwest, a private land investment and development company. His business affiliations have included the Arizona Multi-Housing Association, Urban Land Institute, National Multi- Housing Council and National Association of Real Estate Investment Trusts. Mr. Evans received a B.S. in Business Administration and an MBA from Arizona State University. Mr. Evans also served as an officer in the U.S. Air Force.
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Carol (“Lili”) Lynton has been a Trustee of the Fund since August 2019. Since 1992, Ms. Lynton has been an operating partner for The Dinex Group, which operates Daniel Boulud branded restaurants, and which she co-founded. Ms. Lynton is currently the President and CFO of Lezen Acquisition LLC, which is the owner of Arcadia Publishing Company. Furthermore, since 1987, Ms. Lynton has served as the chief investment officer of HD American Trust, a family investment office. In 1990, Ms. Lynton co-founded Telebank, an internet banking pioneer sold to E*Trade in 1999. From 1987 to 1990, Ms. Lynton was an investment analyst at Sanford C. Bernstein. From 1983 to 1985, Ms. Lynton was an M&A analyst at Lehman Brothers. Ms. Lynton served as a director of El Pollo Loco Holdings, Inc. (NASDAQ: EPL) from 2016 until 2024. She has served as a director of Gaming and Leisure Properties, Inc. (NASDAQ: GLPI) since 2019; and a director of Phaidon, a London-based privately owned publishing company, since May 2022. Ms. Lynton is an advisory board member for The Hamilton Project; a member of the boards of trustees for Vera Institute of Justice, East Harlem Scholars Academy, East Harlem Scholars Academy II, and East Harlem Tutorial Program; a board member for The Bail Project; a board member for the Center on Budget Policy and Priorities, the Hospitality Alliance of NYC; and a trustee of the John Simon Guggenheim Memorial Foundation. From 2009 to 2011, Ms. Lynton was a senior vice president with the New York City Investment Fund. Ms. Lynton holds a bachelor’s degree from Harvard College and an MBA from Harvard Business School.
Ashwin Ranganathan has been a Trustee of the Fund since August 2019. Mr. Ranganathan is the Founder and CEO of Sikander Capital, a multi- asset family office focused on equity, venture capital and real estate, which he started in 2013. Prior to that, he was a partner and managing director at Tudor Capital, a $13 billion global multi-strategy hedge fund, from 2005 until 2013, where he managed a $500 million Asia Pacific long/short equity portfolio, was co-portfolio manager of Tudor’s emerging markets fund and a member of the board of directors of Tudor Capital Singapore. From 2001 to 2005, Mr. Ranganathan was a senior vice president and an equity partner at Oaktree Capital Management, a global asset management firm specializing in alternative investment strategies, where he served as head of the global emerging markets group. Mr. Ranganathan began his career at Goldman Sachs Asset Management in 1994, where he worked as a portfolio manager in the firm’s Hong Kong and Singapore offices until 2000 and helped to build its emerging markets equity business. Since January 2022, Mr. Ranganathan has served as a member of the Board of Directors, as a member of the Audit Committee, Nominating & Corporate Governance Committee, and as Chairman of the Compensation Committee of OFS Capital Corporation. a business development company managed by the OFS Sub-Adviser. Since January 2022, Mr. Ranganathan has also served as a member of the Board of Directors, the Audit Committee and Nominating & Corporate Governance Committee of Hancock Park Corporate Income, Inc., a business development company externally managed by the OFS Sub-Advisor. Mr. Ranganathan attended the Doon School in India and has bachelor’s degree in English Literature from St. Stephens College, Delhi University, and a master’s degree in Politics, Philosophy and Economics from Exeter College, Oxford University. He is also a Chartered Financial Analyst.

Share Ownership
Name of Trustee	Dollar Range of Equity Securities in the Fund(1)(2)(3)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies(1)(2)(3)
Interested Trustees
Bilal Rashid	$—	Over $100,000
David Thompson	$—	$—
Independent Trustees
Stephen O. Evans	$—	$—
Carol “Lili” Lynton	$—	$—
Ashwin Ranganathan	$—	$—
_____________________
(1)Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or Over $100,000
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(2)Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.
(3)The dollar range of equity beneficially owned is based on the current NAV per Class I Share.
Board Leadership Structure
The Fund’s business and affairs are managed under the direction of the Board. Among other things, the Board sets broad policies for the Fund and approves the appointment of the Fund’s investment adviser, investment sub-advisers, administrator and officers. The role of the Board, and of any individual Trustee, is one of oversight and not of management of the Fund’s day-to-day affairs.
Under the Declaration of Trust, the Chief Executive Officer, or if provided otherwise by the Board, any Trustee chosen by the Board may serve as chair to preside over meetings of the Board and meetings of shareholders and to perform such other duties as may be assigned to him or her by the Board. David Thompson will serve as chair of the Board and is an “interested person” by virtue of his role as our Chief Executive Officer.
The Board believes that while independent oversight of management is an important component of an effective board of trustees, the most effective leadership structure for the Fund at the present time is for Mr. Thompson to serve as the principal executive officer of the Fund and also serve as Chairman of the Board. The Independent Trustees believe that because Mr. Thompson is ultimately responsible for the day-to-day operation of the Fund and for executing the Fund’s strategy, and because the performance of the Fund is an integral part of Board deliberations, Mr. Thompson is the Trustee best qualified to act as Chairman of the Board. The Board retains the authority to modify this structure to best address the Fund’s unique circumstances, and to advance the best interests of all shareholders, as and when appropriate. In addition, although the Fund does not have a lead independent trustee, the Board believes that the current structure is appropriate, as the Fund has no employees and is externally managed by the Adviser, whereby all operations are conducted by the Adviser or its affiliates with the assistance from the Sub-Advisers.
The Fund recognizes that different board leadership structures are appropriate for companies in different situations. The Fund re-examines its corporate governance policies on an ongoing basis to ensure that they continue to meet its needs.
All of the Independent Trustees play an active role on the Board. The Independent Trustees compose a majority of the Board and will be closely involved in all material deliberations related to the Fund. The Board believes that, with these practices, each Independent Trustee has an equal involvement in the actions and oversight role of the Board and equal accountability to the Fund and its shareholders. The Independent Trustees are expected to meet separately and with the Fund’s chief compliance officer as part of at least one regular Board meeting each year.
The Board believes that its leadership structure is the optimal structure for the Fund at this time. The Board, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of the Fund.
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Compensation of Trustees
The fees and expenses of the Trustees are paid by the Fund. Each Interested Trustee receives no compensation from the Fund. The Independent Trustees received from the Fund the amounts set forth below for the twelve months ending September 30, 2025.

Name of Trustee	Compensation from the Fund	Total Compensation from the Fund and Fund Complex Paid to Trustees
Independent Trustees:
Stephen O. Evans	$90,000	$90,000
Carol “Lili” Lynton	$90,000	$90,000
Ashwin Ranganathan	$90,000	$202,500*
Interested Trustees:
Bilal Rashid	$—	$—
David Thompson	$—	$—
* Includes $90,000 paid by the Fund, $100,000 paid by OFS Capital Corporation and $12,500 paid by Hancock Park Corporate Income, Inc.
The Fund pays every Independent Trustee an annual cash retainer fee, determined based on the Fund’s net assets as of the end of each fiscal quarter. Amounts payable under this arrangement are determined and paid quarterly in arrears as follows:

Net Asset Value	Annual Cash Retainer
$0 to $125 million	$50,000
$125 to $250 million	$75,000
> $250 million	$90,000

Board Committees
The Board currently has two committees: an audit committee (the “Audit Committee”) and a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”).
Audit Committee. The Audit Committee operates pursuant to a charter approved by the Board. The charter sets forth the responsibilities of the Audit Committee. The primary function of the Audit Committee is to serve as an independent and objective party to assist the Board in fulfilling its responsibilities for overseeing and monitoring the quality and integrity of the Fund’s financial statements, the adequacy of the Fund’s system of internal controls, the review of the independence, qualifications and performance of the Fund’s registered public accounting firm, and the performance of the Fund’s internal audit function. The Audit Committee’s responsibilities include selecting the Fund’s independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of its audit of the Fund’s financial statements, pre- approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems and reviewing the Fund’s financial statements and periodic reports. The current members of the Audit Committee are Stephen O. Evans, Carol (“Lili”) Lynton and Ashwin Ranganathan, each of whom is an Independent Trustee. The Board has elected Ms. Lynton as the chair of the Audit Committee. The Board has determined that Ms. Lynton qualifies as an “audit committee financial expert” as defined under SEC rules.
The Audit Committee met five times during the year ended September 30, 2025.
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Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for selecting, researching, and nominating trustees for election by the Fund’s shareholders, selecting nominees to fill vacancies on the Board or a committee of the Board, developing and recommending to the Board a set of corporate governance principles and overseeing the evaluation of the Board and the Fund’s management. The Nominating and Corporate Governance Committee will also consider shareholders’ proposed nominations for trustees. Shareholders may recommend individuals to the nominating and corporate governance committee for consideration as potential trustee candidates by submitting their names, together with appropriate biographical information and background materials, to the nominating and corporate governance committee, c/o David Thompson, Chief Executive Officer, CIM Real Assets & Credit Fund, 4700 Wilshire Boulevard, Los Angeles, CA 90010. Assuming that appropriate biographical and background material has been provided on a timely basis, the nominating and corporate governance committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. The current members of the Nominating and Corporate Governance Committee are Stephen O. Evans, Carol (“Lili”) Lynton and Ashwin Ranganathan, each of whom is an Independent Trustee. Mr. Ranganathan serves as the chair of the Nominating and Corporate Governance Committee.
The Nominating and Corporate Governance Committee met one time during the year ended September 30, 2025.
Risk Oversight
The Board will oversee the Fund’s business and operations, including certain risk management functions. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). The Board will implement its risk oversight function both as a whole and through its committees. In the course of providing oversight, the Board and its committees will receive reports on the Fund, the Adviser and the Sub-Advisers’ activities, including reports regarding the Fund’s investment portfolio and financial accounting and reporting. The Board will also receive a quarterly report from the Fund’s chief compliance officer, who reports on the Fund’s compliance with the federal and state securities laws and the Fund’s internal compliance policies and procedures as well as those of the Adviser, the Sub-Advisers, the Dealer Manager, the Distributor, the transfer agent and other service providers. The Audit Committee’s meetings with the Fund’s independent registered public accounting firm will also contribute to its oversight of certain internal control risks. In addition, the Board will meet periodically with the Adviser and the Sub-Advisers to receive reports regarding the Fund’s operations, including reports on certain investment and operational risks, and the Independent Trustees will be encouraged to communicate directly with senior members of the Fund’s management.
The Board believes that this role in risk oversight is appropriate. The Fund believes that it has robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect the Fund can be identified or eliminated, and some risks are beyond the control of the Fund, the Adviser, the Sub-Advisers and the Fund’s other service providers.
Officers of the Fund
Executive Officers Who are Not Trustees
Information regarding the Fund’s executive officers who are not Trustees is as follows:

Name	Year of Birth	Position(s) Held
Nathan D. DeBacker	1980	Chief Financial Officer and Treasurer
Stephen Altebrando	1977	Vice President - Portfolio Management
Jordan Dembo	1978	Vice President and Assistant Secretary
Lisa Kustron	1981	Chief Compliance Officer
Christopher Filosa	1976	Secretary
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The address for each executive officer is c/o CIM Real Assets & Credit Fund, 4700 Wilshire Boulevard, Los Angeles, California 90010. The following is information concerning the business experience of our officers:
Nathan D. DeBacker has served as the Chief Financial Officer and Treasurer of the Fund since November 2025. He has been Managing Director of Finance & Accounting at CIM Group since March 2021. Since April 2023, Mr. DeBacker has also served as the chief accounting officer of CIM Opportunity Zone Fund, L.P. He served as chief financial officer of Creative Media & Community Trust Corporation (“CMCT”) and the Fund from March 2019 until August 2022. Mr. DeBacker served as chief financial officer and treasurer of CCIT II from February 2018 until CCIT II’s merger with GRT in March 2021. He also served as chief financial officer and treasurer of CCPT V and CCIT III from August 2016 until CCPT V’s and CCIT III’s respective mergers with our company in December 2020, and chief financial officer and treasurer of CINAV from April 2016 until CINAV’s merger with our company in December 2021. Mr. DeBacker also serves as an officer of various affiliates of CIM including as vice president of CMFT Management. He served as the chief financial officer of CCO Capital, CIM’s FINRA registered broker-dealer, from February 2018 to December 2020. From August 2016 to February 2018, Mr. DeBacker served as senior vice president and chief financial officer, Cole REITs, of VEREIT, Inc. (“VEREIT”). Mr. DeBacker was the principal at CFO Financial Services, LLC, a certified public accounting firm that provided accounting, payroll, tax, forecasting and planning, business valuation and investment advisory services to individuals and business organizations, from May 2014 until August 2016. Mr. DeBacker was also registered as an investment adviser representative with Archer Investment Corporation, an investment advisory firm that partners with accountants and CPAs to provide investment management solutions for their clients, from November 2015 until August 2016. From December 2005 until May 2014, Mr. DeBacker worked at Cole Capital, the predecessor to CCO Group, LLC (“CCO Group”), and, following the merger with VEREIT, most recently served as vice president of real estate planning and analysis. From 2002 until 2005, Mr. DeBacker worked as an auditor for the independent public accounting firm of Ernst & Young LLP. Mr. DeBacker earned his Bachelor of Science degree in Accounting from the University of Arizona and is a Certified Public Accountant in Arizona.
Stephen Altebrando has served as Vice President, Portfolio Oversight of the Fund since October 2019. Mr. Altebrando is First Vice President, Portfolio Oversight at CIM Group and is responsible for overseeing the composition, operations and investment priorities of the Fund and CMCT, a publicly-traded REIT managed by an affiliate of CIM. Mr. Altebrando joined CIM Group in 2015 to oversee public capital markets across real estate and corporate credit strategies. Prior to joining CIM, he spent ten years as a senior research analyst covering the gaming, lodging and leisure sectors at Sidoti & Company, an institutional brokerage firm focused on small and mid-cap U.S. equities. Prior to his role as a sell-side securities analyst, Mr. Altebrando spent six years working in capital market roles at Donaldson, Lufkin and Jenrette, Schwab Capital Markets and Brokerage America. Mr. Altebrando earned a Bachelor of Science degree in Finance from Villanova University and received an MBA in Finance & Business Economics from the Fordham Graduate School of Business & Economics.
Jordan Dembo has served as Assistant Secretary of the Fund since August 2022 and as Vice President since November 2022. He served as Secretary of the Fund from 2020 until 2022. Mr. Dembo is a Principal and Chief Legal Officer within CIM Group’s legal department. In this capacity, Mr. Dembo oversees fund formation, assists with corporate governance and compliance oversight, and provides general advice on other legal issues affecting CIM Group and its investments. Prior to joining CIM Group in November 2011, Mr. Dembo was a Senior Associate in the Real Estate Department for four years at the Los Angeles office of Katten Muchin Rosenman. Prior to that, from 2005 to 2007, Mr. Dembo was an Associate at Cox, Castle & Nicholson, LLP. Mr. Dembo holds a B.B.A. in Real Estate from the University of Wisconsin-Madison and received a J.D. from UCLA, graduating Order of the Coif. Mr. Dembo was named a rising star by Super Lawyers from 2009-2011.
Lisa Kustron has served as Chief Compliance Officer of the Fund since November 2023. Ms. Kustron has served as the Deputy Chief Compliance Officer of the Adviser and its other advisory affiliates since 2019. Ms. Kustron has been a Managing Director of CIM since 2025 and is responsible for overseeing CIM’s Advisers’ compliance programs and dedicated team of professionals. She served as First Vice President of CIM from 2021-2025. Prior to joining CIM in 2017, Ms. Kustron served as a Vice President of Compliance at Oaktree Capital Management. Her experience also includes global compliance roles with Morningstar Investment Management from 2008 to 2015, including serving as the Chief Compliance Officer of EMEA and Asia Pacific. Ms. Kustron earned a Bachelor of Arts degree in Finance from the University of Northern Iowa.
SAI-18

Christopher Filosa has served as Secretary of the Fund since November 2025. Mr. Filosa is a First Vice President in CIM Group’s legal department and has also served as General Counsel to Creative Media & Community Trust (NASDAQ: CMCT) since joining CIM Group in January 2025. Prior to joining CIM Group, Mr. Filosa was Executive Vice President, General Counsel and Secretary of Personalized Beauty Discovery, Inc. (d/b/a “IPSY) from 2016 until 2025. Prior to that, Mr. Filosa was Deputy General Counsel and Assistant Secretary at Sunrun, Inc. (NASDAQ: RUN) from 2011 until 2016. Prior to that Mr. Filosa was Deputy General Counsel at Vision Service Plan (d/b/a VSP Vision Care) from 2009 until 2011. Prior to that, Mr. Filosa was an Associate at Pillsbury Winthrop Shaw Pittman, LLP. Mr. Filosa also worked as an attorney in the student observer program at the U.S. Securities and Exchange Commission as well as at other law firms in San Francisco, CA. Mr. Filosa holds a B.A. from the University of San Diego and an MBA from Santa Clara University. Mr. Filosa received a J.D. from Pepperdine University School of Law, an LLM in Securities and Financial Regulation from Georgetown University Law Center as well as an Executive Education Certificate in Financial Analysis and Valuation for Lawyers from Harvard Law School.
The Adviser
The Adviser, CIM Capital IC Management, LLC, acts as the Fund’s investment adviser and is primarily responsible for determining the amount of the Fund’s total assets that are allocated to each of the Fund’s sub-advisers, and will review such allocation percentage on an ongoing basis and adjust the allocation percentage as necessary to best achieve the Fund’s investment objective. The Adviser also provides administrative and compliance oversight services to the Fund. Founded in 1994, CIM Group is a vertically-integrated community-focused real estate and infrastructure owner, operator, lender and developer of real assets. Mitsui & Co., Ltd., a Japanese trading conglomerate, owns approximately 20% interest in CIM Group.
As of September 30, 2025, CIM Group, the parent company of the Adviser, has aggregate assets owned and operated of approximately $31.8 billion4 across multiple strategies but has not previously managed any registered investment companies. The Adviser or its affiliate will also furnish the Fund with office facilities, equipment and personnel for servicing the management of Fund operations.
The CIM Sub-Adviser
The Adviser has engaged the CIM Sub-Adviser, CIM Capital SA Management, LLC, which is registered as an investment adviser with the SEC under the Advisers Act, to act as investment sub-adviser to the Fund. The Adviser has engaged the CIM Sub-Adviser to manage the portion of the Fund’s investment portfolio that is allocated to Real Assets (excluding CMBS).
The OFS Sub-Adviser
The Adviser has engaged the OFS Sub-Adviser, OFS Capital Management, LLC, which is registered as an investment adviser with the SEC under the Advisers Act, to act as an investment sub-adviser to the Fund. The Adviser has engaged the OFS Sub-Adviser to manage the portion of the Fund’s investment portfolio that is allocated to credit and credit-related investment opportunities, including, but not limited to, investments in Middle- Market companies, Broadly Syndicated Loans, investments in the debt and equity tranches of CLOs, opportunistic credit investments, including stressed and distressed credit situations, as well as CMBS, subject to oversight by the CIM Sub-Adviser.
Administrator
Under the Administration Agreement that the Fund has entered into with the Adviser (in its capacity as co-administrator), the Adviser or its affiliate will furnish the Fund with the provision of clerical and other administrative services, including marketing, investor relations and accounting services and maintenance of certain books and records on our behalf.
4 “Assets Owned and Operated” represents the aggregate assets owned and operated by CIM Group on behalf of partners (including where CIM contributes alongside for its own account) and co-investors, whether or not CIM has discretion, in each case without duplication.
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In addition, the Adviser or its affiliate (in their capacity as co-administrator) will perform the calculation and publication of our NAV and oversee the preparation and filing of our tax returns, the payment of our expenses and the performance oversight of various third party service providers.
Separately, Ultimus Fund Solutions, LLC (the “Ultimus Administrator”), located at 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022, serves as co- administrator and accounting agent of the Fund. Pursuant to a services agreement between the Fund and the Ultimus Administrator (the “Services Agreement”), the Ultimus Administrator provides the Fund with certain administration and accounting services.
In accordance with the Administration Agreement, the Fund will reimburse the Adviser or its affiliates (in its capacity as co-administrator) for certain expenses incurred by it or its affiliates in connection with the administration of the Fund’s business and affairs. Separately, pursuant to the Services Agreement, the Fund will pay the Ultimus Administrator the greater of a minimum fee of $370,000 or fees based on the annual net assets of the Fund plus out of pocket expenses (the “Administration Fee”) in connection with providing services to the Fund.
PORTFOLIO MANAGERS
Other Accounts Managed by Portfolio Managers
The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of September 30, 2025: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

	Number of Accounts	Assets of Accounts (in thousands)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in thousands)
Richard Ressler*
Registered Investment Companies	0	$—		$—
Other Pooled Investment Vehicles	93	$28,100,000	93	$28,100,000
Other Accounts	1	$51,000	1	$51,000

Avi Shemesh*
Registered Investment Companies	0	$—		$—
Other Pooled Investment Vehicles	93	$28,100,000	93	$28,100,000
Other Accounts	1	$51,000	1	$51,000

Shaul Kuba*
Registered Investment Companies	0	$—		$—
Other Pooled Investment Vehicles	93	$28,100,000	93	$28,100,000
Other Accounts	1	$51,000	1	$51,000

Bilal Rashid
Registered Investment Companies	3	$682,048	3	$682,048
Other Pooled Investment Vehicles	14	$3,371,079	14	$3,371,079
SAI-20

	Number of Accounts	Assets of Accounts (in thousands)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in thousands)
Other Accounts	1	$93,662		$—

Kyde Sharp
Registered Investment Companies	2	$410,363	2	$410,363
Other Pooled Investment Vehicles	5	$1,210,780	5	$1,210,780
Other Accounts		$—		$—

Kenneth A. Brown
Registered Investment Companies	3	$682,048	3	$682,048
Other Pooled Investment Vehicles	14	$3,371,079	14	$3,371,079
Other Accounts	1	$93,662		$—

Glen Ostrander
Registered Investment Companies	3	$682,048	3	$682,048
Other Pooled Investment Vehicles	14	$3,371,079	14	$3,371,079
Other Accounts	1	$93,662		$—
*With respect to the CIM Sub-Adviser: (i) figures indicate assets owned and operated as of September 30, 2025 which represents the aggregate assets owned and operated by CIM on behalf of partners (including where CIM contributes alongside for its own account) and co-investors, whether or not CIM has discretion, in each case without duplication; and (ii) figures exclude arrangements in which management responsibility is shared with an unaffiliated third party.
Portfolio Manager Compensation
The Adviser’s investment personnel are not employed by the Fund and receive no direct compensation from the Fund in connection with their investment management activities.
Investment personnel of the Adviser and the CIM Sub-Adviser that are Principals are compensated with a base salary, profit participation and participation in the general partner’s carried interest, or adviser’s incentive fees, as applicable, earned with respect to funds managed by CIM Group and its affiliates. Non-Principal Investment professionals are compensated with a base salary plus bonus, which is determined by both the overall performance of the assets to which such investment professionals are assigned as well as their overall citizenship and contribution to the culture at CIM Group.
The OFS Sub-Adviser compensates its investment professionals through a base salary and a discretionary annual bonus based on a number of factors, including job performance, profitability of OFS Sub-Adviser and market conditions. Professional compensation at the OFS Sub-Adviser is structured so that key professionals benefit from strong investment performance generated on the accounts that the OFS Sub-Adviser manages and from their longevity with the OFS Sub-Adviser. In addition, certain of OFS Sub-Adviser’s Portfolio Managers have ownership and financial interests in, and may receive compensation and/or profit distributions from OFSAM and/or its subsidiaries. These individuals receive compensation from OFS Sub-Adviser that includes an annual base salary, an annual discretionary bonus and a portion of the distributions made by OFS Sub-Adviser, a portion of which may relate to incentive fees or carried interest earned by OFS Sub-Adviser in connection with its services.
SAI-21

Securities Ownership of Portfolio Managers
Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund(1)(2)(3)
Richard Ressler(4)	Over $1,000,000
Avi Shemesh(4)	Over $1,000,000
Shaul Kuba(4)	Over $1,000,000
Bilal Rashid	None
Kyde Sharp	None
Kenneth A. Brown	None
Glen Ostrander	None
_____________________
(1) Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000 or Over $1,000,000.
(2)Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.
(3)The dollar range of equity beneficially owned is based on the current NAV per each class of Common Shares as of September 30, 2025.
(4)These shares are owned directly by CIM RACR, LLC. CIM Group, LLC is the sole equity member of CIM RACR, LLC. Each of Richard Ressler, Avraham Shemesh and Shaul Kuba may be deemed to beneficially own all of these shares because of their positions with CIM Group, LLC. Each of them disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 of the Exchange Act or for any other purpose.
Portfolio Managers Potential Conflicts of Interest
The Adviser, the Sub-Advisers and their respective affiliates will be subject to certain conflicts of interest with the portfolio managers. These conflicts will arise primarily from the involvement of the Adviser, the Sub-Advisers, and other funds, vehicles and separate accounts managed by the Adviser, the Sub-Advisers and/or their respective affiliates (for third party investors or otherwise)(collectively, the “CIM/OFS Vehicles”) in other activities that may conflict with the Fund’s activities. Shareholders should be aware that individual conflicts will not necessarily be resolved in favor of the Fund’s interest.
Broad and Wide-Ranging Activities
The CIM/OFS Vehicles, the Adviser and the Sub-Advisers engage in a broad spectrum of activities. In the ordinary course of business, the CIM/OFS Vehicles, the Adviser and/or the Sub-Advisers may engage in activities where the interests of any of them may conflict with the Fund’s and its shareholders’ interests. Other present and future activities of any of them may give rise to additional conflicts of interest. In the event that a conflict of interest arises, the Adviser and the Sub-Advisers will attempt to resolve such conflicts in a fair and equitable manner, subject to applicable law.
Policies and Procedures
Specified policies and procedures implemented by the Adviser and the Sub-Advisers to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions may reduce the synergies across the CIM/OFS Vehicles’, the Adviser’s and/or the Sub-Advisers’ various businesses that the Fund expects to draw on for purposes of pursuing attractive investment opportunities. Because each of the Advisers and the Sub-Advisers the Fund Complex has various asset management, advisory and other businesses, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. Finally, the Adviser or the Sub-Advisers may enter into one or more strategic relationships in certain regions or with respect to certain types of investments that, although possibly intended to provide greater opportunities
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for the Fund, may require the Fund to share such opportunities or otherwise limit the amount of an opportunity the Fund can otherwise take.
Allocation of Personnel
The Adviser and the Sub-Advisers and their respective officers, managers, members and employees will devote as much of their time to the Fund’s activities as the Adviser and Sub-Advisers deem necessary and appropriate. Subject to the terms of the applicable offering and/or governing documents, affiliates of the Adviser and the Sub-Advisers expect to form additional investment funds, enter into other investment advisory relationships and engage in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser or the Sub-Advisers. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser and the Sub-Advisers and their respective officers, managers, members and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund’s business and the management of the assets of other clients of the Adviser and the Sub-Advisers.
Material Non-Public Information
The Adviser, the Sub-Advisers or certain of their respective affiliates may come into possession of material non-public information with respect to a borrower or an issuer (or an affiliate). Should this occur, the Adviser or the Sub-Advisers would be restricted from buying or selling securities, derivatives or loans of the borrower or the issuer on behalf of the Fund until such time as the information became public or was no longer deemed material to preclude the Fund from participating in an investment. Due to these restrictions, the Adviser or the Sub-Advisers may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold.
To the extent permitted by the 1940 Act and the rules and regulations and other guidelines of the SEC, the Fund may invest in private and public vehicles sponsored by affiliates of the Adviser and Sub-Advisers. To the extent that the Adviser or Sub-Advisers, as the case may be, were to come into possession of material non-public information relevant to an investment decision in connection with a potential investment or sale of securities of a private or public vehicle sponsored by an affiliate of the Adviser or the Sub-Advisers, the Fund may be precluded from making such investment or sale.
Possible Future Activities
Affiliates of the Adviser and the Sub-Advisers may expand the range of services that they provide over time and will not be restricted in the scope of their business or in the performance of any such services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Each of the Adviser and the Sub-Advisers has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with clients who may hold or may have held investments similar to those intended to be made by the Fund. These clients may themselves represent appropriate investment opportunities for the Fund or may compete with the Fund for investment opportunities.
Proxy Voting Policies
The Board has delegated the voting of proxies for Fund securities to the Adviser, with assistance from the Sub-Advisers as appropriate. The proxy voting policies and procedures of the Adviser are set forth below. The guidelines are reviewed periodically by the Adviser and the Fund’s trustees who are not “interested persons,” and, accordingly, are subject to change.
Introduction
As an investment adviser registered under the Advisers Act, the Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Adviser recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.
SAI-23

These policies and procedures for voting proxies for the Adviser’s investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under the Advisers Act.
Proxy Policies
The Adviser votes proxies relating to the Fund’s portfolio securities in what the Adviser perceives to be the best interest of its clients. The Adviser reviews on a case-by-case basis each proposal submitted to a shareholder vote to determine its effect on the portfolio securities held by its clients. In most cases the Adviser will vote in favor of proposals that the Adviser believes are likely to increase the economic value of the underlying portfolio securities held by the Adviser’s clients. Although the Adviser will generally vote against proposals that may have a negative effect on its clients’ portfolio securities, the Adviser may vote for such a proposal if there exist compelling long-term reasons to do so.
The Adviser’s proxy voting decisions are made by those senior officers who are responsible for monitoring each of its clients’ investments. When appropriate, the Adviser solicits assistance from senior officers of the applicable Sub-Adviser in making proxy voting decisions. To ensure that the Adviser’s vote is not the product of a conflict of interest, the Adviser requires that (1) anyone involved in the decision-making process disclose to the Adviser’s chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how the Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, the Adviser will disclose such conflicts to its client, including with respect to the Fund, the Independent Trustees and the Adviser may request guidance from such persons on how to vote such proxies for their account.
Proxy Voting Records
You may obtain information about how the Adviser voted proxies for the Fund, free of charge, by making a written request for proxy voting information to: CIM Real Assets & Credit Fund, 4700 Wilshire Boulevard, Los Angeles, California 90010, Attention: Shareholder Relations, or by calling the Fund at (866) 907-2653. The SEC also maintains a website at http://www.sec.gov that contains such information.
Codes of Ethics
The Fund, the Adviser, the Sub-Advisers, and the Distributor have each adopted codes of ethics pursuant to Rule 17j-1 under the 1940 Act. These codes govern personal trading by Fund, Adviser and Distributor personnel, respectively. Among other requirements, the codes require certain persons to report certain of their personal securities transactions and holdings (in reportable securities) to the Adviser, the Sub-Advisers or the Fund, and the Adviser, the Sub-Advisers and the Fund are required to review such reports. The Fund’s code permits the Fund’s personnel to trade in securities, but prohibits insider trading. These codes of ethics are available on the EDGAR Database on the SEC’s website (http://www.sec.gov).
PORTFOLIO TRANSACTIONS AND BROKERAGE
Since the Fund intends to generally acquire and dispose of its investments in privately negotiated transactions, it expects to infrequently use brokers in the normal course of its business. Subject to policies established by the Board, the CIM Sub-Adviser will be responsible for the execution of the publicly-traded securities portion of the Fund’s portfolio transactions and the allocation of brokerage commissions. The CIM Sub-Adviser will seek to obtain the best net results for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While the CIM Sub-Adviser will generally seek reasonably competitive trade execution costs, the Fund will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the CIM Sub-Adviser may select a broker based partly upon brokerage or research services provided to it and the Fund and any other clients. In return for such services, the Fund may pay a higher commission than other brokers would charge if the CIM Sub-Adviser determines in good faith that such commission is reasonable in relation to the services provided.
SAI-24

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES
The following table sets forth, as of December 31, 2025, information with respect to the beneficial ownership of Common Shares by:
•each Trustee and executive officer;
•all of the Trustees and executive officers as a group; and
•each person known by the Fund to beneficially own 5% or more of the outstanding Common Shares.
Beneficial ownership is determined in accordance with the applicable rules of the SEC. There are no Common Shares subject to options that are currently exercisable or exercisable within 60 days of the date of the SAI.

	Shares Beneficially Owned				Percentage of Total Outstanding Shares(3)
Name(1)	Class I	Class A	Class C	Class L
5% Holders:
CIM RACR, LLC	344,067	4,000	4,000	4,000	3.06%
Richard Ressler(2)	348,067	4,000	4,000	4,000	3.10%
Avraham Shemesh(2)	348,067	4,000	4,000	4,000	3.10%
Shaul Kuba(2)	348,067	4,000	4,000	4,000	3.10%
Interested Trustees:
David Thompson	—	—	—	—	N/A
Bilal Rashid	—	—	—	—	N/A
Independent Trustees:
Stephen O. Evans	—	—	—	—	N/A
Carol (“Lili”) Lynton	—	—	—	—	N/A
Ashwin Ranganathan	—	—	—	—	N/A
Executive Officers Who Are Not Trustees:
Nathan D. DeBacker	—	—	—	—	N/A
Stephen Altebrando	—	—	—	—	N/A
Jordan Dembo	—	—	—	—	N/A
Lisa Kustron	—	—	—	—	N/A
Christopher Filosa	—	—	—	—	N/A
All trustees and executive officers as a group (10 persons)	—	—	—	—	N/A
_____________________
* Less than one percent.
(1)The address of each beneficial owner is c/o CIM Real Assets & Credit Fund, 4700 Wilshire Boulevard, Los Angeles, California 90010.
(2)The reported shares are owned directly by CIM RACR, LLC. CIM Group, LLC is the sole equity member of CIM RACR, LLC. Each of Richard Ressler, Avraham Shemesh and Shaul Kuba may be deemed to beneficially own all of these shares because of their positions with CIM Group, LLC. Each of them disclaims beneficial ownership of these securities except to the extent of his indirect pecuniary interest therein.
(3)Based on a total of 11,625,034 of the Fund’s Common Shares issued and outstanding as of December 31, 2025.
SAI-25

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The financial statements included in the Fund’s Annual Report for the fiscal year ended September 30, 2025 incorporated herein by reference have been audited by Deloitte & Touche, LLP, an independent registered public accounting firm. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Prior to the fiscal year ended 2024, the Fund’s independent registered public accounting firm was PricewaterhouseCoopers, LLP.
CUSTODIAN AND TRANSFER AGENT
The primary custodian of the assets of the Fund is U.S. Bank, National Association, located at 190 S. LaSalle Street, 8th Floor, Chicago, IL 60603. The custodian of certain of the Fund’s assets will be UMB Bank, N.A., located at 928 Grand Blvd., 5th Floor, Kansas City, MO 64106. SS&C GIDS, Inc., located at 801 Pennsylvania Avenue, Kansas City, MO 64105, will serve as the Fund’s transfer agent and dividend paying agent with respect to the Common Shares.
ADDITIONAL INFORMATION
A Registration Statement on Form N-2, including amendments thereto, relating to the Common Shares offered hereby, has been filed by the Fund with the SEC. The prospectus and this SAI do not contain all of the information set forth in the Registration Statement, such as the exhibits and schedules thereto. For further information with respect to the Fund and the Common Shares offered hereby, reference is made to the Registration Statement. Statements contained in the prospectus and this SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies of all or any part thereof may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
FINANCIAL STATEMENTS
The financial statements for the Fund’s fiscal year ended September 30, 2025 and the independent registered public accounting firm’s report contained in the Fund’s Annual Report dated September 30, 2025 are incorporated by reference to this SAI. The unaudited financial statements of the Fund for the semi-annual period ended March 31, 2025 are incorporated by reference to this SAI. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll free at 855-747-9559 or by contacting the Fund by mail at 4700 Wilshire Boulevard, Los Angeles, CA 90010. You may also obtain a copy of each of the filings on the SEC’s website at http://www.sec.gov or on the Fund’s website at https://www.cimgroup.com/investment-platforms/credit/racr.

SAI-26

PART C
OTHER INFORMATION
Item 25. Financial Statements and Exhibits

(1)	Financial Statements
Part A: Senior Securities.

Part B: Incorporated by reference to the Registrant’s annual report for the period ended September 30, 2025 and the Registrant’s semi-annual report for the period ended March 31, 2025, filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended.

(2)	Exhibits:

(a)(1)	Certificate of Trust of the Registrant

(a)(2)	Declaration of Trust of the Registrant

(a)(3)	Amended and Restated Declaration of Trust of the Registrant

(d)	Multiple Class Plan

(e)	Dividend Reinvestment Plan of the Registrant

(g)(1)	Amended and Restated Investment Advisory Agreement by and between Registrant and CIM Capital IC Management, LLC

(g)(2)	Amended and Restated Investment Sub-Advisory Agreement by and between CIM Capital IC Management, LLC and OFS Capital Management, LLC

(g)(3)	Investment Sub-Advisory Agreement by and between CIM Capital IC Management, LLC and CIM Capital SA Management, LLC

(h)(1)	Amended and Restated Dealer Manager Agreement by and between the Registrant and CCO Capital, LLC

(h)(2)	Distribution Agreement by and among the Registrant, CIM Capital IC Management, LLC and Northern Lights Distributors, LLC

(h)(3)	Form of Selling Agreement

(h)(4)	Wholesale Marketing Agreement by and between Northern Lights Distributors, LLC and CCO Capital, LLC
(j)(1)	Custodian Agreement by and between the Registrant and US Bank, National Association

(j)(2)	Custodian Agreement by and between the Registrant and UMB Bank, N.A.

(k)(1)	Amended and Restated Administration Agreement by and between the Registrant and CIM Capital IC Management, LLC*

(k)(2)	Expense Limitation and Reimbursement Agreement by and between the Registrant and CIM Capital IC Management, LLC

(k)(3)	Amended and Restated Distribution and Shareholder Services Plan of the Registrant

(k)(4)	Master Services Agreement by and between the Registrant and Ultimus Fund Solutions, LLC

(k)(5)	Total return swap by and between Citibank, N.A. and RACR-FS, LLC

(k)(6)	Credit Agreement between Bank of California (formerly known as Pacific Western Bank) and the Registrant

(k)(7)	Amendment Number One to Credit Agreement between Pacific Western Bank and the Registrant

(k)(8)	Master Repurchase Agreement between J.P. Morgan Securities LLC and the Registrant

(k)(9)	Amendment to the Master Repurchase Agreement between J.P. Morgan Securities and the Registrant

(1)	Opinion of Richards, Layton & Finger, P.A.

(n)(1)	Consent of Deloitte & Touche, LLP*

(n)(2)	Consent of PricewaterhouseCoopers LLP*

(n)(3)	Report of Deloitte & Touche, LLP on Supplemental Information*

(r)(1)	Code of Ethics for CIM Capital IC Management, LLC and CIM Capital SA Management, LLC*

(r)(2)	Code of Ethics for CIM Real Assets and Credit Fund*

(r)(3)	Code of Ethics for Northern Lights Distributors, LLC

(r)(4)	Code of Ethics for OFS Capital Management, LLC*

(t)	Power of Attorney

*	Filed herewith.
Item 26. Marketing Arrangements
The information contained under the heading “Plan of Distribution” in the Prospectus is incorporated herein by reference.
Item 27. Other Expenses of Issuance and Distribution
Not Applicable
Item 28. Persons Controlled by or Under Common Control
See “Management of the Fund” and “Conflict of Interest” in the Prospectus.
Item 29. Number of Holders of Securities
The following table sets forth the number of record holders of the Common Shares as of December 31, 2025.

Title of Class	Number of Record Holders
Class I Shares	2,969
Class C Shares	337
Class A Shares	469
Class L Shares	9
Item 30. Indemnification
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. Except as otherwise provided in the Fund’s declaration of trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the declaration of trust.
The Fund has entered into the Investment Advisory Agreement with the Adviser. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Adviser is not liable for any error or judgment or mistake of law or for any loss the Fund suffers.

The Adviser has entered into the CIM Investment Sub-Advisory Agreement with the CIM Sub-Adviser. The CIM Investment Sub-Advisory Agreement provides that, in the absence of gross negligence or willful misconduct for its obligations and duties thereunder, the CIM Sub-Adviser is not liable to the Adviser for any loss the Adviser suffers.
The Adviser has entered into the OFS Investment Sub-Advisory Agreement with the OFS Sub-Adviser. The OFS Investment Sub-Advisory Agreement provides that, in the absence of gross negligence or willful misconduct for its obligations and duties thereunder, the OFS Sub-Adviser is not liable to the Adviser for any loss the Adviser suffers.
The REIT Subsidiary has entered into the REIT Subsidiary Advisory Agreement with the Adviser. The REIT Subsidiary Advisory Agreement provides that, in the absence of willful misfeasance, bad faith or gross negligence or reckless disregard for its obligations and duties thereunder, the Adviser is not liable for any error of judgment or mistake of law or for any loss the REIT Subsidiary suffers.
The Adviser has entered into the REIT Subsidiary Sub-Advisory Agreement with the CIM Sub-Adviser with respect to the REIT Subsidiary. The REIT Subsidiary Sub-Advisory Agreement provides that, in the absence of gross negligence or willful misconduct for its obligations and duties thereunder, the CIM Sub-Adviser is not liable to the Adviser for any loss the Adviser suffers.
Pursuant to the Fund’s Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.
Insofar as indemnification for liability arising under the Securities Act, may be permitted to trustees, officers and controlling persons of the Fund pursuant to the foregoing provisions, or otherwise, the Fund has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a trustee, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31. Business and Other Connections of Adviser
The descriptions of the Adviser and the Sub-Advisers under the caption “Management of the Fund” in the Prospectus and Statement of Additional Information included in this registration statement are incorporated by reference herein. For information as to the business, profession, vocation or employment of a substantial nature in which the Adviser, the Sub-Advisers and each of their executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in the Adviser’s Form ADV (File No. 801-115272), the CIM Sub-Adviser’s Form ADV (File No. 801-106534) and the OFS Sub-Adviser’s Form ADV (File No. 801-71366), each as filed with the SEC and incorporated herein by reference.
 Item 32. Locations of Accounts and Records
 All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:
(1)the Fund, CIM Real Assets & Credit Fund, 4700 Wilshire Boulevard, Los Angeles, CA 90010;
(2)the Fund’s transfer agent, SS&C GIDS, Inc., located at 801 Pennsylvania Avenue, Kansas City, MO 64105;
(3)the Fund’s primary Custodian, US. Bank, National Association, 190 S. LaSalle Street, 8th Floor, Chicago, IL 60603;

(4)the Fund’s Custodian regarding certain of the Fund’s assets, UMB Bank, N.A., 928 Grand Blvd., 5th Floor, Kansas City, MO 64106;
(5)the Fund’s investment adviser, CIM Capital IC Management, LLC, 4700 Wilshire Boulevard, Los Angeles, CA 90010; and
(6)the Fund’s Co-Administrator and accounting agent, Ultimus Fund Solutions, LLC, 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022.
Item 33. Management Services
Not applicable.
Item 34. Undertakings

(1)	Not applicable.

(2)	Not applicable.

(3)	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

1.
if the Registrant is relying on Rule 430B [17 CFR 230.430B]: each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

2.
if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)
that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)
the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	The Registrant hereby undertakes that:

(a)
for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	Not applicable.

(6)
The Registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)
The Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 486(b) under the Securities Act and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on the 28th day of January, 2026.

CIM Real Assets & Credit Fund

By:	/s/ David Thompson
Name:	David Thompson
Title:	Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, this Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, and in the capacities indicated, on the dates set forth below:

Name	Title	Date

/s/ David Thompson	Chief Executive Officer and Trustee (Principal Executive Officer)	January 28, 2026
David Thompson

/s/ Nathan D. DeBacker	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	January 28, 2026
Nathan D. DeBacker

*	Trustee	January 28, 2026
Bilal Rashid

*	Trustee	January 28, 2026
Stephen O. Evans

*	Trustee	January 28, 2026
Carol (“Lili”) Lynton

*	Trustee	January 28, 2026
Ashwin Ranganathan

* By:	/s/ David Thompson
David Thompson, as attorney in fact